Exhibit 99.1

R. R. DONNELLEY & SONS COMPANY

35 WEST WACKER DRIVE

CHICAGO, ILLINOIS 60601

[●], 2016

Dear R. R. Donnelley & Sons Company Stockholder,

In August 2015 the board of directors of R. R. Donnelley & Sons Company, or RRD, announced its intent to spin-off our publishing and retail-centric print services and office products company, LSC Communications, Inc., or LSC, and our financial communications and data services company, Donnelley Financial Solutions, Inc., or Donnelley Financial. I am pleased to report that on [●], 2016 LSC and Donnelley Financial will become separate public companies and RRD will continue as a global, customized multichannel communications management provider.

Donnelley Financial’s common stock will be listed on the New York Stock Exchange under the ticker symbol “DFIN” and LSC’s common stock will be listed on the New York Stock Exchange under the ticker symbol “LKSD”. RRD’s common stock will continue to be listed under the ticker symbol “RRD”.

RRD will distribute 80.75% of Donnelley Financial’s common stock in connection with the spin-off of Donnelley Financial. Holders of record of RRD’s common stock, par value $0.01 per share, as of the close of business, Eastern time, on [●], 2016, which will be the record date for the spin-offs, will receive one share of common stock, par value, $0.01 per share, of Donnelley Financial and one share of common stock, par value, $0.01 per share, of LSC for every eight shares of RRD common stock held. No action is required on your part to receive your shares of Donnelley Financial common stock and LSC common stock. You will not be required to pay anything for the new shares or to surrender any shares of RRD common stock. No fractional shares of Donnelley Financial common stock or LSC common stock will be issued. If you otherwise would own a fractional share, you will receive a check for the cash value thereof, which generally will be taxable to you.

The enclosed Information Statement describes the spin-off of Donnelley Financial and contains important information about Donnelley Financial, including financial statements. I suggest you read it carefully and in its entirety. You will receive a separate Information Statement describing the spin-off of LSC. If you have any questions regarding the spin-offs, please contact RRD’s transfer agent, Computershare Trust Company N.A.

Thank you for your continued support as we launch these three great new companies.

Thomas J. Quinlan III

President and

Chief Executive Officer

R. R. Donnelley & Sons Company

DONNELLEY FINANCIAL SOLUTIONS, INC.

35 WEST WACKER DRIVE

CHICAGO, ILLINOIS 60601

[●], 2016

Dear Future Donnelley Financial Stockholder,

On behalf of Donnelley Financial, it is our great pleasure to welcome you as a stockholder of our company.

From our first day as an independent public company, Donnelley Financial will be a global leader in financial communications and data services. Our company has a great heritage with a strong brand recognition, and we believe it has an even greater future with competitive advantages from scale, track record of innovation and cost leadership.

As an industry-leading financial communications services company, we serve capital market and investment market clients by delivering products and services to help create, manage and deliver accurate and timely financial communications to investors and regulators. We also provide virtual data rooms to facilitate the deal management requirements of capital markets and mergers and acquisitions transactions, we provide data and analytics services that help professionals uncover intelligence from disclosure contained within public filings made with the United States Securities and Exchange Commission, and we provide language solutions through which we can translate documents and create content in up to 140 different languages for our clients.

Donnelley Financial will have the opportunity to drive sales growth and create value by providing significant scale and the highest level of service and expertise. Our business strategy focuses on generating sales growth and value through: (1) increasing the range of solutions provided to existing and potential clients; (2) expanding our products and services into new markets; (3) pursuing selective strategic relationships and acquisition opportunities; and (4) utilizing our technology and operational expertise to drive efficiencies.

We believe that our separation from RRD will, among other benefits, allow us to focus on our distinct strategic priorities, afford us direct access to the capital markets and facilitate our ability to capitalize on growth opportunities and effect future acquisitions, facilitate incentive compensation arrangements for our employees more directly tied to the performance of our business, and enable us to concentrate our financial resources solely on our own operations.

Our common stock will trade on the New York Stock Exchange under the symbol “DFIN”.

Our management team is excited to be a part of this great company. We invite you to get to know our company better by reading our Information Statement. Thank you for your support of Donnelley Financial, and we look forward to having you as a fellow stockholder.

Sincerely,

Daniel N. Leib

Chief Executive Officer

Donnelley Financial Solutions, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission.

PRELIMINARY INFORMATION STATEMENT

SUBJECT TO COMPLETION, DATED SEPTEMBER 14, 2016

INFORMATION STATEMENT

Donnelley Financial Solutions, Inc.

Distribution of

Common Stock

Par Value $0.01 Per Share

We are sending you this Information Statement in connection with R. R. Donnelley & Sons Company’s (RRD) spin-off of its wholly-owned subsidiary, Donnelley Financial Solutions, Inc. (Donnelley Financial). RRD will effect the spin-off by distributing on a pro rata basis to holders of its common stock, par value $0.01 per share, 80.75% of the outstanding shares of Donnelley Financial common stock, par value $0.01 per share. Prior to such distribution, RRD will undertake a series of internal transactions following which we will own the financial communications and data services businesses of RRD, as described in this Information Statement. This distribution is part of a series of transactions by RRD, which we refer to as the Separation, following which there will be three independent, publicly traded companies: our company, Donnelley Financial, which will be focused on financial communications and data services; LSC Communications, Inc., which will be focused on publishing and retail-centric print services and office products; and RRD, which will be focused on customized multichannel communications management. The distribution of Donnelley Financial common stock to RRD stockholders is intended to be tax-free to RRD’s stockholders for U.S. federal income tax purposes, except for cash that stockholders receive in lieu of fractional shares.

80.75% of our shares of common stock will be distributed to holders of RRD common stock of record as of the close of business, Eastern time, on [●], 2016, which will be the record date. Each such holder will receive one share of our common stock for every eight shares of RRD’s common stock held on the record date. Such distribution of Donnelley Financial common stock will occur before giving effect to a reverse stock split by RRD in which holders of RRD common stock will receive one share of RRD common stock for every three shares of RRD common stock held prior to the reverse stock split. We refer to the distribution of securities of Donnelley Financial as the Distribution. The Distribution will be effective at 12:01 a.m. Eastern time on [●], 2016.

For RRD stockholders who own common stock in registered form, in most cases RRD’s transfer agent will credit their shares of Donnelley Financial common stock to book entry accounts established to hold their Donnelley Financial common stock. Our distribution agent will send these stockholders a statement reflecting their Donnelley Financial common stock ownership shortly after [●], 2016. For stockholders who own RRD common stock through a broker or other nominee, their shares of Donnelley Financial common stock will be credited to their accounts by their broker or other nominee. Stockholders will receive cash in lieu of fractional shares, which generally will be taxable. See “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

No stockholder approval of the Separation or Distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy in connection with the Separation or Distribution. RRD stockholders will not be required to pay for the shares of our common stock to be received by them in the Distribution, or to surrender or to exchange shares of RRD common stock in order to receive our common stock, or to take any other action in connection with the Separation or Distribution.

There is currently no trading market for Donnelley Financial common stock. We expect, however, that a limited trading market for Donnelley Financial common stock, commonly known as a “when-issued” trading market, will develop prior to the record date for the Distribution and we expect “regular way” trading of Donnelley Financial common stock will begin on the effective date of the distribution or the first trading day thereafter if such date is not a trading day. We intend to list our common stock on the New York Stock Exchange under the symbol “DFIN”.

IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE 24. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

Stockholders of RRD with inquiries related to the Separation or Distribution should contact RRD’s transfer agent, Computershare Trust Company, N.A.

The date of this Information Statement is [●], 2016.

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TRADEMARKS AND TRADE NAMES

We own or have rights to certain trademarks and trade names that we use in conjunction with the operations of our business. Each trademark, trade name or service mark of any other company appearing in this Information Statement belongs to its holder. Solely for convenience, trademarks and trade names referred to in this Information Statement may appear without the “®”, “™” and “SM” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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SUMMARY

The following is a summary of certain of the information contained in this Information Statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by more detailed information contained elsewhere in this Information Statement, which should be read in its entirety, particularly the discussion of “Risk Factors” beginning on page 23 of this Information Statement, and our audited historical combined financial statements and unaudited pro forma combined financial statements and the notes to those statements appearing elsewhere in this Information Statement.

In this Information Statement, unless the context otherwise requires:

•	“Donnelley Financial Solutions,” “Donnelley Financial,” the “Company,” “we,” “our” and “us” refer to Donnelley Financial Solutions, Inc. and its combined subsidiaries, after giving effect to the Distribution;

•	“LSC Communications” and “LSC” refer to LSC Communications, Inc., a Delaware corporation, and its combined subsidiaries, after giving effect to the distribution of its common stock by RRD in the Separation;

•	“RRD” refers to R. R. Donnelley & Sons Company, a Delaware corporation, and its consolidated subsidiaries, other than for all periods following the Separation, LSC and Donnelley Financial; and

•	“Internal Reorganization” refers to a series of internal reorganization transactions RRD will undertake prior to the completion of the Separation in order to facilitate the Separation. These internal reorganization steps will result in Donnelley Financial owning the assets and liabilities relating to RRD’s current financial communications and data services business and LSC owning substantially all of the assets and liabilities of RRD’s current publishing and retail-centric print services and office products business. This internal reorganization will also result in RRD retaining the assets and liabilities associated with its customized multichannel communications management business. Some of these internal reorganization transactions have commenced and will continue until just prior to completion of the Separation.

Prior to RRD’s distribution of the shares of our common stock to its stockholders, or the “Distribution,” RRD will undertake the Internal Reorganization, following which:

•	Donnelley Financial Solutions is expected to consist of RRD’s current financial reporting unit of RRD’s Strategic Services segment.

•	LSC Communications is expected to consist of:

•	substantially all of RRD’s current Publishing and Retail Services segment, as well as the office products reporting unit from RRD’s Variable Print segment;

•	certain publishing and e-book services currently within the digital and creative solutions reporting unit of RRD’s Strategic Services segment;

•	substantially all of the operations currently within the Europe reporting unit of RRD’s International segment;

•	certain Mexican operations currently within the Latin America reporting unit of RRD’s International segment; and

•	the co-mail and related list services operations currently within the logistics reporting unit of RRD’s Strategic Services segment.

•	RRD is expected to consist of:

•	its current Variable Print segment, except for the office products reporting unit that will become part of LSC Communications;

•	the logistics reporting unit within its current Strategic Services segment, except for the operations that will become part of LSC Communications;

•	the sourcing and digital and creative solutions reporting units within its current Strategic Services segment, except for the operations that will become part of LSC Communications; and

•	its current International segment except for substantially all of the Europe reporting unit and certain Mexican operations that will become part of LSC Communications.

The RRD Board believes that the Separation will deliver the following strategic and financial benefits:

•	allows each business to focus on its distinct strategic priorities, driving opportunities to accelerate growth and enhance long-term value;

•	permits even more focused brand strategy to support each business’s marketing plan;

•	provides each business with an independent equity structure that will afford it direct access to the capital markets and facilitate the ability of each company to capitalize on its growth opportunities and effect future acquisitions;

•	facilitates incentive compensation arrangements for employees of each business more directly tied to the performance of the relevant company’s business and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives;

•	allows investors to separately value each business based on their unique investment identities, including the merits, performance and future prospects of their respective businesses. The Separation will also provide investors with three distinct and targeted investment opportunities;

•	gives greater flexibility to execute tailored business strategies and compete in evolving markets;

•	provides tailored capital structures reflective of each business’s financial and growth profiles; and

•	enables each business to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs and facilitate a more efficient allocation of capital.

OUR COMPANY

Donnelley Financial is a financial communications and data services company serving both the investment and capital markets worldwide. Our clientele is primarily focused in three areas: global capital markets (GCM), global investment markets (GIM), and language solutions. Our business is diversified across a range of products and services, including content management, multi-channel content distribution, data management and analytics services, collaborative workflow and business reporting tools, and translations and other language services in support of our clients’ communication requirements.

Our GCM clients consist mainly of domestic and international companies that are subject to the filing and reporting requirements of the Securities Act of 1933, or the Securities Act, and the Securities Exchange Act of 1934, or the Exchange Act. In 2015, approximately 48% of our GCM net sales were compliance in nature. We also support public and private companies throughout the mergers and acquisitions transaction process and in public and private capital markets transactions with deal management solutions focused on aiding transactional efficiency from inception to completion. In 2015, approximately 52% of our GCM net sales were transactional in nature. We support GIM clients operating in the global investment markets within the United States and internationally, including United States based mutual funds, hedge and alternative investment funds, insurance companies and overseas investment structures for collective investments. In 2015, approximately 96% of our GIM net sales were compliance in nature, while the remaining 4% of our GIM net sales were transactional in nature. Of our total GIM net sales in 2015, approximately 60% were derived from clients in the mutual funds industry and 40% were derived from clients in the healthcare and insurance industries. Our language solutions offerings support domestic and international businesses in a variety of industries by helping them adapt their business content into different languages for specific countries, markets and regions through a complete suite of language products and services. We provide our language solutions offerings to clients operating in a variety of industries, with our language solutions 2015 net sales derived from clients in the financial, corporate, life sciences and legal industries, among others.

In the six months ended June 30, 2016 and the year ended December 31, 2015, we generated net sales of $538.1 million and $1.0 billion, net earnings of $49.7 million and $104.3 million and adjusted earnings before interest, taxes, depreciation and amortization, or Non-GAAP adjusted EBITDA, of $103.7 million and $218.9 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.” Our United States segment accounted for approximately 87% and 86% and our International segment accounted for 13% and 14% of our combined net sales for the six months ended June 30, 2016 and the year ended December 31, 2015, respectively.

Donnelley Financial operates in two business segments:

•	United States. Our United States segment is comprised of three reporting units: capital markets, investment markets, and language solutions and other. We serve capital market and investment market clients in the United States by delivering products and services to help create, manage and deliver accurate and timely financial communications to investors and regulators. We also provide virtual data rooms to facilitate the deal management requirements of capital markets and mergers and acquisitions transactions, and we provide data and analytics services that help professionals uncover intelligence from disclosure contained within public filings made with the United States Securities and Exchange Commission, or the SEC. Our United States segment also includes language solutions capabilities, through which we can translate documents and create content in up to 140 different languages for our clients.

•	International. Our International segment includes our operations in Asia, Europe, Latin America and Canada. In 2015, our operations in Europe, Asia, Canada and Latin America accounted for approximately 48%, 33%, 17% and 1% of our International segment net sales, respectively. Our international business is primarily focused on working with international capital markets clients on capital markets offerings and regulatory compliance related activities into or within the United States. In addition, we provide services to international investment market clients to allow them to comply with applicable SEC regulations, and we provide language solutions to international clients.

Our Strengths

•	Significant Scale. Our scale provides us with significant benefits, allowing us to cost-efficiently serve a large number of clients and add clients to our existing services. We have significant scalability within our cloud-based solutions, which we believe will result in minimal costs to add new clients. In the six months ended June 30, 2016 and the year ended December 31, 2015, we had net sales of $538.1 million and $1.0 billion, respectively.

•	Diverse Product Profile. Our business is diversified across a wide range of product offerings that enable us to work with companies and their advisors at different points throughout the business lifecycle, including private companies, public companies and companies that have filed for bankruptcy. We design, package and deliver our products and services in ways that address our clients’ unique needs, providing integrated solutions to their critical business issues, and we offer a “one-stop shop” approach for content creation and collaboration, content management, translation services and content distribution. In addition to our legacy full-suite service offerings, we believe that our evolving suite of self-service products provide unique value to our clients by allowing them to fully customize the level and nature of the services we provide, as required by each client’s individualized needs. We have also diversified our business by serving adjacent client categories like brokers and financial advisors.

•	Tailored Proprietary Technologies. We believe we have cultivated a strong reputation for innovation through our commitment to tailored and scalable technologies. We apply common technology platforms across our offerings and then add industry and client specific functionality that provides our clients with a flexible platform that can be further tailored to meet their specific needs. We believe our technological innovation, intellectual property and tailored proprietary technologies contribute to the appeal of our offerings for our clients.

•	Global Footprint. Our global footprint provides us with a “close to client” local platform and capability in each of our geographies. We believe our global footprint strengthens our client relationships by accelerating response times relative to our competitors and allowing us to assist our clients with projects that span across multiple locations in our global network. We believe we have the industry’s broadest global footprint in terms of regional presence, breadth of product offerings and applications, and diversity of end markets, giving us significant competitive advantages in scale and scope. We operate in 18 countries around the world and have client service centers in 41 cities worldwide.

•	Strong Client Relationships and Customer Service. We believe we have strong brand recognition and that our clients associate our brand with quality and client-focused and reliable customer service. Our regulatory expertise, commitment, discretion and responsiveness, particularly for projects involving highly sensitive information, have enabled us to develop strong, long-standing relationships with our clients, often at senior levels in their organizations. In addition, we believe that we are a valued service provider among leading companies, having provided services in 2015 to 422 of the S&P 500 listed companies and 745 of the Fortune 1,000 listed companies. Our product and service offerings for financial communications are often used over the lifetime of our clients, including in connection with their initial public offerings, mergers and acquisitions transactions, public and private capital markets transactions, strategic transactions and SEC compliance obligations. We believe our ability to retain our current client base and to attract new clients is directly related to our sales force and customer service personnel, and we devote extensive resources to recruiting, developing and retaining experienced sales and service professionals.

•	Stable Recurring Sales. We believe the demand for many of our products and services is driven by compliance requirements, and as such, is recurring in nature. We believe this demand dynamic, taken in conjunction with our strong client relationships and portfolio of products and services, allows us to generate recurring sales to both new and existing clients, which results in a meaningful portion of our net sales being derived from the same base of clients, particularly in providing our non-transactional products and services. For instance, our GCM clients and our GIM clients are able to use our EDGAR filing services to prepare their periodic SEC filings. Our recurring sales, particularly in compliance products and services, provides a stable portion of our cash flow. Additionally, we believe our strong customer relationships and recurring base of sales position us well to serve our clients’ transactional requirements. In 2015, approximately 62% of our overall net sales were recurring in nature while approximately 38% of our overall net sales were transactional in nature.

•	Deep Domain Expertise. Our team has deep experience in the understanding of the financial reporting process and the related aspects of the rapidly changing regulatory requirements and expertise in the creation and distribution of key financial communications documents. For the past five years we have been the leader in IPO and Draft Registration Statements (DRS) filings and a leader in supporting worldwide mergers. We believe we have extensive EDGAR and XBRL regulatory filing expertise, and we have relationships with many of the largest fund companies, annuities, and third party administrators. Our broad experience also uniquely qualifies us to help our clients navigate the ongoing transition in the regulatory world from documents to data, whether through a new accounting standard or a new output type (from HTML to HTML+XBRL to iXBRL). In each of these instances, we have launched new capabilities to the market, and as a result, we believe we are well positioned to manage the transition to new data driven disclosure output types required by the SEC for their reporting modernization initiative.

•	Experienced Management Team. Our management team has substantial management experience and possesses long-standing industry relationships and a deep understanding of our business. They have a proven track record of strong operating performance, recognizing and capitalizing on attractive opportunities and driving operating efficiencies. The members of our senior management team previously served in executive roles at RRD where they focused on operations and strategy relating to our business. Our management team is supported by a large number of seasoned employees, many of whom have joined us from RRD and have extensive operational experience and strong customer relationships.

Our Strategy

•	Expand the Existing Range of Solutions Provided to Clients. While clients may engage us to use specific solutions, we believe there are opportunities for us to increase our sales of existing solutions to these clients and clients currently working with competitors. By leveraging our strong client relationships, we expect to grow our share of client spend by expanding our suite of transaction and compliance services. For example, many of our GCM clients utilizing our EDGAR filing services are also active in mergers and acquisitions transactions, as well as public and private capital markets transactions, and we believe our virtual data room offering, Venue, is a helpful tool for these clients to manage the materials used in the due diligence process for these various types of transactions. Further, many of our GIM clients utilizing our EDGAR filing services may or could also rely on our FundSuiteArc products to more efficiently manage their content in a central online repository, providing a single platform to create, review and publish critical disclosures.

•	Develop New Services and Products. We seek to capitalize on our technological expertise and operational competencies to broaden the array of services we offer our existing and prospective client base. We expect to continue to increase the software products and services that we offer, which we believe will provide us with increased net sales and profits. Our ActiveDisclosure solution provides a web-based platform for document collaboration, allowing our clients to work more closely with us during the drafting of disclosures, long before submission to the SEC or other regulatory bodies, which we believe may reduce the time of the financial close process for our clients. We plan to leverage our existing relationships and brand reliability to combine our existing technology with other services. Recent examples of this strategy include our investments in Peloton Document Solutions LLC, or Peloton Documents, and in Mediant Communications, Inc., or Mediant, and our acquisition of Multicorpora. These investments have expanded our offerings to include deal marketing services associated with our Venue virtual data room, enhanced our broker-dealer and financial advisor services, and broadened our language solutions offerings by implementing technology advancements.

•	Focus on Growth and Expansion into New Markets. We believe our products and services are well-suited to our target markets, particularly those markets involving significant amounts of regulatory oversight, electronic documentation and collaboration of tailored marketing, compliance or business communication materials. We believe our capabilities position us well as requirements change to new standards of data driven disclosure in new markets. New regulations, such as the SEC’s reporting modernization proposal, which continues the recent emphasis on the submission of structured data for financial disclosures (rather than unstructured documents) and the Digital Accountability and Transparency Act of 2014, or the Data Act, which expands the structured data approach into government agencies outside of the SEC and the Federal Deposit Insurance Corporation, or the FDIC, are examples of these standards. We believe we are well-positioned to handle these new compliance and regulatory requirements with our track-record of developing technology offerings to meet industry and client demands. We also intend to increase our penetration in our existing markets by expanding geographically and to enter new markets that are adjacent to and share similar attributes to our existing markets.

•	Pursue Selective Strategic Relationships and Acquisition Opportunities. Since 2009, we have acquired four companies, Prospectus Central, LLC (an e-delivery company), Bowne (a traditional financial printer), EDGAR Online (which specializes in EDGAR and XBRL filings with the SEC) and MultiCorpora (a translations and language solutions company), expanding our service offerings and broadening our market reach. In addition, we have made strategic investments in Peloton Documents (a media and interactive communications provider) and Mediant (a provider of electronic and printed shareholder communications), allowing us to enhance our end-to-end deal solutions offerings and our proxy management and regulatory compliance services. We intend to continue to pursue such strategic relationships and acquisitions, and given the relative fragmentation of many of our target markets, we believe we will be able to continue to identify and capitalize on complementary strategic relationships and acquisition opportunities in the future.

•	Maintain Disciplined Approach to Capital Allocation. Following the Separation we expect to maintain a disciplined approach to capital allocation which will allow us to drive growth while also strengthening our balance sheet through debt reduction.

•	Effectively Manage Highly Variable Cost Structure. Since 2010, we have managed our cost structure to be highly variable in nature, increasing financial flexibility and delivering more stable profitability by outsourcing and management efforts. For instance, cost components such as outsourced purchases of composition services, printing, and language solution translators, certain direct materials such as paper, ink and packaging materials, and certain portions of transportation costs are entirely variable, while we structure our sales compensation and labor costs to allow them to be primarily variable in nature. We intend to continue focusing management’s efforts on managing these variable costs, and implementing additional variable cost structures where feasible. We also believe that many of our technology-based services are scalable to support additional growth, and we plan to continue to identify technology and process improvements that would allow us to become more efficient.

Key Challenges

Following the Distribution, we may face a number of challenges, both pre-existing and as a result of the Distribution, including:

•

Market Volatility. Unfavorable economic conditions could harm our operating results. For example, our GCM transactional net sales, including virtual data rooms, depends in part on the volume of public financings, particularly debt and equity financings, and mergers and acquisitions, which are influenced by corporate funding needs, stock market fluctuations, prevailing interest rates and other general and economic factors. Our GIM business can be affected by fluctuations in the inflow and outflow of money into investment management funds which determines the number of new funds that are opened, as well as, conversely, closed. As has happened in the past, any future prolonged period of capital market uncertainty and volatility could reduce transactional activity and cause a number of investment management funds to close and consequently adversely affect our operating results and our financial condition. Our International segment is particularly susceptible to capital market volatility as most of our International business is driven by capital markets transactions.

•	Changes in Demand Due to Technological Developments. Technological developments, including the electronic distribution of documents and data, online distribution and hosting of media content, and advances in digital printing, print-on-demand and Internet technologies, continue to impact the market for our products and services. Electronic communication technology has eliminated or reduced the role of many traditional printed products and has continued to drive electronic substitution across many of our offerings. We estimate that print-related net sales have declined at an annual rate of approximately 4.2% from 2013 to 2015, and represented approximately 42% of our total net sales in 2015, down from approximately 44% of our total net sales in 2013. The future impact of technology on our business is difficult to predict and could result in additional expenditures to restructure impacted operations or develop new technologies. However, because we offer a wide array of communications products and services, including electronic and print, which provide differentiated solutions for our clients, we have been able to maintain our profitability and margin in the face of shifting demands.

•	Regulatory Risks. Our net sales from transaction and compliance related documents is subject to volatility in demand due to the rules and regulations of the SEC and other regulatory bodies, which could adversely affect our operating and financial results. Our transaction and compliance net sales are primarily derived from the composition, filing and distribution of documents in electronic and printed form. Demand for the printing and distribution portions of this business is affected in part by the rules and regulations of the SEC and other regulatory bodies. We are uncertain as to whether or how pending rules will impact the practices of issuers, underwriters, broker-dealers and investors, the financial communications industry in general or our business in particular.

•	Data Security. A breach in our security measures could harm our business and operating results. Most of our products and services require us to capture, transmit, handle and store confidential, personal or sensitive information regarding our clients or our clients’ customers. A breach in our security systems resulting in the inadvertent or intentional disclosure of confidential information could severely harm our business and result in reputational damage and potential liability for us. A compromise of our security or a perceived compromise of our security could also result in negative publicity, causing us to lose clients and business. A party who is able to circumvent our security measures could misappropriate proprietary information that could be valuable to competitors or other similar companies.

In addition, we may be required to expend significant capital and other resources to continue to keep our security measures up to date and to protect the Company against the threat of a security breach. Increasingly, more of our financial services and other clients have been focusing on implementation of more extensive security measures. Implementation of these measures and the performance of client audits of these measures require a significant amount of time and resources.

The use of insider information is highly regulated in the United States and abroad, and violations of securities laws and regulations may result in civil and criminal penalties. If we, or any of our employees, fail to keep our clients’ proprietary information confidential, we may lose existing clients and potential new clients and may expose clients to significant liability and loss of revenue based on the premature release of confidential information.

The centralized nature of our information systems requires the routine flow of information about our clients and our clients’ customers across national borders. Changes in the worldwide legal and regulatory environment in the areas of consumer privacy, data security and cross-border data flows, or a failure by us to comply with the regulatory environment, could have a material adverse effect on our business.

•	Competition and Self-Reliance. We face competition from smaller competitors who compete on price and pressure margins on software or other services we provide. In addition, changes in content management technologies offered by our competitors are enabling our clients to take work in-house that was historically performed by us.

•	Acquisition Integration Challenges. We have in the past acquired and intend in the future to acquire other businesses that have technologies and product lines complementary to our core businesses, expand the breadth of our markets, enhance our technical capabilities or offer us other growth and diversification opportunities. The benefits of any future acquisitions may take more time than expected to develop, and we cannot guarantee that any future acquisition will in fact produce any intended benefits.

Please see “Risk Factors” for a more detailed description of the challenges and risks described above.

Company Information

We are a Delaware corporation with our principal executive offices at 35 West Wacker Drive, Chicago, IL 60601. Our telephone number as of the date of this Information Statement is (312) 326-8000.

Donnelley Financial was incorporated on February 22, 2016 as a direct, wholly-owned subsidiary of RRD. Prior to the Distribution, RRD will undertake the Internal Reorganization, after which we will own the subsidiaries, businesses and other assets currently owned and operated by RRD, directly or indirectly, that are described in this Information Statement. Although many of these transfers will not take place until just prior to the Distribution, for the avoidance of doubt, where we describe in this Information Statement our business activities, we do so as if these transfers have already occurred.

The distribution of our shares of common stock to RRD stockholders is part of a series of transactions by RRD, which we refer to as the Separation, following which there will be three independent, publicly traded companies: our Company, Donnelley Financial, which will be focused on financial communications and data services; LSC, which will be focused on publishing and retail-centric print services and office products; and RRD, which will be focused on customized multichannel communications management. Concurrently with the Distribution, RRD will make an additional distribution to holders of shares of RRD’s common stock, par value $0.01 per share, of shares of LSC’s common stock, par value $0.01 per share. You will receive a separate Information Statement describing the distribution and business of LSC.

THE SEPARATION AND THE DISTRIBUTION

Please see “The Separation and the Distribution” for a more detailed description of the matters described below.

Distributing Company	RRD.

Distributed Company	Donnelley Financial, a wholly-owned direct subsidiary of RRD, which will own and operate the financial communications and data services business currently owned and operated by RRD, as described in this Information Statement. Please see “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information concerning this business.

Distribution Ratio	Each holder of RRD common stock will receive a distribution of one share of our common stock for every eight shares of RRD common stock held on the record date. After the Distribution, RRD is expected to effect a reverse stock split in which holders of RRD’s common stock will receive one share of RRD common stock for every three shares of RRD common stock held prior to the reverse stock split. The expected reverse stock split will have no effect on the Distribution Ratio. The Distribution Ratio reflected herein is not adjusted to account for the expected reverse stock split.

Securities to Be Distributed	Based on 209,488,953 shares of RRD common stock issued and outstanding on September 1, 2016, approximately 32,428,630 shares of our common stock will be distributed. RRD will distribute 80.75% of our common stock in the Distribution and will retain 19.25% of our common stock following the Distribution. RRD stockholders will not be required to pay for the shares of our common stock to be received by them in the Distribution, or to surrender or exchange shares of RRD common stock in order to receive our common stock, or to take any other action in connection with the Separation or Distribution.

Fractional Shares	Fractional shares of our common stock will not be distributed. Fractional shares of our common stock will be aggregated and sold in the public market by the distribution agent, and stockholders will receive a cash payment in lieu of fractional shares. The aggregate net cash proceeds of these sales will be distributed ratably to the stockholders who would otherwise have received fractional interests. These proceeds generally will be taxable to those stockholders.

Distribution Agent, Transfer Agent and Registrar for the Shares	Computershare Trust Company, N.A. will be the distribution agent, transfer agent and registrar for the shares of our common stock.

Record Date	The record date is the close of business, Eastern time, on [●], 2016.

Distribution Date	The Distribution will be effective at 12:01 a.m. Eastern time on [●], 2016.

Material U.S. Federal Income Tax Consequences of the Distribution	It is a condition to the Distribution that RRD receive (i) a private letter ruling from the Internal Revenue Service (the IRS) satisfactory to the RRD board of directors (the RRD Board) regarding certain U.S. federal income tax matters relating to the Distribution and related transactions and (ii) an opinion of Sullivan & Cromwell LLP, in form and substance satisfactory to the RRD Board, regarding the U.S. federal income tax treatment of the Distribution and certain related transactions, as transactions that are generally tax-free, for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the U.S. Internal Revenue Code of 1986, as amended (the Code). Assuming that the Distribution, together with certain related transactions, so qualifies for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Donnelley Financial common stock pursuant to the Distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of fractional shares of Donnelley Financial common stock. RRD has received the private letter ruling from the IRS, and expects to receive the opinion of Sullivan & Cromwell LLP prior to the Distribution. The opinion and the private letter ruling will rely on factual representations and reasonable assumptions, which if incorrect or inaccurate may jeopardize the ability to rely on such opinion and private letter ruling. The opinion will not be binding on the IRS or the courts. You should consult your own tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as any foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the Distribution, see the section entitled “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

Stock Exchange Listing	There is not currently a public market for our common stock. We will apply for our common stock to be listed on the New York Stock Exchange (NYSE) under the symbol “DFIN”. It is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the effective date of the Distribution or the first trading day thereafter if such date is not a trading day, when-issued trading in respect of our common stock will end and regular-way trading will begin.

The Separation	The Separation is a series of transactions by RRD which will result in three independent companies after RRD spins-off its financial communications and data services company, which will be the Company, and its publishing and retail-centric print services and office products company, which will be LSC. On [●], 2016, the spun-off companies, Donnelley Financial and LSC, will become separate public companies. RRD will continue as a global, customized multichannel communications management provider.

Relationship Between RRD, LSC and Us After the Separation	Following the Separation, we will be a public company and RRD will retain a 19.25% continuing stock ownership interest in us. Prior to the Separation, we, LSC and RRD intend to enter into several agreements related to the Separation and Distribution, which will govern the relationship between RRD, LSC and us up to and after completion of the Separation and allocate between RRD, LSC and us various assets, liabilities, rights and obligations. These agreements include:

•	a separation and distribution agreement (the Separation and Distribution Agreement) for the purpose of accomplishing the distribution of our common stock and the distribution of LSC’s common stock to RRD’s common stockholders. This agreement also will govern our relationships with RRD and LSC with respect to pre-Separation matters and provide for the allocation of employee benefit, tax, litigation and other liabilities and obligations attributable to periods prior to the Separation. The Separation and Distribution Agreement will include an agreement that we, RRD and LSC agree to provide each other with appropriate indemnities with respect to liabilities arising out of the businesses being distributed and retained by RRD in the Separation. The Separation and Distribution Agreement will also address employee compensation and benefits matters;

•	one or more agreements that will provide for the receipt and provision of certain transition services for up to 24 months following the Separation (the Transition Services Agreements);

•	a Tax Disaffiliation Agreement that will allocate responsibility for taxes between us and RRD and include indemnification rights with respect to tax matters and restrictions to preserve the tax-free status of the Separation;

•	a Patent Assignment and License Agreement, a Trademark Assignment and License Agreement, a Data Assignment and License Agreement and a Software, Copyright and Trade Secret Assignment and License Agreement, in each case, that will provide for ownership, licensing and other arrangements to facilitate RRD’s, LSC’s and our ongoing use of intellectual property;

•	we also will be party to other commercial arrangements with RRD and its subsidiaries and with LSC and its subsidiaries. See “Certain Relationships and Related Party Transactions;” and

•	to the extent RRD retains any of our common stock following the Distribution, a Stockholder and Registration Rights Agreement with RRD relating to any shares of our common stock it retains.

See “Certain Relationships and Related Party Transactions—Certain Relationships and Potential Conflicts of Interest—Related Party Transaction Approval Policy” for a discussion of the policies that will be in place for dealing with potential conflicts of interest that may arise from our ongoing relationship with RRD and LSC.

Conditions to the Distribution	The Distribution is subject to the satisfaction of the following conditions or the RRD Board’s waiver of the following conditions:

•	the RRD Board will, in its sole and absolute discretion, have authorized and approved (i) the Internal Reorganization described under “Certain Relationships and Related Party Transactions—Separation Transactions—Separation and Distribution Agreement,” (ii) any other transfers of assets and assumptions of liabilities contemplated by the Separation and Distribution Agreement and any related agreements and (iii) the Distribution, and will not have withdrawn that authorization and approval;

•	the RRD Board will have declared the distribution of 80.75% of the outstanding shares of our common stock to RRD’s stockholders;

•	the SEC will have declared our registration statement on Form 10, of which this Information Statement is a part, effective under the Exchange Act, no stop order suspending the effectiveness of the registration statement will be in effect, and no proceedings for that purpose will be pending before or threatened by the SEC;

•	the applicable Canadian securities regulatory authorities will have issued (including having been deemed to have issued) a final receipt in connection with the filing of a prospectus prepared in accordance with applicable Canadian securities laws as required to qualify the distribution of Donnelley Financial common stock to RRD’s Canadian stockholders, and no order, ruling or determination having the effect of prohibiting, ceasing or suspending the distribution or trading of the Donnelley Financial common stock will have been issued by any securities regulatory authority in Canada and no proceedings for that purpose will have been instituted or threatened by any securities regulatory authority in Canada;

•	NYSE or another national securities exchange (in the U.S.) approved by the RRD Board will have accepted our common stock for listing, subject to official notice of issuance;

•	the Internal Reorganization will have been completed;

•	RRD shall have received (i) a private letter ruling from the Internal Revenue Service satisfactory to the RRD Board regarding certain U.S. federal income tax matters relating to the Distribution and related transactions (which it has received) and (ii) an opinion of Sullivan & Cromwell LLP, in form and substance satisfactory to the RRD Board, regarding the U.S. federal income tax treatment of the Distribution and certain related transactions (which it expects to receive prior to the Distribution);

•	no order, injunction or decree that would prevent the completion of the Distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the completion of the Distribution will be in effect, and no other event outside the control of RRD will have occurred or failed to occur that prevents the completion of the Distribution;

•	no other events or developments will have occurred prior to the Distribution that, in the judgment of the RRD Board, would result in the Distribution having a material adverse effect on RRD or its stockholders;

•	to the extent applicable, RRD, LSC and we will have executed and delivered the Separation and Distribution Agreement, the Stockholder and Registration Rights Agreement, the Tax Disaffiliation Agreement, the Patent Assignment and License Agreement, the Trademark Assignment and License Agreement, the Data Assignment and License Agreement, the Software, Copyright and Trade Secret Assignment and License Agreement, the Transition Services Agreements, all other ancillary agreements related to the Separation and certain commercial arrangements;

•	our existing directors will have duly appointed to the Donnelley Financial board of directors, or the Board, the individuals listed as members of our Board, post-Distribution, in this Information Statement, and those individuals will become members of our Board in connection with the Distribution;

•	each individual who will be an employee of RRD or LSC after the Distribution and who is a director or officer of Donnelley Financial will have resigned or been removed from the directorship and/or office held by that person, effective no later than immediately prior to the Distribution; and

•	immediately prior to the Distribution, our amended and restated certificate of incorporation, or our Certificate of Incorporation, and amended and restated by-laws, or our By-laws, each in substantially the form filed as an exhibit to the registration statement on Form 10 of which this Information Statement is a part, will be in effect.

The fulfillment of the above conditions will not create any obligation on RRD’s part to effect the Separation or the Distribution. The distribution of Donnelley Financial common stock is not conditioned upon the distribution of LSC common stock, nor will the distribution of LSC common stock be conditioned upon the Distribution of our common stock. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than NYSE approval for listing of our common stock and the SEC’s declaration of the effectiveness of the registration statement and the applicable Canadian securities regulatory authorities’ issuance of a final receipt in connection with the filing of a prospectus, in connection with the Distribution. RRD has the right not to complete the Separation or the Distribution if, at any time, the RRD Board determines, in its sole and absolute discretion, that the Separation or the Distribution is not in the best interests of RRD or its stockholders or is otherwise not advisable.

Post-Distribution Dividend Policy	Following the Distribution, the timing, declaration, amount and payment of any future dividends to Donnelley Financial stockholders will fall within the discretion of our Board. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock” and “Dividend Policy.”

Risk Factors	Stockholders should carefully consider the matters discussed under “Risk Factors.”

SUMMARY HISTORICAL COMBINED FINANCIAL DATA

The following table presents Donnelley Financial’s selected historical combined financial data. The selected historical combined statements of operations data for the years ended December 31, 2015, 2014 and 2013 and the selected combined balance sheet data as of December 31, 2015 and 2014 are derived from its audited combined financial statements. The selected historical condensed combined statements of operations data for the three and six months ended June 30, 2016 and 2015 and the selected condensed combined balance sheet data as of June 30, 2016 are derived from its unaudited condensed combined financial statements. This financial information is included within the “Index to Combined Financial Statements” section of this Information Statement. The selected historical combined statements of operations data for the years ended December 31, 2012 and 2011 and the selected combined balance sheet data as of June 30, 2015 and December 31, 2013, 2012 and 2011 are derived from Donnelley Financial’s unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statement data has been prepared on a basis consistent with Donnelley Financial’s audited combined financial statements.

The selected historical combined financial data includes certain expenses of RRD that were allocated to Donnelley Financial for certain corporate functions, including general corporate expenses related to information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These costs may not be representative of the future costs Donnelley Financial may incur as an independent, publicly traded company. In addition, Donnelley Financial’s historical combined financial information does not reflect changes that Donnelley Financial expects to experience in the future as a result of Donnelley Financial’s separation from RRD, including changes in Donnelley Financial’s cost structure, personnel needs, tax structure, financing and business operations. Accordingly, these historical results should not be relied upon as an indicator of Donnelley Financial’s future performance.

The historical combined financial statements do not reflect the allocation of certain net liabilities between Donnelley Financial and RRD as reflected under “Unaudited Pro Forma Combined Financial Information” in this Information Statement. As a result, the combined financial information included herein may not completely reflect Donnelley Financial’s financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented.

For a better understanding, this section should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Combined Financial Information” and accompanying notes included elsewhere in this Information Statement.

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2016	2015	2015	2014	2013	2012	2011
(in millions)
Combined statements of operations data:
Net sales	$298.0	$308.9	$538.1	$579.3	$1,049.5	$1,080.1	$1,085.4	$1,061.0	$1,138.9
Net earnings	36.3	40.5	49.7	64.3	104.3	57.4	96.3	71.7	64.5

Combined balance sheet data:
Total assets	935.6	1,035.6	935.6	1,035.6	817.6	994.2	880.5	926.7	1,045.1
Note payable with an RRD affiliate	29.6	44.4	29.6	44.4	29.2	44.0	58.7	73.1	—

Reflects results of acquired businesses from the relevant acquisition dates.

Includes the following significant items:

•	For the three months ended June 30, 2016: Pre-tax restructuring, impairment and other charges of $1.3 million ($0.8 million after-tax);

•	For the three months ended June 30, 2015: Pre-tax restructuring, impairment and other charges of $1.4 million ($0.9 million after-tax);

•	For the six months ended June 30, 2016: Pre-tax restructuring, impairment and other charges of $1.9 million ($1.2 million after-tax);

•	For the six months ended June 30, 2015: Pre-tax restructuring, impairment and other charges of $1.9 million ($1.2 million after-tax);

•	For 2015: Pre-tax restructuring, impairment and other charges of $4.4 million ($2.8 million after-tax);

•	For 2014: Pre-tax restructuring, impairment and other charges of $4.8 million ($3.1 million after-tax), $95.7 million pre-tax settlement charges ($58.4 million after-tax) on lump-sum pension settlement payments; $6.1 million pre-tax gain ($3.7 million after-tax) on the sale of a building, pre-tax gain of $3.0 million ($1.8 million after-tax) on an equity investment;

•	For 2013: Pre-tax restructuring, impairment and other charges of $13.0 million ($8.0 million after-tax);

•	For 2012: Pre-tax restructuring, impairment and other charges of $14.0 million ($8.5 million after-tax), pre-tax loss of $4.0 million ($2.4 million after-tax) on an equity investment;

•	For 2011: Pre-tax restructuring, impairment and other charges of $62.7 million ($40.0 million after-tax), pre-tax loss of $1.0 million ($0.6 million after-tax) on an equity investment.

Non-GAAP Measures

The Company believes that certain Non-GAAP measures, such as Non-GAAP adjusted EBITDA, provide useful information about the Company’s operating results and enhance the overall ability to assess the Company’s financial performance. The Company uses these measures, together with other measures of performance under GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performance of its business. Non-GAAP adjusted EBITDA allows investors to make a more meaningful comparison between the Company’s core business operating results over different periods of time. The Company believes that Non-GAAP adjusted EBITDA, when viewed with the Company’s results under GAAP and the accompanying reconciliations, provides useful information about the Company’s business without regard to potential distortions. By eliminating potential differences in results of operations between periods caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures, taxation positions or regimes, restructuring, impairment and other charges and gain or loss on certain equity investments and asset sales, the Company believes that Non-GAAP adjusted EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated.

Non-GAAP adjusted EBITDA excludes restructuring, impairment and other charges-net, pension settlement charges, the gain on a sale of a building and the gain on an equity investment. A reconciliation of GAAP net earnings to Non-GAAP adjusted EBITDA for the three and six months ended June 30, 2016 and 2015 and for the years ended December 31, 2015, 2014 and 2013 for these adjustments is presented in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,		For the Year Ended December 31,
	2016	2015	2016	2015	2015	2014	2013
Net earnings	$36.3	$40.5	$49.7	$64.3	$104.3	$57.4	$96.3
Restructuring, impairment and other charges—net	1.3	1.4	1.9	1.9	4.4	4.8	13.0
Pension settlement charges	—	—	—	—	—	95.7	—
Gain on sale of building	—	—	—	—	—	(6.1)	—
Gain on equity investment	—	—	—	—	—	(3.0)	—
Depreciation and amortization	10.8	10.7	20.3	21.7	41.7	40.7	37.1
Interest expense—net	0.1	0.3	0.4	0.6	1.1	1.5	2.2
Income tax expense	22.6	25.8	31.4	41.5	67.4	35.0	62.6

Non-GAAP adjusted EBITDA	$71.1	$78.7	$103.7	$130.0	$218.9	$226.0	$211.2

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND THE DISTRIBUTION

Q:	What is the Separation?

A:	The Separation is a series of transactions by RRD which will result in three independent companies by spinning-off our Company, a financial communications and data services company, which is referred to as Donnelley Financial, and a publishing and retail-centric print services and office products company, which is referred to as LSC. On [●], 2016, the spun-off companies, Donnelley Financial and LSC will become separate public companies. RRD will continue as a global, customized multichannel communications management provider. In particular:

•	Our Company, Donnelley Financial, is expected to consist of the current financial reporting unit of RRD’s Strategic Services segment.

•	LSC is expected to consist of:

•	substantially all of RRD’s current Publishing and Retail Services segment, as well as the office products reporting unit from RRD’s Variable Print segment;

•	certain publishing and e-book services currently within the digital and creative solutions reporting unit of RRD’s Strategic Services segment;

•	substantially all of the operations currently within the Europe reporting unit of RRD’s International segment;

•	certain Mexican operations currently within the Latin America reporting unit of RRD’s International segment; and

•	the co-mail and related list services operations currently within the logistics reporting unit of RRD’s Strategic Services segment.

•	RRD is expected to consist of:

•	its current Variable Print segment, except for the office products reporting unit that will become part of LSC Communications;

•	the logistics reporting unit within its current Strategic Services segment, except for the operations that will become part of LSC Communications;

•	the sourcing and digital and creative solutions reporting units within its current Strategic Services segment, except for the operations that will become part of LSC Communications; and

•	its current International segment, except for substantially all of the Europe reporting unit and certain Mexican operations that will become part of LSC Communications.

Q:	What is the Distribution?

A:	The Distribution is the method by which RRD will distribute to its stockholders 80.75% of the shares of our common stock. We will be a separate company from RRD, and RRD will retain 19.25% ownership interest in us. The number of shares of RRD common stock you own will not change as a result of the Distribution.

Q:	What is being distributed in the Distribution?

A:	Approximately 26,186,119 shares of Donnelley Financial common stock will be distributed in the Distribution, based upon the number of shares of RRD common stock issued and outstanding on September 1, 2016. The shares of our common stock to be distributed by RRD will constitute 80.75% of the issued and outstanding shares of our common stock immediately after the Distribution. RRD will retain approximately 6,242,511 shares of our common stock. For more information on the shares being distributed in the Distribution, see “Description of Capital Stock—Description of Common Stock.” There will be a separate distribution of LSC common stock to stockholders of RRD.

Q:	What will I receive in the Distribution?

A:	Holders of RRD common stock will receive a distribution of one share of our common stock for every eight shares of RRD common stock held by them on the record date, before giving effect to a reverse stock split by RRD in which holders of RRD common stock will receive one share of RRD common stock for every three shares of RRD common stock held prior to the reverse stock split, which reverse stock split is expected to occur after the Distribution of our common stock. RRD will retain a 19.25% continuing ownership interest in us. For a more detailed description, see “The Separation and the Distribution.”

Q:	What is the record date for the Distribution?

A:	Record ownership will be determined as of the close of business, Eastern time, on [●], 2016, or the record date. The person in whose name shares of RRD common stock are registered at the close of business on the record date is the person to whom shares of Donnelley Financial’s common stock will be issued in the Distribution. As described below, RRD common stock will not trade on an ex-dividend basis with respect to our common stock and, as a result, if a record holder of RRD common stock sells those shares after the record date and on or prior to the Distribution Date, the seller will be obligated to deliver to the purchaser the shares of our common stock that are issued in respect of the transferred RRD common stock.

Q:	Where can I find more information about LSC and the distribution of LSC common stock?

A:	As a stockholder of RRD, you will receive a separate information statement describing the spin-off of RRD’s publishing and retail-centric print services and office products company, LSC. That information statement will describe the business and financial condition of LSC. This Information Statement relates only to the distribution of Donnelley Financial’s common stock to RRD’s stockholders.

Q:	When will the Separation and the Distribution occur?

A:	We expect that shares of our common stock will be distributed by the distribution agent, on behalf of RRD, effective at 12:01 a.m. Eastern time on [●], 2016, or the Distribution Date. Various steps of the Separation will occur prior to the Distribution, which is the final step of the Separation.

Q:	What will the relationship between RRD, LSC and us be following the Separation?

A:	Following the Separation, we will be a public company, LSC will be a public company and RRD will be a public company. RRD will retain a 19.25% continuing stock ownership interest in each of LSC and us. In connection with the Separation, we, RRD and LSC will enter into a Separation and Distribution Agreement and several other agreements for the purpose of accomplishing the Separation, including the Distribution of our common stock to RRD’s common stockholders. These agreements also will govern our relationship with RRD and LSC with respect to pre-Separation matters and provide for the allocation of employee benefit, tax, litigation and other liabilities and obligations attributable to periods prior to the Separation. The Separation and Distribution Agreement will provide that we, RRD and LSC agree to provide each other with appropriate indemnities with respect to liabilities arising out of the businesses being distributed and retained by RRD. See “Certain Relationships and Related Party Transactions.” These agreements will also include arrangements with respect to transition services under Transition Services Agreements and a number of agreements with respect to ongoing commercial relationships. To the extent RRD retains any of our common stock following the Distribution, we will also enter into a Stockholder and Registration Rights Agreement with RRD pursuant to which, among other things, we will agree that, upon the request of RRD, we will use our reasonable best efforts to effect the registration, under applicable securities laws, of any shares of common stock retained by RRD. We will also enter into a Tax Disaffiliation Agreement, a Patent Assignment and License Agreement, a Trademark Assignment and License Agreement, a Data Assignment and License Agreement and a Software, Copyright and Trade Secret Assignment and License Agreement. We describe these agreements in more detail under “Certain Relationships and Related Party Transactions—Separation Transactions” included elsewhere in this Information Statement.

Q:	What does RRD intend to do with any shares of Donnelley Financial common stock that it retains?

A:	RRD will dispose of the Donnelley Financial common stock that it retains after the Distribution within the 12-month period following the Distribution. Such disposition could include one or more subsequent exchanges for debt, or otherwise using the common stock to satisfy RRD’s outstanding obligations.

Q:	How will RRD vote any shares of Donnelley Financial common stock that it retains?

A:	RRD will agree to vote any shares of Donnelley Financial common stock that it retains in proportion to the votes cast by Donnelley Financial’s other stockholders and to grant Donnelley Financial a proxy with respect to such shares. For additional information see “Certain Relationships and Related Party Transactions—Separation Transactions—Stockholder and Registration Rights Agreement” included elsewhere in this Information Statement.

Q:	What do I have to do to participate in the Distribution?

A:	No action is required on your part and no stockholder vote is required in order to effect the Separation or Distribution. Stockholders of RRD on the record date for the Distribution are not required to pay any cash or deliver any other consideration, including any shares of RRD common stock, for the shares of our common stock to be distributed to them in the Distribution. You are not being asked to vote on any matter at this time, nor is any proxy being solicited from you in connection with the Separation or Distribution.

Q:	If I sell, on or before the Distribution Date, shares of RRD common stock that I held on the record date for the Distribution, am I still entitled to receive shares of Donnelley Financial common stock distributable with respect to such shares of RRD common stock?

A:	No. No ex-dividend market will be established for our common stock until the first trading day following the Distribution Date. Therefore, if you own shares of RRD common stock on the record date and thereafter sell those shares on or prior to the Distribution Date, you will also be selling the shares of our common stock that would have been distributed to you in the Distribution with respect to the shares of RRD common stock you sell. Conversely, a person who purchases shares of RRD common stock after the record date and on or prior to the Distribution Date will be entitled to receive from the seller of those shares the shares of our common stock issued in the Distribution with respect to the transferred RRD common stock.

Q:	How will fractional shares be treated in the Distribution?

A:	If you would be entitled to receive a fractional share of our common stock in the Distribution, you will instead receive a cash payment. See “The Separation and the Distribution—Manner of Effecting the Distribution” for an explanation of how the cash payments will be determined.

Q:	How will RRD distribute shares of Donnelley Financial common stock to me?

A:	Holders of shares of RRD common stock on the record date will receive shares of our common stock in book-entry form. If you own shares of RRD common stock through the RRD dividend reinvestment plan, the Donnelley Financial shares you receive will be distributed to a new Donnelley Financial direct stock purchase plan account that will be created for you.

Q:	If I was enrolled in the RRD dividend reinvestment plan, will I automatically be enrolled in the Donnelley Financial dividend reinvestment and direct stock purchase plan?

A:	Yes. The plan election option (e.g., dividend reinvestment and/or cash dividends) your RRD stock had at the time of the distribution will be automatically carried over to the new Donnelley Financial shares you receive in the Distribution. Under separate cover you will receive information about the Computershare CIP dividend reinvestment and direct stock purchase plan for Donnelley Financial shares. Once the Donnelley Financial shares are allocated, if you choose, you can notify Computershare Trust Company, N.A. that you want to change the dividend reinvestment option for your Donnelley Financial shares. For contact information for Computershare Trust Company, N.A., see “Questions and Answers about the Separation and the Distribution—Where can I get more information?”

Q:	What is the reason for the Separation?

A:	The RRD Board believes that the creation of these three independent businesses, RRD, LSC and Donnelley Financial, will deliver the following strategic and financial benefits:

•	allows each business to focus on its distinct strategic priorities, driving opportunities to accelerate growth and enhance long-term value;

•	permits even more focused brand strategy to support each business’s marketing plan;

•	provides each business with an independent equity structure that will afford it direct access to the capital markets and facilitate the ability of each company to capitalize on its growth opportunities and effect future acquisitions;

•	facilitates incentive compensation arrangements for employees of each business more directly tied to the performance of the relevant company’s business and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives;

•	allows investors to separately value each business based on their unique investment identities, including the merits, performance and future prospects of their respective businesses. The Separation will also provide investors with three distinct and targeted investment opportunities;

•	gives greater flexibility to execute tailored business strategies and compete in evolving markets;

•	provides tailored capital structures reflective of each business’s financial and growth profiles; and

•	enables each business to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs and facilitate a more efficient allocation of capital.

Q:	Does Donnelley Financial intend to incur indebtedness in connection with the Separation?

A:	In connection with the Separation, Donnelley Financial intends to incur debt and use the net proceeds to reduce debt at RRD. To effect this, we currently expect to incur approximately $650.0 million of debt through a combination of either or both, senior notes and term loans. In addition, we intend to enter into a revolving credit facility to be used for general corporate purposes, including working capital needs, acquisitions and letters of credit.

Q:	What are the federal income tax consequences to me of the Distribution?

A:	It is a condition to the Distribution that RRD receive (i) a private letter ruling from the IRS satisfactory to the RRD Board regarding certain U.S. federal income tax matters relating to the Distribution and related transactions and (ii) an opinion of Sullivan & Cromwell LLP, in form and substance satisfactory to the RRD Board, regarding the U.S. federal income tax treatment of the Distribution and certain related transactions, as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Assuming that the Distribution, together with certain related transactions, so qualifies for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Donnelley Financial common stock pursuant to the Distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of fractional shares of Donnelley Financial common stock. The opinion and the private letter ruling will rely on factual representations and reasonable assumptions, which if incorrect or inaccurate may jeopardize the ability to rely on such opinion and private letter ruling. RRD has received the private letter ruling from the IRS, and expects to receive the opinion of Sullivan & Cromwell LLP prior to the Distribution. The opinion will not be binding on the IRS or the courts. You should consult your own tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as any foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the Distribution, see the section entitled “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q:	Does Donnelley Financial intend to pay cash dividends?

A:	Following the Separation, the timing, declaration, amount and payment of any future dividends to Donnelley Financial stockholders will fall within the discretion of our Board. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock” and “Dividend Policy.”

Q:	How will Donnelley Financial common stock trade?

A:	There is not currently a public market for our common stock. We will apply to list our common stock on NYSE under the symbol “DFIN”. It is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the effective date of the Distribution or the first trading day thereafter if such date is not a trading day, when-issued trading in respect of our common stock will end and regular-way trading will begin.

Q:	Will the Separation and Distribution affect the trading price of my RRD common stock?

A:	Yes. After the Separation and Distribution, the trading price of RRD common stock may be lower than the trading price of RRD common stock immediately prior to the Separation and Distribution. Moreover, until the market has evaluated the operations of RRD without the operations of its financial communications and data services businesses, which will be operated by us following the Distribution, and its publishing and retail-centric print services and office products businesses, which will be operated by LSC following the Separation, the trading price of RRD common stock may fluctuate significantly. RRD believes that the Separation offers its stockholders the greatest long-term value. However, the combined trading prices of RRD common stock, Donnelley Financial common stock and LSC common stock after the Separation may be lower than the trading price of RRD common stock prior to the Separation. See “Risk Factors,” beginning on page 24.

Q:	Do I have appraisal rights?

A:	No. Holders of RRD common stock are not entitled to appraisal rights in connection with the Distribution.

Q:	Who is the transfer agent for Donnelley Financial common stock?

A:	Computershare Trust Company, N.A.

Q:	Where can I get more information?

A:	If you have questions relating to the mechanics of the Distribution, you should contact the distribution agent:

Computershare Trust Company, N.A.

Toll Free Number: 1-800-446-2617

International Telephone Number: +1-781-575-2879

Overnight Mail Delivery:

Computershare

211 Quality Circle, Suite 210

College Station, Texas 77845

Regular Mail Delivery:

Computershare

P.O. BOX 30170

College Station, Texas 77842

Before the Distribution, if you have questions relating to the Distribution, you should contact:

R. R. Donnelley & Sons Company

Investor Relations Department

35 West Wacker Drive, Chicago, Illinois 60601

Telephone: 1-800-742-4455

Website: www.investor.rrd.com

After the Distribution, if you have questions relating to Donnelley Financial, you should contact:

Donnelley Financial Solutions, Inc.

Investor Relations Department

35 West Wacker Drive, Chicago, Illinois 60601

Telephone: 1-800-742-4455

Website: www.dfsco.com (available as of the Distribution Date)

RISK FACTORS

You should carefully consider the following risk factors and all the other information contained in this Information Statement in evaluating us and our common stock.

Risks Relating to Our Business

A significant part of our business is derived from the use of our products and services in connection with financial and strategic business transactions. Economic trends that affect the volume of these transactions may negatively impact the demand for our products and services.

A significant portion of our net sales depends on the purchase of our products and use of our services by parties involved in global capital markets (GCM) compliance and transactions. As a result, our business is largely dependent on the global market for IPOs, secondary offerings, mergers and acquisitions, public and private debt offerings, leveraged buyouts, spinouts, bankruptcy and claims processing and other transactions. These transactions are often tied to economic conditions and dependent upon the performance of the overall economy, and the resulting volume of these types of transactions drives demand for our products and services. Downturns in the financial markets, global economy or in the economies of the geographies in which we do business and reduced equity valuations all create risks that could negatively impact our business. For example, in the past, economic volatility has led to a decline in the financial condition of a number of our clients and led to the postponement of their capital markets transactions. To the extent that there is continued volatility, we may face increasing volume pressure. Furthermore, our offerings for global investment markets (GIM) clients can be affected by fluctuations in the inflow and outflow of money into investment management funds which determines the number of new funds that are opened, as well as, closed. As a result, we are not able to predict the impact any potential worsening of macroeconomic conditions could have on our results of operations. The level of activity in the financial communications services industry, including the financial transactions and related compliance needs our products and services are used to support, is sensitive to many factors beyond our control, including interest rates, regulatory policies, general economic conditions, our clients’ competitive environments, business trends, terrorism and political change. In addition, a weak economy could hinder our ability to collect amounts owed by clients. Failure of our clients to pay the amounts owed to us, or to pay such amounts in a timely manner, may increase our exposure to credit risks and result in bad debt write-offs. Unfavorable conditions or changes in any of these factors could negatively impact our results of operations, financial position and cash flow.

The quality of our customer support and services offerings is important to our clients, and if we fail to offer high quality customer support and services, clients may not use our solutions and our net sales may decline.

A high level of customer support is critical for the successful marketing and sale of our solutions. If we are unable to provide a level of customer support and service to meet or exceed the expectations of our clients, we could experience a loss of clients and market share, a failure to attract new clients, including in new geographic regions and increased service and support costs and a diversion of resources. Any of these results could negatively impact our results of operations, financial position and cash flow.

A substantial part of our business depends on clients continuing their use of our products and services. Any decline in our client retention would harm our future operating results.

We do not have long term contracts with most of our GCM and GIM clients, and therefore rely on their continued use of our products and services, particularly for compliance related services. As a result, client retention, particularly during periods of declining transactional volume, is an important part of our strategic business plan. There can be no assurance that our clients will continue to use our products and services to meet their ongoing needs, particularly in the face of competitors’ products and services offerings. Our client retention rates may decline due to a variety of factors, including:

•	our inability to demonstrate to our clients the value of our solutions;

•	the price, performance and functionality of our solutions;

•	the availability, price, performance and functionality of competing products and services;

•	our clients’ ceasing to use or anticipating a declining need for our services in their operations;

•	consolidation in our client base;

•	the effects of economic downturns and global economic conditions; or

•	reductions in our clients’ spending levels.

If our retention rates are lower than anticipated or decline for any reason, our net sales may decrease and our profitability may be harmed, which could negatively impact our results of operations, financial position and cash flow.

Our business may be adversely affected by new technologies enabling clients to produce and file documents on their own.

The Company’s business may be adversely affected as clients seek out opportunities to produce and file regulatory documentation on their own and begin to implement technologies that assist them in this process. For example, clients and their financial advisors have increasingly relied on web-based services which allow clients to autonomously file and distribute Exchange Act reports, prospectuses and other materials as a replacement for using our EDGAR filing services. If technologies are further developed to provide our clients with the ability to autonomously produce and file documents to meet their regulatory obligations, and we do not develop products or provide services to compete with such new technologies, our business may be adversely affected by those clients who choose alternative solutions, including self-serving or filing themselves.

Our performance and growth depend on our ability to generate client referrals and to develop referenceable client relationships that will enhance our sales and marketing efforts.

We depend on users of our solutions to generate client referrals for our services. We depend in part on the financial institutions, law firms and other third parties who use our products and services to recommend our solutions to their client base, which allows us to reach a larger client base than we can reach through our direct sales and internal marketing efforts. For instance, a portion of our net sales from GCM clients is derived from referrals by investment banks, financial advisors and law firms that have utilized our services in connection with prior transactions. These referrals are an important source of new clients for our services.

A decline in the number of referrals we receive could require us to devote substantially more resources to the sales and marketing of our services, which would increase our costs, potentially lead to a decline in our net sales, slow our growth and negatively impact our results of operations, financial position and cash flow.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last up to two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have an adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could negatively impact our results of operations, financial positions and cash flow.

Following the Distribution, we will no longer operate as part of a globally diversified printing company and therefore may be more vulnerable to adverse events and trends affecting our business segments.

Following the Distribution, our business will focus on financial communication services. As a more diversified company, RRD has historically been insulated against adverse events and trends in any particular region or with respect to any particular business line. After separating from RRD, however, we may be more susceptible to adverse economic climate, financial market performance, regulations, and other adverse events because of the smaller scale and less diversified nature of our business.

We will encounter the risks that currently face the financial communications services components of RRD’s business. In particular, market volatility resulting from unfavorable economic conditions could negatively impact our GCM transactional net sales by reducing transactional activity and our GIM net sales by reducing the number of investment management funds and therefore, the number of our GIM clients. Our International segment is particularly susceptible to capital market volatility as most of our International business is capital markets transaction focused.

As part of RRD, we currently receive favorable terms and prices from existing third-party vendors that we source products and services from based on the full purchasing power of RRD. Following the Distribution, we will be a smaller company and may experience increased costs resulting from a decrease in purchasing power.

Prior to the Distribution, we have been able to take advantage of RRD’s size and purchasing power in sourcing products and services from third-party vendors. Following the Distribution, we will be a smaller company and are unlikely to have the same purchasing power that we had as part of RRD. Although we are seeking to expand our direct purchasing relationships with many of our most important third-party vendors, we may be unable to obtain products and services at prices and on terms as favorable as those available to us prior to the Distribution, which could negatively impact our results of operations, financial positions and cash flow.

The highly competitive market for our products and services and industry fragmentation may continue to create adverse price pressures.

The financial communications services industry is highly competitive with relatively low barriers to entry, and the industry remains highly fragmented in North America and internationally. Management expects that competition will increase from existing competitors, as well as new and emerging entrants. Additionally, as we expand our product and service offerings, we may face competition from new and existing competitors. As a result, competition may lead to additional pricing pressure on our products and services, which could negatively impact our results of operations, financial position and cash flow.

A failure to adapt to technological changes to address the changing demands of clients may adversely impact our business, and if we fail to successfully develop, introduce or integrate new services or enhancements to our products and services platforms, systems or applications, Donnelley Financial’s reputation, net sales and operating income may suffer.

Our ability to attract new clients and increase sales to existing clients will depend in large part on our ability to enhance and improve our existing products and services platforms, including our application solutions, and to introduce new functionality either by acquisition or internal development. Our operating results would suffer if our innovations are not responsive to the needs of our clients, are not appropriately timed with market opportunities or are not brought to market effectively. In addition, it is possible that our assumptions about the features that we believe will drive purchasing decisions for our potential clients or renewal decisions for our existing clients could be incorrect. In the past, we have experienced delays in the planned release dates of new products and services and upgrades to such products and services. There can be no assurance that new products or services, or upgrades to our products or services, will be released on schedule or that, when released, they will not contain defects as a result of poor planning, execution or other factors during the product development lifecycle. If any of these situations were to arise, we could suffer adverse publicity, damage to our reputation, loss of net sales, delay in market acceptance or claims by clients brought against us. Moreover, upgrades and enhancements to our platforms may require substantial investment and there can be no assurance that our investments will help us achieve or sustain a durable competitive advantage in our products and services offerings. If clients do not widely adopt our solutions or new innovations to our solutions, we may not be able to justify the investments we have made. If we are unable to develop, license or acquire new solutions or enhancements to existing services on a timely and cost-effective basis, or if our new or enhanced solutions do not achieve market acceptance, our business, results of operations and financial condition will be materially negatively impacted.

Undetected errors or failures found in our products and services may result in loss of or delay in market acceptance of our products and services that could seriously harm our business.

Our products and services may contain undetected errors or scalability limitations at any point in their lives, but particularly when first introduced or as new versions are released. We frequently release new versions of our products and different aspects of our platform are in various stages of development. Despite testing by us and by current and potential clients, errors may not be found in new products and services until after commencement of commercial availability or use, resulting in a loss of or a delay in market acceptance, damage to our reputation, client dissatisfaction and reductions in net sales and margins, any of which could negatively impact our business.

Changes in the rules and regulations to which clients or potential clients are subject may impact demand for our products and services.

Many of our clients are subject to rules and regulations requiring certain printed or electronic communications governing the form, content and delivery methods of such communications. Changes in these regulations may impact clients’ business practices and could reduce demand for our products and services. Changes in such regulations could eliminate the need for certain types of communications altogether or such changes may impact the quantity or format of communications.

Our failure to maintain the confidentiality, integrity and availability of our systems, software and solutions could seriously damage our reputation and affect our ability to retain clients and attract new business.

Maintaining the confidentiality, integrity and availability of our systems, software and solutions is an issue of critical importance for us and for our clients and users who rely on our systems to prepare regulatory filings and store and exchange large volumes of information, much of which is proprietary, confidential and may constitute material nonpublic information for our clients. Inadvertent disclosure of the information maintained on our systems due to human error, breach of our systems through hacking or cybercrime or a leak of confidential information due to employee misconduct, could seriously damage our reputation and could cause significant reputational harm for our clients. Techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and generally are not recognized until launched against a target. Like all software solutions, our software may be vulnerable to these types of attacks. An attack of this type could disrupt the proper functioning of our software solutions, cause errors in the output of our clients’ work, allow unauthorized access to sensitive, proprietary or confidential information of ours or our clients and other undesirable or destructive outcomes. Furthermore, our systems allow us to share information that may be confidential in nature to our clients across our offices worldwide. This design allows us to increase global reach for our clients and increase our responsiveness to client demands, but also increases the risk of a security breach or a leak of such information because it allows additional points of access to information by increasing the number of employees and facilities working on certain jobs. In addition, our systems leverage third party outsourcing arrangements, which expedites our responsiveness but exposes information to additional access points. If an actual or perceived information leak or breach of our security were to occur, our reputation could suffer, clients could stop using our products and services and we could face lawsuits and potential liability, any of which could cause our financial performance to be negatively impacted. Though we maintain professional liability insurance that includes coverage if a cybersecurity incident were to occur, there can be no assurance that insurance coverage will be available, responsive, or that available coverage will be sufficient to cover losses and claims related to any cybersecurity incidents we may experience.

A number of core processes, such as software development, sales and marketing, client service and financial transactions, rely on our IT, infrastructure and applications. Defects or malfunctions in our IT infrastructure and applications could cause our products and services offerings not to perform as our clients expect, which could harm our reputation and business. In addition, malicious software, sabotage and other cybersecurity breaches of the types described above could cause an outage of our infrastructure, which could lead to a substantial denial of service and ultimately downtimes, recovery costs and client claims, any of which could negatively impact our results of operations, financial position and cash flow.

Some of our systems and services are developed by third parties or supported by third party hardware and software and our business and reputation could suffer if these third party systems and services fail to perform properly or are no longer available to us.

Some of our systems and services are developed by third parties or rely on hardware purchased or leased and software licensed from third parties. These systems and services, or the hardware and software required to run our existing systems and services, may not continue to be available on commercially reasonable terms or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our services, which could negatively affect our business until equivalent technology is either developed by us or, if available, is identified, obtained and integrated. In addition, it is possible that our hardware vendors or the licensors of third party software could increase the prices they charge, which could have an adverse impact on our business, operating results and financial condition. Further, changing hardware vendors or software licensors could detract from management’s ability to focus on the ongoing operations of our business or could cause delays in the operations of our business.

Additionally, third party software underlying our services can contain undetected errors or bugs. We may be forced to delay commercial release of our services until any discovered problems are corrected and, in some cases, may need to implement enhancements or modifications to correct errors that we do not detect until after deployment of our services.

Adverse credit market conditions may limit our ability to obtain future financing.

We expect to put in place an appropriate capital structure in connection with the Distribution. Following that time, we may, from time to time, depend on access to credit markets. Uncertainty and volatility in global financial markets may cause financial markets institutions to fail or may cause lenders to hoard capital and reduce lending. As a result, we may not obtain financing on terms and conditions that are favorable to us, or at all.

Fluctuations in the costs and availability of paper, ink, energy and other raw materials may adversely impact us.

Increases in the costs of these inputs may increase our costs and we may not be able to pass these costs on to clients through higher prices. Moreover, rising raw materials’ costs, and any consequent impact on our pricing, could lead to a decrease in demand for our products and services.

If we are unable to protect our proprietary technology and other rights, the value of our business and our competitive position may be impaired.

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products and services similar to ours, which could decrease demand for our services. We rely on a combination of patents, trademarks, licensing and other proprietary rights laws, as well as third party nondisclosure agreements and other contractual provisions and technical measures, to protect our intellectual property rights. These protections may not be adequate to prevent our competitors from copying or reverse-engineering our technology and services to create similar offerings. Additionally, any of our pending or future patent applications may not be issued with the scope of protection we seek, if at all. The scope of patent protection, if any, we may obtain from our patent applications is difficult to predict and our patents may be found invalid, unenforceable or of insufficient scope to prevent competitors from offering similar services. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. To protect our proprietary information, we require employees, consultants, advisors, independent contractors and collaborators to enter into confidentiality agreements and maintain policies and procedures to limit access to our trade secrets and proprietary information. These agreements and the other actions we take may not provide meaningful protection for our proprietary information or know-how from unauthorized use, misappropriation or disclosure. Further, existing patent laws may not provide adequate or meaningful protection in the event competitors independently develop technology, products or services similar to ours. Even if the laws governing intellectual property rights provide protection, we may have insufficient resources to take the legal actions necessary to protect our interests. In addition, our intellectual property rights and interests may not be afforded the same protection under the laws of foreign countries as they are under the laws of the United States.

We have in the past acquired and intend in the future to acquire other businesses, and we may be unable to successfully integrate the operations of these businesses and may not achieve the cost savings and increased net sales anticipated as a result of these acquisitions.

Achieving the anticipated benefits of acquisitions will depend in part upon our ability to integrate these businesses in an efficient and effective manner. The integration of companies that have previously operated independently may result in significant challenges, and we may be unable to accomplish the integration smoothly or successfully. In particular, the coordination of geographically dispersed organizations with differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration of acquired businesses may also require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day operations of the Company. In addition, the process of integrating operations may cause an interruption of, or loss of momentum in, the activities of one or more of the Company’s businesses and the loss of key personnel from the Company or the acquired businesses. Further, employee uncertainty and lack of focus during the integration process may disrupt the businesses of the Company or the acquired businesses. The Company’s strategy is, in part, predicated on the Company’s ability to realize cost savings and to increase net sales through the acquisition of businesses that add to the breadth and depth of the Company’s products and services. Achieving these cost savings and net sales increases is dependent upon a number of factors, many of which are beyond the Company’s control. In particular, the Company may not be able to realize the benefits of more comprehensive product and service offerings, anticipated integration of sales forces, asset rationalization and systems integration.

Our business is dependent upon brand recognition and reputation, and the failure to maintain or enhance our brand or reputation would likely have an adverse effect on our business.

Our brand recognition and reputation are important aspects of our business. Maintaining and further enhancing our brands and reputation will be important to retaining and attracting clients for our products. We also believe that the importance of our brand recognition and reputation for products will continue to increase as competition in the market for our products and industry continues to increase. Our success in this area will be dependent on a wide range of factors, some of which are out of our control, including the efficacy of our marketing efforts, our ability to retain existing and obtain new clients and strategic partners, human error, the quality and perceived value of our products and services, actions of our competitors and positive or negative publicity. Damage to our reputation and loss of brand equity may reduce demand for our products and services and negatively impact our results of operations, financial position and cash flow.

We may be unable to hire and retain talented employees, including management.

Our success depends, in part, on our general ability to attract, develop, motivate and retain highly skilled employees. The loss of a significant number of our employees or the inability to attract, hire, develop, train and retain additional skilled personnel could have a serious negative effect on our business. We believe our ability to retain our client base and to attract new clients is directly related to our sales force and client service personnel, and if we cannot retain these key employees, our business could suffer. In addition, many members of our management have significant industry experience that is valuable to our competitors. We expect that our executive officers will have non-solicitation agreements contractually prohibiting them from soliciting our clients and employees within a specified period of time after they leave Donnelley Financial. If one or more members of our senior management team leave and cannot be replaced with a suitable candidate quickly, we could experience difficulty in managing our business properly, which could negatively impact our results of operations, financial position and cash flow.

The trend of increasing costs to provide health care and other benefits to our employees and retirees may continue.

We provide health care and other benefits to both employees and retirees. For many years, costs for health care have increased more rapidly than general inflation in the U.S. economy. If this trend in health care costs continues, our cost to provide such benefits could increase, adversely impacting our profitability. Changes to health care regulations in the U.S. and internationally may also increase our cost of providing such benefits.

Changes in market conditions, changes in discount rates, or lower returns on assets may increase required pension and other post-retirement benefits plan contributions in future periods.

The funded status of our pension and other post-retirement benefits plans is dependent upon many factors, including returns on invested assets and the level of certain interest rates. As experienced in prior years, declines in the market value of the securities held by the plans coupled with historically low interest rates have substantially reduced, and in the future could further reduce, the funded status of the plans. These reductions may increase the level of expected required pension and other post-retirement benefits plan contributions in future years. Various conditions may lead to changes in the discount rates used to value the year-end benefit obligations of the plans, which could partially mitigate, or worsen, the effects of lower asset returns. If adverse conditions were to continue for an extended period of time, our costs and required cash contributions associated with pension and other post-retirement benefits plans may substantially increase in future periods.

We are exposed to risks related to potential adverse changes in currency exchange rates.

We are exposed to market risks resulting from changes in the currency exchange rates of the currencies in the countries in which we do business. Although operating in local currencies may limit the impact of currency rate fluctuations on the operating results of our non-U.S. activities, fluctuations in such rates may affect the translation of these results into our financial statements. To the extent borrowings, sales, purchases, net sales and expenses or other transactions are not in the applicable local currency, we may enter into foreign currency spot and forward contracts to hedge the currency risk. Management cannot be sure, however, that our efforts at hedging will be successful, and such efforts could, in certain circumstances, lead to losses.

There are risks associated with operations outside the United States.

We have operations outside the United States. We work with capital markets clients around the world, and in 2015 our International segment accounted for 14% of our combined net sales. Our operations outside of the United States are primarily focused in Asia, Europe, Latin America and Canada. As a result, we are subject to the risks inherent in conducting business outside the United States, including:

•	costs of customizing products and services for foreign countries;

•	difficulties in managing and staffing international operations;

•	increased infrastructure costs including legal, tax, accounting and information technology;

•	reduced protection for intellectual property rights in some countries;

•	potentially greater difficulties in collecting accounts receivable, including currency conversion and cash repatriation from foreign jurisdictions;

•	increased licenses, tariffs and other trade barriers;

•	potentially adverse tax consequences;

•	increased burdens of complying with a wide variety of foreign laws, including employment-related laws, which may be more stringent than U.S. laws;

•	unexpected changes in regulatory requirements;

•	political and economic instability; and

•	compliance with applicable anti-corruption and sanction laws and regulations.

We cannot be sure that our investments or operations in other countries will produce desired levels of net sales or that one or more of the factors listed above will not affect our global business.

Risks Relating to the Separation and the Distribution

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our stock following the Distribution.

Prior to the Distribution, we will not have had any securities traded on any exchange and, as a result, have no trading history. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this Information Statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative developments for our clients, competitors or suppliers, as well as general economic and industry conditions.

The combined post-Separation value of RRD, LSC and Donnelley Financial shares may not equal or exceed the pre-Separation value of RRD shares.

After the Distribution, RRD common stock will continue to be publicly traded under the symbol “RRD”. We will apply to list Donnelley Financial common stock on NYSE under the symbol “DFIN” and LSC is expected to apply to list its common stock on NYSE under the symbol “LKSD”. We cannot assure you that the combined trading prices of RRD common stock, Donnelley Financial common stock and LSC common stock after the Separation, as adjusted for any changes in the combined capitalization of these companies, any ownership interest in Donnelley Financial or LSC retained by RRD, and the reverse stock split RRD expects to effect after the Distribution, will be equal to or greater than the trading price of RRD common stock prior to the Separation. Until the market has fully evaluated the business of RRD without the business of Donnelley Financial and LSC, the price at which RRD common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated the business of Donnelley Financial and LSC, the price at which shares of Donnelley Financial common stock and LSC common stock, respectively, trade may fluctuate significantly.

Shares of Donnelley Financial’s common stock are or will be eligible for future sale, and substantial sales of such shares may cause the price of Donnelley Financial’s common stock to decline.

Any sales of substantial amounts of Donnelley Financial’s common stock in the public market or the perception that such sales might occur, in connection with the Distribution or otherwise, may cause the market price of Donnelley Financial’s common stock to decline. Upon completion of the Distribution, Donnelley Financial expects that it will have an aggregate of approximately 32,428,630 shares of its common stock issued and outstanding based upon the number of shares of RRD common stock issued and outstanding on September 1, 2016. These shares will be freely tradable without restriction or further registration under the Securities Act, unless the shares are owned by one of Donnelley Financial’s “affiliates,” as that term is defined in Rule 405 under the Securities Act. Donnelley Financial is unable to predict whether large amounts of its common stock will be sold in the open market following the Distribution. Donnelley Financial is also unable to predict whether a sufficient number of buyers would be in the market at that time.

In connection with the Distribution, RRD will retain 19.25% of Donnelley Financial’s total shares outstanding. RRD will dispose of any of the Donnelley Financial common stock that it retains after the Distribution within the 12-month period following the Distribution. Such disposition could include one or more subsequent exchanges of Donnelley Financial common stock for debt of RRD, or otherwise using the common stock to satisfy RRD’s outstanding obligations. To the extent RRD retains any of our common stock following the Distribution, RRD and Donnelley Financial will enter into a Stockholder and Registration Rights Agreement wherein Donnelley Financial will agree, upon the request of RRD, to use reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of Donnelley Financial’s common stock retained by RRD. See “Certain Relationships and Related Party Transactions—Separation Transactions—Stockholder and Registration Rights Agreement” for additional information.

Dispositions of significant amounts of Donnelley Financial’s common stock or the perception in the market that this will occur may result in the lowering of the market price of Donnelley Financial’s common stock.

We may have a significant indemnity obligation to RRD if the Distribution is treated as a taxable transaction.

It is a condition to the Distribution that RRD receive (i) a private letter ruling from the IRS satisfactory to the RRD Board regarding certain U.S. federal income tax matters relating to the Distribution and related transactions and (ii) an opinion of Sullivan & Cromwell LLP, in form and substance satisfactory to the RRD Board, regarding the U.S. federal income tax treatment of the Distribution and certain related transactions, as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Assuming that the Distribution, together with certain related transactions, so qualifies for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Donnelley Financial common stock pursuant to the Distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of fractional shares of Donnelley Financial common stock. RRD has received the private letter ruling from the IRS, and expects to receive the opinion of Sullivan & Cromwell LLP prior to the Distribution. The opinion and the private letter ruling will rely on factual representations and reasonable assumptions, which if incorrect or inaccurate may jeopardize the ability to rely on such opinion and private letter ruling. The opinion will not be binding on the IRS or the courts. You should consult your own tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as any foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the Distribution, see the section entitled “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

If the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, the receipt by RRD stockholders of our common stock would be a taxable distribution, and each U.S. holder that participated in the Distribution would recognize a taxable distribution as if the U.S. holder had received a distribution equal to the fair market value of our common stock that was distributed to it, which generally would be treated first as a taxable dividend to the extent of RRD’s earnings and profits, then as a non-taxable return of capital to the extent of each U.S. holder’s tax basis in its RRD common stock, and thereafter as capital gain with respect to any remaining value. It is expected that the amount of any such taxes to RRD stockholders would be substantial. See “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

We will enter into a Tax Disaffiliation Agreement with RRD, which will set out each party’s rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes and related matters, such as the filing of tax returns and the conduct of IRS and other audits. Pursuant to the Tax Disaffiliation Agreement, we will be required to indemnify RRD for losses and taxes of RRD resulting from the breach of certain covenants and for certain taxable gain recognized by RRD if the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, including as a result of certain acquisitions of our stock or assets. If we are required to indemnify RRD under the circumstances set forth in the Tax Disaffiliation Agreement, we may be subject to substantial liabilities, which would materially adversely affect our financial position.

The tax rules applicable to the Distribution may restrict us from engaging in certain corporate transactions or from raising equity capital beyond certain thresholds for a period of time after the Distribution.

To preserve the tax-free treatment of the Distribution to RRD and its stockholders, under the Tax Disaffiliation Agreement with RRD, for the two-year period following the Distribution, we will be subject to restrictions with respect to:

•	taking any action that would result in our ceasing to be engaged in the active conduct of our business, with the result that we are not engaged in the active conduct of a trade or business within the meaning of certain provisions of the Code;

•	redeeming or otherwise repurchasing any of our outstanding stock, other than through certain stock purchases of widely held stock on the open market;

•	amending our Certificate of Incorporation (or other organizational documents) that would affect the relative voting rights of separate classes of our capital stock or would convert one class of our capital stock into another class of our capital stock;

•	liquidating or partially liquidating;

•	merging with any other corporation (other than in a transaction that does not affect the relative shareholding of our shareholders), selling or otherwise disposing of (other than in the ordinary course of business) our assets, or taking any other action or actions if such merger, sale, other disposition or other action or actions in the aggregate would have the effect that one or more persons acquire (or have the right to acquire), directly or indirectly, as part of a plan or series of related transactions, assets representing one-half or more our asset value;

•	taking any other action or actions that in the aggregate would have the effect that one or more persons acquire (or have the right to acquire), directly or indirectly, as part of a plan or series of related transactions, capital stock of ours possessing (i) at least 50% of the total combined voting power of all classes of stock or equity interests of ours entitled to vote, or (ii) at least 50% of the total value of shares of all classes of stock or of the total value of all equity interests of ours, other than an acquisition of our shares in the Distribution solely by reason of holding RRD common stock (but not including such an acquisition if such RRD common stock, before such acquisition, was itself acquired as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares of our stock meeting the voting and value threshold tests listed previously in this bullet); and

•	taking any action that (or failing to take any action the omission of which) would be inconsistent with the Distribution qualifying as, or that would preclude the Distribution from qualifying as, a transaction that is generally tax-free to RRD and the holders of RRD common stock for U.S. federal income tax purposes.

These restrictions may limit our ability during such period to pursue strategic transactions of a certain magnitude that involve the issuance or acquisition of our stock or engage in new businesses or other transactions that might increase the value of our business. These restrictions may also limit our ability to raise significant amounts of cash through the issuance of stock, especially if our stock price were to suffer substantial declines, or through the sale of certain of our assets. For more information, see the sections entitled “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions—Separation Transactions—Tax Disaffiliation Agreement.”

We do not have an operating history as a public company.

In the past, our operations have been a part of RRD and RRD provided us with various financial, operational and managerial resources for conducting our businesses. Following the Distribution, we will maintain our own credit and banking relationships and perform our own financial and operational functions. We cannot assure you that we will be able to successfully put in place the financial, operational and managerial resources necessary to operate as a public company or that we will be able to be profitable doing so.

Our historical and pro forma financial results included in our combined financial statements have been derived from consolidated financial statements and accounting records of RRD and may not be representative of our future results as a stand-alone financial company.

The historical and pro forma financial information we have included in this Information Statement has been derived from the consolidated financial statements and accounting records of RRD and does not necessarily reflect what our financial position, results of operations or cash flow would have been had we been a separate, stand-alone company during the periods presented. Although RRD did account for Donnelley Financial’s business as a separate reporting unit of RRD’s Strategic Services segment, we were not operated as a separate, stand-alone company for the historical periods presented. The historical costs and expenses reflected in our historical combined financial statements and pro forma combined financial statements include an allocation for certain corporate functions historically provided by RRD, including general corporate expenses and employee benefits. These allocations were based on what we, LSC and RRD considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. Our pro forma financial information set forth under “Unaudited Pro Forma Combined Financial Information” reflects changes to our funding and operations as a result of the Separation. However, there can be no assurances that this unaudited pro forma combined financial information will appropriately reflect our costs as a publicly traded company.

We may incur material costs and expenses as a result of our separation from RRD.

We may incur costs and expenses greater than those we currently incur as a result of our separation from RRD. These increased costs and expenses may arise from various factors, including financial reporting and costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act)). In addition, we expect to either maintain similar or have increased corporate and administrative costs and expenses to those we incurred or were allocated while part of RRD, even though following the Distribution, Donnelley Financial will be a smaller, stand-alone company. We cannot assure you that these costs will not be material to our business.

If, following the Distribution, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting, and our independent auditors will be required to issue an opinion on our internal controls over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our stock price may suffer.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Separation.

We believe that our Separation from RRD will, among other benefits, allow us to focus on our distinct strategic priorities; afford us direct access to the capital markets and facilitate our ability to capitalize on growth opportunities and effect future acquisitions utilizing our common stock; facilitate incentive compensation arrangements for our employees more directly tied to the performance of our business; and enable us to concentrate our financial resources solely on our own operations. However, we may be unable to achieve some or all of these benefits. For example, in order to prepare ourselves for the Separation, we are undertaking a series of strategic, structural and process realignment and restructuring actions within our operations. These actions may not provide the benefits we currently expect, and could lead to disruption of our operations, loss of, or inability to recruit, key personnel needed to operate and grow our businesses following the Separation, weakening of our internal standards, controls or procedures and impairment of our key client and supplier relationships. In addition, completion of the proposed Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, it could negatively impact our results of operations, financial position and cash flow.

RRD or LSC may not satisfy their respective obligations under the Transition Services Agreements or other agreements that will be entered into as part of the Separation, or we may not have necessary systems and services in place when the transition services terms expire and the commercial agreements establish ongoing commercial arrangements.

In connection with the Separation, we expect to enter into Transition Services Agreements or other agreements with each of RRD and LSC. See “Certain Relationships and Related Party Transactions.” These Transition Services Agreements will provide for the performance of services by each company for the benefit of the other for a period of time after the Separation. We will rely on RRD and LSC to satisfy their respective performance and payment obligations under these Transition Services Agreements. If RRD or LSC is unable to satisfy its respective obligations under these Transition Services Agreements, we could incur operational difficulties. The agreements relating to the Separation provide for indemnification in certain circumstances. There can be no guarantee that RRD or LSC, as the case may be, will satisfy any obligations owed to us under such agreements, including any indemnification.

Further, if we do not have our own systems and services in place, or if we do not have agreements in place with other providers of these services when the term of a particular transition service terminates, we may not be able to operate our business effectively, which could negatively impact our results of operations, financial position and cash flow. We will create our own, or engage third parties to provide, systems and services to replace many of the systems and services RRD and LSC will initially provide. We may not be successful in effectively or efficiently implementing these systems and services or in transitioning data from RRD’s or LSC’s systems to our systems, as the case may be, which could disrupt our business and have a negative impact on our results of operations and financial condition. These systems and services may also be more expensive or less efficient than the systems and services RRD and LSC are expected to provide during the transition period.

We will incur substantial indebtedness in connection with the Separation and the degree to which we will be leveraged following the completion of the Distribution may materially and adversely affect our business, financial condition and results of operations.

We expect to incur approximately $650.0 million of debt in connection with the Separation. We have historically relied upon RRD for working capital requirements on a short-term basis and for other financial support functions. After the Distribution, we will not be able to rely on RRD’s earnings, assets or cash flow, and we will be responsible for managing our capital deployment, including servicing our own debt and obtaining and maintaining sufficient working capital.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Separation, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. If we are not able to repay or refinance our debt as it becomes due, we may be forced to take disadvantageous actions, including facility closure, staff reductions, reducing financing in the future for working capital, capital expenditures and general corporate purposes, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness, and restricting future capital return to stockholders. In addition, our ability to withstand competitive pressures could be impaired. The lenders who hold our debt could also accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt.

In addition, our leverage could put us at a competitive disadvantage compared to our competitors who may be less leveraged. These competitors could have greater financial flexibility to pursue strategic acquisitions and secure additional financing for their operations. Our leverage could also impede our ability to withstand downturns in our industry or the economy in general.

The agreements and instruments that will govern our debt impose or will impose restrictions that may limit our operating and financial flexibility.

We expect that the credit agreement governing our senior secured credit facilities and the indenture that will govern the notes will contain a number of significant restrictions and covenants that limit our ability to:

•	incur additional debt;

•	pay dividends, make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell, transfer or otherwise dispose of assets;

•	incur or permit to exist certain liens;

•	enter into certain types of transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, amalgamate, merge or sell all or substantially all of our assets.

These covenants could have the effect of limiting our flexibility in planning for or reacting to changes in our business and the markets in which we compete. In addition, the credit agreement that will govern our senior secured credit facilities will require us to comply with certain financial maintenance covenants. Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with the financial covenants contained in our senior secured credit facilities and indenture. If we violate covenants under our senior secured credit facilities and indenture and are unable to obtain a waiver from our lenders, our debt under our senior secured credit facilities and indenture would be in default and could be accelerated by our lenders. Because of cross-default provisions in the agreements and instruments governing our debt, a default under one agreement or instrument could result in a default under, and the acceleration of, our other debt.

If our debt is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, on terms that are acceptable to us, or at all. If our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the notes and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

Risks Relating to Our Common Stock and the Securities Market

Substantial sales of our common stock may occur in connection with the Separation, which could cause our stock price to decline.

RRD stockholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. RRD will retain 19.25% of our common stock, and may sell or transfer its shares in certain circumstances. It is possible that some RRD stockholders, including some of our larger stockholders, will sell our common stock received in the Distribution if, for reasons such as our business profile, market capitalization as an independent company or the size or rate of return of our dividend, we do not fit their investment objectives, or—in the case of index funds—we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock relating to the above events or the perception in the market that such sales will occur may decrease the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

The timing, declaration, amount and payment of any future dividends to Donnelley Financial stockholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, future prospects, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. In addition, the terms of the agreements governing our new debt that we expect to put in place in connection with the Separation or debt that we may incur in the future may limit or prohibit the payment of dividends. There can be no assurance that we will pay a dividend in the future or that we will continue to pay any dividend if we do commence paying dividends. Further, even if we do pay dividends, there can be no assurance that the total dividends you receive from us, LSC and RRD will equal or exceed the amount of the dividend currently paid by RRD.

Delaware law and anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could make it more difficult to acquire us and limit your ability to sell your shares at a premium.

Certain provisions of our Certificate of Incorporation and By-laws and Delaware law may discourage, delay or prevent a merger or acquisition that is opposed by our board of directors. These provisions include:

•	the ability of our board of directors to issue preferred stock in one or more series with such rights, obligations and preferences as the board of directors may determine, without further vote or action by our stockholders;

•	the initial classification of our board of directors, which effectively prevents stockholders from electing a majority of the directors at any one annual meeting of stockholders until the second annual meeting of stockholders following the Distribution;

•	advanced notice procedures for stockholders to nominate candidates for election to the board of directors and for stockholders to submit proposals for consideration at a meeting of stockholders;

•	inability of stockholders to act by written consent;

•	restrictions on the ability of our stockholders to call a special meeting of stockholders; and

•	the absence of cumulative voting rights for our stockholders.

We are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder. This statute, as well as the provisions in our organizational documents, could have the effect of delaying, deterring or preventing certain potential acquisitions or a change in control of us.

Your percentage ownership in Donnelley Financial may be diluted in the future.

Your percentage ownership in Donnelley Financial may be diluted in the future because of equity securities we issue, either as consideration for acquisitions, in connection with capital raises or for equity awards that we expect to grant to our directors, officers and employees. Prior to the Separation, we expect to approve equity incentive plans that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. We also may issue equity securities as consideration in an acquisition. Further, to the extent that Donnelley Financial raises additional capital through the sale of equity or convertible debt securities, existing ownership interests will be diluted, and the terms of such financings may include liquidation or other preferences that adversely affect the rights of existing stockholders. Any such transaction will dilute your ownership in Donnelley Financial.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains “forward-looking statements.” Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals” and variations of such words and similar expressions are intended to identify our forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements, beliefs and expectations regarding the completion of the Separation and Distribution and our business strategies, market potential, future financial performance, dividends, costs to be incurred in connection with the Separation, results of pending legal matters, our goodwill and other intangible assets, price volatility and cost environment, our liquidity, our funding sources, expected pension contributions, capital expenditures and funding, our financial covenants, repayments of debt, off-balance sheet arrangements and contractual obligations, our accounting policies, general views about future operating results and other events or developments that we expect or anticipate will occur in the future. These forward-looking statements are subject to a number of important factors, including those factors discussed in detail under “Risk Factors” in this Information Statement, that could cause our actual results to differ materially from those indicated in any such forward-looking statements. These factors include, but are not limited to:

•	the volatility of the global economy and financial markets, and its impact on transactional volume;

•	failure to offer high quality customer support and services;

•	the retention of existing, and continued attraction of additional clients and key employees;

•	the growth of new technologies with which we may be able to adequately compete;

•	our inability to maintain client referrals;

•	vulnerability to adverse events as a result of becoming a stand-alone company following the Separation from RRD, including the inability to obtain as favorable of terms from third-party vendors;

•	the competitive market for our products and industry fragmentation affecting our prices;

•	the ability to gain client acceptance of our new products and technologies;

•	delay in market acceptance of our products and services due to undetected errors or failures found in our products and services;

•	failure to maintain the confidentiality, integrity and availability of our systems, software and solutions;

•	failure to properly use and protect client and employee information and data;

•	the effect of a material breach of security or other performance issues of any of our or our vendors’ systems;

•	factors that affect client demand, including changes in economic conditions, national or international regulations and clients’ budgetary constraints;

•	our ability to access debt and the capital markets due to adverse credit market conditions;

•	changes in the availability or costs of key materials (such as ink and paper) or in prices received for the sale of by-products;

•	failure to protect our proprietary technology;

•	failure to successfully integrate acquired businesses into our business;

•	availability to maintain our brands and reputation;

•	the retention of existing, and continued attraction of, key employees;

•	the effects of operating in international markets, including fluctuations in currency exchange rates;

•	the effect of economic and political conditions on a regional, national or international basis;

•	lack of market for our common stock;

•	potential tax liability of the Distribution;

•	lack of history as an operating company and costs associated with being an independent company;

•	failure to achieve certain intended benefits of the Separation; and

•	failure of RRD or LSC to satisfy their respective obligations under transition services agreements or other agreements entered into in connection with the Separation.

We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this Information Statement, except as required by applicable law or regulation.

THE SEPARATION AND THE DISTRIBUTION

The Separation and the Distribution

The Separation is a series of transactions by RRD which will result in three independent companies by spinning-off our Company, Donnelley Financial, a financial communications and data services company, and LSC, a publishing and retail-centric print services and office products company. On [●], 2016, the spun-off companies, LSC and Donnelley Financial will become separate public companies. RRD will continue as a global, customized multichannel communications management provider. In particular:

•	Our Company, Donnelley Financial, is expected to consist of RRD’s current financial reporting unit of RRD’s Strategic Services segment.

•	LSC is expected to consist of:

•	substantially all of RRD’s current Publishing and Retail Services segment, as well as the office products reporting unit from RRD’s Variable Print segment;

•	certain publishing and e-book services currently within the digital and creative solutions reporting unit of RRD’s Strategic Services segment;

•	substantially all of the operations currently within the Europe reporting unit of RRD’s International segment;

•	certain Mexican operations currently within the Latin America reporting unit of RRD’s International segment; and

•	the co-mail and related list services operations currently within the logistics reporting unit of RRD’s Strategic Services segment.

•	RRD is expected to consist of:

•	its current Variable Print segment except for the office products reporting unit that will become part of LSC Communications;

•	the logistics reporting unit within its current Strategic Services segment except for the operations that will become part of LSC Communications;

•	the sourcing and digital and creative solutions reporting units within its current Strategic Services segment except for the operations that will become part of LSC Communications; and

•	its current International segment except for substantially all of the Europe reporting unit and certain Mexican operations that will become part of LSC Communications.

As part of the Separation, RRD will distribute 80.75% of the outstanding shares of our common stock to the holders of RRD common stock and will retain 19.25% of our common stock. We refer to this distribution of securities as the Distribution. In the Distribution, each holder of RRD common stock will receive a distribution of one share of our common stock for every eight shares of RRD common stock held as of the close of business, Eastern time, on [●], 2016, which will be the record date. After the Distribution, RRD is expected to effect a reverse stock split in which holders of RRD’s common stock will receive one share of RRD common stock for every three shares of RRD common stock held prior to the reverse stock split. The expected reverse stock split will have no effect on the Distribution Ratio. The Distribution Ratio reflected herein is not adjusted to account for the expected reverse stock split.

Prior to the completion of the Separation, RRD will undertake the Internal Reorganization. The Internal Reorganization will result in our Company, Donnelley Financial, owning the assets and liabilities relating to RRD’s current financial communications and data services business and LSC owning substantially all of the assets and liabilities of RRD’s current publishing and retail-centric print services and office products business. This Internal Reorganization will also result in RRD retaining the assets and liabilities associated with its customized multichannel communications management business. Some of these internal reorganization transactions have commenced and will continue until just prior to the Distribution.

Reasons for the Separation

The creation of these three independent companies is expected to deliver the following strategic and financial benefits:

•	allows each business to focus on its distinct strategic priorities, driving opportunities to accelerate growth and enhance long-term value;

•	permits even more focused brand strategy to support each business’s marketing plan;

•	provides each business with an independent equity structure that will afford it direct access to the capital markets and facilitate the ability of each company to capitalize on its growth opportunities and effect future acquisitions;

•	facilitates incentive compensation arrangements for employees of each business more directly tied to the performance of the relevant company’s business and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives;

•	allows investors to separately value each business based on their unique investment identities, including the merits, performance and future prospects of their respective businesses. The Separation will also provide investors with three distinct and targeted investment opportunities;

•	gives greater flexibility to execute tailored business strategies and compete in evolving markets;

•	provides tailored capital structures reflective of each business’s financial and growth profiles; and

•	enables each business to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs and facilitate a more efficient allocation of capital.

Manner of Effecting the Distribution

The general terms and conditions relating to the Distribution are set forth in the Separation and Distribution Agreement between us, LSC and RRD. Under the Separation and Distribution Agreement, the Distribution will be effective at 12:01 a.m. Eastern time on [●], 2016. For most RRD stockholders who own RRD common stock in registered form on the record date, our transfer agent will credit their shares of our common stock to book entry accounts established to hold these shares. Our distribution agent will send these stockholders a statement reflecting their ownership of our common stock. Book entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own RRD common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. Following the Distribution, stockholders whose shares are held in book entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time, as well as request delivery of physical stock certificates for their shares, in each case without charge. The Separation and Distribution Agreement will address certain employee and benefits matters in connection with the Separation, and we will also enter into certain ancillary agreements with RRD and Donnelley Financial to address certain intellectual property and information technology matters and tax disaffiliation matters. See “Certain Relationships and Related Party Transactions—Separation Transactions” for additional information.

NO STOCKHOLDER APPROVAL OF THE SEPARATION OR DISTRIBUTION IS REQUIRED OR SOUGHT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY IN CONNECTION WITH THE SEPARATION OR DISTRIBUTION. RRD STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF RRD COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH

THE SEPARATION OR DISTRIBUTION. NO VOTE OF RRD STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE SEPARATION OR DISTRIBUTION, AND RRD STOCKHOLDERS HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE SEPARATION OR DISTRIBUTION.

Fractional shares of our common stock will not be issued to RRD stockholders as part of the Distribution or credited to book entry accounts. In lieu of receiving fractional shares, each holder of RRD common stock who would otherwise be entitled to receive a fractional share of our common stock will receive cash for the fractional interest, which generally will be taxable to such holder. An explanation of the tax consequences of the Distribution can be found below in the subsection captioned “—Material U.S. Federal Income Tax Consequences of the Distribution.” The distribution agent will, as soon as practicable after the Distribution, aggregate fractional shares of our common stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to RRD stockholders otherwise entitled to fractional interests in our common stock.

The Separation and Distribution Agreement will also address treatment of outstanding RRD equity awards. See “Executive Compensation—Compensation Discussion and Analysis—Treatment of RRD Equity Awards in Connection with the Distribution,” for a discussion of how outstanding RRD options, restricted shares, restricted stock units and performance awards will be affected by the Distribution.

In order to be entitled to receive shares of our common stock in the Distribution, RRD stockholders must be stockholders of record of RRD common stock at the close of business Eastern time, on the record date, [●], 2016. No ex-dividend market will be established for our common stock until the first trading day following the Distribution Date. Therefore, if you own shares of RRD common stock on the record date and thereafter sell those shares on or prior to the Distribution Date, you will also be selling the shares of our common stock that would have been distributed to you in the Distribution with respect to the shares of RRD common stock you sell. Conversely, a person who purchases shares of RRD common stock after the record date and on or prior to the Distribution Date will be entitled to receive from the seller of those shares the shares of our common stock issued in the Distribution with respect to the transferred RRD common stock.

Results of the Separation and the Distribution

After the Separation and the Distribution, we will be a public company owning and operating the financial communications and data services business currently owned and operated by RRD. RRD will retain a 19.25% continuing stock ownership interest in us. Immediately after the Distribution, we expect to have approximately 6,750 holders of record of our common stock and approximately 32,428,630 shares of common stock outstanding, based on the number of stockholders of record and outstanding shares of RRD common stock on September 1, 2016 and RRD’s retention of 6,242,511 shares of our common stock. The actual number of shares to be distributed will be determined on the record date. You can find information regarding options, restricted stock units and restricted stock that will be outstanding after the Distribution in the section captioned, “Executive Compensation—Compensation Discussion and Analysis.”

Prior to the Distribution, we will enter into agreements with RRD and LSC, pursuant to which we, RRD and LSC will provide, and we, RRD and LSC will receive, transition services for a period of up to 24 months following completion of the Separation, including with respect to such areas as employee matters, information technology, accounting and finance, tax and other services. In addition, we expect to enter into certain commercial arrangements with RRD and LSC. See “Certain Relationships and Related Party Transactions—Separation Transactions—Other Arrangements and Agreements with RRD” and “Certain Relationships and Related Party Transactions—Separation Transactions—Other Arrangements and Agreements with LSC”.

The Distribution will not affect the number of outstanding shares of RRD common stock or any rights of RRD stockholders.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the Distribution to us, RRD and RRD stockholders. This summary is based on the Code, the regulations promulgated under the Code by the U.S. Department of Treasury, and interpretations of such authorities by the courts and the IRS, all as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. This summary is limited to holders of RRD common stock that are U.S. holders, as defined below, that hold their shares of RRD common stock as capital assets, within the meaning of section 1221 of the Code. Further, this summary does not discuss all tax considerations that may be relevant to holders of RRD common stock in light of their particular circumstances, nor does it address the consequences to holders of RRD common stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including arrangements or entities treated as partnerships for U.S. federal income tax purposes), persons who acquired such shares of RRD common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in public securities, and persons who hold their shares of RRD common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. This summary does not address any U.S. federal estate, gift or other non-income tax consequences or any applicable state, local, foreign, or other tax consequences. Each stockholder’s individual circumstances may affect the tax consequences of the Distribution.

For purposes of this summary, a “U.S. holder” is a beneficial owner of RRD common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable U.S. Department of Treasury regulations to be treated as a U.S. person.

If a partnership (including any arrangement or entity treated as a partnership for U.S. federal income tax purposes) holds shares of RRD common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of RRD common stock should consult its tax advisor regarding the tax consequences of the Distribution.

It is a condition to the Distribution that RRD receive (i) a private letter ruling from the IRS satisfactory to the RRD Board regarding certain U.S. federal income tax matters relating to the Distribution and related transactions and (ii) an opinion of Sullivan & Cromwell LLP, in form and substance satisfactory to the RRD Board, regarding the U.S. federal income tax treatment of the Distribution and certain related transactions as transactions that are generally tax-free, for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Assuming that the Distribution, together with certain related transactions, so qualifies for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Donnelley Financial common stock pursuant to the Distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of fractional shares of Donnelley Financial common stock. RRD has received the private letter ruling from the IRS, and expects to receive the opinion of Sullivan & Cromwell LLP prior to the Distribution. The opinion and the private letter ruling will rely on factual representations and reasonable assumptions, which if incorrect or inaccurate may jeopardize the ability to rely on such opinion and private letter ruling. The opinion will not be binding on the IRS or the courts.

On the basis of the opinion and the ruling we expect to receive, and assuming the Distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, the U.S. federal income tax consequences of the Distribution generally are as follows

•	Except for any cash received in lieu of fractional shares of our common stock, a RRD stockholder will not recognize any income, gain or loss as a result of the receipt of our common stock in the Distribution.

•	A RRD stockholder’s holding period for our common stock received in the Distribution will include the period for which that stockholder’s RRD common stock was held.

•	A RRD stockholder’s tax basis for our common stock received in the Distribution will be determined by allocating to that common stock, on the basis of the relative fair market values of RRD common stock and our common stock at the time of the Distribution, a portion of the stockholder’s basis in its RRD common stock. A RRD stockholder’s basis in its RRD common stock will be decreased by the portion allocated to our common stock. Within a reasonable period of time after the Distribution, RRD will provide its stockholders who receive our common stock pursuant to the Distribution with a worksheet for calculating their tax bases in our common stock and their RRD common stock.

•	The receipt of cash in lieu of fractional shares of our common stock generally will be treated as a sale of the fractional share of our common stock, and a RRD stockholder will recognize gain or loss equal to the difference between the amount of cash received and the stockholder’s basis in the fractional share of our common stock, as determined above. The gain or loss will be long-term capital gain or loss if the holding period for the fractional share of our common stock, as determined above, is more than one year.

•	The Distribution will not be a taxable transaction to us or RRD.

If the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, RRD would recognize taxable gain in an amount equal to the excess of the fair market value of the common stock of our Company over RRD’s tax basis therein (i.e., as if it had sold the common stock of our Company in a taxable sale for its fair market value.) In addition, the receipt by RRD stockholders of common stock of our Company would be a taxable distribution, and each U.S. holder that participated in the Distribution would recognize a taxable distribution as if the U.S. holder had received a distribution equal to the fair market value of our common stock that was distributed to it, which generally would be treated first as a taxable dividend to the extent of RRD’s earnings and profits, then as a non-taxable return of capital to the extent of each U.S. holder’s tax basis in its RRD common stock, and thereafter as capital gain with respect to any remaining value.

Even if the Distribution otherwise qualifies for tax-free treatment under the Code, the Distribution may be disqualified as tax-free to RRD and would result in a significant U.S. federal income tax liability to RRD (but not to the RRD stockholders) under Section 355(e) of the Code if the Distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest by vote or value, in RRD or us. For this purpose, any acquisitions of RRD’s stock or our stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although RRD or we may be able to rebut that presumption. The process for determining whether a prohibited acquisition has occurred under the rules described in this paragraph is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. RRD or we might inadvertently cause or permit a prohibited change in the ownership of RRD or us to occur, thereby triggering tax to RRD, which could have a material adverse effect. If such an acquisition of our stock or RRD’s stock triggers the application of Section 355(e), RRD would recognize taxable gain equal to the excess of the fair market value of the common stock of our Company held by it immediately before the Distribution over RRD’s tax basis therein, but the Distribution would be tax-free to each RRD stockholder. In certain circumstances, under the Tax Disaffiliation Agreement between RRD and us, we would be required to indemnify RRD against that taxable gain if it were triggered by an acquisition of our stock or if we otherwise violated certain covenants in the Tax Disaffiliation Agreement. Please see “Certain Relationships and Related Party Transactions—Separation Transactions—Tax Disaffiliation Agreement” for a more detailed discussion of the Tax Disaffiliation Agreement between RRD and us.

Payments of cash in lieu of fractional shares of any common stock of our Company made in connection with the Distribution may, under certain circumstances, be subject to backup withholding, unless a holder provides proof of an applicable exception or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided that the holder furnishes the required information to the IRS.

U.S. Treasury regulations require certain RRD stockholders with significant ownership in RRD that receive shares of our stock in the Distribution to attach to their U.S. federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show that the Distribution is tax-free under the Code. Within a reasonable period of time after the Distribution, RRD will provide its stockholders who receive our common stock pursuant to the Distribution with the information necessary to comply with such requirement.

EACH RRD STOCKHOLDER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Listing and Trading of Our Common Stock

There is not currently a public market for our common stock. We will apply for our common stock to be listed on NYSE under the symbol “DFIN”. Assuming that such listing application is approved, it is anticipated that trading will commence on a when-issued basis prior to the Distribution. The Distribution will be effective at 12:01 a.m. Eastern time on [●], 2016. On the effective date of the Distribution or the first trading day thereafter if such date is not a trading day, when-issued trading in our common stock will end and regular-way trading will begin. “When-issued” trading refers to trading which occurs before a security is actually issued. These transactions are conditional with settlement to occur if and when the security is actually issued and NYSE determines transactions are to be settled.

We cannot assure you as to the price at which our common stock will trade before, on or after the Distribution Date, including any effects due to the reverse stock split. Until our common stock is fully distributed and an orderly market develops in our common stock, the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of our common stock, RRD common stock and LSC common stock held by stockholders after the Distribution may be less than, equal to, or greater than the trading price of the RRD common stock prior to the Distribution.

The shares of our common stock distributed to RRD stockholders will be freely transferable, except for shares received by people who would be considered an “affiliate” of ours under Rule 144 under the Securities Act or shares subject to contractual restrictions. People who may be considered our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include certain of our officers, directors and significant stockholders. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act, an exemption from the registration requirements of the Securities Act, or in compliance with Rule 144 under the Securities Act. As described under “Shares Eligible for Future Sale—Stockholder and Registration Rights Agreement,” in the event RRD retains any of our common stock following the Separation, we expect that RRD and its permitted transferees will have registration rights with respect to our common stock.

Conditions to the Distribution

The Distribution is subject to the satisfaction of the following conditions or the RRD Board’s waiver of the following conditions:

•	the RRD Board will, in its sole and absolute discretion, have authorized and approved (i) the internal reorganization described under “Certain Relationships and Related Party Transactions—Separation Transactions—Separation and Distribution Agreement,” (ii) any other transfers of assets and assumptions of liabilities contemplated by the Separation and Distribution Agreement and any related agreements and (iii) the Distribution, and will not have withdrawn that authorization and approval;

•	the RRD Board will have declared the distribution of 80.75% of the outstanding shares of our common stock to RRD’s stockholders;

•	the SEC will have declared our registration statement on Form 10, of which this Information Statement is a part, effective under the Exchange Act, no stop order suspending the effectiveness of the registration statement will be in effect, and no proceedings for that purpose will be pending before or threatened by the SEC;

•	the applicable Canadian securities regulatory authorities will have issued (including having been deemed to have issued) a final receipt in connection with the filing of a prospectus prepared in accordance with applicable Canadian securities laws as required to qualify the distribution of Donnelley Financial common stock to RRD’s Canadian stockholders, and no order, ruling or determination having the effect of prohibiting, ceasing or suspending the distribution or trading of the Donnelley Financial common stock will have been issued by any securities regulatory authority in Canada and no proceedings for that purpose will have been instituted or threatened by any securities regulatory authority in Canada;

•	NYSE or another national securities exchange (in the U.S.) approved by the RRD Board will have accepted our common stock for listing, subject to official notice of issuance;

•	the Internal Reorganization will have been completed;

•	RRD shall have received (i) a private letter ruling from the Internal Revenue Service satisfactory to the RRD Board regarding certain U.S. federal income tax matters relating to the Distribution and related transactions (which it has received) and (ii) an opinion of Sullivan & Cromwell LLP, in form and substance satisfactory to the RRD Board, regarding the U.S. federal income tax treatment of the Distribution and certain related transactions (which it expects to receive prior to the Distribution);

•	no order, injunction or decree that would prevent completion of the Distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the completion of the Distribution will be in effect, and no other event outside the control of RRD will have occurred or failed to occur that prevents the completion of the Distribution;

•	no other events or developments will have occurred prior to the Distribution that, in the judgment of the RRD Board, would result in the Distribution having a material adverse effect on RRD or its stockholders;

•	to the extent applicable, RRD, LSC and we will have executed and delivered the Separation and Distribution Agreement, the Stockholder and Registration Rights Agreement, the Tax Disaffiliation Agreement, the Patent Assignment and License Agreement, the Trademark Assignment and License Agreement, the Data Assignment and License Agreement, the Software, Copyright and Trade Secret Assignment and License Agreement, the Transition Services Agreements, all other ancillary agreements related to the Separation and certain commercial arrangements;

•	our existing directors will have duly appointed to our Board the individuals listed as members of our Board, post-Distribution, in this Information Statement, and those individuals will become members of our Board in connection with the Distribution;

•	each individual who will be an employee of RRD or LSC after the Distribution and who is a director or officer of Donnelley Financial will have resigned or been removed from the directorship and/or office held by that person, effective no later than immediately prior to the Distribution; and

•	immediately prior to the Distribution, our Certificate of Incorporation and our By-laws, each in substantially the form filed as an exhibit to the registration statement on Form 10 of which this Information Statement is a part, will be in effect.

We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than NYSE approval for listing of our common stock, the SEC’s declaration of the effectiveness of the registration statement and the applicable Canadian securities regulatory authorities’ issuance of a final receipt in connection with the filing of a prospectus, in connection with the Distribution. The fulfillment of the above conditions will not create any obligation on RRD’s part to effect the Separation or the Distribution.

The distribution of Donnelley Financial common stock is not conditioned upon the distribution of LSC common stock, nor will the distribution of LSC common stock be conditioned upon the Distribution of our common stock. RRD has the right not to complete the Separation or the Distribution if, at any time, the RRD Board determines, in its sole and absolute discretion, that the Separation is not in the best interests of RRD or its stockholders or is otherwise not advisable.

Reason for Furnishing This Information Statement

This Information Statement is being furnished solely to provide information to stockholders of RRD who will receive shares of our common stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. We and RRD will not update the information in this Information Statement except in the normal course of our and RRD’s respective public disclosure obligations and practices.

BUSINESS

We are a Delaware corporation with our principal executive offices at 35 West Wacker Drive, Chicago, IL 60601. As of the date of this Information Statement, our telephone number is (312) 326-8000.

Donnelley Financial Solutions, Inc. was incorporated on February 22, 2016 as a direct, wholly-owned subsidiary of RRD. Prior to the distribution of our outstanding shares of common stock to holders of RRD’s common stock, we will acquire the subsidiaries, businesses and other assets owned by RRD, directly or indirectly, that are described in this Information Statement.

The distribution of our shares of common stock to RRD stockholders is part of a series of transactions by RRD, following which there will be three independent, publicly traded companies: one business focused on financial communications and data services, which will be called Donnelley Financial Solutions, Inc., or Donnelley Financial; one business focused on publishing and retail-centric print services and office products, which will be called LSC Communications, Inc., or LSC; and one business focused on customized multichannel communications management, which will continue to be called R. R. Donnelley & Sons Company Concurrently with the Distribution, RRD will make an additional distribution to its stockholders of shares of common stock of LSC. We refer to these steps, of which the Distribution is a part, as the Separation.

General

We are a financial communications services company that supports global capital markets compliance and transaction needs for our corporate clients and their advisors (such as law firms and investment bankers) and global investment markets compliance and analytics needs for mutual fund companies, variable annuity providers and broker/dealers. We provide content management, multi-channel content distribution, data management and analytics services, collaborative workflow and business reporting tools, and translations and other language services in support of our clients’ communications requirements. In the six months ended June 30, 2016 and the year ended December 31, 2015, we generated net sales of $538.1 million and $1.0 billion, net earnings of $49.7 million and $104.3 million and Non-GAAP adjusted EBITDA of $103.7 million and $218.9 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.” We operate in two business segments:

•	United States. Our United States segment is comprised of three reporting units: capital markets, investment markets, and language solutions and other. We service capital market and investment market clients in the United States by delivering products and services to help create, manage and deliver accurate and timely financial communications to investors and regulators. We provide our capital market and investment market clients with communication tools and services to allow them to comply with their ongoing regulatory filings, primarily with the SEC. In addition, we provide our clients with communications services to create, manage and deliver registration statements, prospectuses, proxies and other communications to the SEC and their current and potential shareholders and investors. We also provide virtual data rooms to facilitate the deal management requirements of capital markets and mergers and acquisitions transactions, and we provide data and analytics services that help professionals uncover intelligence from financial disclosure contained within public filings made with the SEC. Our United States segment also includes language solutions capabilities, through which we can translate documents and create content in up to 140 different languages for our clients. In the six months ended June 30, 2016 and the year ended December 31, 2015, our United States segment accounted for approximately 87% and 86% of our combined net sales, respectively.

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International. Our International segment includes our operations in Asia, Europe, Latin America and Canada. In 2015, our operations in Europe, Asia, Canada and Latin America accounted for approximately 48%, 33%, 17% and 1% of our International segment net sales, respectively. Our international business is primarily focused on working with international capital markets clients on capital markets offerings and regulatory compliance related activities into or within the United States. In addition, we provide services to international investment market clients to allow them to comply with applicable SEC regulations, and we provide language solutions to international clients. We work with capital markets clients around the world, and in the six months ended June 30, 2016 and the year ended December 31, 2015 our International segment accounted for 13% and 14% of our combined net sales.

We report certain unallocated selling, general and administrative activities and associated expenses within “Corporate,” including, in part, executive, legal, finance, communications and certain facility costs. In addition, certain costs and earnings of employee benefit plans, such as pension and other postretirement benefits plan expense and share-based compensation, are included in Corporate and are not allocated to the reportable segments. Prior to the Separation, many of these costs were based on allocations from RRD; however, we will incur such costs directly upon the completion of the Separation.

Our Strengths

Our financial services clients’ communication requirements are driven by government and market regulations and transactional events, for which accuracy, security, timeliness, and transparency are critical. As a result, clients and their advisors are looking for collaborative and easy to use technology solutions that are supported by world-class service and regulatory filing compliance experts who can manage their content, documents and data in a secure manner across multiple communication channels. As the leader in this industry, we have the scale, service model, regulatory filing expertise and technology offering to meet our clients’ needs and pursue growth.

•	Significant Scale. Our scale provides us with significant benefits, allowing us to cost-efficiently serve a large number of clients and add clients to our existing services. We have significant scalability within our cloud-based solutions, which we believe will result in minimal costs to add new clients. In the six months ended June 30, 2016 and the year ended December 31, 2015, we had net sales of $538.1 million and $1.0 billion, respectively.

•	Diverse Product Profile. Our business is diversified across a wide range of product offerings that enable us to work with companies and their advisors at different points throughout the business lifecycle, including private companies, public companies and companies that have filed for bankruptcy. We design, package and deliver our products and services in ways that address our clients’ unique challenges, providing integrated solutions to their critical business issues, and we offer a “one-stop shop” approach for content creation and collaboration, content management, translation services and content distribution. In addition to our legacy full-suite service offerings, we believe that our evolving suite of self-service products provide unique value to our clients by allowing them to fully customize the level and nature of the services we provide, as required by each client’s individualized needs. We have also diversified our business by serving adjacent client categories like brokers and financial advisors.

•	Tailored Proprietary Technologies. We believe we have cultivated a strong reputation for innovation through our commitment to tailored and scalable technologies. We apply common technologies across our businesses and then add industry and client specific functionality that provides our clients with a flexible platform that can be further tailored to meet their specific needs. We believe our technological innovation, intellectual property and tailored proprietary technologies contribute to the appeal of our offerings for our clients.

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Global Footprint. Our global footprint provides us with a “close to client” local platform and capability in each of our geographies. We believe our global footprint strengthens our client relationships by accelerating response times relative to our competitors and allowing us to assist our clients with projects that span across multiple locations in our global network. We believe we have the industry’s broadest global footprint in terms of regional presence, breadth of product offerings and applications, and diversity of end markets, giving us significant competitive advantages in scale and scope. We operate in 18 countries around the world and have client service centers in 41 cities worldwide.

•	Strong Client Relationships and Customer Service. We believe we have strong brand recognition and that our clients associate our brand with quality and client-focused and reliable customer service. Our regulatory expertise, commitment, discretion and responsiveness, particularly for projects involving highly sensitive information, have enabled us to develop strong, long-standing relationships with our clients, often at senior levels in their organizations. In addition, we believe that we are a valued service provider among leading companies, having provided services in 2015 to 422 of the S&P 500 listed companies and 745 of the Fortune 1,000 listed companies. Our product and service offerings for financial communications are often used over the lifetime of our clients, including in connection with their initial public offerings, mergers and acquisitions transactions, public and private capital markets transactions strategic transactions and SEC compliance obligations. We believe our ability to retain our current client base and to attract new clients is directly related to our sales force and customer service personnel, and we devote extensive resources to recruiting, developing and retaining experienced sales and service professionals.

•	Stable Recurring Sales. We believe the demand for many of our products and services is driven by compliance requirements, and as such, is recurring in nature. We believe this demand dynamic, taken in conjunction with our strong client relationships and portfolio of products and services, allows us to generate recurring sales to both new and existing clients, which results in a meaningful portion of our net sales being derived from the same base of clients, particularly in providing our non-transactional products and services. For instance, our GCM clients and our GIM clients are able to use our EDGAR filing services to prepare their periodic SEC filings. Our recurring sales, particularly in compliance products and services, provides a stable portion of our cash flow. Additionally, we believe our strong customer relationships and recurring base of sales position us well to serve our clients’ transactional requirements. In 2015, approximately 62% of our overall net sales were recurring in nature while approximately 38% of our overall net sales were transactional in nature.

•	Deep Domain Expertise. Our team has deep experience in the understanding of the financial reporting process and the related aspects of the rapidly changing regulatory requirements and expertise in the creation and distribution of key financial communications documents. For the past five years, we have been the leader in IPO and Draft Registration Statements (DRS) filings and a leader in supporting worldwide mergers. We believe we have extensive EDGAR and XBRL regulatory filing expertise, and we have relationships with many of the largest fund companies, annuities, and third party administrators. Our broad experience also uniquely qualifies us to help our clients navigate the ongoing transition in the regulatory world from documents to data, whether through a new accounting standard or a new output type (from HTML to HTML+XBRL to iXBRL). In each of these instances, we have launched new capabilities to the market, and as a result, we believe we are well positioned to manage the transition to new data driven disclosure output types required by the SEC for their reporting modernization initiative.

•	Experienced Management Team. Our management team has substantial management experience and possesses long-standing industry relationships and a deep understanding of our business. They have a proven track record of strong operating performance, recognizing and capitalizing on attractive opportunities and driving operating efficiencies. The members of our senior management team previously served in executive roles at RRD where they focused on operations and strategy relating to our business. Our management team is supported by a large number of seasoned employees, many of whom have joined us from RRD and have extensive operational experience and strong customer relationships.

Our Strategy

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Expand the Existing Range of Solutions Provided to Clients. While clients may engage us to use specific solutions, we believe there are opportunities for us to increase our sales of existing solutions to these clients and clients currently working with competitive solutions. By leveraging our strong client relationships, we expect to grow our share of client spend by expanding our suite of transaction and compliance services. For example, many of our GCM clients utilizing our EDGAR filing services are also active in mergers and acquisitions transactions, as well as public and private capital markets transactions, and we believe our virtual data room offering, Venue, is a helpful tool for these clients to manage the materials used in the due diligence process for these various types of transactions. Further, many of our GIM clients utilizing our EDGAR filing services may or could also rely on our FundSuiteArc products to more efficiently manage their content in a central online repository, providing a single platform to create, review and publish critical disclosures.

•	Develop New Services and Products. We seek to capitalize on our technological expertise and operational competencies to broaden the array of services we offer our existing and prospective client base. We expect to continue to increase the software products and services that we offer, which we believe will provide us with increased net sales and profits. Our ActiveDisclosure solution provides a web-based platform for document collaboration, allowing our clients to work more closely with us during the drafting of disclosures, long before submission to the SEC or other regulatory bodies, which we believe may reduce the time of the financial close process for our clients. We plan to leverage our existing relationships and brand reliability to combine our existing technology with other services. Recent examples of this strategy include our investments in Peloton Documents and in Mediant, and our acquisition of Multicorpora. These investments have expanded our offerings to include deal marketing services associated with our Venue virtual data room, enhanced our broker-dealer and financial advisor services, and broadened our language solutions offerings by implementing technology advancements.

•	Focus on Growth and Expansion into New Markets. We believe our products and services are well-suited to our target markets, particularly those markets involving significant amounts of regulatory oversight, electronic documentation and collaboration of tailored marketing, compliance or business communication materials. We believe our capabilities position us well as requirements change to new standards of data driven disclosure in new markets. New regulations, such as the SEC’s reporting modernization proposal, which continues the recent emphasis on the submission of structured data for financial disclosures (rather than unstructured documents) and the Data Act, which expands the structured data approach into government agencies outside of the SEC and FDIC, are examples of these standards. We believe we are well-positioned to handle these new compliance and regulatory requirements with our track-record of developing technology offerings to meet industry and client demands. We also intend to increase our penetration in our existing markets by expanding geographically and to enter new markets that are adjacent to and share similar attributes to our existing markets.

•	Pursue Selective Strategic Relationships and Acquisition Opportunities. Since 2009, we have acquired four companies, Prospectus Central, LLC (an e-delivery company), Bowne (a traditional financial printer), EDGAR Online (which specializes in EDGAR and XBRL filings with the SEC) and MultiCorpora (a translations and language solutions company), expanding our service offerings and broadening our market reach. In addition, we have made strategic investments in Peloton Documents (a media and interactive communications provider) and Mediant (a provider of electronic and printed shareholder communications), allowing us to enhance our end-to-end deal solutions offerings and our proxy management and regulatory compliance services. We intend to continue to pursue such strategic relationships and acquisitions, and given the relative fragmentation of many of our target markets, we believe we will be able to continue to identify and capitalize on complementary strategic relationships and acquisition opportunities in the future.

•	Maintain Disciplined Approach to Capital Allocation. Following the Separation we expect to maintain a disciplined approach to capital allocation which will allow us to drive growth while also strengthening our balance sheet through debt reduction.

•	Effectively Manage Highly Variable Cost Structure. Since 2010, we have managed our cost structure to be highly variable in nature, increasing financial flexibility and delivering more stable profitability by outsourcing and management efforts. For instance, cost components such as outsourced purchases of composition services, printing, and language solution translators, certain direct materials such as paper, ink and packaging materials, and certain portions of transportation costs are entirely variable, while we structure our sales compensation and labor costs to allow them to be primarily variable in nature. We intend to continue focusing management’s efforts on managing these variable costs, and implementing additional variable cost structures where feasible. We also believe that many of our technology based services are scalable to support additional growth, and we plan to continue to identify technology and process improvements that would allow us to become more efficient.

Key Challenges

Following the Distribution, we may face a number of challenges, both pre-existing and as a result of the Distribution, including:

•	Market Volatility. Unfavorable economic conditions could harm our operating results. For example, our GCM transactional net sales, including virtual data rooms, depends in part on the volume of public financings, particularly debt and equity financings, and mergers and acquisitions, which are influenced by corporate funding needs, stock market fluctuations, prevailing interest rates and other general and economic factors. Our GIM business can be affected by fluctuations in the inflow and outflow of money into investment management funds which determines the number of new funds that are opened as well as, conversely, closed. As has happened in the recent past, any future prolonged period of capital market uncertainty and volatility could reduce transactional activity and cause a number of investment management funds to close and consequently adversely affect the operating results and our financial condition. Our International segment is particularly susceptible to capital market volatility as most of our International business is capital markets transaction focused.

•	Changes in Demand Due to Technological Developments. Technological developments, including the electronic distribution of documents and data, online distribution and hosting of media content, and advances in digital printing, print-on-demand and Internet technologies, continue to impact the market for our products and services. Electronic communication technology has eliminated or reduced the role of many traditional printed products and has continued to drive electronic substitution across many of our offerings. We estimate that print-related net sales have declined at an annual rate of approximately 4.2% from 2013 to 2015, and represented approximately 42% of our total net sales in 2015, down from approximately 44% of our total net sales in 2013. The future impact of technology on our business is difficult to predict and could result in additional expenditures to restructure impacted operations or develop new technologies. However, because we offer a wide array of communications products and services, including electronic and print, which provide differentiated solutions for our clients, we have been able to maintain our profitability and margin in the face of shifting demands.

•	Regulatory Risks. Our net sales from transaction and related compliance documents is subject to volatility in demand due to the rules and regulations of the SEC and other regulatory bodies, which could adversely affect our operating and financial results. Our transaction and compliance net sales are primarily derived from the composition, filing and distribution of documents in electronic and printed form. Demand for the printing and distribution portions of this business is affected in part by the rules and regulations of the SEC and other regulatory bodies. We are uncertain as to whether pending rules will impact the practices of issuers, underwriters, broker-dealers and investors, the financial communications industry in general or our business in particular.

•

Data Security. A breach in our security measures could harm our business and operating results. Most of our products and services require us to capture, transmit, handle and store confidential, personal or sensitive information regarding our clients or our clients’ customers. Any breach in our security systems resulting in the inadvertent or intentional disclosure of confidential information could severely harm our business and result in reputational damage and potential liability for us. A compromise of our security or a perceived compromise of our security could also result in negative publicity, causing us to lose clients and business. A party who is able to circumvent our security measures could misappropriate proprietary information that could be valuable to competitors or other similar companies.

In addition, we may be required to expend significant capital and other resources to continue to keep our security measures up to date and to protect us against the threat of a security breach. Increasingly, more of our financial services and other clients have been focusing on implementation of more extensive security measures. Implementation of these measures and the performance of client audits of these measures require a significant amount of time and resources.

The use of inside information is highly regulated in the United States and abroad, and violations of securities laws and regulations may result in civil and criminal penalties. If we, or any of our employees, fail to keep our clients’ proprietary information confidential, we may lose existing clients and potential new clients and may expose them to significant liability and loss of revenue based on the premature release of confidential information.

The centralized nature of our information systems requires the routine flow of information about our clients and our clients’ customers across national borders. Changes in the worldwide legal and regulatory environment in the areas of consumer privacy, data security and cross-border data flows, or a failure by us to comply with the regulatory environment, could have a material adverse effect on our business.

•	Competition and Self-Reliance. We face competition from smaller competitors who compete on price and pressure margins on software or other services we provide. In addition, changes in content management technologies offered by our competitors are enabling our clients to take work in-house that was historically performed by us.

•	Acquisition Integration Challenges. We have in the past acquired and intend in the future to acquire other businesses that have technologies and product lines complementary to our core businesses, expand the breadth of our markets, enhance our technical capabilities or offer us other growth and diversification opportunities. The benefits of any future acquisitions may take more time than expected to develop, and we cannot guarantee that any future acquisitions will in fact produce any intended benefits.

Our History

RRD has been involved in the production of financial communications since 1936. In 1973, the company opened its first financial printing sales office in New York, New York, with a facility in Lancaster, Pennsylvania (originally Rudisill Printing Company, which was acquired by RRD in 1959) serving as the primary manufacturing plant. In 1983, RRD created the Financial Printing Services Group, marked by the geographic expansion of the business to provide a physical presence in certain major financial centers across the globe.

RRD’s financial communications business continued to grow into the new millennium. Since 2004, the business has made key acquisitions including the financial communications division of Canadian Bank Note in 2006, e-delivery company Prospectus Central in 2009, data and analytics provider EDGAR Online in 2012, and Multicorpora, an international provider of translation technology solutions, in 2014. The business acquired Bowne & Co., Inc., a financial communications firm, in 2010, which significantly increased the size of the Company and expanded the scope of relationships with our clients.

Looking forward, Donnelley Financial will continue its evolution, servicing the business communication needs of public companies, law firms, investment banks, private investors and investment management companies.

Client Services

Our business is diversified across a range of products and services that enable us to work with companies and their advisors at different points throughout the business lifecycle, including private companies, public companies and companies that have filed for bankruptcy. Our clientele is primarily focused in three areas: capital markets, investment markets, and language solutions, and we also provide clients with Data and Analytics services and products. We service clients in each of these areas with distinct, proprietary solutions tailored to meet their varying regulatory, transactional and communications needs and are able to achieve operational leverage through the use of common technology and service platforms.

Global Capital Markets

Our GCM clients consist mainly of companies that are subject to the filing and reporting requirements of the Securities Act and the Exchange Act. In 2015, approximately 48% of our GCM net sales were compliance in nature. We also support public and private companies throughout the mergers and acquisitions transaction process and in public and private capital markets transactions with deal management solutions focused on aiding transactional efficiency from inception to completion. In 2015, approximately 52% of our GCM net sales were transactional in nature. We provide a comprehensive suite of products and services to help our GCM clients comply with disclosure obligations, create, manage and deliver accurate and timely financial communications and manage public and private transaction processes. We also provide GCM clients with data and analytics services focused on uncovering intelligence from financial disclosures and offering distribution of company data and public filings.

Many of our GCM clients are companies required by the SEC to file reports pursuant to the Exchange Act, through the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The EDGAR system requires filers to prepare and submit filings using the SEC’s specified file formats. Our EDGAR filing services assist our GCM clients in preparing Exchange Act filings that are compatible with the EDGAR system, and our employees have expertise and significant experience navigating this process with companies and their advisors. Specifically, many of our GCM clients are required to file proxy statements pursuant to the Exchange Act, and our Proxy Design service allows our clients to tailor these proxies by helping them to identify and match an appropriate style and format to their unique corporate culture and proxy-related objectives. We serve our GCM clients from local offices in most major cities in the U.S. and international jurisdictions in which we have operations. We believe our local teams set the standard for reliable and efficient service and convenience.

As part of their regulatory filing requirements, our GCM clients who submit Exchange Act reports are also required to submit tagged files in the SEC-mandated eXtensible Business Reporting Language (XBRL) format. We provide these clients with a suite of tagging, review and validation tools to assist them with the XBRL requirements, and we have teams of accounting and financing professionals that assist our GCM clients with the processes of tag selection, tag review, file creation, validation and distribution, if required for their Exchange Act filings with the SEC.

In addition to the EDGAR filing services we provide, in which we format and manage the content of the filings on behalf of our clients, we also offer a cloud-based disclosure management system called ActiveDisclosure that allows our GCM clients to collaboratively create, review and distribute financial communication and regulatory compliance documents on their own systems and then file directly on the SEC’s EDGAR system and File 16 for Section 16 filings, each of which with assistance from our experienced professionals as needed, which we believe may reduce the time of the financial close process for our clients.

We provide services for GCM clients throughout the course of public and private business transactions, including those transactions that are subject to the requirements of the Securities Act. We assist many of our clients with certain transaction-related EDGAR filing and print services (including registration statements, prospectuses, offering circulars, proxy statements and XBRL-tagged filings), as well as with the technical aspects of the regulatory filing process. We have conferencing facilities in most major cities in the U.S. and the international jurisdictions in which we have operations for in-person working groups to meet to strategize and prepare documents for the transactional deal stream. Our sites are outfitted to provide EDGAR filing capabilities, typesetting, meeting rooms and around-the-clock service.

In addition, for both public and private transactions, many of our GCM clients use our line of Venue products and services to manage the transaction process and increase efficiency. Our Venue Virtual Data Room product is a cloud-based service that allows companies to securely organize, manage, distribute and track corporate governance, financing, legal and other documents in an online workspace accessible to internal and outside advisors alike. Our GCM clients use Venue Virtual Data Rooms for capital markets transactions, mergers and acquisition transactions and other transactions to facilitate their document management and due diligence processes.

Venue Deal Marketing is a service provided through Peloton Documents, a company in which we have made a strategic investment. The Peloton solution creates interactive transaction related documents that enable companies, investors and advisors to communicate a company’s value and market and manage large, complex deals directly from their data room. Peloton’s technology leverages video and other rich media content as the vehicle to illustrate the value of a business by enabling the user to tell a more dynamic company story to better gauge interest from potential buyers and investors. Users include some of the world’s largest investment banks and private equity firms.

Global Investment Markets

We provide products and services to clients operating in global investment markets within the United States and internationally, including United States based mutual funds, hedge and alternative investment funds, insurance companies and overseas investment structures for collective investments (similar to mutual funds in the United States). We also provide products to third party service providers and custodians who support investment managers, and we sell products and distribution services to the broker networks and financial advisors that distribute and sell investment products. We service the top variable annuity and variable life providers and many funds use our software products to create reports, prospectuses, fact sheets and other marketing and disclosure documents for distribution or submission to investors and regulators. In 2015, approximately 96% of our GIM net sales were compliance in nature, while the remaining 4% of our GIM net sales were transactional in nature. Of our total GIM net sales in 2015, approximately 60% were derived from clients in the mutual funds industry and 40% were derived from clients in the healthcare and insurance industries. Our teams currently support clients in the United States, Canada, Ireland, the United Kingdom, Luxembourg, India and Australia, with our average relationship with GIM clients exceeding 12 years.

We offer our GIM clients a comprehensive set of products and services, including our FundSuiteArc software platform. FundSuiteArc is a suite of online content management products, which enable our GIM clients to store and manage information in a self-service, central repository so that compliance and regulatory documents can be easily edited, assembled, accessed, translated, rendered, and submitted to regulators.

In the United States, mutual funds, variable annuity products, and qualifying institutional hedge funds are required by the SEC to file registration forms and subsequent ongoing disclosures as well as XBRL-formatted filings pursuant to the 1940 Act, through the SEC’s EDGAR system. Using our filing capabilities, we work with many of our GIM clients to prepare and submit these 1940 Act and XBRL filings using the SEC’s specified file formats.

Changes in how investors consume information have led to new ways for investors to receive disclosure documents. GIM offers various technology and electronic delivery products and services to make the distribution of documents and content more efficient. Through an investment in and an agreement with Mediant, we provide a suite of software to brokers and financial advisors which enable them to monitor and view shareholder communications and support the distribution and tabulation of corporate elections for shareholders.

Language Solutions

We support domestic and international businesses in a variety of industries by helping them adapt their business content into different languages for specific countries, markets and regions through a complete suite of language products and services. Our suite of services includes translation, editing, interpreting, proof-reading and multilingual typesetting, plus specialized content services such as transcreation (cultural adaptation of marketing materials), copywriting, linguistic validation by subject matter experts (specifically in the medical sector), transcription, voice-over, subtitling, and localization (website software adaptation for a specific market). We also provide application testing and quality assurance, which enable consistent performance of web, desktop and mobile applications, as well as cultural consulting services, helping corporations with their cross-cultural communications. We generally provide our suite of services to clients through project-by-project or preferred vendor arrangements, with the majority of our net sales from language solutions derived from our International segment. We provide our language solutions offerings to clients operating in a variety of industries, with our language solutions 2015 net sales derived from clients in the financial, corporate, life sciences and legal industries, among others.

We engage as independent contractors a network of over 5,000 accredited, in-country linguists to support our clients in over 140 languages and provide a 24/7/365 service delivery platform to assist our clients at all times, enabling a shorter time-to-market. Our language solutions services are supported by our innovative language technology, including a market leading proprietary Translation Management System (MultiTrans) with terminology management and translation memory features. This state-of-the-art system stores terminology preferences and reduces costs by using previously-translated content. In addition, we offer a website translation service which is a cloud-based platform that enables dynamic website translation. We also continually drive innovation with new technologies, such as machine translation, to generate translations at the click of a button, post-machine translation editing to improve the quality of computer-generated translations, and voice recognition to gain efficiencies in audio-to-text solutions.

Data and Analytics

We also help professionals uncover intelligence from financial disclosures, offering distribution of company data and public filings for equities, mutual funds and other publicly traded assets through Application Program Interfaces, or APIs, online subscriptions and data licenses. We extract critical company data in real time, verify its accuracy, convert it to value-added formats like XML, JSON and XBRL, securely store the information and then provide clients access to the data through various delivery methods.

We are able to leverage proprietary technology to create robust, timely and accurate data sets, distributing high quality, interactive financial data and services to the investment community. With deep experience and knowledge, we are advancing how financial data is consumed, delivered and analyzed, helping to transform data points into constructive, valuable information.

In addition to access to data sets, we provide subscription-based proprietary desktop and web tools for data analysis. EDGARPro enables investors, analysts, lawyers, auditors and corporate executives to access detailed company information, as-reported and standardized financial data, SEC filings, stock quotes and news. I-Metrix, a Microsoft Excel plugin, provides quick and accurate XBRL-tagged financial statement data via an easy-to-use web interface for data downloads, enabling simple or complex modeling with the goal of providing better, faster and smarter financial analysis and company research. Our additional offerings include solutions for E-Prospectus, Investor Relations websites and XBRL data set creation and validation for use outside of SEC filings.

Clients

For the six months ended June 30, 2016 and each of the years ended December 31, 2015, 2014, and 2013, no client accounted for 10% or more of our combined net sales.

Competition

Technological changes, including the electronic distribution of documents and data, online distribution and hosting of media content, and advances in digital printing, print-on-demand and Internet technologies, continue to impact the market for our products and services. One of our competitive strengths is that we offer a wide array of communications products and services, including electronic and print, which provide differentiated solutions for our clients.

The financial communications services industry, in general, continues to remain highly competitive, with relatively low barriers to entry. Despite consolidation in recent years, the industry remains highly fragmented in the United States and even more so internationally with many in-country alternative providers. We expect competition to increase from existing competitors, as well as new and emerging market entrants. In addition, as we expand our product and service offerings, we may face competition from new and existing competitors. We compete primarily on product quality and functionality, service levels, security and compliance characteristics, price and reputation.

The impact of digital technologies has been felt in many print products, most acutely in our GIM business. Historically, we have been a high-touch, service oriented business. Technology changes have provided many alternatives to our clients that allow them to manage more of the financial disclosure process themselves through collaborative document management solutions, holding on to a document for a longer period of time and often even filing it themselves. For years, we have invested in our own applications like ActiveDisclosure and FundSuiteArc to provide our clients more options and therefore increase retention, and to explore adjacent growth opportunities, through products like Venue and Proxy Design and through our investment in Mediant. The future impact of technology on our business is difficult to predict and could result in additional expenditures to restructure impacted operations or develop new technologies. In addition, Donnelley Financial has made targeted acquisitions and investments in our existing business to offer clients innovative services and solutions, including EDGAR Online and MultiCorpora, that further secure our position as a technology leader in the industry.

Our competitors for SEC filing services for GCM clients fall into three general categories. The first category is full service financial communications providers, such as Merrill Corporation, Toppan Vite, Summit Financial, RDG Filings and Vintage Filings. The second category is technology solution providers focused on financial communications, including a number of small to midsized companies providing governance, risk and compliance solutions like Certent, Trintech and Workiva, companies focused on the virtual data room space, the largest of which is IntraLinks. The third category is general technology providers, which include a number of large companies that offer point solutions that are usually part of a larger enterprise solution set, including IBM Cognos, SAP and Oracle and, in the virtual data room space, Dropbox and Box.com.

Our competitors for SEC filing services for GIM clients fall into three general categories. The first category is full service traditional providers, including Command Financial, Merrill Corporation, Toppan Vite, Millennium and DG3. The second category is small niche technology providers providing technology products and content management platforms to serve the early parts of the communication process or providing filing or document hosting tools and services for the distribution part of the communication process, including Confluence, Kneip, Data Communique and Workiva. The third category is local and regional print providers that bid against us for printing, mailing and fulfillment services, including VG Reed, Wurst, Mcardle, Marek Group, FGS, Universal Wilde, Fitzgerald Marketing and Allied Printing. Finally, other existing market participants such as Broadridge, Computershare and DST Systems compete with us in providing regulating and compliance solutions for GIM clients.

Language solutions competes with global and local language service providers (LSPs) and language/globalization software vendors. LSPs provide translation and interpreting services and our main competition in the LSP realm is from the multi-language vendors that provide a one-stop solution. Language/Globalization software vendors provide solutions to support the translation activity (such as translation memory, machine translation, translation management, and terminology management), localization (engineering, visual localization aids, proxy servers, and snippet-based website tools), and interpreting (interpreter scheduling and management, mobile apps). There also are full-service providers like Donnelley Financial that provide both services and technology. Our biggest competitors overall include a mix of LSP, Language/Globalization software vendors and full-service providers, including TransPerfect, Lionbridge, SDL, Moravia, Hogarth, thebigword, Across, Welocalize, Sajan, ProjectOpen, Wordbee, Cloudwords, Smartling and Memsource.

Market Volatility/Cyclicality

We are subject to market volatility in the United States and world economy, as the success of our transactional business is largely dependent on the global market for IPOs, secondary offerings, mergers and acquisitions, public and private debt offerings, leveraged buyouts, spinouts and additional miscellaneous transactions. We mitigate some of that risk by offering services in higher demand during a down market, like document management tools for the bankruptcy/restructuring process, and also moving upstream from the filing process with products like Venue. We also attempt to balance this volatility through supporting the quarterly/annual public company reporting process through our EDGAR filing services and ActiveDisclosure product, and we continue to expand into adjacent growth businesses like language solutions and data and analytics, which are not as susceptible to market volatility and cycles. This quarterly/annual public company reporting process work also subjects us to filing cyclicality shortly after the end of each fiscal quarter, with peak periods during the course of the year that have operational implications. Such operational implications include the need to increase staff during peak periods through a combined strategy of hiring additional full-time and temporary personnel, increasing the premium time of existing staff, and outsourcing production for a number of services. Our International segment is particularly susceptible to capital market volatility as most of our International business is capital markets transaction focused. Additionally, clients and their financial advisors have begun to increasingly rely on web-based services which allow clients to autonomously file and distribute Exchange Act reports, prospectuses and other materials as a replacement for using our EDGAR filing services. While we believe that our ActiveDisclosure product is competitive in this space, our competitors are continuing to develop technologies that aim to improve clients’ ability to autonomously produce and file documents to meet their regulatory obligations.

Raw Materials

The primary raw materials we use in our printed products are paper and ink. Our paper and ink supply is sourced from a small set of select suppliers in order to ensure quality consistency that meets our performance expectations and provides for continuity of supply. We believe that the risk of incurring material losses as a result of a shortage in raw materials is unlikely and that the losses, if any, would not have a materially negative impact on our business.

Employees

As of June 30, 2016 and December 31, 2015, we had 3,552 and 3,539 employees in our Company, respectively.

The table below summarizes the number of our full-time and part-time employees as of the end of the periods indicated.

	As of June 30,	As of December 31,
	2016	2015	2014	2013	2012	2011
Full-Time Employees	3,505	3,515	3,409	3,437	3,721	3,613
Part-Time Employees	47	24	24	39	45	72

Total Employees	3,552	3,539	3,433	3,476	3,766	3,685

The table below summarizes the number of our U.S. and international employees as of the end of the periods indicated.

	As of June 30,	As of December 31,
	2016	2015	2014	2013	2012	2011
U.S. Employees	2,881	2,913	2,847	2,941	3,259	3,193
International Employees	671	626	586	535	507	492

Total Employees	3,552	3,539	3,433	3,476	3,766	3,685

In addition, we hire part-time employees throughout the year to meet seasonal demands. None of our U.S. or international employees are unionized. There are no collective bargaining agreements with unions and no current relationships between us and any unions.

Technology

We invest resources in developing software to improve our services. We invest in our core composition systems and client facing solutions and have also adopted market-leading third party systems which have improved the efficiency of our sales and operations processes.

Cybersecurity

Given the highly sensitive nature of the data we process for our clients, security of our systems is of key importance. We continually focus on and invest in cybersecurity to protect our clients’ information and reputations, which is our highest priority. Our integrated approach to cybersecurity combines people, processes and technology as evidenced by our SOC 2 Type II Assurance Report for ActiveDisclosure.

Our cybersecurity program is designed to meet the needs and expectations of the most demanding clients across industries with highly sensitive personal and business information. Our advanced infrastructure and technology, expansive and highly trained global workforce and comprehensive security and compliance program make us uniquely qualified to safely process, store and protect client information.

Our infrastructure and technology security capabilities are bolstered by our relationships with several leading data center services providers. Furthermore, our networks are monitored by Intrusion Detection and distributed denial of service (DDoS) prevention services around the clock, and our systems and applications are routinely tested for vulnerabilities and are operated under a strict patch management program.

All Donnelley Financial employees undergo a thorough background check, employment eligibility verification and pre-employment drug testing and are also bound by a nondisclosure agreement that details such employee’s security and legal responsibilities with regards to information handling.

In addition to our advanced infrastructure and technology and highly trained staff is our enterprise-wide security and compliance program. With the help of a dedicated security and compliance team, Donnelley Financial’s security and compliance program includes a SOC2/AT101 Type II audit against the AICPA Trust Principles of Data Security, Data Confidentiality and Data Availability, which is completed on an annual basis. We believe our security and compliance team also diminishes the risk of system compromise and data exposure by rapidly and effectively addressing security incidents as they arise.

Intellectual Property

We consider patents, trademarks, licenses and other proprietary rights to be important to our business. Donnelley Financial owns approximately 15 patents worldwide, the majority of which are focused on XBRL tagging methods and online search tools related to our compliance services and data and analytic services. We also own over 100 trademarks, the most significant of which include our FundSuite family of marks, MultiTrans and Venue. Like our ownership rights to our patents, we own the rights to our trademarks in the United States and many other countries throughout the world.

In addition to developing our patent and trademark portfolios, we also license intellectual property from third parties as we deem appropriate. For example, we are licensed by the SEC to use the registered mark EDGAR in connection with Donnelley Financial’s family of compound EDGAR marks, including EDGAR Online, EDGAR Access, EDGAR Pro and EDGAR Explorer.

While we consider our patents, trademarks, licenses and other proprietary rights to be valued assets, we do not believe that our profitability and operations are dependent upon any single patent, trademark, license or similar proprietary right.

Environmental Compliance

Our operations are subject to various international, federal, state and local laws and regulations relating to the protection of the environment, including those governing discharges to air and water, the management and disposal of hazardous materials, the cleanup of contaminated sites and health and safety matters. In the United States, these laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and Superfund (the environmental program established in the Comprehensive Environmental Response, Compensation, and Liability Act to address abandoned hazardous waste sites), which imposes joint and severable liability on each potentially responsible party. We are committed to complying with these and all other applicable environmental, health, and safety laws, and in order to reduce the risk of non-compliance.

While it is our policy to conduct our global operations in accordance with all applicable laws, regulations and other requirements, from time to time, our properties, products or operations may be affected by environmental issues. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that we may undertake in the future, based on information currently available, it is the opinion of management that compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect on Donnelley Financial’s combined annual results of operations, financial position or cash flows.

Properties

Donnelley Financial’s principal executive office is located at 35 West Wacker Drive, Chicago, IL 60601. Upon the Distribution, we expect to occupy separate office space from RRD at this location in space that RRD currently leases. We operate in 39 leased or owned facilities in 21 states in the United States which encompass approximately 1,200,000 square feet, of which approximately 260,000 square feet is owned. Of these 39 facilities, we own two manufacturing facilities located in Lancaster, Pennsylvania (Steel Way) and Secaucus, New Jersey and lease two manufacturing facilities located in Lancaster, Pennsylvania (Horseshoe Road) and Charlotte, North Carolina. Our manufacturing locations provide printing, binding, fulfillment and related services. In addition, we own one production facility located in Phoenix, Arizona and lease one production facility located in Rockville, Maryland. The Phoenix location provides composition, XBRL tagging and related services while the Rockville location provides XBRL tagging and related services. We also lease 33 office and customer service locations in the United States. We lease 24 international facilities in 15 countries which encompass approximately 110,000 square feet. Our facilities are reasonably maintained and suitable for the operations conducted in them. We do not believe that any of these facilities are individually material to our business. In addition, we lease additional land for use as parking lots and other purposes in the U.S.

Legal Proceedings

From time to time, Donnelley Financial’s clients and others file voluntary petitions for reorganization under United States bankruptcy laws. In such cases, certain pre-petition payments received by Donnelley Financial from these parties could be considered preference items and subject to return. In addition, Donnelley Financial is party to certain litigation arising in the ordinary course of business. Management believes that the final resolution of these preference items and litigation will not have a material effect on Donnelley Financial’s combined results of operations, financial position or cash flows.

DIVIDEND POLICY

The timing, declaration, amount and payment of any future dividends to Donnelley Financial stockholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payment of dividends. There can be no assurance that we will pay a dividend in the future or that we will continue to pay any dividend if we do commence paying dividends. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.”

CAPITALIZATION

The following table sets forth the unaudited cash and capitalization of Donnelley Financial as of June 30, 2016, on a historical basis and on a pro forma basis to give effect to the Separation, the Distribution and the financing transactions as if they occurred on June 30, 2016. You can find an explanation of the pro forma adjustments made to our historical combined financial statements under “Unaudited Pro Forma Combined Financial Information.” You should review the following table in conjunction with “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and accompanying notes included elsewhere in this Information Statement.

	As of June 30, 2016
	Historical	As Adjusted(1)
	(unaudited)	(unaudited)
Cash and cash equivalents	$33.9	$50.0

Indebtedness:
Capital leases	—	—
Revolving facility under new senior secured credit facility(2)	—	—
Term loans under new senior secured credit facility(2)(3)	—	350.0
Senior notes(3)	—	300.0

Total indebtedness(4)	—	650.0

Equity:
Common stock, $0.01 par value	—	0.3
Additional paid-in-capital	—	275.5
Net parent company investment	760.3	—
Accumulated other comprehensive loss	(12.2)	(83.5)

Total equity	748.1	192.3
Total capitalization	$748.1	$842.3

(1)	The “as adjusted” column is presented for illustrative purposes only.
(2)	Our senior secured credit facility, which will include a $350.0 million principal amount term loan facility and a $300.0 million revolving credit facility, is described in more detail below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
(3)	The amounts shown are the gross amounts, which do not give effect to any discount.
(4)	Does not reflect the $29.6 million note payable with an RRD affiliate.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of June 30, 2016 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2016 and the year ended December 31, 2015 are based on the historical combined financial statements of Donnelley Financial. The unaudited pro forma combined financial statements presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined annual financial statements and corresponding notes thereto included elsewhere in this Information Statement. The unaudited pro forma combined financial statements reflect certain known impacts as a result of the Separation of the Company from RRD and LSC. The unaudited pro forma combined financial statements have been prepared giving effect to the Separation and the Distribution as if the transaction had occurred as of January 1, 2015 for the unaudited pro forma combined statements of operations for the six months ended June 30, 2016 and the year ended December 31, 2015, and as of June 30, 2016 for the unaudited pro forma condensed combined balance sheet.

The unaudited pro forma combined financial information set forth below has been derived from the historical combined annual and condensed combined interim financial statements of Donnelley Financial included elsewhere within this Information Statement. The unaudited pro forma combined financial information also reflects certain assumptions that we believe are reasonable given the information currently available.

The costs to operate our business as an independent public entity are expected to exceed the historical allocations, including corporate and administrative charges from RRD of approximately $6.8 million for the six months ended June 30, 2016 reflected in the accompanying condensed combined financial statements and $13.5 million for the year ended December 31, 2015 reflected in the accompanying annual combined financial statements presented elsewhere within this Information Statement, and principally relate to areas that include, but are not limited to:

•	additional personnel including finance, accounting, compliance, tax, treasury, internal audit and legal;

•	additional professional fees associated with audits, tax, legal and other services;

•	increased insurance premiums;

•	costs relating to board of directors’ fees;

•	stock market listing fees, investor relations costs and fees for preparing and distributing periodic filings with the SEC; and

•	other administrative costs and fees, including anticipated incremental executive compensation costs related to existing and new executive management.

The preliminary estimates for these net incremental expenses range between approximately $11.0 million and $16.0 million on an annual basis going forward. The pro forma impact of such incremental costs has not been reflected herein as many of the costs expected to comprise this increase are not factually supportable at this time. Actual expenses could vary from this range estimate and such variations could be material.

Costs related to the Separation of approximately $30.3 million and $13.6 million have been incurred by RRD for the six months ended June 30, 2016 and the year ended December 31, 2015, respectively. These costs include consulting, tax advice, legal and other expenses. Of these costs, $2.2 million are included in Donnelley Financial’s condensed combined statement of operations for the six months ended June 30, 2016 and $0.9 million are included in Donnelley Financial’s combined statement of operations for the year ended December 31, 2015. Donnelley Financial expects to incur additional transaction related costs of approximately $1.4 million prior to the Separation.

The unaudited pro forma combined financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had Donnelley Financial operated historically as a company independent of RRD or if the Separation and the Distribution had occurred on the dates indicated. The unaudited pro forma combined financial information also should not be considered representative of our future combined financial condition or combined results of operations.

Donnelley Financial Solutions

Unaudited Pro Forma Combined Statement of Operations

For the Six Months Ended June 30, 2016

(in millions)

	Historical	Pro Forma Adjustments		Pro Forma
Services net sales	$314.7	$—		$314.7
Products net sales	223.4	—		223.4

Net sales	538.1	—		538.1
Services cost of sales (exclusive of depreciation and amortization)	150.4	20.7	(J)	171.1
Services cost of sales with RRD affiliates (exclusive of depreciation and amortization)	20.7	(20.7)	(J)	—
Products cost of sales (exclusive of depreciation and amortization)	117.9	31.7	(A, J)	149.6
Products cost of sales with RRD affiliates (exclusive of depreciation and amortization)	37.1	(37.1)	(J)	—

Cost of sales	326.1	(5.4)		320.7
Selling, general and administrative expenses (exclusive of depreciation and amortization)	108.3	—		108.3
Restructuring, impairment and other charges—net	1.9	—		1.9
Depreciation and amortization	20.3	—		20.3

Income from operations	81.5	5.4		86.9
Interest expense—net	0.4	22.6	(B)	23.0

Earnings before income taxes	81.1	(17.2)		63.9
Income tax expense	31.4	(6.8)	(C)	24.6

Net earnings	$49.7	$(10.4)		$39.3

Unaudited Pro Forma Earnings Per Share
Basic			(D)	$1.21
Diluted			(E)	$1.20
Weighted average number of shares used in calculating earnings per share
Basic			(D)	32.5
Diluted			(E)	32.7

Donnelley Financial Solutions

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2015

(in millions)

	Historical	Pro Forma Adjustments		Pro Forma
Services net sales	$628.6	$—		$628.6
Products net sales	420.9	—		420.9

Net sales	1,049.5	—		1,049.5
Services cost of sales (exclusive of depreciation and amortization)	291.9	40.4	(J)	332.3
Services cost of sales with RRD affiliates (exclusive of depreciation and amortization)	40.4	(40.4)	(J)	—
Products cost of sales (exclusive of depreciation and amortization)	230.9	57.5	(A, J)	288.4
Products cost of sales with RRD affiliates (exclusive of depreciation and amortization)	68.3	(68.3)	(J)	—

Cost of sales	631.5	(10.8)		620.7
Selling, general and administrative expenses (exclusive of depreciation and amortization)	199.2	—		199.2
Restructuring, impairment and other charges—net	4.4	—		4.4
Depreciation and amortization	41.7	—		41.7

Income from operations	172.7	10.8		183.5
Interest expense—net	1.1	45.2	(B)	46.3
Investment and other income—net	(0.1)	—		(0.1)

Earnings before income taxes	171.7	(34.4)		137.3
Income tax expense	67.4	(13.7)	(C)	53.7

Net earnings	$104.3	$(20.7)		$83.6

Unaudited Pro Forma Earnings Per Share
Basic			(D)	$2.63
Diluted			(E)	$2.60
Weighted average number of shares used in calculating earnings per share
Basic			(D)	31.8
Diluted			(E)	32.1

Donnelley Financial Solutions

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2016

(in millions)

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Cash and cash equivalents	$33.9	$16.1	(L)	$50.0
Receivables, less allowances for doubtful accounts of $5.2	241.4	—		241.4
Inventories	23.4	—		23.4
Prepaid expenses and other current assets	13.4	68.0	(L)	81.4

Total current assets	312.1	84.1		396.2

Property, plant and equipment-net	32.6	—		32.6
Goodwill	447.1	—		447.1
Other intangible assets-net	62.1	—		62.1
Software-net	43.2	—		43.2
Deferred income taxes	11.4	25.9	(C,H)	37.3
Other noncurrent assets	27.1	3.7	(I)	30.8

Total assets	$935.6	$113.7		$1,049.3

LIABILITIES
Accounts payable	$45.4	$—		$45.4
Accrued liabilities	72.8	—		72.8
Short-term debt	—	3.5	(F)	3.5

Total current liabilities	118.2	3.5		121.7

Long-Term Debt	—	630.9	(F)	630.9
Note payable with an RRD affiliate	29.6	(29.6)	(K)	—
Deferred compensation liabilities	28.0	—		28.0
Pension liabilities	—	64.7	(H)	64.7
Other noncurrent liabilities	11.7	—		11.7

Total liabilities	187.5	669.5		857.0

Commitments and Contingencies (Note 9)

EQUITY
Accumulated other comprehensive loss	(12.2)	(71.3)	(H)	(83.5)
Additional paid-in-capital	—	275.5	(G)	275.5
Common stock, $0.01 par value	—	0.3	(G)	0.3
Net parent company investment	760.3	(760.3)	(G)	—

Total equity	748.1	(555.8)		192.3

Total liabilities and equity	$935.6	$113.7		$1,049.3

Donnelley Financial Solutions

Notes to Unaudited Pro Forma Combined Financial Statements

(A) Reflects the difference in costs to be incurred by Donnelley Financial for the services to be provided by RRD under commercial agreements. Refer to “Certain Relationships and Related Party Transactions—Other Arrangements and Agreements with RRD” included within this Information Statement.

(B) Reflects interest expense related to approximately $650.0 million in debt that Donnelley Financial expects to issue and related amortization of debt issuance costs. Based on Donnelley Financial’s currently expected debt rating and current financial market conditions, the interest rate on the debt is expected to be approximately 6.5%. Interest expense was calculated assuming constant debt levels throughout the periods. Interest expense may be higher or lower if Donnelley Financial’s actual interest rate or credit ratings change from expected levels. A 1% change to the annual interest rate would change net earnings by approximately $4.0 million on an annual basis.

(C) The tax expense was calculated at an estimated marginal tax rate of 40.0% applied to the related pre-tax pro forma adjustments. The deferred tax impact from changes in temporary differences was calculated utilizing an estimated income tax rate of 40.0%. These rates reflect the U.S. marginal tax rate taking into consideration the nature of the adjustment.

(D) The weighted-average number of shares of Donnelley Financial common stock used to compute basic earnings per share for the year ended December 31, 2015 and for the six months ended June 30, 2016 is based on the weighted-average number of shares of RRD common stock outstanding for the year ended December 31, 2015 and the six-months ended June 30, 2016, respectively, assuming a Distribution Ratio of one share of Donnelley Financial common stock for every eight shares of RRD common stock outstanding and the retention by RRD of 19.25% ownership in Donnelley Financial. The calculation of basic common shares outstanding is below.

Basic
Weighted-average of RRD common shares outstanding for the six months ended June 30, 2016	209.8 million
Distribution Ratio: one share of Donnelley Financial common stock for every eight shares of RRD common stock (1/8 = .125 per share)	.125

Weighted-average number of Donnelley Financial common shares assumed to be issued from RRD stock	26.2 million
19.25% RRD ownership retention	6.3 million

Total weighted-average outstanding common shares	32.5 million
Weighted-average of RRD common shares outstanding for the year ended December 31, 2015	205.6 million
Distribution Ratio: one share of Donnelley Financial common stock for every eight shares of RRD common stock (1/8 = .125 per share)	.125

Weighted-average number of Donnelley Financial common shares assumed to be issued from RRD stock	25.7 million
19.25% RRD ownership retention	6.1 million

Total weighted-average outstanding common shares	31.8 million

The actual number of shares of Donnelley Financial common stock will be dependent upon the number of shares of RRD common stock outstanding on the record date.

(E) The weighed-average number of shares of Donnelley Financial common stock used to compute diluted earnings per share is based on the weighted average number of diluted shares of RRD common stock for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively. The calculation of diluted shares outstanding is below.

Diluted
Weighted average of RRD common shares outstanding for the six months ended June 30, 2016	211.4 million
Distribution Ratio: one share of Donnelley Financial common stock for every eight shares of RRD common stock (1/8 = .125 per share)	.125

Weighted-average number of Donnelley Financial common shares assumed to be issued from RRD stock	26.4 million
19.25% RRD ownership retention	6.3 million

Total weighted-average outstanding common shares	32.7 million

Weighted average of RRD common shares outstanding for the year ended December 31, 2015	206.8 million
Distribution Ratio: one share of Donnelley Financial common stock for every eight shares of RRD common stock (1/8 = .125 per share)	.125

Weighted-average number of Donnelley Financial common shares assumed to be issued from RRD stock	25.9 million
19.25% RRD ownership retention	6.2 million

Total weighted-average outstanding common shares	32.1 million

The actual number of shares of Donnelley Financial common stock will be dependent upon the number of shares of RRD common stock outstanding on the record date.

(F) Reflects the issuance of approximately $650.0 million in debt, less debt issuance costs of $15.6 million, and the net distribution of $634.4 million of cash to RRD. The net distribution to RRD is included in the pro forma adjustments to additional paid-in-capital.

(G) On the Distribution Date, RRD’s net investment in Donnelley Financial will be redesignated as Donnelley Financial Shareholders’ Equity and will be $0.3 million to common stock and $275.5 million to additional paid-in-capital based on the number of shares of Donnelley Financial common stock outstanding at the Distribution Date. This adjustment also reflects the impact of the other pro forma adjustments reflected within the balance sheet. The adjustments are summarized below:

Impact of pro forma adjustments	$(484.5)
Redesignation of net parent investment	760.3
Common stock adjustment	(0.3)

Total additional paid-in-capital adjustment	$275.5

(H) Effective as of the Distribution Date, RRD expects to transfer certain defined benefit pension plan net liabilities associated with Donnelley Financial’s active, retired and certain other employees. The net benefit obligations we will assume will result in recording estimated net benefit plan liabilities of $64.7 million (consisting of a total benefit plan liability of $336.7 million, net of plan assets having fair market value of $272.0 million), accumulated other comprehensive losses, net of tax, of $71.3 million, and $25.9 million of related deferred tax assets. Our estimates may change as we approach the Distribution Date and continue to refine our estimates of the net liability transfers as of that date. The actual assumed net benefit plan obligations and incremental income could change significantly from our estimates.

(I) Reflects financing fees related to entering into a revolving credit facility.

(J) Reflects the reclassification of cost of sales from affiliates to cost of sales.

(K) Reflects the removal of the intercompany note payable.

(L) Reflects cash to be transferred to RRD in order to arrive at the agreed-upon cash needed for working capital purposes pursuant to the Separation and Distribution Agreement. The Separation and Distribution Agreement also includes a provision for RRD to make a future cash payment to Donnelley Financial no later than six months following the Separation. Based on current assumptions, a receivable of $68.0 million has been included in the pro forma adjustments related to this amount.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents Donnelley Financial’s selected historical combined financial data. The selected historical combined statements of operations data for the years ended December 31, 2015, 2014 and 2013 and the selected combined balance sheet data as of December 31, 2015 and 2014 are derived from its audited combined financial statements. The selected historical condensed combined statements of operations data for the three and six months ended June 30, 2016 and 2015 and the selected condensed combined balance sheet data as of June 30, 2016 are derived from its unaudited condensed combined financial statements. This financial information is included within the “Index to Combined Financial Statements” section of this Information Statement. The selected historical combined statements of operations data for the years ended December 31, 2012 and 2011 and the selected combined balance sheet data as of June 30, 2015 and December 31, 2013, 2012 and 2011 are derived from Donnelley Financial’s unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statement data has been prepared on a basis consistent with Donnelley Financial’s audited combined financial statements.

The selected historical combined financial data includes certain expenses of RRD that were allocated to Donnelley Financial for certain corporate functions, including general corporate expenses related to information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These costs may not be representative of the future costs Donnelley Financial may incur as an independent, publicly traded company. In addition, Donnelley Financial’s historical combined financial information does not reflect changes that Donnelley Financial expects to experience in the future as a result of Donnelley Financial’s separation from RRD, including changes in Donnelley Financial’s cost structure, personnel needs, tax structure, financing and business operations. Accordingly, these historical results should not be relied upon as an indicator of Donnelley Financial’s future performance.

The historical combined financial statements do not reflect the allocation of certain net liabilities between Donnelley Financial and RRD as reflected under “Unaudited Pro Forma Combined Financial Information” in this Information Statement. As a result, the combined financial information included herein may not completely reflect Donnelley Financial’s financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented.

For a better understanding, this section should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Combined Financial Information” and accompanying notes included elsewhere in this Information Statement.

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2016	2015	2015	2014	2013	2012	2011
(in millions)
Combined statements of operations data:
Net sales	$298.0	$308.9	$538.1	$579.3	$1,049.5	$1,080.1	$1,085.4	$1,061.0	$1,138.9
Net earnings	36.3	40.5	49.7	64.3	104.3	57.4	96.3	71.7	64.5

Combined balance sheet data:
Total assets	935.6	1,035.6	935.6	1,035.6	817.6	994.2	880.5	926.7	1,045.1
Note payable with an RRD affiliate	29.6	44.4	29.6	44.4	29.2	44.0	58.7	73.1	—

Reflects results of acquired businesses from the relevant acquisition dates.

Includes the following significant items:

•	For the three months ended June 30, 2016: Pre-tax restructuring, impairment and other charges of $1.3 million ($0.8 million after-tax);

•	For the three months ended June 30, 2015: Pre-tax restructuring, impairment and other charges of $1.4 million ($0.9 million after-tax);

•	For the six months ended June 30, 2016: Pre-tax restructuring, impairment and other charges of $1.9 million ($1.2 million after-tax);

•	For the six months ended June 30, 2015: Pre-tax restructuring, impairment and other charges of $1.9 million ($1.2 million after-tax);

•	For 2015: Pre-tax restructuring, impairment and other charges of $4.4 million ($2.8 million after-tax);

•	For 2014: Pre-tax restructuring, impairment and other charges of $4.8 million ($3.1 million after-tax), $95.7 million pre-tax settlement charges ($58.4 million after-tax) on lump-sum pension settlement payments; $6.1 million pre-tax gain ($3.7 million after-tax) on the sale of a building, pre-tax gain of $3.0 million ($1.8 million after-tax) on an equity investment;

•	For 2013: Pre-tax restructuring, impairment and other charges of $13.0 million ($8.0 million after-tax);

•	For 2012: Pre-tax restructuring, impairment and other charges of $14.0 million ($8.5 million after-tax), pre-tax loss of $4.0 million ($2.4 million after-tax) on an equity investment;

•	For 2011: Pre-tax restructuring, impairment and other charges of $62.7 million ($40.0 million after-tax), pre-tax loss of $1.0 million ($0.6 million after-tax) on an equity investment.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the combined financial statements and corresponding notes, and the unaudited annual pro forma combined financial statements and corresponding notes included elsewhere in this Information Statement. Any forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Any forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements,” that could cause our actual results to differ materially from those indicated in such forward-looking statements. We believe the assumptions underlying the unaudited annual pro forma combined financial statements and corresponding notes are reasonable.

Spin-off Transaction

On August 4, 2015, RRD announced that its Board intends to create three independent public companies through the Separation: (i) the Company, which will be a financial communications and data services company, (ii) LSC Communications, which will be a publishing and retail-centric print services and office product company and (iii) a global, customized multichannel communications management company, which will be the business of RRD after the Separation. The transactions are expected to take the form of a tax-free distribution to RRD shareholders of 80.75% of the shares of common stock in the Company and LSC Communications. The transactions are subject to customary conditions, including obtaining a private letter ruling from the Internal Revenue Service (which RRD has received) and tax opinions, execution of intercompany agreements and final approval by RRD’s Board. For a description of the conditions, see “The Separation and the Distribution—Conditions to the Distribution.”

Structure of Transaction

Donnelley Financial was incorporated on February 22, 2016 as a wholly-owned subsidiary of RRD. Prior to the distribution of 80.75% of Donnelley Financial’s outstanding shares of common stock to holders of RRD’s common stock, which we refer to as the Distribution, following a series of internal restructuring transactions Donnelley Financial will own the subsidiaries, businesses and other assets owned by RRD, directly or indirectly, that are described in this Information Statement.

Basis of Presentation

The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from RRD’s consolidated financial statements and accounting records. The combined financial statements include the financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States (GAAP).

The combined financial statements include the allocation of certain assets and liabilities that have historically been held at the RRD corporate level but which are specifically identifiable or attributable to the Company. Cash and cash equivalents held by RRD were not allocated to Donnelley Financial unless they were held in a legal entity that will be transferred to Donnelley Financial. All intercompany transactions and accounts have been eliminated. All intracompany transactions between RRD and Donnelley Financial are considered to be effectively settled in the combined financial statements at the time the transaction is recorded, with the exception of a note payable with an RRD affiliate. The total net effect of the settlement of these intracompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as net parent company investment. Net parent company investment is primarily impacted by contributions from RRD which are the result of treasury activities and net funding provided by or distributed to RRD.

The combined financial statements include certain expenses of RRD which were allocated to Donnelley Financial for certain functions, including general corporate expenses related to information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These expenses have been allocated to the Company on the basis of direct usage, when available, with the remainder allocated on the pro rata basis of revenue, employee headcount, or other measures. We consider the expense methodology and results to be reasonable for all periods presented. However these allocations may not be indicative of the actual expenses that we would have incurred as an independent public company or the costs we may incur in the future.

The income tax amounts in these combined financial statements have been calculated based on a separate income tax return methodology and presented as if the Company’s operations were separate taxpayers in the respective jurisdictions.

RRD maintains various benefit and share-based compensation plans at a corporate level. Donnelley Financial employees participate in those programs and a portion of the cost of those plans is included in Donnelley Financial’s combined financial statements. However, Donnelley Financial’s combined balance sheets do not include any equity related to share-based compensation plans or any net benefit plan obligations unless Donnelley Financial is the sole sponsor of the plan. See Note 12, Retirement Plans, and Note 15, Stock and Incentive Programs for Employees, to the combined financial statements for a further description of the accounting for the benefit and share-based compensation plans, respectively.

Donnelley Financial generates a portion of net revenue from sales to RRD’s subsidiaries. Additionally, Donnelley Financial utilizes RRD for freight and logistics, production of certain printed products and outsourced business services functions. Included in the combined financial statements are net revenues from intercompany sales of $2.5 million, $3.9 million, $7.8 million, $8.0 million and $8.9 million and cost of sales to RRD and its affiliates of $57.8 million, $67.7 million, $108.7 million, $115.8 million and $127.1 million for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013, respectively. Intercompany receivables and payables with RRD are reflected within net parent company investment in the accompanying combined financial statements. See Note 18, Related Parties, to the combined financial statements for a further description of related party transactions.

Business Overview

Donnelley Financial is an industry leading financial communications and data services company that supports global capital markets compliance and transaction needs for our corporate clients and their advisors (such as law firms and investment bankers) and global investment markets compliance and analytics needs for mutual fund companies, variable annuity providers and broker/dealers. The Company provides content management, multi-channel content distribution, data management and analytics services, collaborative workflow and business reporting tools, and translations and other language services in support of our clients’ communications requirements. The Company operates in two business segments:

•	United States. The United States segment is comprised of three reporting units: capital markets, investment markets, and language solutions and other. The Company services capital market and investment market clients in the United States by delivering products and services to help create, manage and deliver financial communications to investors and regulators. The Company provides capital market and investment market clients with communication tools and services to allow them to comply with their ongoing regulatory filings. In addition, the U.S. segment provides clients with communications services to create, manage and deliver registration statements, prospectuses, proxies and other communications to regulators and investors. The U.S. segment also includes language solutions and commercial printing capabilities.

•	International. The International segment includes operations in Asia, Europe, Latin America and Canada. In 2015, our operations in Europe, Asia, Canada and Latin America accounted for approximately 48%, 33%, 17% and 1% of our international segment net sales, respectively. The international business is primarily focused on working with international capital markets clients on capital markets offerings and regulatory compliance related activities into or within the United States. In addition, the International segment provides services to international investment market clients to allow them to comply with applicable SEC regulations, as well as language solutions to international clients.

For a more detailed description of the Company’s business segments and product and service offerings, see “Business.”

The Company separately reports its net sales and related cost of sales for its products and services offerings. The Company’s product offerings primarily consist of conventional and digital printed products and related shipping costs. The Company’s services offerings consist of all non-print offerings, including document composition, compliance related EDGAR filing services, transaction solutions, data and analytics, content storage services and language solutions.

Factors Affecting Operating Results

The operating results of Donnelley Financial are dependent in part on general economic conditions, and the effect of these conditions on our customers. Many of our revenue streams depend in part on the volume of public financings, particularly debt and equity financings, and mergers and acquisitions, which are influenced by corporate funding needs, stock market fluctuations, prevailing interest rates and other general economic factors. An economic downturn could adversely affect results of operations, financial condition and cash flow.

Our revenue from transaction and compliance documents is subject to volatility in demand due to rules and regulations of the SEC and other regulatory bodies. Demand for the printing and distribution portions of our business has declined in recent years due to regulatory shift from documents to data and will continue to be impacted by pending rules and other actions by regulatory bodies, which could adversely affect our business and the results of operations.

The Company has implemented a number of strategic initiatives to reduce its overall cost structure and improve efficiency, including the restructuring, reorganization and integration of operations and streamlining of administrative and support activities.

For a further discussion on trends, uncertainties and other factors that could impact our operating results, see the section entitled “Risk Factors” included elsewhere in this Information Statement.

Significant Accounting Policies and Critical Estimates

The preparation of combined financial statements in conformity with GAAP requires the extensive use of management’s estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Estimates are used when accounting for items and matters including, but not limited to, allowance for uncollectible accounts receivable, pension, asset valuations and useful lives, income taxes, restructuring and other provisions and contingencies.

Revenue Recognition

The Company manages highly-customized data and materials, such as Exchange Act, Securities Act and Investment Company Act filings with the SEC on behalf of our customers, manages virtual and physical data rooms and performs XBRL and related services. Clients are provided with EDGAR filing services, XBRL compliance services and translation, editing, interpreting, proof-reading and multilingual typesetting services, among others. Our products include our ActiveDisclosure solution and our Venue Virtual Data Room product, among others. Revenue for services is recognized upon completion of the service performed or following final delivery of the related printed product. The Company recognizes revenue for the majority of its products upon the transfer of title or risk of ownership, which is generally upon shipment to the customer. Because substantially all of the Company’s products are customized, product returns are not significant; however, the Company accrues for the estimated amount of customer credits at the time of sale. Refer to Note 2, Summary of Significant Accounting Policies, to the combined financial statements for further discussion.

Certain revenues earned by the Company require significant judgment to determine if revenue should be recorded gross, as a principal, or net of related costs, as an agent. Billings for shipping and handling costs as well as certain postage costs and out-of-pocket expenses are recorded gross.

Goodwill and Other Long-Lived Assets

The Company’s methodology for allocating the purchase price of acquisitions is based on established valuation techniques that reflect the consideration of a number of factors, including valuations performed by third-party appraisers when appropriate. Goodwill is measured as the excess of the cost of an acquired entity over the fair value assigned to identifiable assets acquired and liabilities assumed. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit. Based on its current organization structure, the Company has identified four reporting units for which cash flows are determinable and to which goodwill may be allocated.

The Company performs its goodwill impairment tests annually as of October 31, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company also performs an interim review for indicators of impairment each quarter to assess whether an interim impairment review is required for any reporting unit. As part of its interim reviews, management analyzes potential changes in the value of individual reporting units based on each reporting unit’s operating results for the period compared to expected results as of the prior year’s annual impairment test. In addition, management considers how other key assumptions, including discount rates and expected long-term growth rates, used in the last annual impairment test, could be impacted by changes in market conditions and economic events.

Management assessed goodwill impairment risk by first performing a qualitative review of entity specific, industry, market and general economic factors for each reporting unit. In cases where the Company is not able to conclude that it is more likely than not that the fair values of our reporting units are greater than their carrying values, a two-step method for determining goodwill impairment is applied. The first step compares the reporting unit’s estimated fair value with its carrying value. Determining the estimated fair value of individual reporting units requires the Company to make significant assumptions and estimates, which primarily include: the selection of appropriate peer group companies, control premiums appropriate for acquisitions in our industry; the discount rate, terminal growth rates, forecasts of revenue, operating income, depreciation and amortization and capital expenditures. If the carrying value of a reporting unit’s net assets exceeds its fair value, the second step is applied to measure the difference between the carrying value and implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, the goodwill is considered impaired and reduced to its implied fair value. As of October 31, 2015, each of the four reporting units had goodwill. Based on the fair value analysis completed in the fourth quarter of 2015, management concluded that fair value exceeded carrying value for all reporting units and that no reporting units were at risk of goodwill impairment.

Other Long-Lived Assets

The Company evaluates the recoverability of other long-lived assets, including property, plant and equipment, and certain identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, a significant decrease in the market value of the assets or significant negative industry or economic trends. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset’s carrying value over its fair value. There was no impairment charge related to intangible assets for the year ended December 31, 2015.

Pension and Other Postretirement Benefits Plans

Our Participation in RRD’s Pension and Postretirement Benefits Plans

Donnelley Financial employees participate in various pension and other postretirement healthcare plans sponsored by RRD. In Donnelley Financial’s combined financial statements, these plans are accounted for as multiemployer benefit plans and as a result the related net benefit obligations are not reflected in Donnelley Financial’s combined balance sheets. Donnelley Financial’s combined statements of operations include expense allocations for these benefits. These expenses were funded through intercompany transactions with RRD which are reflected within net parent company investment. At the separation date, Donnelley Financial expects to record net benefit plan obligations transferred from RRD.

Donnelley Financial’s Pension Plans

Effective December 31, 2013, RRD merged its primary qualified defined benefit pension plan with a separate defined benefit pension plan sponsored by Donnelley Financial. As a result of this merger, Donnelley Financial became the plan sponsor and primary legal obligor of this combined plan. Donnelley Financial’s combined balance sheets reflect the net obligations of the combined plan as of December 31, 2014 and 2013. During 2015, the sponsorship of this combined plan was transferred to RRD, which became the primary legal obligor. Accordingly, the obligations of this combined plan are not reflected in the combined balance sheets of Donnelley Financial as of December 31, 2015.

The annual income and expense amounts relating to the pension plan are based on calculations which include various actuarial assumptions including, mortality expectations, discount rates and expected long-term rates of return. The Company reviews its actuarial assumptions on an annual basis as of December 31 (or more frequently if a significant event requiring remeasurement occurs) and modifies the assumptions based on current rates and trends when it is appropriate to do so. The effects of modifications are recognized immediately on the combined balance sheets, but are amortized into operating earnings over future periods, with the deferred amount recorded in accumulated other comprehensive income (loss). Total pension (income) expense was ($27.0) million, $62.1 million and ($0.7) million in 2015, 2014 and 2013, respectively, and we have allocated ($25.2) million, ($31.0) million and $0.4 million in the year ended December 31, 2015, 2014 and 2013, respectively to RRD and its subsidiaries.

In June 2014, RRD communicated to certain former employees the option to receive a lump-sum pension payment or annuity computed in accordance with statutory requirements, with payments beginning in the fourth quarter of 2014. Payments to eligible participants who elected to receive a lump-sum pension payment or annuity were funded from existing pension plan assets and constituted a complete settlement of the Company’s pension liabilities with respect to these participants. The Company’s pension assets and liabilities were remeasured as of the payout dates. The discount rates and actuarial assumptions used to calculate the payouts were determined in accordance with federal regulations. As of the remeasurement dates, the reductions in the reported pension obligations for these participants was $404.0 million, compared to payout amounts of approximately $317.7 million. The Company recorded non-cash settlement charges of $95.7 million included in selling, general and administrative expenses in the fourth quarter of 2014 in connection with the settlement payments. These charges resulted from the recognition in earnings of a portion of the losses recorded in accumulated other comprehensive loss based on the proportion of the obligation settled.

During the year ended December 31, 2014, the Company adopted the Society of Actuaries RP-2014 mortality tables which were used in the calculation of the Company’s combined plans’ pension obligations. The new mortality tables include an increased life expectancy of plan participants, extending the length of time that payments are expected to be required and increasing the plans’ total expected benefit payments. The updated mortality assumptions increased the benefit obligation for the combined pension plans by approximately $274.0 million as of December 31, 2014. The Company believes that the assumptions utilized in recording its obligations under its combined plans are reasonable based on its experience, market conditions and input from its actuaries and investment advisors. The Company determines its assumption for the discount rate to be used for purposes of computing pension plan obligations based on an index of high-quality corporate bond yields and matched-funding yield curve analysis. The discount rates for pension benefits at December 31, 2014 and 2013 were 5.0%, and 4.2%, respectively.

RRD’s combined pension plan is frozen and the plan has transitioned to a risk management approach for its pension plan assets. The overall investment objective of this approach is to further reduce the risk of significant decreases in the combined plan’s funded status by allocating a larger portion of the combined plan’s assets to investments expected to hedge the impact of interest rate risks on the combined plan’s obligation. Over time, the target asset allocation percentage for the combined pension plan is expected to decrease for equity and other “return seeking” investments and increase for fixed income and other “hedging” investments.

The expected long-term rate of return for the combined plan assets is based upon many factors including expected asset allocations, historical asset returns, current and expected future market conditions and risk. In addition, the Company considered the impact of the current interest rate environment on the expected long-term rate of return for certain asset classes, particularly fixed income. The target asset allocation percentage for the combined pension plan was approximately 60.0% for return seeking investments and approximately 40.0% for hedging investments.

Accounting for Income Taxes

In the Company’s combined financial statements, income tax expense and deferred tax balances have been calculated on a separate income tax return basis although, with respect to certain entities, the Company’s operations have historically been included in the tax returns filed by the respective RRD entities of which the Company’s business was a part. In the future, as a standalone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in historical periods.

The Company has recorded deferred tax assets related to future deductible items, including domestic and foreign tax loss and credit carryforwards. The Company evaluates these deferred tax assets by tax jurisdiction. The utilization of these tax assets is limited by the amount of taxable income expected to be generated within the allowable carryforward period and other factors. Accordingly, management has provided a valuation allowance to reduce certain of these deferred tax assets when management has concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be fully realized. If actual results differ from these estimates, or the estimates are adjusted in future periods, adjustments to the valuation allowance might need to be recorded. As of December 31, 2015 and 2014, valuation allowances of $4.9 million and $5.3 million, respectively, were recorded in the Company’s combined balance sheets.

Deferred U.S. income taxes and foreign taxes are not provided on the excess of the investment value for financial reporting over the tax basis of investments in those foreign subsidiaries because such excess is considered to be permanently reinvested in those operations. Certain cash balances of foreign subsidiaries may be subject to U.S. or local country taxes if repatriated to the U.S. In addition, repatriation of some foreign cash balances is further restricted by local laws. Management regularly evaluates whether foreign earnings are expected to be permanently reinvested. This evaluation requires judgment about the future operating and liquidity needs of the Company and its foreign subsidiaries. Changes in economic and business conditions, foreign or U.S. tax laws, or the Company’s financial situation could result in changes to these judgments and the need to record additional tax liabilities.

Commitments and Contingencies

The Company is subject to lawsuits, investigations and other claims related to environmental, employment, commercial and other matters, as well as preference claims related to amounts received from customers and others prior to their seeking bankruptcy protection. Periodically, the Company reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the related liability is estimable, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, the Company reassesses the related potential liability and may revise its estimates.

Restructuring

The Company records restructuring charges when liabilities are incurred as part of a plan approved by management with the appropriate level of authority for the elimination of duplicative functions, the closure of facilities, or the exit of a line of business, generally in order to reduce the Company’s overall cost structure. Total restructuring charges were $4.2 million for the year ended December 31, 2015. The restructuring liabilities might change in future periods based on several factors that could differ from original estimates and assumptions. These include, but are not limited to: contract settlements on terms different than originally expected; ability to sublease properties based on market conditions at rates or on timelines different than originally estimated; or changes to original plans as a result of acquisitions or other factors. Such changes might result in reversals of or additions to restructuring charges that could affect amounts reported in the combined statements of operations of future periods.

Accounts Receivable

The Company maintains an allowance for doubtful accounts receivable to account for estimated losses resulting from the inability of its customers to make required payments for products and services. Specific customer provisions are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. In addition, provisions are made at differing rates, based upon the age of the receivable and the Company’s past collection experience. The allowance for doubtful accounts receivable was $4.6 million at December 31, 2015 and $3.9 million at December 31, 2014. The Company also maintains a reserve for potential credit memos and disputed items. The credit memo and disputed items reserve is based on historical credit memos relative to billings and was $8.3 million at December 31, 2015 and $6.6 million at December 31, 2014. The Company’s estimates of the recoverability of accounts receivable could change, and additional changes to the allowance could be necessary in the future, if any major customer’s creditworthiness deteriorates or actual defaults are higher than the Company’s historical experience.

Share-Based Compensation

RRD maintains an incentive share-based compensation program for the benefit of its officers, directors, and certain employees including certain Donnelley Financial employees. Share-based compensation expense has been allocated to the Company based on the awards and terms previously granted to the Company’s employees as well as an allocation of compensation expense related to RRD’s corporate and shared functional employees. The total compensation expense related to all share-based compensation plans was $1.6 million for the year ended December 31, 2015. See Note 15, Stock and Incentive Programs for Employees, to the Combined Financial Statements for further discussion.

Off-Balance Sheet Arrangements

Other than non-cancelable operating lease commitments, the Company does not have off-balance sheet arrangements, financings or special purpose entities.

Financial Review

In the financial review that follows, the Company discusses its condensed combined results of operations, cash flows and certain other information. The Company has not previously operated as an independent, stand-alone company, but rather as a part of RRD. There are limitations inherent in the preparation of all carve out financial statements due to the fact that the Company’s business was previously part of a larger organization. This discussion should be read in conjunction with the Company’s condensed combined financial statements and the related notes that begin on page F-1.

Results of Operations for the Three Months Ended June 30, 2016 as Compared to the Three Months Ended June 30, 2015

The following table shows the results of operations for the three months ended June 30, 2016 and 2015;

	2016	2015	$ Change	% Change
	(in millions, except percentages)
Services net sales	$174.9	$184.1	$(9.2)	(5.0%)
Products net sales	123.1	124.8	(1.7)	(1.4%)

Net sales	298.0	308.9	(10.9)	(3.5%)
Services cost of sales (exclusive of depreciation and amortization)	78.5	77.4	1.1	1.4%
Services cost of sales with RRD affiliates (exclusive of depreciation and amortization)	9.5	10.7	(1.2)	(11.2%)
Products cost of sales (exclusive of depreciation and amortization)	62.9	64.9	(2.0)	(3.1%)
Products cost of sales with RRD affiliates (exclusive of depreciation and amortization)	16.7	21.5	(4.8)	(22.3%)

Cost of sales	167.6	174.5	(6.9)	(4.0%)
Selling, general and administrative expenses (exclusive of depreciation and amortization)	59.3	55.7	3.6	6.5%
Restructuring, impairment and other charges-net	1.3	1.4	(0.1)	(7.1%)
Depreciation and amortization	10.8	10.7	0.1	0.9%

Income from operations	$59.0	$66.6	$(7.6)	(11.4%)

Combined

Net sales of services for the three months ended June 30, 2016 decreased $9.2 million, or 5.0%, to $174.9 million, versus the three months ended June 30, 2015. Net sales of services decreased due to lower capital markets compliance and transactions volumes partially offset by increased volume in virtual data room services, mutual fund content management services and translation services.

Net sales of products for the three months ended June 30, 2016 decreased $1.7 million, or 1.4%, to $123.1 million versus the three months ended June 30, 2015, including a $0.9 million, or 0.7%, decrease due to changes in foreign exchange rates. Additionally, net sales of products decreased due to lower volume in compliance, price pressures in investment markets and lower commercial print volume, partially offset by increased capital markets and mutual funds print volume.

Services cost of sales decreased $0.1 million, or 0.1%, for the three months ended June 30, 2016, versus the same period in the prior year. Services cost of sales decreased due to lower capital markets transactions and cost control initiatives, mostly offset by wage and other inflationary increases. As a percentage of net sales, services cost of sales increased 2.5% primarily due to unfavorable mix and wage and other inflation increases, partially offset by cost control initiatives.

Products cost of sales decreased $6.8 million, or 7.9%, for the three months ended June 30, 2016, versus the same period in the prior year. Products cost of sales decreased primarily due to lower print volumes and cost control initiatives, partially offset by wage and other inflationary increases. As a percentage of net sales, products cost of sales decreased 4.6% primarily due to favorable mix and cost control initiatives, partially offset by price pressures and wage and other inflation.

Selling, general and administrative expenses increased $3.6 million, or 6.5%, to $59.3 million, for the three months ended June 30, 2016, as compared to the three months ended June 30, 2015, primarily due to an increase in selling expenses and costs related to the Separation. As a percentage of net sales, selling, general, and administrative expenses increased from 18.0% for the three months ended June 30, 2015 to 19.9% for the three months ended June 30, 2016 due to lower net sales and increased costs related to the Separation.

For the three months ended June 30, 2016, the Company recorded net restructuring, impairment and other charges of $1.3 million, as compared to $1.4 million for the three months ended June 30, 2015. In 2016, these charges included $1.0 million of employee termination costs for 52 employees and $0.3 million of lease termination and other restructuring costs. In 2015, these charges included $0.8 million of employee termination costs for 35 employees and $0.6 million of lease termination and other restructuring costs.

Depreciation and amortization increased $0.1 million, or 0.9%, to $10.8 million for the three months ended June 30, 2016 compared to the three months ended June 30, 2015. Depreciation and amortization included $3.6 million and $3.9 million of amortization of other intangible assets related to customer relationships, trade names and non-compete agreements for the three months ended June 30, 2016 and 2015, respectively.

Income from operations for the three months ended June 30, 2016 decreased $7.6 million, or 11.4%, to $59.0 million versus the three months ended June 30, 2015, due to a decrease in capital markets transactions and lower compliance and mutual funds print volume, partially offset by an increase in virtual data room services, translation services and cost control initiatives.

	2016	2015	$ Change	% Change
	(in millions, except percentages)
Interest expense-net	$0.1	$0.3	$(0.2)	(66.7%)

Net interest expense decreased by $0.2 million for the three months ended June 30, 2016 versus the same period in 2015, primarily due to a decrease in average outstanding debt with an RRD affiliate.

	2016	2015	$ Change	% Change
	(in millions, except percentages)
Earnings before income taxes	$58.9	$66.3	$(7.4)	(11.2%)
Income tax expense	22.6	25.8	(3.2)	(12.4%)
Effective income tax rate	38.4%	38.9%

The effective income tax rate was 38.4% for the three months ended June 30, 2016 compared to 38.9% for the three months ended June 30, 2015.

Information by Segment

The following tables summarize net sales, income (loss) from operations and certain items impacting comparability within each of the operating segments and Corporate.

U.S.

	Three Months Ended June 30,
	2016	2015
Net sales	$262.0	$266.0
Income from operations	59.3	62.0
Operating margin	22.6%	23.3%
Restructuring, impairment and other charges-net	1.1	1.3

	Net Sales for the Three Months Ended June 30,
Reporting unit	2016	2015	$ Change	% Change
	(in millions, except percentages)
Capital Markets	$164.3	$168.5	$(4.2)	(2.5%)
Investment Markets	88.5	89.1	(0.6)	(0.7%)
Language Solutions and other	9.2	8.4	0.8	9.5%

Total U.S	$262.0	$266.0	$(4.0)	(1.5%)

Net sales for the U.S. segment for the three months ended June 30, 2016 were $262.0 million, a decrease of $4.0 million, or 1.5%, compared to the three months ended June 30, 2015. Net sales decreased due to lower capital markets compliance volume, price pressures in investment markets and lower commercial print volume, partially offset by an increase in capital markets transactions, virtual data room, translation and content management services. An analysis of net sales by reporting unit follows:

•	Capital Markets: Sales decreased due to lower compliance volume, partially offset by an increase in virtual data room services and transactional volumes.

•	Investment Markets: Sales decreased slightly due to price pressures and lower mutual funds volume, mostly offset by an increase in content management services.

•	Language Solutions and other: Sales increased due to higher translations services volume, partially offset by lower commercial print volume.

U.S. segment income from operations decreased $2.7 million, or 4.4%, for the three months ended June 30, 2016 as compared to the three months ended June 30, 2015, primarily due to decreases in capital markets compliance volume, price pressures in investment markets and wage and other inflation, partially offset by an increase in capital markets transactions, virtual data room and translation services and cost control initiatives.

Operating margins decreased from 23.3% for the three months ended June 30, 2015 to 22.6% for the three months ended June 30, 2016 due to unfavorable mix and investment markets price pressures, partially offset by cost control initiatives.

International

	Three Months Ended June 30,
	2016	2015
Net sales	$36.0	$42.9
Income from operations	3.1	6.5
Operating margin	8.6%	15.2%
Restructuring, impairment and other charges—net	0.2	0.1

Net sales for the International segment for the three months ended June 30, 2016 were $36.0 million, a decrease of $6.9 million, or 16.1%, compared to the three months ended June 30, 2015 including a $0.9 million, or 2.1%, decrease due to changes in foreign exchange rates. Additionally, net sales decreased primarily due to lower capital markets transactions and compliance volumes.

International segment income from operations decreased $3.4 million, or 52.3%, compared to the three months ended June 30, 2015, due to the decline in capital markets transactions, partially offset by cost control initiatives and lower incentive compensation expense.

Operating margins decreased from 15.2% for the three months ended June 30, 2015 to 8.6% for the three months ended June 30, 2016 due to lower capital markets transactions, partially offset by cost control initiatives and lower incentive compensation expense.

Corporate

The following table summarizes unallocated operating expenses and certain items impacting comparability within the activities presented as Corporate:

	Three Months Ended June 30,
	2016	2015
	(in millions)
Operating expenses	$3.4	$1.9

Corporate operating expenses for the three months ended June 30, 2016 increased $1.5 million versus the same period in 2015 due to an increase in costs related to the Separation and an increase in bad debt expense.

Results of Operations for the Six Months Ended June 30, 2016 as Compared to the Six Months Ended June 30, 2015

The following table shows the results of operations for the six months ended June 30, 2016 and 2015;

	2016	2015	$ Change	% Change
	(in millions, except percentages)
Services net sales	$314.7	$337.8	$(23.1)	(6.8%)
Products net sales	223.4	241.5	(18.1)	(7.5%)

Net sales	538.1	579.3	(41.2)	(7.1%)
Services cost of sales (exclusive of depreciation and amortization)	150.4	151.3	(0.9)	(0.6%)
Services cost of sales with RRD affiliates (exclusive of depreciation and amortization)	20.7	22.2	(1.5)	(6.8%)
Products cost of sales (exclusive of depreciation and amortization)	117.9	126.6	(8.7)	(6.9%)
Products cost of sales with RRD affiliates (exclusive of depreciation and amortization)	37.1	45.5	(8.4)	(18.5%)

Cost of sales	326.1	345.6	(19.5)	(5.6%)
Selling, general and administrative expenses (exclusive of depreciation and amortization)	108.3	103.7	4.6	4.4%
Restructuring, impairment and other charges-net	1.9	1.9	—	0.0%
Depreciation and amortization	20.3	21.7	(1.4)	(6.5%)

Income from operations	$81.5	$106.4	$(24.9)	(23.4%)

Combined

Net sales of services for the six months ended June 30, 2016 decreased $23.1 million, or 6.8%, to $314.7 million, versus the six months ended June 30, 2015 including a $0.9 million, or 0.3%, decrease due to changes in foreign exchange rates. Additionally, net sales of services decreased due to lower capital markets transactions and compliance volume partially offset by increased volume in virtual data room services, translation services and mutual fund content management services.

Net sales of products for the six months ended June 30, 2016 decreased $18.1 million, or 7.5%, to $223.4 million versus the six months ended June 30, 2015, including a $1.4 million, or 0.6%, decrease due to changes in foreign exchange rates. Additionally, net sales of products decreased due to lower volume in compliance, capital markets, mutual funds print and commercial print and price pressures in investment markets.

Services cost of sales decreased $2.4 million, or 1.4%, for the six months ended June 30, 2016, versus the same period in the prior year. Services cost of sales decreased due to lower capital markets transactions and compliance volume and cost control initiatives, partially offset by wage and other inflationary increases. As a percentage of net sales, services cost of sales increased 3.0% primarily due to unfavorable mix and wage and other inflation increases, partially offset by cost control initiatives.

Products cost of sales decreased $17.1 million, or 9.9%, for the six months ended June 30, 2016, versus the same period in the prior year. Products cost of sales decreased primarily due to lower print volumes and cost control initiatives, partially offset by wage and other inflationary increases. As a percentage of net sales, products cost of sales decreased 1.9% primarily due to favorable mix between capital markets and compliance volumes and cost control initiatives, partially offset by price pressures and wage and other inflation.

Selling, general and administrative expenses increased $4.6 million, or 4.4%, to $108.3 million, for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015, primarily due to an increase in selling expenses and costs related to the Separation. As a percentage of net sales, selling, general, and administrative expenses increased from 17.9% for the six months ended June 30, 2015 to 20.1% for the six months ended June 30, 2016 due to lower volume and costs related to the Separation.

For the six months ended June 30, 2016 and June 30, 2015, the Company recorded net restructuring, impairment and other charges of $1.9 million, respectively. For the six months ended June 30, 2016, these charges included $1.0 million of employee termination costs for 52 employees, $0.8 million of lease termination and other restructuring costs and $0.1 million for other charges associated with the Company’s decision to withdraw in 2013 from certain multi-employer pension plans serving facilities that continued to operate. For the six months ended June 30, 2015, these charges included $1.0 million of lease termination and other restructuring costs, $0.8 million of employee termination costs for 35 employees and $0.1 million for other charges associated with the Company’s decision to withdraw in 2013 from certain multi-employer pension plans serving facilities that continued to operate.

Depreciation and amortization decreased $1.4 million, or 6.5%, to $20.3 million for the six months ended June 30, 2016 compared to the six months ended June 30, 2015. Depreciation and amortization included $7.2 million and $7.8 million of amortization of other intangible assets related to customer relationships, trade names and non-compete agreements for the six months ended June 30, 2016 and 2015, respectively.

Income from operations for the six months ended June 30, 2016 decreased $24.9 million, or 23.4%, to $81.5 million versus the six months ended June 30, 2015, due to a decrease in capital markets transactions and lower compliance and mutual funds print volume, partially offset by an increase in virtual data room services, translation services and cost control initiatives.

	2016	2015	$ Change	% Change
	(in millions, except percentages)
Interest expense-net	$0.4	$0.6	$(0.2)	(33.3%)

Net interest expense decreased by $0.2 million for the six months ended June 30, 2016 versus the same period in 2015, primarily due to a decrease in average outstanding debt with an RRD affiliate.

	2016	2015	$ Change	% Change
	(in millions, except percentages)
Earnings before income taxes	$81.1	$105.8	$(24.7)	(23.3%)
Income tax expense	31.4	41.5	(10.1)	(24.3%)
Effective income tax rate	38.7%	39.2%

The effective income tax rate was 38.7% for the six months ended June 30, 2016 compared to 39.2% for the six months ended June 30, 2015.

Information by Segment

The following tables summarize net sales, income (loss) from operations and certain items impacting comparability within each of the operating segments and Corporate.

U.S.

	Six Months Ended June 30
	2016	2015
	(in millions, except percentages)
Net sales	$470.1	$500.6
Income from operations	81.3	100.4
Operating margin	17.3%	20.1%
Restructuring, impairment and other charges-net	1.7	1.8

	Net Sales for the Six Months Ended June 30
Reporting unit	2016	2015	$ Change	% Change
	(in millions, except percentages)
Capital Markets	$271.1	$301.1	$(30.0)	(10.0%)
Investment Markets	179.6	181.2	(1.6)	(0.9%)
Language Solutions and other	19.4	18.3	1.1	6.0%

Total U.S.	$470.1	$500.6	$(30.5)	(6.1%)

Net sales for the U.S. segment for the six months ended June 30, 2016 were $470.1 million, a decrease of $30.5 million, or 6.1%, compared to the six months ended June 30, 2015. Net sales decreased due to lower compliance and capital market transactions volume and price pressures in investment markets, partially offset by an increase in virtual data room and translation services. An analysis of net sales by reporting unit follows:

•	Capital Markets: Sales decreased due to lower compliance and transactional volumes, partially offset by an increase in virtual data room services.

•	Investment Markets: Sales decreased due to price pressures and lower mutual funds volume, mostly offset by an increase in content management services and healthcare volume.

•	Language Solutions and other: Sales increased due to higher translations services volume, mostly offset by lower commercial print volume.

U.S. segment income from operations decreased $19.1 million, or 19.0%, for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015, primarily due to decreases in capital markets transactions and compliance volumes, price pressures in investment markets and wage and other inflation, partially offset by an increase in virtual data room and translation services and cost control initiatives.

Operating margins decreased from 20.1% for the six months ended June 30, 2015 to 17.3% for the six months ended June 30, 2016 due to unfavorable mix driven by lower capital markets transactions, partially offset by cost control initiatives.

International

	Six Months Ended June 30
	2016	2015
	(in millions, except percentages)
Net sales	$68.0	$78.7
Income from operations	6.1	9.8
Operating margin	9.0%	12.5%
Restructuring, impairment and other charges-net	0.2	0.1

Net sales for the International segment for the six months ended June 30, 2016 were $68.0 million, a decrease of $10.7 million, or 13.6%, compared to the six months ended June 30, 2015 including a $2.3 million, or 2.9%, decrease due to changes in foreign exchange rates. Additionally, net sales decreased primarily due to lower capital markets transactions, partially offset by higher virtual data room volume.

International segment income from operations decreased $3.7 million, or 37.8%, compared to the six months ended June 30, 2015, due to the decline in capital markets transactions volume and wage and other inflation increases, partially offset by cost control initiatives and lower incentive compensation expense.

Operating margins decreased from 12.5% for the six months ended June 30, 2015 to 9.0% for the six months ended June 30, 2016 due to lower capital markets transactions, partially offset by cost control initiatives and lower incentive compensation expense.

Corporate

The following table summarizes unallocated operating expenses and certain items impacting comparability within the activities presented as Corporate:

	Six Months Ended June 30
	2016	2015
	(in millions)
Operating expenses	$5.9	$3.8

Corporate operating expenses for the six months ended June 30, 2016 increased $2.1 million, versus the same period in 2015 due to an increase in costs related to the Separation and an increase in bad debt expense.

Results of Operations for the Year Ended December 31, 2015 as Compared to the Year Ended December 31, 2014

The following table shows the results of operations for the year ended December 31, 2015 and 2014, which reflects the results of acquired businesses from the relevant acquisition dates:

	2015	2014	$ Change	% Change
	(in millions, except percentages)
Services net sales	$628.6	$638.2	$(9.6)	(1.5%)
Products net sales	420.9	441.9	(21.0)	(4.8%)

Net sales	1,049.5	1,080.1	(30.6)	(2.8%)
Services cost of sales (exclusive of depreciation and amortization)	291.9	301.2	(9.3)	(3.1%)
Services cost of sales with RRD affiliates (exclusive of depreciation and amortization)	40.4	39.3	1.1	2.8%
Products cost of sales (exclusive of depreciation and amortization)	230.9	236.3	(5.4)	(2.3%)
Products cost of sales with RRD affiliates (exclusive of depreciation and amortization)	68.3	76.5	(8.2)	(10.7%)

Cost of sales	631.5	653.3	(21.8)	(3.3%)
Selling, general and administrative expenses (exclusive of depreciation and amortization)	199.2	290.5	(91.3)	(31.4%)
Restructuring, impairment and other charges—net	4.4	4.8	(0.4)	(8.3%)
Depreciation and amortization	41.7	40.7	1.0	2.5%

Income from operations	$172.7	$90.8	$81.9	90.2%

Combined

Net sales of services for the year ended December 31, 2015 decreased $9.6 million, or 1.5%, to $628.6 million, versus the year ended December 31, 2014 including an $8.7 million, or 1.4%, decrease due to changes in foreign exchange rates. Additionally, net sales of services decreased due to lower capital market transactions volume, partially offset by volume growth in translation services, virtual data room services and mutual fund content management services.

Net sales of products for the year ended December 31, 2015 decreased $21.0 million, or 4.8%, to $420.9 million versus the year ended December 31, 2014, including a $6.8 million, or 1.5%, decrease due to changes in foreign exchange rates. The decline in net sales of products was primarily due to lower healthcare and mutual funds print volume, price pressures in investment markets and lower commercial print volume.

Services cost of sales decreased $8.2 million, or 2.4% for the year ended December 31, 2015, versus the prior year. Services cost of sales decreased due to lower capital market transactions volume in both segments and cost savings initiatives, partially offset by wage and other cost inflation and higher translation services volume. As a percentage of net sales, services cost of sales decreased 0.5% primarily due to cost savings initiatives that more than offset wage and other cost inflation.

Products cost of sales decreased $13.6 million or 4.3% for the year ended December 31, 2015, versus the prior year. Products cost of sales decreased primarily due to lower print volume and cost savings initiatives, partially offset by wage and other inflationary increases. As a percentage of net sales, products cost of sales increased 0.3% primarily due to wage and other cost inflation, the impact of price pressures and lower volume, mostly offset by cost reductions.

Selling, general and administrative expenses decreased $91.3 million, or 31.4%, to $199.2 million, for the year ended December 31, 2015, as compared to the year ended December 31, 2014, primarily due to the 2014 impact of the pension settlement charge of $95.7 million and cost control initiatives, partially offset by the impact of the sale of a building of $6.1 million in 2014. As a percentage of net sales, selling, general, and administrative expenses decreased 7.9 percentage points to 19.0%. The impact of the 2014 pension settlement charge and gain on sale of a building drove a decrease of 8.3 percentage points, which was partially offset by the impact of lower volume and price pressures.

For the year ended December 31, 2015, the Company recorded net restructuring, impairment and other charges of $4.4 million, as compared to $4.8 million in the year ended December 31, 2014. In 2015, these charges included $2.3 million of employee termination costs for 64 employees, all of whom were terminated as of December 31, 2015. These charges were primarily the result of the reorganization of certain administrative functions. The Company also incurred lease termination and other restructuring charges of $1.9 million and other charges of $0.2 million associated with the Company’s decision to withdraw in 2013 from certain multi-employer pension plans during the year ended December 31, 2015. The 2014 charges included lease termination and other restructuring charges of $2.1 million and charges of $1.7 million for the impairment of an acquired customer relationship intangible asset in 2014. The Company also incurred $0.7 million of employee termination costs as a result of the integration of MultiCorpora and the reorganization of certain operations and other charges of $0.3 million associated with the Company’s decision to withdraw in 2013 from certain multi-employer pension plans during the year ended December 31, 2014.

Depreciation and amortization increased $1.0 million, or 2.5%, to $41.7 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. Depreciation and amortization included $15.4 million and $16.6 million, respectively, of amortization of other intangible assets related to customer relationships, trade names, and non-compete agreements for the years ended December 31, 2015 and 2014.

Income from operations for the year ended December 31, 2015 increased $81.9 million or 90.2% to $172.7 million versus the year ended December 31, 2014, due to the favorable impact of the prior year pension settlement charges of $95.7 million, higher translation services in both segments and cost control initiatives that were more than offset by the unfavorable impact of the prior year sale of a building of $6.1 million, price pressures and lower volume in capital market transactions across both segments and domestic investment management volume.

	2015	2014	$ Change	% Change
	(in millions, except percentages)
Interest expense—net	$1.1	$1.5	$(0.4)	(26.7%)
Investment and other income—net	0.1	3.1	(3.0)	(96.8%)

Net interest expense decreased by $0.4 million for the year ended December 31, 2015 versus the year ended December 31, 2014, primarily due to a decrease in average outstanding debt with an RRD affiliate.

Net investment and other income for the year ended December 31, 2015 decreased $3.0 million versus the year ended December 31, 2014, due to the impact of a 2014 gain on the sale of an equity investment.

	2015	2014	$ Change	% Change
	(in millions, except percentages)
Income before income taxes	$171.7	$92.4	$79.3	85.8%
Income tax expense	67.4	35.0	32.4	92.6%
Effective income tax rate	39.3%	37.9%

The effective income tax rate for the year ended December 31, 2015 was 39.3%, as compared to 37.9% for the year ended December 31, 2014. This increase resulted from a lower proportion of taxable earnings in international jurisdictions which have lower statutory tax rates than the U.S., for the year ended December 31, 2015.

Information by Segment

The following tables summarize net sales, income (loss) from operations and certain items impacting comparability within each of the operating segments and Corporate.

U.S.

	Year Ended December 31,
	2015	2014
	(in millions, except percentages)
Net sales	$900.8	$916.3
Income from operations	160.3	175.7
Operating margin	17.8%	19.2%
Restructuring, impairment and other charges—net	3.5	2.5
Gain on sale of building	—	6.1

	Net Sales for the Year Ended December 31
Reporting unit	2015	2014	$ Change	% Change
	(in millions, except percentages)
Capital Markets	$517.4	$526.8	$(9.4)	(1.8%)
Investment Markets	339.3	348.0	(8.7)	(2.5%)
Language Solutions and other	44.1	41.5	2.6	6.3%

Total U.S.	$900.8	$916.3	$(15.5)	(1.7%)

Net sales for the U.S. segment for the year ended December 31, 2015 were $900.8 million, a decrease of $15.5 million, or 1.7%, compared to the year ended December 31, 2014. Net sales decreased due to lower capital markets and investment markets volume and price pressures. An analysis of net sales by reporting unit follows:

•	Capital Markets: Sales decreased primarily due to lower transactional and data and analytics volume, partially offset by an increase in compliance and virtual data room services.

•	Investment Markets: Sales decreased due to lower healthcare and mutual funds volume and price pressures, partially offset by an increase in content management services volume.

•	Language Solutions and other: Sales increased due to higher translation services volume, mostly offset by lower commercial print volume.

U.S. segment income from operations decreased $15.4 million or 8.8% for the year ended December 31, 2015 as compared to the year ended December 31, 2014 primarily due to the 2014 $6.1 million gain on a sale of a building, the decreases in capital markets transactions volume and investment markets volume, as well as price pressures, partially offset by the impact of cost control initiatives.

Operating margins for the year ended December 31, 2015 decreased from 19.2% to 17.8% for the year ended December 31, 2015 as compared to the year ended December 31, 2014. The 2014 building sale and higher restructuring, impairment and other charges negatively impacted margins by 0.8 percentage points in 2015 compared to 2014. Operating margins also decreased due to the lower capital markets transactions volume, unfavorable mix and price pressures, partially offset by the impact of cost control initiatives.

International

	Year Ended December 31,
	2015	2014
	(in millions, except percentages)
Net sales	$148.7	$163.8
Income from operations	15.3	17.2
Operating margin	10.3%	10.5%
Restructuring, impairment and other charges—net	0.9	2.3

Net sales for the International segment for the year ended December 31, 2015 were $148.7 million, a decrease of $15.1 million, or 9.2%, compared to the year ended December 31, 2014 including a $15.5 million, or 9.5% decrease due to changes in foreign exchange rates. In addition, an increase in international translation services and compliance volume was partially offset by a decline in capital market transactions volume.

International segment income from operations decreased $1.9 million or 11.0% compared to the year ended December 31, 2014 due to the decline in capital markets transactions volume and the impact of foreign exchange rates, partially offset by increased volume in translation services, cost control initiatives, and lower restructuring, impairment and other charges.

Operating margins decreased slightly from 10.5% for the year ended December 31, 2014 to 10.3% for the year ended December 31, 2015, as the reduced volume in capital markets transactions was largely offset by cost control actions and lower restructuring, impairment and other charges.

Corporate

The following table summarizes unallocated operating expenses and certain items impacting comparability within the activities presented as Corporate:

	Year Ended December 31,
	2015	2014
	(in millions)
Operating expenses	$2.9	$102.1
Pension settlement charges	—	95.7

Corporate operating expenses in the year ended December 31, 2015 were $2.9 million, a decrease of $99.2 million compared to the year ended December 31, 2014. The decrease was driven by the favorable impact of $95.7 million related to the 2014 pension settlement charge described above and lower employee benefit costs.

Results of Operations for the Year Ended December 31, 2014 as Compared to the Year Ended December 31, 2013

	2014	2013	$ Change	% Change
	(in millions, except percentages)
Services net sales	$638.2	$615.6	$22.6	3.7%
Products net sales	441.9	469.8	(27.9)	(5.9%)

Net sales	1,080.1	1,085.4	(5.3)	(0.5%)
Services cost of sales (exclusive of depreciation and amortization)	301.2	315.6	(14.4)	(4.6%)
Services cost of sales with RRD affiliates (exclusive of depreciation and amortization)	39.3	36.6	2.7	7.4%
Products cost of sales (exclusive of depreciation and amortization)	236.3	242.1	(5.8)	(2.4%)
Products cost of sales with RRD affiliates (exclusive of depreciation and amortization)	76.5	90.5	(14.0)	(15.5%)

Cost of sales	653.3	684.8	(31.5)	(4.6%)
Selling, general and administrative expenses (exclusive of depreciation and amortization)	290.5	189.7	100.8	53.1%
Restructuring, impairment and other charges—net	4.8	13.0	(8.2)	(63.1%)
Depreciation and amortization	40.7	37.1	3.6	9.7%

Income from operations	$90.8	$160.8	$(70.0)	(43.5%)

Combined

Net sales from services for the year ended December 31, 2014 increased $22.6 million, or 3.7%, to $638.2 million compared to the year ended December 31, 2013, including a $0.7 million, or 0.1%, increase due to changes in foreign exchange rates. The increase in net sales from services was primarily due to higher capital markets transactions volume in the U.S. and International segments along with higher virtual data room and translation services volume partially offset by lower XBRL compliance services volume.

Net sales of products for the year ended December 31, 2014 decreased $27.9 million or 5.9% to $441.9 million, compared to the year ended December 31, 2013, including a $1.4 million, or 0.3%, decrease due to changes in foreign exchange rates. Net sales of products decreased due to lower print volume for mutual funds and corporate compliance documents and price pressures, partially offset by an increase in volume for healthcare plans, in part driven by customers’ implementation of the Affordable Care Act.

Services cost of sales decreased $11.7 million, or 3.3% for the year ended December 31, 2014 compared to the year ended December 31, 2013. Services cost of sales decreased due to cost savings initiatives and restructuring actions, partially offset by volume increases. As a percentage of net sales, services cost of sales decreased 3.9% primarily due to cost control initiatives and favorable work mix driven by the increase in capital market transactions volume which were partially offset by wage and other cost inflation.

Products cost of sales decreased $19.8 million, or 6.0%, for the year ended December 31, 2014, compared to the year ended December 31, 2013. Products cost of sales decreased primarily due to lower volume in the U.S. segment and cost savings initiatives. As a percentage of net sales, products cost of sales remained constant as the impact of price pressures and cost inflation was offset by cost reductions.

Selling, general and administrative expenses increased $100.8 million, or 53.1%, to $290.5 million, and from 17.5% to 26.9% as a percentage of net sales, for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase in these expenses reflected the pension settlement charges of $95.7 million, higher incentive compensation expense and higher bad debt expense, partially offset by a $6.1 million gain on the sale of a building and cost control initiatives. As a percentage of net sales, the pension settlement charges and gain on the sale of a building drove 8.3 percentage points of the increase. The remaining increase reflected the impact of higher incentive compensation costs and bad debt expense, as well as the impact of lower prices on net sales.

For the year ended December 31, 2014, the Company recorded net restructuring, impairment and other charges of $4.8 million, compared to $13.0 million in the same period in 2013. In 2014, these charges included lease termination and other reorganization charges of $2.1 million, non-cash charges of $1.7 million for the impairment of an acquired customer relationship intangible asset, $0.7 million of employee termination costs for 9 employees, and other charges of $0.3 million associated with the Company’s decision to withdraw in 2013 from certain multi-employer pension plans serving facilities that continued to operate. In 2013, the Company recorded non-cash charges of $3.4 million associated with its decision to withdraw from multi-employer pension plans servicing facilities that continue to operate, $3.3 million for the impairment of an acquired customer relationship intangible asset, $2.4 million of impairment charges primarily related to buildings and machinery and equipment associated with facility closures, lease termination and other charges of $2.0 million and $1.9 million of employee termination costs for 37 employees as a result of facility closures and the reorganization of certain facilities.

Depreciation and amortization increased $3.6 million, or 9.7%, to $40.7 million for the year ended December 31, 2014, as compared to the year ended December 31, 2013 primarily due to higher information technology spend largely associated with further enhancements to the Company’s XBRL and content management services platforms. Depreciation and amortization included $16.6 million and $19.3 million, respectively, of amortization of other intangible assets related to customer relationships, trade names, trademarks, licenses and agreements for the year ended December 31, 2014 and 2013, respectively.

Income from operations for the year ended December 31, 2014 was $90.8 million, a decrease of $70.0 million, compared to the year ended December 31, 2013. The decrease was due to the pension settlement charges of $95.7 million and reduced compliance volume, partially offset by increased international and U.S. capital markets transactions volume, a gain on the sale of a building of $6.1 million and cost control initiatives.

	2014	2013	$ Change	% Change
	(in millions, except percentages)
Interest expense—net	$1.5	$2.2	$(0.7)	(31.8%)
Investment and other income—net	3.1	0.3	2.8	933.3%

Net interest expense decreased by $0.7 million for the year ended December 31, 2014 versus the year ended December 31, 2013, primarily due to a decrease in average outstanding debt with an RRD affiliate.

Net investment and other income for the year ended December 31, 2014 and 2013 increased $2.8 million primarily due to the $3.0 million gain on the 2014 sale of an equity investment.

	2014	2013	$ Change	% Change
	(in millions, except percentages)
Earnings before income taxes	$92.4	$158.9	$(66.5)	(41.9%)
Income tax expense	35.0	62.6	(27.6)	(44.1%)
Effective income tax rate	37.9%	39.4%

The effective income tax rate for the year ended December 31, 2014 was 37.9%, as compared to 39.4% for the year ended December 31, 2013. This decrease resulted from a higher proportion of taxable earnings in international jurisdictions which have lower statutory tax rates than the U.S., for the year ended December 31, 2014.

Information by Segment

The following tables summarize net sales, income (loss) from operations and certain items impacting comparability within each of the operating segments and Corporate.

U.S.

	Year Ended December 31,
	2014	2013
	(in millions)
Net sales	$916.3	$937.2
Income from operations	175.7	158.5
Operating margin	19.2%	16.9%
Restructuring, impairment and other charges—net	2.5	12.3
Gain on sale of building	6.1	—

	Net Sales for the Year Ended December 31
Reporting unit	2014	2013	$ Change	% Change
	(in millions, except percentages)
Capital Markets	$526.8	$546.1	$(19.3)	(3.5%)
Investment Markets	348.0	347.1	0.9	0.3%
Language Solutions and other	41.5	44.0	(2.5)	(5.7%)

Total U.S.	$916.3	$937.2	$(20.9)	(2.2%)

Net sales for the U.S. segment for the year ended December 31, 2014 were $916.3 million, a decrease of $20.9 million, or 2.2%, versus the year ended December 31, 2013. Net sales decreased due to lower compliance and investment markets volume, partially offset by an increase in capital markets transaction activity. An analysis of net sales by reporting unit follows:

•	Capital Markets: Sales decreased primarily due to lower compliance services volume partially offset by an increase in capital markets transactions activity and increased virtual data room services volume.

•	Investment Markets: Sales increased slightly due to higher volume of content management services for mutual funds, mostly offset by price pressures.

•	Language Solutions and other: Sales decreased primarily due to lower commercial print volume.

U.S. segment income from operations increased $17.2 million for the year ended December 31, 2014 compared to the year ended December 31, 2013, due to lower restructuring, impairment and other charges, a gain on the sale of a building of $6.1 million and cost control initiatives, partially offset by price pressures primarily in Investment Markets. Operating margins increased from 16.9% to 19.2% of which 1.7 percentage points were due to lower restructuring, impairment and other charges and the gain on the sale of a building. The remainder of the increase was attributable to cost control initiatives partially offset by price pressures.

International

	Year Ended December 31,
	2014	2013
Net sales	$163.8	$148.2
Income from operations	17.2	12.8
Operating margin	10.5%	8.6%
Restructuring, impairment and other charges—net	2.3	0.7

Net sales for the International segment for the year ended December 31, 2014 were $163.8 million, an increase of $15.6 million, or 10.5%, compared to the year ended December 31, 2013, including a $0.7 million or 0.5% decrease due to foreign exchange rates. Net sales increased due to higher capital markets transactions activity in Asia and Canada, and higher language solutions volume in Europe and Canada, partially offset by lower compliance volume in Canada.

International segment income from operations increased $4.4 million or 34.4% for the year ended December 31, 2014 compared to the year ended December 31, 2013 due to higher capital markets transactions volume, partially offset by higher restructuring, impairment and other charges.

Operating margins increased from 8.6% to 10.5%, including the impact of higher restructuring, impairment and other charges, which unfavorably impacted margins by 0.9 percentage points. The increase was driven by the impact of higher capital markets volume and cost control initiatives.

Corporate

The following table summarizes unallocated operating expenses and certain items impacting comparability within the activities presented as Corporate:

	Year Ended December 31,
	2014	2013
	(in millions)
Operating expenses	$102.1	$10.5
Pension settlement charges	95.7	—

Corporate operating expenses in the year ended December 31, 2014 increased $91.6 million versus the same period in 2013. The increase was driven by the pension settlement charges of $95.7 million, partially offset by higher pension income and lower employee benefit expenses.

Non-GAAP Measures

The Company believes that certain Non-GAAP measures, such as Non-GAAP adjusted EBITDA, provide useful information about the Company’s operating results and enhance the overall ability to assess the Company’s financial performance. The Company uses these measures, together with other measures of performance under GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performance of its business. Non-GAAP adjusted EBITDA allows investors to make a more meaningful comparison between the Company’s core business operating results over different periods of time. The Company believes that Non-GAAP adjusted EBITDA, when viewed with the Company’s results under GAAP and the accompanying reconciliations, provides useful information about the Company’s business without regard to potential distortions. By eliminating potential differences in results of operations between periods caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures, taxation positions or regimes, restructuring, impairment and other charges and gain or loss on certain equity investments and asset sales, the Company believes that Non-GAAP adjusted EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated.

Non-GAAP adjusted EBITDA excludes restructuring, impairment and other charges-net, pension settlement charges, the gain on a sale of a building and the gain on an equity investment. A reconciliation of GAAP net earnings to Non-GAAP adjusted EBITDA for the three and six months ended June 30, 2016 and 2015 and for the years ended December 31, 2015, 2014 and 2013 for these adjustments is presented in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,		For the Year Ended December 31,
	2016	2015	2016	2015	2015	2014	2013
Net earnings	$36.3	$40.5	$49.7	$64.3	$104.3	$57.4	$96.3
Restructuring, impairment and other charges—net	1.3	1.4	1.9	1.9	4.4	4.8	13.0
Pension settlement charges	—	—	—	—	—	95.7	—
Gain on sale of building	—	—	—	—	—	(6.1)	—
Gain on equity investment	—	—	—	—	—	(3.0)	—
Depreciation and amortization	10.8	10.7	20.3	21.7	41.7	40.7	37.1
Interest expense—net	0.1	0.3	0.4	0.6	1.1	1.5	2.2
Income tax expense	22.6	25.8	31.4	41.5	67.4	35.0	62.6

Non-GAAP adjusted EBITDA	$71.1	$78.7	$103.7	$130.0	$218.9	$226.0	$211.2

Three Months Ended June 30, 2016

2016 Restructuring, impairment and other charges—net. The three months ended June 30, 2016 included $1.0 million for employee termination costs and $0.3 million of lease termination and other restructuring costs.

Three Months Ended June 30, 2015

2015 Restructuring, impairment and other charges—net. The three months ended June 30, 2015 included $0.8 million for employee termination costs and $0.6 million of lease termination and other restructuring costs.

Six Months Ended June 30, 2016

2016 Restructuring, impairment and other charges—net. The six months ended June 30, 2016 included $1.0 million for employee termination costs, $0.8 million of lease termination and other restructuring costs and $0.1 million for other charges associated with the Company’s decision to withdraw in 2013 from certain multi-employer pension plans serving facilities that continued to operate.

Six Months Ended June 30, 2015

2015 Restructuring, impairment and other charges—net. The six months ended June 30, 2015 included $1.0 million of lease termination and other restructuring costs, $0.8 million for employee termination costs and $0.1 million for other charges associated with the Company’s decision to withdraw in 2013 from certain multi-employer pension plans serving facilities that continued to operate.

Years Ended December 31, 2015, 2014 and 2013

2015 Restructuring, impairment and other charges—net. The year ended December 31, 2015 included $2.3 million for employee termination costs related to the reorganization of certain administrative functions; $1.9 million of lease termination and other restructuring costs and $0.2 million for other charges associated with the Company’s decision to withdraw in 2013 from certain multi-employer pension plans serving facilities that continued to operate.

2014 Restructuring, impairment and other charges—net. The year ended December 31, 2014 included $2.1 million of lease termination and other restructuring costs; $1.7 million for the impairment of an acquired customer relationship intangible asset; $0.7 million for employee termination costs related to the integration of MultiCorpora and the reorganization of certain operations and $0.3 million for other charges associated with the Company’s decision to withdraw in 2013 from certain multi-employer pension plans serving facilities that continued to operate.

2013 Restructuring, impairment and other charges—net. The year ended December 31, 2013 included $3.3 million for the impairment of an acquired customer relationship intangible asset; $3.4 million related to the decision to withdraw from certain multi-employer pension plans serving facilities that continued to operate; $2.4 million of impairment charges primarily related to buildings and machinery and equipment associated with facility closings; $2.0 million of lease termination and other restructuring charges and $1.9 million for employee termination costs primarily related to the reorganization of certain administrative functions.

Pension settlement charges. Included pre-tax charges of $95.7 million for the year ended December 31, 2014, related to lump-sum pension settlement payments.

Gain on sale of a building. Included a gain of $6.1 million related to the sale of a building for the year ended December 31, 2014.

Gain on an equity investment. Included a gain of $3.0 million related to the sale of an equity investment for the year ended December 31, 2014.

Liquidity and Capital Resources

The following describes the Company’s cash flows for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013.

Cash Flows from Operating Activities

Operating cash inflows are largely attributable to sales of the Company’s services and products. Operating cash outflows are largely attributable to recurring expenditures for labor, rent, raw materials and other operating activities. Allocations of operating expenses from RRD are also reflected as operating cash inflows or outflows, including those for pension costs and current income taxes payable.

Six months ended June 30, 2016 compared to same period in 2015

Net cash used in operating activities was $33.6 million for the six months ended June 30, 2016 compared to $7.3 million for the same period in 2015. The increase in net cash used in operating activities reflected timing of cash collections, partially offset by a decrease in pension plan income allocations and timing of payments for employee-related liabilities and suppliers.

2015 compared to 2014

Net cash provided by operating activities was $120.9 million for the year ended December 31, 2015 compared to $125.3 million for the year ended December 31, 2014. The decrease in net cash provided by operating activities reflected the timing of cash collections, the impact of lower volume and unfavorable work mix and the impact of expenses allocated to or from RRD, partially offset by the timing of supplier payments. Operating cash flows related to allocated expenses resulted in a decrease in cash provided by operating activities in 2015, driven primarily by higher current income tax deemed settlements, partially offset by pension and postretirement benefit income allocations.

2014 compared to 2013

Net cash provided by operating activities was $125.3 million for the year ended December 31, 2014 compared to $139.3 million for the year ended December 31, 2013. The decrease in net cash provided by operating activities reflected the unfavorable impact of expenses allocated to or from RRD in 2014, partially offset by the increased volume in services, cost savings initiatives and favorable work mix. Operating cash flows related to allocated expenses resulted in a decrease in cash provided by operating activities in 2014, primarily related to pension and postretirement benefit allocations, partially offset by lower current income tax deemed settlements.

Cash Flows Used For Investing Activities

Six months ended June 30, 2016 compared to same period in 2015

Net cash used in investing activities was $13.9 million for the six months ended June 30, 2016 compared to $10.8 million for the same period in 2015. Capital expenditures were $12.3 million during the six months ended June 30, 2016, an increase of $1.5 million as compared to the same period of 2015.

2015 compared to 2014

Net cash used in investing activities for the year ended December 31, 2015 was $37.1 million compared to $29.5 million for the year ended December 31, 2014. The increase was due to a $10.0 million purchase of an equity investment for the year ended December 31, 2015 compared to $6.0 million used for the acquisition of MultiCorpora in 2014 and proceeds received from the sale of other assets in 2014.

2014 compared to 2013

Net cash used in investing activities for the year ended December 31, 2014 was $29.5 million compared to $11.1 million for the year ended December 31, 2013. The increase for the year ended December 31, 2014 was primarily due to a $9.2 million increase in capital expenditures and the $6.0 million paid for the acquisition of MultiCorpora in 2014. Cash provided by investing activities included proceeds from the sale of other assets of $5.3 million during the year ended December 31, 2014 as compared to $6.9 million for the year ended December 31, 2013, primarily related to the sales of property and other assets.

Cash Flows From Financing Activities

Six months ended June 30, 2016 compared to same period in 2015

Net cash provided by financing activities for the six months ended June 30, 2016 was $61.1 million compared to $7.5 million for the six months ended June 30, 2015. The increase reflected a $59.2 million increase in net transfers from RRD and its affiliates and an $8.8 million decrease in short-term debt in 2016.

2015 compared to 2014

Net cash used in financing activities for the year ended December 31, 2015 was $94.8 million compared to $90.4 million for the year ended December 31, 2014. The increase was due to changes in short-term debt, partially offset by a $6.9 million decrease in net transfers to RRD and its affiliates.

2014 compared to 2013

Net cash used in financing activities for the year ended December 31, 2014 was $90.4 million compared to $131.7 million for the year ended December 31, 2013. The decrease was primarily due to a $49.5 million decrease in net transfers to RRD and its affiliates, partially offset by changes in short-term debt.

Contractual Cash Obligations and Other Commitments on Contingencies

The following table quantifies the Company’s future contractual obligations as of December 31, 2015:

	Payments Due In
	Total	2016	2017	2018	2019	2020	Thereafter
	(in millions)
Operating leases (a)	$117.7	$30.1	$21.7	$12.9	$10.3	$8.6	$34.1
Deferred compensation	35.3	5.3	3.9	5.3	3.9	1.3	15.6
Debt and related interest	39.0	24.1	14.9	—	—	—	—
Multi-employer pension plan withdrawal obligations	6.8	0.4	0.4	0.4	0.4	0.4	4.8
Incentive compensation	2.5	2.5	—	—	—	—	—
Pension plan contributions	3.2	1.1	1.1	1.0	—	—	—
Outsourced services	1.1	0.8	0.3	—	—	—	—
Other (b)	6.3	6.3	—	—	—	—	—

Total as of December 31, 2015	$211.9	$70.6	$42.3	$19.6	$14.6	$10.3	$54.5

(a)	Operating leases include obligations to landlords.
(b)	Other includes purchases of property, plant and equipment ($3.2 million), employee restructuring-related severance payments ($0.9 million) and miscellaneous other obligations.

Amounts in the table above do not include any debt that will be incurred in connection with the spin-off transaction.

Liquidity

Historically, RRD has provided financing, cash management and other treasury services to Donnelley Financial. Our cash balances are swept by RRD and we have received funding from RRD for our operating and investing cash needs. Substantially all of the cash and cash equivalents recorded on the combined balance sheets are in international jurisdictions. Cash transferred to and from RRD has been recorded as intercompany payables and receivables which are reflected in the net parent company investment in the accompanying combined financial statements.

We have not recognized deferred tax liabilities related to local taxes on certain foreign earnings as foreign earnings are considered to be permanently reinvested. Certain cash balances of foreign subsidiaries may be subject to U.S. or local country taxes if repatriated to the U.S. In addition, repatriation of some foreign cash balances is further restricted by local laws. Management regularly evaluates whether foreign earnings are expected to be permanently reinvested. This evaluation requires judgment about the future operating and liquidity needs of the Company and its foreign subsidiaries. Changes in economic and business conditions, foreign or U.S. tax laws, or the Company’s financial situation could result in changes to these judgments and the need to record additional tax liabilities.

In connection with the Separation, Donnelley Financial intends to incur debt and use the net proceeds to reduce debt at RRD. To effect this, we currently expect to incur approximately $650.0 million of debt through a combination of either or both, senior notes and term loans. In addition, we intend to enter into a revolving credit facility to be used for general corporate purposes, including working capital needs, acquisitions and letters of credit.

We believe that cash generated from our operating activities and financing available from RRD prior to the Distribution will provide sufficient liquidity to meet our working capital needs, planned capital expenditures and future contractual and other obligations during the next 12 month period. Subsequent to the Distribution, we will no longer participate in cash management and funding arrangements with RRD. Our ability to fund our operations and capital needs will depend on our ongoing ability to generate cash from operations as well as access to our revolving credit facility and the capital markets. We believe that future cash from operations and access to a credit facility will be the primary sources of liquidity and are expected to be used for, among other things, payment of interest and principal on the Company’s debt obligations, acquisitions, capital expenditures necessary to support productivity improvement and growth, completion of restructuring programs and distribution to shareholders, all of which will need to be approved by the Board.

Risk Management

The Company is exposed to the impact of foreign currency fluctuations in certain countries in which it operates. The exposure to foreign currency movements is limited in several countries because the operating revenues and expenses of its various subsidiaries and business units are substantially in the local currency of the country in which they operate.

Other Information

Environmental, Health and Safety

For a discussion of certain environmental, health and safety issues involving the Company, see Note 11, Commitments and Contingencies, to the combined financial statements.

Litigation and Contingent Liabilities

For a discussion of certain litigation involving the Company, see Note 11, Commitments and Contingencies, to the combined financial statements.

New Accounting Pronouncements

Recently issued accounting standards and their estimated effect on the Company’s combined financial statements are also described in Note 19, New Accounting Pronouncements, to the combined financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

The Company is exposed to the impact of foreign currency fluctuations in certain countries in which it operates. The Company discusses risk management in various places throughout this document, including discussions in this Information Statement concerning liquidity and capital resources.

Credit Risk

The Company is exposed to credit risk on accounts receivable balances. This risk is mitigated due to the Company’s large, diverse customer base, dispersed over various geographic regions and industrial sectors. No single customer comprised more than 10% of the Company’s combined net sales in the six months ended June 30, 2016 and each of the years ended December 31, 2015, 2014 or 2013. The Company maintains provisions for potential credit losses and such losses to date have normally been within the Company’s expectations. The Company evaluates the solvency of its customers on an ongoing basis to determine if additional allowances for doubtful accounts receivable need to be recorded. Significant economic disruptions or a slowdown in the economy could result in significant additional charges.

Commodities

The primary raw materials used by the Company are paper and ink. To reduce price risk caused by market fluctuations, the Company has incorporated price adjustment clauses in certain sales contracts. Management believes a hypothetical 10% change in the price of paper and other raw materials would not have a significant effect on the Company’s combined annual results of operations or cash flows as these costs are generally passed through to its customers. However, such an increase could have an impact on our customers’ demand for printed products, and we are not able to quantify the impact of such potential change in demand on our combined annual results of operations or cash flows.

CORPORATE GOVERNANCE AND MANAGEMENT

Corporate Governance

General

We will apply to list our common stock on NYSE under the symbol “DFIN”. As a result, we are generally subject to NYSE corporate governance listing standards.

Our Executive Officers Following the Separation

The following table sets forth those individuals who will be our executive officers commencing on the Distribution Date:

Name	Age	Position(s)
Daniel N. Leib	50	Chief Executive Officer
Thomas F. Juhase	56	Chief Operating Officer
David A. Gardella	46	Chief Financial Officer
Jennifer B. Reiners	50	General Counsel
Kami S. Turner	41	Controller and Chief Accounting Officer

The business experience and certain other background information regarding our executive officers is set forth below.

Daniel N. Leib will be Chief Executive Officer of Donnelley Financial. Mr. Leib has served as RRD’s Executive Vice President and Chief Financial Officer since May 2011. Prior to this, he served as Group Chief Financial Officer and Senior Vice President, Mergers and Acquisitions since August 2009 and Treasurer from June 2008 to February 2010. Mr. Leib served as RRD’s Senior Vice President, Treasurer, Mergers and Acquisitions and investor relations since July 2007. Prior to this, from May 2004 to 2007, Mr. Leib served in various capacities in financial management, corporate strategy and investor relations.

Thomas F. Juhase will be Chief Operating Officer. Mr. Juhase has served as RRD’s President, Financial, Global Outsourcing and Document Solutions since 2010. He served as President, Financial and Global Outsourcing from 2007 to 2010, as President, Global Capital Market, Financial Print Solutions from 2004 to 2007. From 1991 to 2004, Mr. Juhase served in various capacities with RRD in sales and operations in the U.S. and internationally.

David A. Gardella will be Chief Financial Officer. Mr. Gardella has served as RRD’s Senior Vice President, Investor Relations & Mergers and Acquisitions since 2011. He served as Vice President, Investor Relations from 2009 to 2011 and as Vice President, Corporate Finance from 2008 to 2009. From 1992 to 2004 and then from 2005 to 2008, Mr. Gardella served in various capacities in financial management and financial planning & analysis.

Jennifer B. Reiners will be General Counsel. Ms. Reiners has served as RRD’s Senior Vice President, Deputy General Counsel since 2008 and as Vice President, Deputy General Counsel from 2005 to 2008. Prior to this she served in various capacities in the legal department from 1997 to 2008.

Kami S. Turner will be Controller and Chief Accounting Officer. Ms. Turner has served as RRD’s Assistant Controller since 2012 and from December 2008 to 2012 served in various capacities in finance at RRD.

Our Directors Following the Separation

The following individuals are expected to be elected to serve as directors of the Company commencing on the Distribution Date:

Name	Age	Position(s)	Director Class
Richard L. Crandall	73	Chairman	Class III
Luis A. Aguilar	62	Director	Class III
Nanci E. Caldwell	58	Director	Class III
Charles D. Drucker	53	Director	Class II
Gary G. Greenfield	61	Director	Class II
Daniel N. Leib	50	Director	Class I
Lois M. Martin	53	Director	Class I
Oliver R. Sockwell	73	Director	Class II

The business experience and certain other background information regarding our directors is set forth below.

Richard L. Crandall will be Chairman of the Donnelley Financial Board. Mr. Crandall is the founder and Chairman of Enterprise Software Roundtable, a CEO roundtable for the software industry, and as a founding Managing Director of Arbor Partners, a technology venture capital firm. Mr. Crandall has also been a technology advisor to the U.S. Chamber of Commerce and a founder of Comshare, Inc., a decision support software company, where he served as Chief Executive Officer for 24 years and Chairman for three years. Mr. Crandall has been involved in leadership roles, including having served as Chairman of Giga Information Group, a technology advisory firm, and Novell. He currently serves on the boards of Diebold, Inc., Pelstar LLC and several tech ventures. Mr. Crandall has been a Director of RRD since 2012 and currently serves on RRD’s Governance, Responsibility & Technology Committee.

Mr. Crandall’s breadth of experience in leading software and technology companies, including a technology venture capital firm, as well as his background serving on various boards of directors, provides the Board with valuable corporate governance, oversight and industry experience.

Luis A. Aguilar will be a Director on the Donnelley Financial Board. Mr. Aguilar is a Principal in Falcon Cyber Investments, an investment fund exclusively focused on cyber security investment, and a former Commissioner at the SEC, serving from July 2008 to December 2015. Prior to that he was a Partner specializing in corporate and securities law matters at McKenna Long & Aldridge, LLP, an international law firm, from 2005 to 2008 and Alston & Bird, LLP, a law firm, from 2003 to 2004. Prior thereto, Mr. Aguilar held various positions including General Counsel, Head of Compliance and Corporate Secretary at Invesco Ltd., a global asset management firm. He currently serves as a Director of Envestnet, Inc.

Mr. Aguilar’s experiences at the SEC, in private law firm practice and at Invesco will help give the Board insights into the Company’s GIM and GCM businesses and enable the Board to help guide the Company’s strategies in those areas.

Nanci E. Caldwell will be a Director on the Donnelley Financial Board. Ms. Caldwell is the former Executive Vice President and Chief Marketing Officer of PeopleSoft, Inc. (acquired by Oracle Corporation in 2005) from 2002 to 2005 and Senior Vice President and Chief Marketing Officer from 2001 to 2002. Prior to this she served in various positions of increasing responsibility at Hewlett-Packard Company and Xerox Corporation. Ms. Caldwell served on the boards of Tibco Software, Inc., JDA Software Group, Inc., Deltek, Inc., Hyperion Solutions Corporation, Sophos, plc and Network General, Inc., and also currently serves on the board of Canadian Imperial Bank of Commerce, Citrix Systems and Equinix, Inc.

Ms. Caldwell’s deep experience with marketing will provide insights into the Company’s go-to-market strategies. She has considerable corporate governance experience through years of service on other public company boards and by serving on the governance and compensation committees.

Charles D. Drucker will be a Director on the Donnelley Financial Board. Mr. Drucker has served as President, Chief Executive Officer and Director of Vantiv, Inc., a provider of payment processing services and related technology solutions, since 2009. Prior to this, he was President and Chief Executive Officer of Vantiv Holding LLC (part of Fifth Third Bancorp until it was spun off in 2009); Head, Investment Advisors Division, Fifth Third Investment Advisors, Inc. from 2006 to 2009 and President, Fifth Third Processing Solutions from 2004 to 2006. Mr. Drucker currently serves on the board of Vantiv, Inc.

Mr. Drucker’s financial technology and financial services experience will give the Board a different perspective regarding the ways in which the Company’s strategy can evolve to even better serve its customers.

Gary G. Greenfield will be a Director on the Donnelley Financial Board. Mr. Greenfield has been a Partner at Court Square Capital Partners, a private equity company, since 2013. He served as President and Chief Executive Officer of Avid Technology, Inc., a digital media and entertainment company, from 2007 to 2013, President and Chief Executive Officer of GXS, Inc. from 2003 to 2007, and in various leadership positions in various technology related companies. Mr. Greenfield served on the boards of Epocrates Inc., Hyperion Solutions Corporation, Vocus Inc., Novell Inc. and Mobius Management Systems Inc. and currently serves on the board of Diebold Incorporated.

Mr. Greenfield’s proven senior executive experience in high technology industries, along with his ability to grow markets and develop products, will provide our Company with experience relevant to many key aspects of our business. He has considerable corporate governance experience through years of service on other public company boards in a variety of industries.

Daniel N. Leib will be Chief Executive Officer and a Director on the Donnelley Financial Board. Mr. Leib has served as RRD’s Executive Vice President and Chief Financial Officer since May 2011. He served as Group Chief Financial Officer and Senior Vice President, Mergers and Acquisitions since August 2009 and Treasurer from June 2008 to February 2010. Mr. Leib served as RRD’s Senior Vice President, Treasurer, Mergers and Acquisitions and investor relations since July 2007. Prior to this, from May 2004 to 2007, Mr. Leib served in various capacities in financial management, corporate strategy and investor relations.

Mr. Leib’s day-to-day leadership as Chief Financial Officer of the Company, as well as his many years of experience in the printing and related services industry, provides him with deep knowledge of the Company’s operations and industry and gives him unique insights into the Company’s challenges and opportunities.

Lois M. Martin will be a Director on the Donnelley Financial Board. Ms. Martin has served as Executive Vice President and Chief Financial Officer of Ceridian Corporation, a private human resource software development company, since 2012. Prior to this, she was Senior Vice President and Chief Financial Officer of Capella Education Company from 2004 to 2011 and Deluxe Corporation from 1993 to 2001. Ms. Martin was formerly a Director of ADC Telecommunications Inc. and MTS Systems Corporation.

Ms. Martin’s experience as a chief financial officer at numerous companies provides financial expertise. She is an audit committee financial expert based on her experience as a chief financial officer at public companies and audit committee chair on public company boards.

Oliver R. Sockwell will be a Director on the Donnelley Financial Board. Mr. Sockwell is the former President and Chief Executive Officer of Construction Loan Insurance Corporation (Connie Lee) and its subsidiary, Connie Lee Insurance Company, financial guarantee insurance companies, serving from 1987 to 1997. Previously, he was Executive Vice President, Finance at SLM Corporation (Sallie Mae); and from 1998 to

2003 Executive-in-Residence at Columbia Business School. Mr. Sockwell has been a Director of RRD since 1997 and formerly served on the board of Liz Claiborne, Inc. and Wilmington Trust Corporation.

Mr. Sockwell’s experience as President and Chief Executive Officer of Connie Lee provides expertise in operational and strategic leadership as does his academic tenure at Columbia. He has considerable corporate governance experience through years of service on other public company boards in a variety of industries.

Nomination, Election and Term of Directors

Our Certificate of Incorporation will provide for a classified Board consisting of three classes of directors. Class I directors will serve until the first annual meeting of stockholders following the Distribution. Class II directors and Class III directors, which together with Class I directors are referred to as the Initial Directors, will serve until the second and the third annual meeting of stockholders following the Distribution, respectively. Following the expiration of the initial terms of the Initial Directors, our stockholders will elect successor directors to one year terms. Our Certificate of Incorporation will provide that our Board will fully declassify upon the expiration of the terms of our Class III directors.

It will be the policy of the Corporate Responsibility and Governance Committee to consider candidates for director recommended by stockholders. The committee will evaluate candidates recommended for director by stockholders in the same way that it will evaluate any other candidate. The committee will also consider candidates recommended by management and members of the Board.

In identifying and evaluating nominees for director, the committee will take into account the applicable requirements for directors under the listing rules of NYSE. In addition, the committee will consider other criteria as it deems appropriate and which may vary over time depending on the Board’s needs, including certain core competencies and other criteria such as the personal and professional qualities, experience and education of the nominees, as well as the mix of skills and experience on the Board prior to and after the addition of the nominees. Although not part of any formal policy, the goal of the committee will be a balanced and diverse Board, with members whose skills, viewpoint, background and experience complement each other and, together, contribute to the Board’s effectiveness as a whole.

The Corporate Responsibility and Governance Committee from time to time may engage third-party search firms to identify candidates for director, and may use search firms to do preliminary interviews and background and reference reviews of prospective candidates.

Board Committees

The Board will have three standing committees: the Audit Committee, the Corporate Responsibility and Governance Committee and the Compensation Committee. Each committee will operate under a written charter that will be reviewed annually and posted on the Company’s web site at the following address: www.dfsco.com. This website will become available on the Distribution Date. A print copy of each charter will be available upon request.

Audit Committee

The Audit Committee will assist the Board in its oversight of (1) the integrity of the Company’s financial statements and the Company’s accounting and financial reporting processes and financial statement audits; (2) the qualifications and independence of the Company’s independent registered public accounting firm; and (3) the performance of the Company’s internal auditing department and the independent registered public accounting firm.

The committee will select, compensate, evaluate and, when appropriate, replace the Company’s independent registered public accounting firm. Pursuant to its charter, the Audit Committee will be authorized to obtain advice and assistance from internal or external legal, accounting or other advisors and to retain third-party consultants, and will have the authority to engage independent auditors for special audits, reviews and other procedures.

We expect our Board to determine that each member of the Audit Committee upon the Distribution is “independent” within the meaning of the rules of both NYSE and the SEC. We expect our Board to also determine that at least one member of the Audit Committee is an “audit committee financial expert” within the meaning of the rules of the SEC.

Commencing on the Distribution Date, we expect to have three members on our Audit Committee.

Our Audit Committee did not exist in 2015.

Corporate Responsibility and Governance Committee

The Corporate Responsibility and Governance Committee will (1) make recommendations to the Board regarding nominees for election to the Board and recommend policies governing matters affecting the Board; (2) develop and implement governance principles for the Company and the Board; (3) conduct the regular review of the performance of the Board, its committees and its members; (4) oversee the Company’s responsibilities to its employees and to the environment; and (5) recommend director compensation to the Board. Pursuant to its charter, the Corporate Responsibility and Governance Committee will be authorized to obtain advice and assistance from internal or external legal or other advisors and to retain third-party consultants and will have the sole authority to approve the terms and conditions under which it engages director search firms.

We expect our Board to determine that each member of the Corporate Responsibility and Governance Committee upon the Distribution is “independent” within the meaning of the rules of NYSE.

Commencing on the Distribution Date, we expect to have three members on our Corporate Responsibility and Governance Committee.

Our Corporate Responsibility and Governance Committee did not exist in 2015.

Compensation Committee

The Compensation Committee will (1) establish the Company’s overall compensation strategy; (2) establish the compensation of the Company’s chief executive officer, other senior officers and key management employees; and (3) adopt amendments to, and approve terminations of, the Company’s employee benefit plans.

Pursuant to its charter, the Compensation Committee will be authorized to obtain advice and assistance from internal or external legal or other advisors and has the sole authority to engage counsel, experts or consultants in matters related to the compensation of the chief executive officer and other executive officers of the Company and will have sole authority to approve any such firm’s fees and other retention terms. Pursuant to its charter, prior to selecting or receiving any advice from any committee adviser (other than in-house legal counsel) and on an annual basis thereafter, the Compensation Committee must assess the independence of such committee advisers in compliance with any applicable NYSE listing rules and the federal securities laws. The Compensation Committee must also review and approve, in advance, any engagement of any compensation consultant by the Company for any services other than providing advice to the committee regarding executive officer compensation.

The Compensation Committee will review management’s preliminary recommendations and make final compensation decisions. The Compensation Committee, with the assistance of its consultants, will review and evaluate the Company’s executive and employee compensation practices and will determine, based on this review, whether any risks associated with such practices are likely to have a material adverse effect on the Company.

We expect our Board to determine that each member of the Compensation Committee upon the Distribution is “independent” within the meaning of the rules of both NYSE and the SEC. In addition, in accordance with NYSE listing rules, the Board will consider all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director’s ability to be independent from management in connection with the duties of a Compensation Committee member to affirmatively determine each member of the Compensation Committee is independent.

Commencing on the Distribution Date, we expect to have three members on our Compensation Committee.

Our Compensation Committee did not exist in 2015.

Principles of Corporate Governance

The Board will adopt a set of Principles of Corporate Governance to provide guidelines for the Company and the Board to ensure effective corporate governance. The Principles of Corporate Governance will cover topics including, but not limited to, director qualification standards, Board and committee composition, director access to management and independent advisors, director orientation and continuing education, director retirement age, succession planning and the annual evaluations of the Board and its committees. Such evaluations will determine whether the Board and each committee is functioning effectively, and the Corporate Responsibility and Governance Committee will periodically consider the mix of skills and experience that directors bring to the Board to assess whether the Board has the necessary tools to form its oversight function effectively.

The Corporate Responsibility and Governance Committee will be responsible for overseeing and reviewing the Principles of Corporate Governance and recommending to the Board any changes to those principles. The full text of the Principles of Corporate Governance will be available through the Corporate Governance link on the Investors page of the Company’s web site at the following address: www.investor.dfsco.com and a print copy will be available upon request. This website will become available on the Distribution Date.

Principles of Ethical Business Conduct and Code of Ethics

In accordance with NYSE listing requirements and SEC rules, the Company will adopt and maintain a set of Principles of Ethical Business Conduct. The policies referred to therein will apply to all directors, officers and employees of the Company. In addition, the Company will adopt and maintain a Code of Ethics that applies to its chief executive officer and senior financial officers. The Principles of Ethical Business Conduct and the Code of Ethics will cover all areas of professional conduct, including, but not limited to, conflicts of interest, disclosure obligations, insider trading and confidential information, as well as compliance with all laws, rules and regulations applicable to our business. The Company will encourage all employees, officers and directors to promptly report any violations of any of the Company’s policies. In the event that an amendment to, or a waiver from, a provision of the Code of Ethics is necessary, the Company intends to post such information on its web site. The full text of each of the Principles of Ethical Business Conduct and our Code of Ethics will be available through the Corporate Governance link on the Investors page of the Company’s web site at the following address: www.investor.dfsco.com and a print copy will be available upon request. This website will become available on the Distribution Date.

Director Independence

The Company’s Principles of Corporate Governance will provide that the Board must be composed of a majority of independent directors. No director qualifies as independent unless the Board affirmatively determines that the director has no relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. On the Distribution Date, we expect that six members of our Board will be independent in accordance with NYSE requirements, while Mr. Leib will not be independent.

Executive Sessions

The Company’s independent directors are expected to meet regularly in executive sessions without management. Executive sessions will be led by the chairman of the Board. An executive session is expected to be held in conjunction with each regularly scheduled Board meeting. Each committee of the Board also is expected to meet in executive session without management in conjunction with each regularly scheduled committee meeting and such sessions will be led by the chair of such committee.

Board Leadership

We expect the Board to determine that having an independent director serve as chairman of the Board is in the best interest of stockholders at this time. The structure ensures a greater role for the independent directors in the oversight of the Company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Board. No single leadership model is right for all companies and at all times, however, the Board conducts an annual evaluation in order to determine whether it and its committees are functioning effectively and recognizes that, depending on the circumstances, other leadership models might be appropriate. Accordingly, the Board periodically reviews its leadership structure. The Board’s Principles of Corporate Governance will provide that, generally, no director may serve as chairman of the Board or any committee for more than three years, provided that the Corporate Responsibility and Governance Committee may recommend to the Board, and the Board may approve, a single extension of the term of a chairman of the Board or any committee for an additional three years once the chairman’s initial three-year term has ended and the Corporate Governance and Responsibility Committee may recommend to the Board, and the Board may approve, extending the term of the chairman of the Board or any committee beyond six years if it deems such an extension to be in the best interest of the stockholders and the Company.

Board’s Role in Risk Oversight

The Board will be actively involved in oversight of risks inherent in the operation of the Company’s businesses and the implementation of its strategic plan. The Board will perform this oversight role by using several different levels of review. In connection with its reviews of the operations of the Company’s business units and corporate functions, the Board will address the primary risks associated with those units and functions. In addition, the Board will review the key risks associated with the Company’s strategic plan annually and periodically throughout the year as part of its consideration of the strategic direction of the Company, as well as reviewing the output of the Company’s risk management process each year.

The Board is expected to delegate to the Audit Committee oversight of the Company’s risk management process. Among its duties, the Audit Committee will review with management (1) Company policies with respect to risk assessment and management of risks that may be material to the Company, (2) the Company’s system of disclosure controls and system of internal controls over financial reporting, and (3) the Company’s compliance with legal and regulatory requirements.

Each of the other Board committees will also oversee the management of Company risks that fall within the committee’s areas of responsibility. In performing this function, each committee will have full access to management, as well as the ability to engage advisors, and each committee will report back to the full Board. The Audit Committee will oversee risks related to the Company’s financial statements, the financial reporting process, other financial matters, certain compliance issues and accounting and legal matters. The Audit Committee, along with the Corporate Responsibility and Governance Committee, will also be responsible for reviewing certain major legislative and regulatory developments that could materially impact the Company’s contingent liabilities and risks. The Corporate Responsibility and Governance Committee will also oversee risks related to the Company’s governance structure and processes, related person transactions, certain compliance issues and Board and committee structure to ensure appropriate oversight of risk. The Compensation Committee will consider risks related to the attraction and retention of key management and employees and risks relating to the design of compensation programs and arrangements, as well as developmental and succession planning for possible successors to the position of chief executive officer and planning for other key senior management positions.

Communications with the Board of Directors

The Board will establish procedures for stockholders and other interested parties to communicate with the Board. A stockholder or other interested party may contact the Board by writing to the chairman of the Corporate Responsibility and Governance Committee or the other non-management members of the Board to their attention at the Company’s principal executive offices at 35 West Wacker Drive, Chicago, IL 60601. Any stockholder must include the number of shares of the Company’s common stock he or she holds and any interested party must detail his or her relationship with the Company in any communication to the Board. Communications received in writing will be distributed to the chairman of the Corporate Responsibility and Governance Committee or non-management directors of the Board as a group, as appropriate, unless such communications are considered, in the reasonable judgment of the Company’s Secretary, improper for submission to the intended recipient(s). Examples of communications that would be considered improper for submission include, without limitation, client complaints, solicitations, communications that do not relate directly or indirectly to the Company or the Company’s business or communications that relate to improper or irrelevant topics.

Indemnification of Officer and Directors

Our Certificate of Incorporation will include provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the General Corporation Law of the State of Delaware, or the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (i) any breach of a director’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Our By-laws will provide for indemnification to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or, at the request of the Company, serves or served as a director or officer of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. Our By-laws will also provide that the Company must advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Unless the Board adopts a resolution authorizing such proceeding, or for counterclaims that respond to and negate a claim in a proceeding initiated by others, the Company is not obligated to provide any indemnification, payment or reimbursement of expenses to any person in connection with a proceeding initiated by such person or for proceedings to enforce the rights provided by the indemnification provisions of our By-laws. In addition, we intend to enter into indemnification agreements with each of our executive officers and directors pursuant to which we will agree to indemnify each such executive officer and director to the fullest extent permitted by the DGCL.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

Prior to the Distribution, RRD’s senior management and the Human Resources Committee of the RRD Board, or RRD’s HR Committee, determined our historical compensation strategy. Since the information presented in the compensation tables of this Information Statement relates to the 2015 fiscal year, which ended on December 31, 2015, this Compensation Discussion and Analysis focuses primarily on RRD’s compensation programs and decisions with respect to 2015 and the processes for determining 2015 compensation while we were part of RRD. The historical compensation information, including in particular the information set forth under “—Historical Compensation Information,” may not in all cases be directly relevant to the compensation that these officers will receive from us. In connection with the Distribution, we expect that our Compensation Committee will determine our executive compensation strategy following the Distribution.

This Compensation Discussion and Analysis presents historical information regarding compensation received from RRD in 2015 for the following individuals, or our named executive officers, or NEOs:

•	Daniel N. Leib, who will serve as our chief executive officer, or CEO; and

•	Thomas F. Juhase, who will serve as our chief operating officer, or COO.

RRD Compensation Program Design Prior to the Separation

The following discussion describes the practices and policies implemented by the Human Resources Committee of the RRD Board of Directors (the “RRD HR Committee”) during the year ended December 31, 2015. Our Compensation Committee will review the impact of the Separation and determine all future aspects of Donnelley Financial’s compensation program and make appropriate adjustments.

The executive compensation program at RRD is designed to strike an appropriate balance between aligning stockholder interests, rewarding its executives for strong performance, ensuring long-term RRD success and retaining its key executive talent.

Compensation of executive officers is overseen by the RRD HR Committee, which has engaged Willis Towers Watson Human Resources Consulting (“Willis Towers Watson”) as its executive compensation consultant to provide objective analysis, advice and recommendations on executive pay in connection with the RRD HR Committee’s decision-making process. Key features of RRD’s executive compensation program include:

RRD Compensation Components

•	Base Salary—For RRD named executive officers, the smallest component of the compensation package; set for each executive based on level of responsibility in the organization, individual skills, performance, experience and market and peer group data

•	Annual Incentive Plan (“AIP”)—Annual cash bonus plan that requires the achievement of a meaningful financial threshold (Non-GAAP adjusted EBITDA, which is defined as net earnings attributable to RRD common shareholders adjusted for income attributable to non-controlling interests, income taxes, interest expense, investment and other income, depreciation and amortization, restructurings and impairments, acquisition-related expenses and certain other charges or credits) and individual performance objectives; the financial target is set by the RRD HR Committee at the beginning of the year following the presentation of the annual operating budget to the Board of Directors and is disclosed as an exhibit to RRD’s Annual Report on Form 10-K

•	Long-Term Incentive Program (“LTIP”)—Predominantly equity-based program, thereby ensuring alignment with stockholders; consists of performance share units (“PSUs”) which require the achievement of a financial threshold (Cumulative Free Cash Flow for the three-year period 2015–2017, modified for organic revenue growth) before any shares are earned, and restricted stock units (“RSUs”)

•	Overall compensation levels for RRD named executive officers targeted at market and peer group target medians, with a range of opportunity to reward strong performance and withhold rewards when objectives are not achieved

•	Stock ownership requirements for executives to further strengthen the alignment of executive and stockholder interests; the stock holdings for all of RRD’s executive officers currently exceed their respective guidelines

Best Practices

•	RRD has a policy that restricts the ability to enter into future severance arrangements with executive officers that provide for benefits in an amount that exceeds 2.99 times the executive officer’s then current base salary and target bonus, unless such future severance arrangement receives stockholder approval; the RRD HR Committee has determined that any future agreements will not include any gross-up for excise taxes

•	To maintain RRD’s pay for performance orientation, PSUs were granted in 2015 and represent 50% of the total long-term equity awards for Mr. Leib; for 2015, the PSUs were tied to RRD performance over the three-year period based on cumulative free cash flow targets and an organic revenue growth modifier set by the RRD HR Committee after discussion with management regarding forecasted performance

•	Equity plans do not permit option repricing or option grants below fair market value

•	RRD does not provide tax gross-ups on any supplemental benefits or perquisites

•	RRD policy prohibits employees, directors and certain of their family members from pledging, short sales, trading in publicly traded options, puts or calls, hedging or similar transactions with respect to RRD stock

•	RRD targets total compensation for named executive officers at the 50th percentile of peer group target compensation, but will increase or decrease amounts based on RRD performance, individual performance and market survey data.

•	RRD does not pay or accrue dividends on PSUs or RSUs

•	Limited perquisites provided to executive officers

•	Clawback policy covering all executive officers adopted in 2014

•	The RRD HR Committee hired Willis Towers Watson as its executive compensation consultant because of their years of experience and expertise as well as their previous work with the RRD HR Committee on the full scale evaluation of all the executive compensation programs at RRD

•	Stock ownership guidelines at Executive Vice President level and above

Operating Highlights

RRD produced solid results in 2015:

•	Organic revenue, defined as sales performance adjusted for acquisitions, dispositions, the impact of changes in foreign exchange rates and pass-through paper sales, decreased reflecting a soft demand environment

•	Non-GAAP adjusted EBITDA margin of 10.7%, about flat to prior year, reflected the benefits of tight cost control throughout the RRD organization

•	Cash flow from operations of $652 million represented strong performance

•	Capital expenditures of $207.6 million

Planned Transactions for RRD

On August 4, 2015, RRD announced its intention to enter into the Separation, as described above. These transactions are subject to certain conditions, including, among others, obtaining final approval from the RRD Board, receipt of a favorable opinion and/or rulings from the Internal Revenue Service with respect to the tax-free nature of the transactions for U.S. federal income tax purposes and the effectiveness of this Form 10 filing with the SEC.

RRD recognizes the need for its compensation programs to be appropriately modified to take into account the transactions. As such, the RRD HR Committee has established the guiding principle to keep the overall construct of RRD’s 2016 compensation programs as straightforward as possible, with a focus on simplicity and consistency. As RRD looks forward to 2016 compensation decisions, the RRD HR Committee will give consideration to the following factors:

•	Any salary adjustments will be reviewed in consideration of the Separation and Distribution

•	The 2016 incentive plans will be simple in construct, which will allow RRD to maintain focus on the key financial metrics important to RRD (with an emphasis on metrics that are familiar to the management team) as well as retention

•	Outstanding equity incentives granted in previous years, will be converted to equity in the post-split entities, as appropriate

In 2016, to maintain focus on the work to be done for the spin transactions, the RRD HR Committee implemented a spin cost reduction plan which awards a bonus to certain RRD named executive officers (other than the CEO) in the amount of 1x salary payable if the total costs incurred by RRD in connection with the spin transaction (excluding debt and financing costs) do not exceed a threshold amount.

In addition to the matters requested of the RRD HR Committee’s compensation consultant (see “—Role of the RRD Compensation Consultant”), the RRD HR Committee requested its compensation consultant, Willis Towers Watson, conduct a special review of decisions that will need to be made over the course of 2016, with regard to the spin transactions described above. The RRD HR Committee intends to consider the recommendations of Willis Towers Watson in making further determination with respect to the effect of the transaction.

2015 RRD Compensation Decisions

The following discussion outlines the decisions and elements of the 2015 RRD compensation program as applicable to the RRD named executive officers. However, Mr. Juhase was not a named executive officer of RRD in 2015, and this discussion of the 2015 RRD compensation program is not relevant to his compensation in all cases. See “—2015 Compensation for Thomas F. Juhase” for a description of the RRD compensation program as applicable to Mr. Juhase.

Base Salaries

In 2015, the RRD HR Committee approved an increase to the CEO’s salary of 20%, reflecting an adjustment to bring Mr. Quinlan into the desired competitive positioning relative to market. Mr. Quinlan had not received a base salary increase since 2008. The RRD HR Committee also approved an 11% salary increase for the EVP, General Counsel, reflecting an adjustment to also bring Ms. Bettman into the desired competitive positioning relative to market. The RRD HR Committee provided no base salary increases to any other RRD named executive officer in 2015.

Annual Incentive Plan

The RRD HR Committee reviewed the 2015 results and RRD’s performance against the Non-GAAP adjusted EBITDA goal established for the AIP. As a result, and consistent with RRD’s pay for performance philosophy, the RRD HR Committee confirmed the AIP payout earned under the scale established for the 2015 AIP at 18.9% of target levels. See “—RRD Annual Incentive Plan.”

Long-Term Incentive Program

With respect to 2015 compensation decisions, the RRD HR Committee had a series of discussions regarding the most appropriate way to motivate and retain its executives while still maintaining a continued focus on producing strong operating results. The RRD HR Committee also believed it was important to continue to use equity vehicles to provide alignment with stockholders, to emphasize long-term performance and to ensure continuity of senior leadership, therefore, the 2015 RRD Long-Term Incentive Program consisted of two key components: PSUs and RSUs.

•	PSUs granted at a weighting of 50% of the total long-term equity award to the RRD named executive officers in 2015

•	RSUs were granted at a weighting of 50% of the long-term equity award to all RRD named executive officers. Additionally, RSU and PSU awards were made to a smaller, more targeted population below RRD’s named executive officers, including Mr. Juhase

In previous years, the RRD HR Committee felt it was important to enhance the value of the long-term incentive program for the RRD named executive officers. Driven by the concerns of some large stockholders over the dilution of RRD stock, special long-term incentive cash awards were granted to certain of RRD’s named executive officers (other than the CEO) and executive officers, including Mr. Leib and Mr. Juhase. While no such awards were granted in 2015, awards from prior years vested in 2015 and will continue to vest in 2016 and 2017.

RRD Stockholder Outreach

During the course of 2015/2016, RRD continued its practice of engaging with stockholders about various corporate governance topics including executive compensation. Meetings were held with significant institutional investors, to, among other things, gather additional feedback on RRD’s compensation programs. Based on such meetings and meetings held in prior years, RRD restructured its LTI program to decrease dilution by providing for cash only awards under the LTIP for employees below the EVP/President level.

RRD received a 75.25% vote in support of its executive compensation program in the 2015 Say-on-Pay advisory vote (the “Advisory Vote”), and a 95.32% vote in support in the 2016 Say-on-Pay advisory vote. The feedback received from RRD investors and the results of the Advisory Vote were taken into consideration by the RRD HR Committee in the review and administration of its program throughout the year and in the full scale evaluation of executive compensation that was conducted in 2015. RRD believes the 2015 compensation decisions and the overall executive compensation program are tailored to RRD’s business strategies, align pay with performance, and take into account feedback received from investors. RRD will continue to engage with stockholders regarding its executive compensation program as well as other governance matters.

RRD’s Guiding Principles

RRD’s executive compensation programs have been designed to provide a total compensation package that will enable RRD to attract, retain and motivate executives.

In designing its executive compensation program, RRD is guided by five principles:

•	Establish target compensation levels that are competitive within the industries and the markets in which it competes for executive talent;

•	Structure compensation so that RRD’s executives share in RRD’s short- and long-term successes and challenges by varying compensation from target levels based upon business and individual performance;

•	Link pay to performance by making a substantial percentage of total executive compensation variable, or “at risk,” through annual incentive compensation and the granting of long-term incentive awards;

•	Base a substantial portion of each RRD named executive officer’s long-term incentive award on performance measures while maintaining a meaningful portion that vests over time and is therefore focused on the retention of its top talent; and

•	Align a significant portion of executive pay with RRD stockholder interests through equity awards and stock ownership requirements.

The 2015 RRD Compensation Program

The key components of RRD’s 2015 compensation program for named executive officers are: base salary, annual incentive awards, long-term incentive awards, benefits and minimal perquisites.

The RRD HR Committee annually reviews (i) RRD’s executive compensation program to determine how well actual compensation targets and levels meet RRD’s overall philosophy and (ii) RRD’s executive compensation with regard to both its peer group and market data. The primary focus of this process is on industrial companies of generally similar or larger size, complexity and scope rather than companies only in RRD’s industry, since RRD is significantly larger than all of its direct competitors and the markets for talent are necessarily broader.

In 2015, Willis Towers Watson completed a thorough review of the compensation peer group at the request of the RRD HR Committee. As a result of this analysis, several changes were made to the peer group to enhance its alignment with RRD from the standpoint of industry and talent competitors. The resulting group, approved in 2015, reflects 27 companies, with median revenues of approximately $10.5 billion (compared to RRD revenue of $11.3 billion); the 2015 peer companies have revenues between  1⁄3x and 3x those of RRD. These companies are: International Paper Company, Automatic Data Processing, Inc., Fidelity National Information Services, Inc.,

Danaher Corp., Huntsman Corporation, Avery Dennison Corporation, Xerox Corporation, The Sherwin-Williams Company, Ashland Inc., WPP plc, Air Products & Chemicals Inc., Packaging Corporation of America, PPG Industries, Inc., WestRock Company Quad/Graphics, Inc., Genuine Parts Company Crown Holdings Inc., Graphic Packaging Holding Company, CH Robinson Worldwide Inc., Ball Corporation, Adobe Systems Incorporated, Parker-Hannifin Corporation, Praxair Inc., Sealed Air Corporation, Owens-Illinois, Inc., Pitney Bowes Inc.

Based on the assessment of both peer group and market data, each year the RRD HR Committee determines whether the overall executive compensation program is consistent with RRD’s business strategy and objectives and promotes RRD’s compensation philosophy. In general, compensation levels for RRD named executive officers are targeted at the 50th percentile of target market and peer group data. Peer group data are supplemented with market survey data from the Mercer Executive Survey and the Willis Towers Watson CDB General Industry Executive Compensation Survey. This 50th percentile target level provides a total competitive anchor point for RRD’s program. Actual compensation levels can vary up or down from targeted levels based on the performance of both the RRD and the individual.

The compensation program for RRD named executive officers and other key executives is primarily focused on incentive compensation. In addition, the heaviest weighting is on long-term incentive compensation.

The guiding principles and structure of the program are applied consistently to all RRD named executive officers. Any differences in compensation levels that exist among RRD named executive officers are primarily due to differences in market practices for similar positions, the responsibility, scope and complexity of the officer’s role in RRD, factors related to a newly hired or promoted named executive officer and/or the performance of individual named executive officers.

Base Salary

Base salary is designed to compensate the executives for their roles and responsibilities at RRD and, in addition, to provide a stable and fixed level of compensation. Base salaries for each named executive officer are set considering:

•	each executive’s role and responsibilities at the time he or she joined RRD or the agreements were negotiated;

•	the skills and future potential of the individual with RRD; and

•	salary levels for similar positions in RRD’s target survey market data and peer group data.

Annually, the RRD HR Committee reviews the base salaries of each RRD named executive officer. Adjustments are made based on individual performance, changes in roles and responsibilities and target market and peer group data for similar positions. Salaries are targeted at the 50th percentile of target for similar positions in both the market and peer group.

In general, base salary is the smallest component of the overall compensation package, assuming that RRD is achieving or exceeding targeted performance levels for its incentive programs. On average, it currently represents 21% of the total target compensation package for RRD named executive officers. This is consistent with RRD’s philosophy to have a higher weighting of variable compensation versus fixed compensation. After consideration of all the above factors, including market practices, peer group and market survey data, in 2015 the RRD HR Committee approved base salary increases for the CEO and EVP, General Counsel. See “—2015 RRD Compensation Decisions”.

RRD Annual Incentive Plan

RRD provides annual incentive awards under the AIP in the form of cash. These short-term cash incentives are designed to reward achievement against specific, pre-set financial goals and individual performance objectives measured over the fiscal year for which compensation is paid. AIP targets for four RRD named executive officers, including Mr. Leib, are 150% of base salary. Assuming performance is on target, these awards currently represent between 18% and 26% of the total target compensation package for the CEO and the COO, respectively, and an average of 32% of the total target compensation package for certain of the other RRD named executive officers (including Mr. Leib).

In 2014, at the request of the RRD HR Committee, Willis Towers Watson conducted a full scale evaluation of all the executive compensation programs at RRD. As an outcome of this evaluation, in order to more closely reflect the market norms in annual incentive plans, changes were made to the 2015 AIP structure. The 2015 performance-payout curve was structured as follows:

•	Payout starts at 90% of the corporate financial target performance, with a corresponding threshold payout of 10% of bonus target percentage

•	Payouts scale upward from 10% to 100% of target, with the corporate financial target needing to be attained to fund at 100%

•	Performance at 110% of the corporate AIP financial target results in an AIP payout at 150%

For 2015, the AIP structure was established in a fashion that recognizes the importance in achieving earnings levels for the business. 2015 RRD performance was measured using Non-GAAP adjusted EBITDA. The Non-GAAP adjusted EBITDA target for 2015 was set at $1,221 million. This performance level was set by the RRD HR Committee at the beginning of the year after thorough discussion with RRD management regarding RRD’s forecasted performance.

Awards to the RRD named executive officers are based not only on performance against the corporate financial target as described above, but also on each executive’s performance against specific individual objectives. Specific individual objectives for the RRD named executive officers, excluding the CEO, were reviewed and approved by the CEO, and can vary from year-to-year depending upon key business objectives and areas of emphasis for each executive. The specific individual objectives for the CEO were reviewed and approved by the RRD HR Committee. If the financial performance target or targets for the year are achieved, each executive may receive a bonus up to the maximum amount established by the AIP and any individual objectives, modified (downward only) by achievement levels on individual objectives. If the AIP financial target is not met, no payout will occur under AIP regardless of achievement level of individual objectives.

The RRD CEO has a discussion with the RRD HR Committee on the payouts for the other RRD named executive officers, including a discussion on performance against individual objectives. Final bonus determinations for these executives (with input from the CEO) as well as that for the CEO are based on the RRD HR Committee’s overall view of each RRD named executive officer’s performance against their individual objectives.

Given marketplace dynamics and the possibility of unforeseen developments, the RRD HR Committee has discretionary authority to increase or decrease the amount of the award otherwise payable if it determines prior to the end of the plan year that an adjustment is appropriate to better reflect the actual performance of RRD and/or the participant; provided, however, the RRD HR Committee may not increase the amount of the award payable to a person who is a “covered employee” as defined in Section 162(m), to an amount in excess of the amount earned under the 2012 RRD Performance Incentive Plan (the “RRD PIP”). The RRD HR Committee has discretionary authority to decrease the amount of the award otherwise payable at any time for any person designated as an executive officer of RRD for purposes of Section 16, including after the end of the plan year. Additionally, the RRD HR Committee has discretionary authority to reduce the amount of the award otherwise payable if it determines that any participant engaged in misconduct.

2015 RRD Results

The industry continues to face difficult economic challenges. Technological changes, electronic substitution, postal costs, advertising and consumer spending as well as volatility, sustainability and consolidation related to raw materials all impact RRD’s overall operating results. As a result of these market trends, the RRD HR Committee believed that the 2015 Non-GAAP adjusted EBITDA target for the AIP, which was set in February 2015, was appropriate.

The RRD HR Committee reviewed RRD’s performance against the non-GAAP adjusted EBITDA goal of $1,221 million described earlier. RRD achieved a Non-GAAP adjusted EBITDA of $1,202.7 million which resulted in a payout level of 18.9% of each RRD named executive officer’s target. In addition to the EBITDA goal, all RRD named executive officers additionally had individual objectives and based on the RRD HR Committee’s review of those objectives, the RRD HR Committee determined all objectives were met and that the formulaic payout, given the level of Non-GAAP pre-incentive EBITDA results, of 18.9% was earned.

Long-Term Incentive Program

Overview

RRD’s Long-Term Incentive Program links RRD performance and stockholder value to the total compensation for RRD named executive officers. Long-term awards are key components of RRD’s ability to attract and retain its named executive officers. The annualized value of the awards to its named executive officers is intended to be a substantial component of their overall compensation package and total value is targeted at the 50th percentile for similar positions in both market and peer group data. These awards currently represent 70% and 57% of the total compensation package for the CEO and the COO respectively, and an average of 44% of the total compensation package for certain of the RRD named executive officers, consistent with RRD’s emphasis on linking executive pay to stockholder value.

For 2015, the RRD Long-Term Incentive Program consisted of two key components:

•	Performance Share Units

•	Based on the achievement of pre-set financial targets over a period of three years; units are cliff vested

•	Awards may be settled in cash, shares or a combination thereof as determined by the RRD HR Committee, however, generally settled in shares

•	Do not accrue dividends on unvested units

•	Restricted Stock Units

•	Equivalent in value to one share of RRD’s common stock and are settled in stock

•	Grants cliff vest at the end of three years, previous grants vested in equal amounts over four years

•	Do not accrue dividends on unvested units

Specific Program for 2015

The RRD stockholder-approved incentive plans allow for the RRD HR Committee to grant performance share units, restricted stock, restricted stock units, stock options and cash awards to any eligible employee. In addition, the RRD PIP permits delegation of the RRD HR Committee’s authority to grant equity to employees other than RRD named executive officers in certain circumstances and the RRD HR Committee has delegated such authority to the CEO over a small number of equity/cash awards to non-executive officers.

The RRD HR Committee believed it was important to continue to use equity vehicles to provide alignment with stockholders and to continue to emphasize long-term performance by again granting performance share units for all RRD named executive officers. The PSUs granted in 2015 will be earned based on RRD’s performance for fiscal years 2015-2017 relative to specific levels of cumulative free cash flow (defined as cash flow from continuing operations less capital expenditures over the three-year period) with a modifier (+/- 10%) for organic revenue growth in certain businesses over the years ended December 31, 2015, 2016 and 2017. The financial targets were intended to be challenging yet achievable. The RRD HR Committee considered business challenges and top line and core operating performance when setting these targets.

The payout scale for PSUs is based on cumulative free cash flow (“FCF”), and can be modified upward or downward depending on organic revenue growth:

•	A minimum cumulative FCF threshold that must be achieved in order for any PSUs to vest and be paid; performance below 75% of target achievement warrants no payout

•	At 75% achievement of the FCF target, the payout factor is 50% of the target PSUs Payout scales linearly, from 50% PSU payout to a target PSU payout factor of 100%; for each 5% increase in percentage of target achieved, payout level increases by 10%

•	At 110% achievement or above of the FCF target, the payout factor is 150% of the target PSUs

•	Additionally, the payout factor for PSUs (from 50% to 150% of target PSUs) may be adjusted upward or downward by 10% (to a maximum of 150%), based on the achievement of three-year organic revenue growth in 8 platforms in total, relative to plan goals. This organic revenue growth adjustment will be -10% for declining growth; no adjustment will be made for compound annual growth between 0% and 2% over the 2015-2017 performance period; the adjustment will be +10% for compound annual growth of over 2% over the 2015-2017 performance period

In addition to PSUs, the RRD HR Committee also granted RSUs to the RRD named executive officers. PSUs and RSUs were granted in a 50/50 split. In previous years, the RRD HR Committee felt it was important to enhance the retention value of the long-term incentive program for the RRD named executive officers. Special long-term incentive cash awards were granted to certain of the RRD named executive officers and executive officers, including Mr. Leib and Mr. Juhase. While no such awards have been granted in 2015, awards from prior years vested in 2015 and will continue to vest in 2016 and 2017.

RRD Benefit Programs

RRD benefit programs are established based upon an assessment of competitive market factors and a determination of what is needed to retain high-caliber executives. RRD’s primary benefits for executives include participation in RRD’s broad-based plans at the same intended benefit levels as other employees. These plans include: retirement plans, savings plans, RRD’s health and dental plans and various insurance plans, including disability and life insurance.

RRD also provides certain executives, including the RRD named executive officers, the following benefits:

•	Supplemental Retirement: RRD provides a supplemental retirement plan to eligible executives described under “—RRD Pension Benefits.” This supplemental plan takes into account compensation above limits imposed by the tax laws and is similar to programs found at many of the companies we compete with for talent. This benefit is available to all highly paid executives, including RRD’s named executive officers. Approximately 1,368 (active and inactive) employees are covered by this plan. Because RRD froze the Qualified Retirement Plans as of December 31, 2011, generally, no additional benefits will accrue under such plans or the related Supplemental Retirement Plan.

•	Supplemental Insurance: Additional life and disability insurance is provided for certain of the RRD named executive officers, enhancing the value of RRD’s overall compensation program. The premium cost for these additional benefits is included as taxable income for the RRD named executive officers and there is no tax gross up on this benefit.

•	Deferred Compensation Plan: RRD provides executives the opportunity to defer receiving income and therefore defer taxation on that income, until either a number of years chosen by the executive or termination of employment. Deferral programs are very common in the marketplace and add to the attractiveness of RRD’s overall compensation program. RRD’s deferred compensation plan is described under “—RRD Nonqualified Deferred Compensation Plans.”

•	Financial Counseling: RRD pays for financial counseling services to provide certain RRD named executive officers, including Mr. Leib, with access to an independent financial advisor of their choice. The cost of these services, if utilized, is included as taxable income for the RRD named executive officer and there is no tax gross up on this benefit.

•	Automobile Program: Certain RRD named executive officers, including Mr. Leib, are provided with a monthly automobile allowance. This benefit provides eligible executives with an opportunity to use their car for both business and personal use in an efficient manner.

•	RRD Airplane: RRD has a fractional ownership interest in a private plane. In 2015, any personal use of the plane was de minimis as described under “—Historical Compensation Information—Summary Compensation Table.”

2015 RRD Compensation for Thomas F. Juhase

Mr. Juhase was not a named executive officer of RRD in 2015, and the preceding discussion of the 2015 RRD Compensation Program in this information statement is therefore not applicable to his compensation in all cases. Many decisions regarding Mr. Juhase’s compensation were made by his manager, Daniel L. Knotts, RRD’s Chief Operating Officer, as described below.

Mr. Juhase’s 2015 compensation is comprised of base salary, an annual incentive award under the RRD AIP, long-term incentive awards and benefits. In addition, Mr. Juhase is able to use certain country clubs at which RRD has a business purpose membership for his personal use but to the extent that there is an incremental cost to RRD, Mr. Juhase reimburses RRD for such personal use. As the President of Financial, Global Outsourcing and Document Solutions at RRD, Mr. Juhase’s base salary is reviewed annually by Mr. Knotts with regard to his performance, responsibilities and salary levels for similar positions at RRD. About half of Mr. Juhase’s total compensation received in 2015 was his base salary. Mr. Juhase’s base salary was not increased in 2015.

Under the AIP, Mr. Juhase works with Mr. Knotts to develop his individual performance objectives. The same corporate financial target set by the RRD HR Committee at the beginning of the year is applicable to Mr. Juhase. Mr. Juhase’s AIP target is 100% of his base salary and he received an AIP payout of 16.5% of base salary in 2015, based on the corporate financial determination certified by the RRD HR Committee and Mr. Knotts’ determination regarding the achievement of his individual performance goals. A special long-term incentive cash award was granted to certain of the RRD named executive officers and executive officers, including Mr. Leib and Mr. Juhase. While no such awards were granted in 2015, awards from prior years vested in 2015 and will continue to vest in 2016 and 2017.

About half of Mr. Juhase’s total 2015 compensation was composed of long-term incentive compensation, including RSUs and PSUs. Those long-term incentives were 75% of RSUs, with the other 25% in the form of PSUs. The same payout scale as described above in “—Specific Program for 2015” for the RRD named executive officers applies to Mr. Juhase’s PSUs. Mr. Knotts recommended the number of RSUs and PSUs earned by Mr. Juhase for 2015, and the grants were approved by the RRD HR Committee.

Mr. Juhase also participates in the RRD Qualified Retirement Plans and RRD SERP described under “—RRD Pension Benefits.” In addition, he was able to defer compensation in the Financial Business Unit Deferred Compensation Plan, and has a balance from compensation deferred in the Legacy Financial Business Unit Deferred Compensation Plan, as described under “—RRD Nonqualified Deferred Compensation.”

RRD Stock Ownership Guidelines

The RRD HR Committee has established stock ownership guidelines at the Executive Vice President level, or any such other title more senior than a Senior Vice President. These guidelines are designed to encourage RRD’s executives to have a meaningful equity ownership in RRD, and thereby link their interests with those of its stockholders. These stock ownership guidelines provide that, within three years of becoming an executive, each executive must own (by way of shares owned outright, shares owned through RRD’s 401(k) plans and shares of unvested restricted stock and unvested restricted stock units, but not including unexercised stock options or performance share units) shares of RRD common stock with a value of either one times base salary for EVP (or any such title more senior than a Senior Vice President, which includes Mr. Juhase), three times base salary for the RRD named executive officers other than the CEO, or five times base salary for the CEO. In the event an officer does not achieve or make progress toward the required stock ownership level, the RRD HR Committee has the discretion to take appropriate action. As of March 2016, all of the RRD named executive officers and Mr. Juhase had met or exceeded their ownership guidelines.

RRD Post-Termination Benefits

The RRD HR Committee believes that severance benefits and change of control benefits are necessary in order to attract and retain the caliber and quality of executives that RRD needs in its most senior positions. These benefits are particularly important in an industry undergoing consolidation, providing for continuity of senior management and helping executives focus on results and strategic initiatives. The levels of payments and benefits available upon termination were set to be comparable to those in RRD’s peer group.

Each of the RRD named executive officers has an agreement that provides for severance payments and benefits if termination occurs without “cause” or if the executive leaves for “good reason.” Mr. Juhase’s employment agreement is silent regarding a termination for “good reason.” There is also additional compensation provided for the CEO and COO in circumstances following such termination after a “Change in Control,” as defined in the agreements (within a specified period of time following the Change in Control). Payment of such compensation however, does require a “double trigger” (requiring both a Change in Control and the termination of the executive as defined in the agreement) to trigger cash severance payments.

RRD has adopted a policy that limits the ability to enter into a future severance arrangement with an executive officer that provides for benefits in an amount that exceeds 2.99 times the executive officer’s then current base salary and target bonus, unless such future severance arrangement receives stockholder approval. In addition, future agreements will also not provide for the gross-up of excise taxes in the event of a Change in Control.

Additional information regarding severance and change in control payments, including a definition of key terms and a quantification of benefits that would have been received by the RRD named executive officers had termination occurred on December 31, 2015, is found under “—Potential Payments upon Termination or Change in Control.”

Tax Deductibility Policy

The RRD HR Committee considers the deductibility of compensation for federal income tax purposes in the design of RRD’s programs. While RRD generally seeks to maintain the deductibility of the incentive compensation paid to its named executive officers, the RRD HR Committee retains the flexibility necessary to provide cash and equity compensation in line with competitive practice, its compensation philosophy, and the best interests of RRD stockholders even if these amounts are not fully tax deductible.

The annual incentive plan award pool is based on Non-GAAP adjusted EBITDA and establishes a multiplier for each RRD named executive officer (for the President/CEO and COO, 5x base salary; and for the other RRD named executive officers, including Mr. Leib, 3x base salary) for tax deductibility purposes under IRS Section 162(m). These award pools are the absolute maximum limitations on the dollar value of awards earned. The RRD HR Committee can then exercise negative discretion to reduce the amount of the AIP award for each RRD named executive officer and determine the actual annual cash incentive payouts, guided by its consideration of the performance of RRD against the financial threshold (for 2015, Non-GAAP EBITDA) and individual performance objectives.

Operation of the RRD Human Resources Committee

The RRD HR Committee of the RRD Board of Directors establishes and monitors RRD’s overall compensation strategy to ensure that executive compensation supports the business objectives and specifically establishes the compensation of the CEO, other senior officers and key management employees. The RRD HR Committee does not administer the employee benefit plans, nor does it have direct jurisdiction over them, but does look at the employee benefit plans annually so as to have a better understanding of the overall compensation structure of RRD. In carrying out its responsibilities, the RRD HR Committee, with assistance from its consultant, Willis Towers Watson, reviews and determines the compensation (including salary, annual incentive, long-term incentives and other benefits) of RRD’s executive officers, including all RRD named executive officers. Management, including RRD’s executive officers, develops preliminary recommendations regarding compensation matters with respect to the executive officers other than the Chief Executive Officer for Committee review. The RRD HR Committee then reviews management’s preliminary recommendations and makes final compensation decisions. Willis Towers Watson advises the Committee on the compensation levels of RRD’s executive officers and provides advice related to proposed compensation.

Role of the RRD Compensation Consultant

The RRD HR Committee retained Willis Towers Watson in 2015 as its outside compensation consultant to advise the RRD HR Committee on executive compensation matters. Throughout 2015, Willis Towers Watson regularly attended RRD HR Committee meetings, and reported directly to the RRD HR Committee on matters relating to compensation for the executive officers.

Willis Towers Watson reports directly to the RRD HR Committee and not to management on executive officer and director compensation matters. The Willis Towers Watson teams that provide health and welfare consulting services to RRD are separate from the Willis Towers Watson team that provides executive and director compensation consulting services.

During 2015, the RRD HR Committee requested that Willis Towers Watson:

•	Conduct an analysis of compensation for RRD named executive officers and assess how target and actual compensation aligned with RRD’s philosophy and objectives;

•	Develop recommendations for the RRD HR Committee on the size and structure of long-term incentive awards for RRD’s executive officers;

•	Assist the RRD HR Committee in the review of RRD’s 2016 proxy CD&A and related executive compensation disclosure;

•	Assist in the calculation of estimated IRC 280G parachute values for RRD named executive officers and estimated benefits arising from various termination scenarios;

•	Assist in defining the composition of its compensation peer group;

•	Compare RRD’s share usage and equity dilution to that of its peer group;

•	Review compensation plans (particularly incentives) for risk;

•	Assist the RRD HR Committee in the review of tally sheets; and

•	Provide the RRD HR Committee ongoing advice and counsel on market compensation trends and legislative and regulatory changes and their impact on RRD’s executive compensation programs.

The RRD HR Committee anticipates Willis Towers Watson will continue to support RRD in a similar capacity as in 2015. In addition to the items noted above, RRD anticipates that Willis Towers Watson will assist RRD at the request of the RRD HR Committee, as RRD considers the many compensation program changes and transitions that will need to occur as a result of creating three independent public companies. Our Compensation Committee is expected to engage a compensation consultant to assist our Compensation Committee in making compensation decisions in the future.

While Willis Towers Watson provides additional services to RRD (not under the direction of the RRD HR Committee), these services have all been approved by the RRD HR Committee. The Committee reviewed the work and services provided by Willis Towers Watson and it has determined that (1) these services were provided on an independent basis and (2) no conflicts of interest exist. Factors considered by the RRD HR Committee in its assessment include:

1.	Other services provided to RRD by Willis Towers Watson

2.	Fees paid by RRD as a percentage of Willis Towers Watson’s total revenue

3.	Willis Towers Watson’s policies and procedures that are designed to prevent a conflict of interest and maintain independence between the personnel who provide HR services and those who provide these other services

4.	Any business or personal relationships between individual consultants involved in the engagement and RRD HR Committee members

5.	Whether any RRD stock is owned by individual consultants involved in the engagement

6.	Any business or personal relationships between RRD’s executive officers and Willis Towers Watson or the individual consultants involved in the engagement

Risk Assessment

The RRD HR Committee, with the assistance of Willis Towers Watson, has reviewed and evaluated RRD’s executive and employee compensation practices and has concluded, based on this review, that any risks associated with such practices are not likely to have a material adverse effect on RRD. The determination primarily took into account the balance of cash and equity payouts, the balance of annual and long term incentives, the type of performance metrics used, incentive plan payout leverage, possibility that the plan designs could be structured in ways that might encourage gamesmanship, avoidance of uncapped rewards, multi-year vesting for equity awards, use of stock ownership requirements for senior management and the RRD HR Committee’s oversight of all executive compensation programs.

Role of RRD Management

RRD management, including the CEO, develops preliminary recommendations regarding compensation matters with respect to all RRD named executive officers, other than the CEO, and provides these recommendations to the RRD HR Committee, which makes the final decisions, with advice from Willis Towers Watson, as appropriate. The management team is responsible for the administration of the compensation programs once RRD HR Committee decisions are finalized.

Treatment of RRD Equity Awards in Connection with the Distribution

RRD has granted options to purchase common stock of RRD. In connection with the Distribution, each outstanding RRD option held immediately prior to the Distribution by our executives and employees will be converted as follows. Outstanding options granted in 2007 and 2008 will remain as options to purchase common stock of RRD. Options granted from 2009 to 2012 will be converted into three options: one will be an option to purchase common stock of Donnelley Financial, one will be an option to purchase common stock of RRD and one will be an option to purchase common stock of LSC. The exercise price and number of shares subject to each option will be adjusted pursuant to the formula described in the employee matters section of the Separation and Distribution Agreement in order to preserve the aggregate intrinsic value (that is, the difference between the exercise price of the option and the market price of the shares for which the option may be exercised) of the converted options immediately after the Distribution to be the same as the intrinsic value of the RRD options immediately prior to the Distribution. All other terms and conditions of the options will remain the same. The Donnelley Financial, RRD and LSC options will not be exercisable during a period beginning on a date prior to the Distribution determined by RRD in its discretion and continuing until the exercise prices of the Donnelley Financial, RRD and LSC options are determined after the Distribution.

Outstanding RRD RSU and PSU awards held immediately prior to the Distribution by our executives, employees and directors will be converted as follows. Unvested portions of RSU awards granted in 2013 and 2014 and PSU awards granted in 2014 (with satisfaction of performance conditions determined through a date prior to the Distribution Date to be determined by RRD) will be converted into RSUs of Donnelley Financial, RRD and LSC on the same basis as shares held by RRD stockholders are converted into common stock of Donnelley Financial, RRD and LSC. Such RSUs will be subject to the same terms and conditions (including with respect to vesting) immediately following the Distribution Date as applicable to the corresponding RRD award immediately prior to the Distribution Date, except that awards that were originally RRD PSU awards will only remain subject to time-based vesting for the remainder of the applicable performance period.

RSU awards granted in 2015 and 2016 and PSU awards granted in 2015 (with satisfaction of performance conditions determined through a date prior to the Distribution Date to be determined by RRD) outstanding immediately prior to the Distribution will be converted into (i) Donnelley Financial RSUs if such award is held by a Donnelley Financial employee, (ii) RRD RSUs if such award is held by an RRD employee and (iii) LSC RSUs if such award is held by an LSC employee and shall, in each case, be subject to the same terms and conditions (including with respect to vesting) associated with the original RRD award, except that awards that were originally RRD PSU awards will only remain subject to time-based vesting for the remainder of the applicable performance period. The RRD awards will be converted into awards of Donnelley Financial, RRD and LSC common stock, as applicable, as described in the employee matters section of the Separation and Distribution Agreement in order to preserve the aggregate intrinsic value of the original award, as measured immediately before and immediately after the Distribution.

RSU awards granted to directors on the RRD Board who become directors of Donnelley Financial will be adjusted and converted to RSUs of Donnelley Financial common stock. Such RSUs will be subject to the same terms and conditions (including with respect to vesting and deferral elections) immediately following the Distribution Date as applicable to the corresponding RRD award immediately prior to the Distribution Date.

Treatment of RRD Cash Awards in Connection with the Separation

RRD has granted cash long term incentive and retention awards to executives and employees. In connection with the Distribution, each outstanding RRD cash long term incentive and retention award held immediately prior to the Distribution by our executives and employees will be converted into (i) a Donnelley Financial long term incentive or retention cash award, as applicable, if such award is held by a Donnelley Financial employee, (ii) an RRD long term incentive or retention cash award, as applicable, if such award is held by an RRD employee and (iii) an LSC long term incentive or retention cash award, as applicable, if such award is held by an LSC employee. Each cash long term incentive award will be subject to the same terms and conditions (including with respect to vesting) associated with the original RRD award, as described below.

The 2013 and 2014 cash long term incentive awards vest and become payable in four equal installments over four years. Such awards vest and pay in full if the grantee’s employment is terminated due to death or disability, and continue vesting on the same schedule upon a grantee’s retirement. The 2015 and 2016 cash long term incentive awards vest and become payable in full on March 2, 2018 and March 2, 2019, respectively. Such awards vest and pay in full if the grantee’s employment is terminated due to death or disability, and are forfeited upon a grantee’s retirement. All cash long term incentive awards are forfeited if the grantee’s employment is terminated for any reason except as described above.

The 2013 cash retention awards vest and become payable in full on March 2, 2017, with full vesting if the grantee’s employment is terminated without cause, pro-rated vesting if the grantee’s employment is terminated due to death or disability and continued vesting on the same schedule upon a grantee’s retirement. The 2014 cash retention awards vest and were and will become payable in three equal installments on January 1st of 2015, 2016 and 2017, with full vesting if the grantee’s employment is terminated without cause or due to death or disability and continued vesting on the same schedule upon a grantee’s retirement.

Anticipated Compensation Program Design Following the Separation

Our Compensation Committee has not yet been established and therefore has not established a specific set of objectives or principles for our executive compensation program. In connection with the Separation, RRD’s HR Committee will make certain compensation decisions and take actions regarding our compensation philosophy, principles and program design and following the Distribution, we expect that our Compensation Committee will make additional compensation decisions and actions.

It is anticipated that after the Distribution, our Compensation Committee will establish objectives and principles similar to the objectives and principles that RRD maintained for its compensation program in 2015, as described in this Compensation Discussion and Analysis.

We expect that our executive compensation program following the Distribution will generally include the same elements as RRD’s executive compensation program. In connection with the Distribution, we expect to adopt a performance incentive plan under which various stock-based awards may be granted to our employees and directors. We expect that the terms of the plan will be similar to those of RRD’s performance incentive plan.

We expect to adopt stock ownership guidelines in connection with the Separation similar to those adopted by RRD.

Historical Compensation Information

All of the information set forth in the following table reflects compensation earned during the year ended December 31, 2015, based upon services rendered to RRD by Messrs. Leib and Juhase. The information below is therefore not necessarily indicative of the compensation these individuals will receive as executive officers of Donnelley Financial.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)(1)	Stock Awards ($) (e)(2)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)(4)	All Other Compensation ($) (i)(5)(6)	Total ($) (j)
Daniel N. Leib, Executive Vice President and CFO of RRD	2015	600,000	300,000	1,420,042	—	170,100	—	25,327	2,515,469

Thomas F. Juhase, President of Financial, Global Outsourcing and Document Solutions of RRD	2015	420,000	75,000	302,144	—	69,378	—	1,892	868,414

1	The amounts shown in this column constitute deferred cash awards granted under RRD’s 2012 Performance Incentive Plan (the RRD PIP) in March 2014, of which one-third vested on the first anniversary of the grant date.
2	The amounts shown in this column constitute the aggregate grant date fair value of restricted stock units and performance share units granted during the fiscal year under the RRD PIP. The amounts are valued in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (which we refer to as ASC Topic 718). See Note 17 to the Consolidated Financial Statements included in the RRD Annual Report on Form 10-K for the year ended December 31, 2015 for a discussion of the relevant assumptions used in calculating the fair value pursuant to ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair value of PSUs is based on the probable outcome of the applicable performance conditions which assumes target achievement level is attained. Assuming the highest level of achievement, the maximum value of the PSUs at the grant date would be $1,065,032 for Mr. Leib. Assuming the highest level of achievement, the maximum value of the PSUs at the grant date would be $113,304 for Mr. Juhase. For further information on these awards, see “—Outstanding RRD Equity Awards at Fiscal Year-End” for further information on these awards.
3	The amounts shown in this column constitute payments made under RRD’s Annual Incentive Plan (the RRD AIP), which is a subplan of the RRD PIP. At the outset of each year, RRD’s HR Committee sets performance criteria that are used to determine whether and to what extent the NEOs will receive payments under the RRD AIP. See “—Compensation Discussion and Analysis” for further information on the 2015 payments.
4	The amounts shown in this column include the aggregate of the increase, if any, in actuarial values of each of the named executive officer’s benefits under RRD’s Pension Plans and Supplemental Pension Plans. Mr. Leib had a decrease in actuarial value in 2015 of $13,064. Mr. Juhase had a decrease in actuarial value in 2015 of $63,426.
5	Amounts in this column include the value of the following perquisites provided to each NEO in 2015. Corporate automobile allowance is the amount actually paid to each NEO, as shown in the table below. Personal tax/financial advice is valued at actual amounts paid to each provider of such advice. RRD no longer provides a tax gross-up on these benefits. The incremental cost to RRD of personal use of their aircraft is calculated based on the average variable operating costs of operating the aircraft, including fuel costs and landing fees, trip-related repairs and maintenance, catering and other miscellaneous variable costs. Fixed costs that do not change based on usage, such as pilot salaries, training, utilities, taxes and general repairs and maintenance, are excluded. Mr. Juhase is able to use certain country clubs at which RRD has a business purpose membership for his personal use but to the extent there is an incremental cost to RRD, Mr. Juhase reimburses RRD for such personal use.

Named Executive Officer	Corporate Aircraft Usage ($)	Corporate Automobile Allowance ($)	Club Memberships ($)	Personal Tax/Financial Advice ($)	Tax Gross Up Related to Perquisites ($)
Daniel N. Leib	0	16,800	0	4,928	—
Thomas F. Juhase	0	—	0	—	—

6	Amounts in this column include premiums paid by RRD for group term life insurance and supplemental disability insurance, as shown in the table below. RRD no longer provides a tax gross-up on these benefits.

Named Executive Officer	Supplemental Life Insurance Premium ($)	Supplemental Disability Insurance Premium ($)	Tax Gross Up Related to Insurance ($)
Daniel N. Leib	—	3,599	—
Thomas F. Juhase	—	—	—

Grants of RRD Plan-Based Awards

The table below presents additional information regarding awards granted during the year ended December 31, 2015 under RRD’s plans, including (i) the threshold, target and maximum level of annual cash incentive awards for the NEOs for performance during 2015, as established by RRD’s HR Committee in February 2015 under the RRD AIP and (ii) restricted stock unit and performance share unit awards granted in March 2015 that were awarded to help retain the NEOs and focus on building RRD shareholder value. See “—Treatment of RRD Equity Awards in Connection with the Distribution” for a discussion of the impact of the Distribution on certain of the awards discussed in the following table.

Grants of RRD Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)		All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Maximum (#)
(a)	(b)	(c)	(d)	(e)	(f)	(h)	(i)(3)	(l)(4)
Daniel N. Leib, Executive Vice President and CFO of RRD	—	90,000	900,000	1,800,000	—	—	—	—
	3/2/15	—	—	—	21,220	63,660	—	710,021
	3/2/15	—	—	—	—	—	42,440	710,021
Thomas F. Juhase, President of Financial, Global Outsourcing and Document Solutions of RRD	—	63,000	420,000	420,000	—	—	—	—
	3/2/15	—	—	—	2,258	6,773	—	75,536
	3/2/15	—	—	—	—	—	13,545	226,608

1	In each case, the amount actually earned by each NEO is reported as Non-Equity Incentive Plan Compensation under “—Summary Compensation Table”. See Compensation Discussion and Analysis beginning on page 26 of RRD’s 2016 proxy statement for further information on these payments.
2	Consists of performance share units awarded under the RRD PIP. Each PSU is equivalent to one share of RRD’s common stock on the date of grant. The PSUs are earned for achieving specified cumulative Free Cash Flow targets over a three-year performance period beginning January 1, 2015 and ending December 31, 2017. The minimum target must be reached in order for the holder to be entitled to receive any PSUs. From 50% to up to 150% of the number of PSUs granted may be earned depending upon performance versus specified target levels. After the performance period, the earned PSUs will be paid in stock or cash at the discretion of the RRD HR Committee. If paid in cash, the cash value for each PSU will be equal to the fair market value of one share of RRD’s common stock on the payment date. The PSUs have no dividend or voting rights.
3	Consists of restricted stock units awarded under the RRD PIP. The awards vest in full on the third anniversary of the grant date. The RSUs have no dividend or voting rights and are payable in shares of common stock of RRD upon vesting. If employment terminates by reason of death or disability, the unvested portion of the RSUs shall become fully vested. If employment terminates other than for death or disability, the unvested portion of the RSUs will be forfeited. NEO employment agreements provide for accelerated vesting of equity awards under certain circumstances. See “—Potential Payments Upon Termination or Change in Control” for more information.
4	Grant date fair value with respect to the RSUs and PSUs is determined in accordance with ASC Topic 718. See Note 17 to the Consolidated Financial Statements included in RRD’s Annual Report on Form 10-K for the year ended December 31, 2015 for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair value of the PSUs is calculated based on 100% of PSUs granted.

Outstanding RRD Equity Awards at Fiscal Year-End

The table below shows (i) each grant of stock options of RRD that are unexercised and outstanding and (ii) the aggregate number of unvested RRD restricted stock units and shares of unvested RRD restricted stock outstanding for the NEOs as of December 31, 2015. See “—Treatment of RRD Equity Awards in Connection with the Distribution” for a discussion of the impact of the Distribution on certain of the awards discussed in the following table.

Outstanding RRD Equity Awards at Fiscal Year-End

	Option Awards				Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)(4)

Daniel N. Leib, Executive Vice President and CFO of RRD	—	—	—	—	134,940	1,986,317	82,440	1,213,517
Thomas F. Juhase, President of Financial, Global Outsourcing and Document Solutions of RRD	—	—	—	—	54,295	799,222	4,515	66,461

Note: Multiple awards have been aggregated where the expiration date and the exercise price of the instruments are identical.

1	The following provides information with respect to the vesting of each NEO’s outstanding unvested RRD restricted stock units that are set forth in the above table:

Vesting Date	Daniel N. Leib	Thomas F. Juhase
3/2/2016	46,250	20,250
3/2/2017	36,250	15,250
3/2/2018	52,440	18,795

2	Assumes a closing price per share of RRD of $14.72 on December 31, 2015.
3	Represents PSUs that were granted on March 3, 2014 and March 2, 2015, each assuming target performance achievement. The PSUs are earned for achieving specified cumulative free cash flow targets over a three-year performance period beginning January 1, 2014 through December 31, 2016 and January 1, 2015 through December 31, 2017, respectively. The minimum target must be reached in order for the holder to be entitled to receive any PSUs. From 50% up to 100% of the number of PSUs granted may be earned for the 2014 PSU awards and from 50% up to 150% of the number of PSUs granted may be earned for the 2015 PSU awards, each depending upon performance versus specified target levels. Mr. Juhase was not granted any 2014 PSU awards.
4	Assumes target performance achievement (100% payout of the PSUs granted) and a price per share of RRD of $14.72 on December 31, 2015.

RRD Option Exercises and Stock Vested

The following table shows information regarding the value of RRD options exercised and RRD restricted stock, restricted stock units and performance share units vested during the year ended December 31, 2015. See “—Treatment of RRD Equity Awards in Connection with the Distribution” for a discussion of the impact of the Distribution on certain of the awards discussed in the following table.

RRD Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)(1)	(e)(2)
Daniel N. Leib, Executive Vice President and CFO of RRD	N/A	N/A	87,500	1,515,451
Thomas F. Juhase, President of Financial, Global Outsourcing and Document Solutions of RRD	N/A	N/A	22,250	481,113

1	Represents the vesting of RRD restricted stock, restricted stock units, performance share units and other similar instruments under RRD’s equity plans. For Mr. Leib, the amounts include PSUs granted in 2013 that vested on December 31, 2015 with performance achievement of 100% of target.
2	Value realized on vesting of RRD restricted stock, restricted stock units or performance share units is the fair market value on the date of vesting. Fair market value is based on the closing price as reported by the NASDAQ Stock Market.

Pension Benefits

RRD Pension Benefits

Generally, effective December 31, 2011, RRD froze benefit accruals under all of its then existing federal income tax qualified U.S. defined benefit pension plans (collectively referred to as the RRD Qualified Retirement Plans) that were still open to accruals. Therefore, beginning January 1, 2012, participants generally ceased earning additional benefits under the RRD Qualified Retirement Plans. Thereafter, the RRD Qualified Retirement Plans were merged into one RRD Qualified Retirement Plan and generally no new participants will enter this plan. Before the RRD Qualified Retirement Plans were frozen, accrual rates varied based on age and service. Accruals for the plans were calculated using compensation that generally included salary and annual cash bonus awards. The amount of annual earnings that may be considered in calculating benefits under a qualified pension plan is limited by law. The RRD Qualified Retirement Plan is funded entirely by RRD with contributions made to a trust fund from which the benefits of participants are paid.

The U.S. Internal Revenue Code places limitations on pensions that can be accrued under tax qualified plans. Prior to being frozen, to the extent an employee’s pension would have accrued under one of the RRD Qualified Retirement Plans if it were not for such limitations, the additional benefits were accrued under an unfunded supplemental pension plan (referred to as the RRD SERP). Prior to a change of control of RRD, the RRD SERP is unfunded and provides for payments to be made out of RRD’s general assets. Because RRD froze the RRD Qualified Retirement Plans as of December 31, 2011, generally no additional benefits will accrue under the RRD Qualified Retirement Plan or the related RRD SERP.

Some participants, including those that have a cash balance or pension equity benefit, can elect to receive either a life annuity or a lump sum amount upon termination. Other participants will receive their plan benefit in the form of a life annuity. Under a life annuity benefit, benefits are paid monthly after retirement for the life of the participant or, if the participant is married or chooses an optional benefit form, generally in a reduced amount for the lives of the participant and surviving spouse or other named survivor.

Pension Benefits following the Separation

Prior to the Distribution, we expect to adopt defined benefit pension plans for Donnelley Financial employees following the Distribution that are substantially similar to those maintained by RRD (including with respect to being frozen for future benefit accruals). In connection with the Separation, assets and liabilities of Donnelley Financial allocated employees and former employees will be transferred to, and assumed by, such Donnelley Financial pension plans in accordance with applicable law and as set forth in the employee matters section of the Separation and Distribution Agreement and RRD and LSC pension plans, as applicable, will retain or assume assets and liabilities of RRD and LSC allocated employees and former employees in accordance with applicable law and as set forth in the employee matters section of the Separation and Distribution Agreement.

RRD Pension Benefits

Name (a)	Plan Name (b)	Number of Years Credited Service (#)(c)	Present Value of Accumulated Benefit ($)(d)	Payments During Last Fiscal Year ($)(e)

Daniel N. Leib, Executive Vice President and CFO of RRD	Pension Plan	7	80,817	—
	SERP	7	99,027	—
Thomas F. Juhase, President of Financial, Global Outsourcing and Document Solutions of RRD	Pension Plan	21	332,229	—
	SERP	21	515,607	—

Nonqualified Deferred Compensation

RRD Nonqualified Deferred Compensation Plans

The RRD Nonqualified Deferred Compensation table presents amounts deferred under RRD’s Deferred Compensation Plan, under which participants were able to defer up to 50% of base salary and 90% of annual incentive bonus payments. Deferred amounts are credited with earnings or losses based on the rate of return of mutual funds selected by the executive, which the executive may change at any time. RRD does not, and we will not, make contributions to participants’ accounts under the RRD Deferred Compensation Plan. Distributions generally are paid in a lump sum distribution on the latter of the first day of the year following the year in which the NEO’s employment with RRD terminates or the six-month anniversary of such termination unless the NEO elects that a distribution be made three years after a deferral under certain circumstances.

In addition to participating in the RRD Deferred Compensation Plan, Mr. Juhase also participated in a now-frozen deferred compensation plan that was established for employees in RRD’s Financial Business Unit. The plan was frozen and no additional deferrals were allowed after March 1, 2009. Dollars in the plan are credited with interest only at the annual t-bill rate. Upon Separation from Service from RRD without cause or for retirement, the balance of the participant’s deferred compensation account is distributed within the 60-day period beginning on the second anniversary of the Separation from Service. If the Separation from Service is due to death or disability, the balance of the deferred compensation account is distributed within 60 days of the event.

The table below shows (i) the contributions made by each of the NEOs and RRD during the year ended December 31, 2015, (ii) aggregate earnings on each of the NEO’s account balance during the year ended December 31, 2015 and (iii) the account balance of each NEO as of December 31, 2015. The table also presents amounts deferred under RRD’s Supplemental Executive Retirement Plan (SERP-B).

RRD Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(a)	(b)	(c)	(d)(1)	(e)	(f)
Daniel N. Leib, Executive Vice President and CFO of RRD

Deferred Compensation Plan	—	—	285	—	37,057
Thomas F. Juhase, President of Financial, Global Outsourcing and Document Solutions of RRD
Deferred Compensation Plan	—	—	2,702	—	296,098
Legacy Financial Business Unit Deferred Compensation Plan	—	—	7,584	—	443,432

1	Amounts in this column with respect to RRD Deferred Compensation Plan are not included in the Summary Compensation Table.

Deferred Compensation Benefits following the Separation

Prior to the Distribution, we expect to adopt deferred compensation benefits for Donnelley Financial employees following the Distribution that are substantially similar to those maintained by RRD. Participants’ elections will continue through the end of the 2016 calendar year. Donnelley Financial will determine in its discretion whether it will offer eligible employees the opportunity to make deferrals for 2017 and later years. In addition, Donnelley Financial maintains a number of now-frozen deferred compensation plans, which will remain frozen.

In connection with the Separation, assets and liabilities of Donnelley Financial allocated employees and the assets of certain former Donnelley Financial allocated employees will be transferred to, and assumed by, such Donnelley Financial deferred compensation plans in accordance with applicable law and as set forth in the employee matters section of the Separation and Distribution Agreement. RRD and LSC deferred compensation plans, as applicable, will retain or assume assets and liabilities of RRD and LSC allocated employees and former employees in accordance with applicable law and as set forth in the employee matters section of the Separation and Distribution Agreement.

Potential Payments upon Termination or Change in Control

This section describes the payments that would be received by named executive officers from RRD upon termination of employment with RRD at December 31, 2015. The amount of these payments would have depended upon the circumstances of termination, which include termination by RRD without cause, termination by the executive for good reason, other voluntary termination by the executive, death, disability, or termination following a change in control of RRD.

The information in this section is based upon the employment arrangements in effect for each named executive officer of RRD as in effect as of December 31, 2015. This information is presented to illustrate the payments each of the NEOs would have received from RRD under the various termination scenarios. The consummation of the Separation is not a termination of employment with RRD for these purposes.

RRD has entered into employment agreements with both of the NEOs that provide for payments and other benefits in connection with the officer’s termination for a qualifying event or circumstance and, in Mr. Leib’s agreement, for enhanced payments in connection with such termination after a Change in Control (as defined in the applicable agreement). RRD expects to assign the employment agreements with Mr. Leib and Mr. Juhase to Donnelley Financial. A description of the terms with respect to each of these types of terminations follows.

Termination other than after a Change in Control

The employment agreements for both NEOs provide for payments of certain benefits, as described below, upon termination of employment. The NEO’s rights upon a termination of his employment depend upon the circumstances of the termination. Central to an understanding of the rights of each NEO under the employment agreements is an understanding of the definitions of ‘Cause’ and, in the case of Mr. Leib, ‘Good Reason’ that are used in those agreements. For purposes of the employment agreements:

•	RRD has Cause to terminate Mr. Leib if he has engaged in any of a list of specified activities, including refusing to substantially perform duties consistent with the scope and nature of his position or refusal or failure to attempt in good faith to follow the written direction of RRD’s chief executive officer or the RRD Board, committing an act materially injurious (monetarily or otherwise) to RRD or RRD’s subsidiaries, commission of a felony or other actions specified in the definition.

•	Mr. Leib is said to have Good Reason to terminate his employment (and thereby gain access to the benefits described below) if RRD assigns him duties that represent a material diminution of his duties or responsibilities, reduce his compensation or generally require that his principal office be located other than in or around Chicago, Illinois.

•	RRD has Cause to terminate Mr. Juhase if he has engaged in any of a list of specified activities, including willfully and continually failing to substantially perform duties consistent with the scope and nature of his position or refusal or failure to attempt in good faith to follow the written direction of RRD’s group president, chief executive officer or the RRD Board, willfully committing an act materially injurious (monetarily or otherwise) to RRD or RRD’s subsidiaries, commission of a felony or other actions specified in the definition.

The employment agreements for the NEOs require, as a precondition to the receipt of the payments and benefits described below that he sign a standard form of release in which he waives all claims that he might have against RRD and certain associated individuals and entities. The employment agreements also include noncompete and nonsolicit provisions that would apply for a period of 18 months (in the case of the noncompete and customer nonsolicit provisions) to two years (in the case of the employee nonsolicit provision), as set forth in such NEO’s agreement, following the NEO’s termination of employment. The benefits to be provided to the NEO in each of those situations are described in the tables below, which assume that the termination from RRD had taken place on December 31, 2015.

Termination after a Change in Control

Mr. Leib is not entitled to certain tax gross-ups upon a termination after a Change in Control (as defined in his employment agreement).

As with the severance provisions described above, the rights to which Mr. Leib is entitled under the Change in Control provisions upon a termination of employment are dependent on the circumstances of the termination. The definitions of Cause and Good Reason are the same in this termination scenario as in a termination other than after a Change in Control.

Mr. Juhase’s employment agreement does not provide for different payments or benefits following a change in control.

Potential Payment Obligations Under Employment Agreements upon Termination of Employment of NEO or upon a Change in Control

The following tables set forth RRD’s payment obligations under the employment agreements under the circumstances specified upon a termination of the employment of the NEOs or, for Mr. Leib, upon a Change in Control. The tables do not include payments or benefits that do not discriminate in scope, terms or operation in favor of the NEOs and are generally available to all RRD salaried employees, or pension or deferred compensation payments that are discussed in “—RRD Pension Benefits” and “—RRD Nonqualified Deferred Compensation” in this information statement.

Unless otherwise noted, the descriptions of the payments below are applicable to both of the tables relating to potential payments upon termination, termination after a change in control or after a change in control.

Disability or Death—Both NEOs are entitled to RRD pension benefits upon death or disability according to the terms of the pension plan. Mr. Leib’s employment agreement provides that in the event of disability or death, in addition to payments under the RRD’s disability benefits plan or life insurance program, as applicable and each as available to all salaried employees, he is entitled to benefits paid under a supplemental disability insurance policy or supplemental life insurance policy, as applicable, maintained by RRD for his benefit. Mr. Juhase is entitled to payments under RRD’s disability benefits plan and life insurance program, as applicable, and each as available to all salaried employees. Pursuant to the terms of the RRD AIP, both NEOs are also entitled to their pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid and as available to all salaried employees. Additionally, all unvested RRD equity awards held by both NEOs will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.

Equity Acceleration—Pursuant to the terms of his employment agreement, Mr. Leib is entitled to immediate vesting of all outstanding equity awards in the event of any termination initiated by him for Good Reason or termination initiated by RRD without Cause. Mr. Leib is generally entitled to immediate vesting of all outstanding equity awards upon a Change in Control (as defined in the applicable RRD Performance Incentive Plan) under the terms of such Performance Incentive Plan. PSUs will vest and become payable in accordance with the terms of the applicable award agreements in the event of any termination initiated by Mr. Leib for Good Reason or termination initiated by RRD without Cause or upon a Change in Control. For both NEOs, all unvested equity awards are forfeited in the event of resignation (for Mr. Leib, other than for Good Reason) or termination with Cause. Treatment of equity upon death or disability is discussed above in “Disability or Death.”

Value of accelerated RSUs is the fair market value on the date of termination. Value of accelerated PSUs is the fair market value on the date of determination. Value of accelerated options is determined by subtracting the exercise price from the fair market value on the date of termination. For purposes of the tables, fair market value is the closing price of RRD on December 31, 2015 of $14.72.

Health Care Benefits—The employment agreements generally provide that, after resignation for Good Reason (for Mr. Leib) or termination without Cause, RRD will continue providing medical, dental, and vision coverage to the NEO that the NEO was eligible to receive immediately prior to such termination until the end date of an enumerated period following the NEO’s date of termination. For Mr. Leib, this period is 18 months after such resignation or termination (either before or after a Change in Control of RRD). For Mr. Juhase, this period is 18 months after such termination without Cause. In the event of resignation other than for Good Reason (for Mr. Leib) or termination with Cause, the NEO is entitled to the same benefits as all other employees would be entitled to after termination. Benefits payable upon disability or death are described above in “Disability or Death.”

The tables assume that termination or any Change in Control took place on December 31, 2015.

Mr. Leib, RRD’s executive vice president and chief financial officer, would be entitled to the following:

	Resignation for Good Reason or Termination Without Cause($)		Resignation for other than Good Reason or Termination With Cause($)	Resignation for Good Reason or Termination Without Cause after Change in Control($)		Change in Control($)		Disability($)		Death($)
Cash:
Base Salary	900,000	(1)	0	900,000	(1)	0		—	(2)	—
Bonus	1,350,000	(1)	0	1,350,000	(1)	0		—	(3)	—	(3)
Deferred Cash	566,735	(4)	0	1,400,000	(5)	1,400,000	(5)	1,166,735	(6)	1,166,735	(6)
Equity:
Restricted Stock Units(7)	1,986,317		0	1,986,317	(8)	1,986,317	(8)	1,986,317	(9)	1,986,317	(9)
Performance Share Units(7)	—	(10)	0	606,758	(11)	606,758	(11)	606,758	(12)	606,758	(12)
Benefits and Perquisites:(13)
Post-Termination Health Care	—		0	—		0		—		—
Supplemental Life Insurance	—		—	—		0		—		—
Supplemental Disability Insurance	—		—	—		—		2,350,005	(14)	—
Total:	4,803,052		0	6,243,075		3,993,075		6,109,815		3,759,810

1	Mr. Leib is entitled to 1.5x base salary and 1.5x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period.
2	Mr. Leib is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.
3	Pursuant to the terms of the RRD AIP, Mr. Leib is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan.
4	A pro-rated portion of a cash retention award (the 2013 Cash Retention Award) awarded under the RRD PIP in March 2013 and vesting on the fourth anniversary of the grant date would vest and become payable pursuant to the terms of the award. The unvested portion of a cash incentive award (the 2014 Cash Retention Award) awarded under the RRD PIP in March 2014 and vesting in three equal installments on January 1, 2015, 2016 and 2017 would forfeit pursuant to the terms of the award.
5	Assuming a Change in Control on December 31, 2015, the 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would become payable pursuant to the terms of the award.
6	A pro-rated portion of the 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would vest and become payable pursuant to the terms of the applicable award.
7	Assumes price per share of RRD of $14.72 on December 31, 2015.
8	All unvested equity awards held by Mr. Leib will vest immediately upon a Change in Control (as defined in the applicable RRD Performance Incentive Plan) under the terms of such Performance Incentive Plan.
9	All unvested equity awards held by Mr. Leib will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.
10	Upon this type of termination, the PSUs would vest and be payable, if at all, on the same terms and conditions that would have applied had Mr. Leib’s employment not been terminated (i.e., performance measured on December 31, 2016 and 2017).
11	Per the terms of the PSU award agreements, upon the acceleration date associated with a Change in Control, 50% of the PSUs would vest and become payable assuming target performance (100%), or, if greater, based on actual performance at the acceleration date. The table assumes that a Change in Control occurred on December 31, 2015 and vesting and payment of the PSUs at 100% based on actual performance at such date in connection with such event.
12	Upon death or disability, 50% of the PSUs vest and become payable assuming target performance (100%), or, if greater, based on actual performance at the date of death or disability. The table assumes such event occurred on December 31, 2015 and vesting and payment of the PSUs at 100% based on actual performance at such date in connection with such event.
13	Except as disclosed, Mr. Leib receives the same benefits that are generally available to all salaried employees upon death or disability.
14	Represents benefits payable under a supplemental disability insurance policy maintained by RRD for the benefit of Mr. Leib in excess of the amount generally available to all salaried employees.

Mr. Juhase, RRD’s President, Financial, Global Outsourcing and Document Solutions, would be entitled to the following:

	Resignation or Termination Without Cause($)		Resignation or Termination With Cause($)	Change in Control($)		Disability($)		Death($)
Cash:
Base Salary	630,000	(1)	0	630,000		—	(2)	—
Bonus	630,000	(1)	0	630,000		420,000	(3)	420,000	(3)
Deferred Cash	—		0	433,659	(4)	355,584	(5)	355,584	(5)
Equity:
Restricted Stock Units(6)	0		0	799,222	(7)	799,222	(8)	799,222	(8)
Performance Share Units(6)	—	(9)	0	33,230	(10)	33,230	(11)	33,230	(11)
Benefits and Perquisites:(12)
Post-Termination Health Care	28,902		0	28,902		19,268		4,722
Total:	1,288,902		0	2,555,014		1,627,305		1,612,759

1	Mr. Juhase is entitled to 1.5x base salary and 1.5x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period.
2	Mr. Juhase is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.
3	Pursuant to the terms of the RRD AIP, Mr. Juhase is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan.
4	Assuming a Change in Control on December 31, 2015, the cash retention award (the 2013 Cash Retention Award) awarded under the RRD PIP in March 2013 and vesting on the fourth anniversary of the grant date would vest and become payable pursuant to the terms of the award and the full unvested portion of a cash incentive award (the 2014 Cash Retention Award) awarded under the RRD PIP in March 2014 and vesting in three equal installments on January 1, 2015, 2016 and 2017 would become payable pursuant to the terms of the award.
5	A pro-rated portion of the 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would vest and become payable pursuant to the terms of the applicable award.
6	Assumes price per share of RRD of $14.72 on December 31, 2015.
7	All unvested equity awards held by Mr. Juhase will vest immediately upon a Change in Control (as defined in the applicable RRD Performance Incentive Plan) under the terms of such Performance Incentive Plan.
8	All unvested equity awards held by Mr. Juhase will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.
9	Upon this type of termination, the PSUs would vest and be payable, if at all, on the same terms and conditions that would have applied had Mr. Juhase’s employment not been terminated (i.e., performance measured on December 31, 2016 and 2017).
10	Per the terms of the PSU award agreements, upon the acceleration date associated with a Change in Control, 50% of the PSUs would vest and become payable assuming target performance (100%). The table assumes that a Change in Control occurred on December 31, 2015 and vesting and payment of the PSUs at 100% based on actual performance at such date in connection with such event.
11	Upon death or disability, 50% of the PSUs vest and become payable assuming target performance (100%). The table assumes such event occurred on December 31, 2015 and vesting and payment of the PSUs at 100% based on actual performance at such date in connection with such event.
12	Except as disclosed, Mr. Juhase receives the same benefits that are generally available to all salaried employees upon death or disability.

Equity Compensation Plan Information

Prior to the Distribution, we expect to adopt the 2016 Donnelley Financial Solutions, Inc. Performance Incentive Plan (the “Donnelley Financial PIP”), subject to the approval of RRD, our sole shareholder at such time. A form of the Donnelley Financial PIP is filed as an exhibit to the Form 10 that we have filed with the SEC, of which this information statement forms a part, and the following description is qualified in its entirety by reference to the Donnelley Financial PIP.

Purposes of the Donnelley Financial PIP

The Donnelley Financial PIP is intended to provide incentives: (i) to officers, other employees and other persons who provide services to Donnelley Financial through rewards based upon the ownership or performance of Donnelley Financial common stock as well as other performance based compensation; and (ii) to non-employee directors of Donnelley Financial through the grant of equity-based awards.

Summary Description of the Donnelley Financial PIP

Under the Donnelley Financial PIP, Donnelley Financial may grant stock options, including incentive stock options, stock appreciation rights (“SARs”), restricted stock, stock units and cash awards, as discussed in greater detail below. The following description of the Donnelley Financial PIP is a summary and is qualified in its entirety by reference to the complete text of the Donnelley Financial PIP, which is attached as Exhibit 10.1 to this Form 10.

Participants

The Company’s non-employee directors and employees are eligible to participate in the Donnelley Financial PIP.

Administration

The Donnelley Financial PIP will be administered by a committee designated by the Company’s Board of Directors (the “Plan Committee”). Each member of the Plan Committee will be a director that the Board of Directors has determined to be an “outside director” under Section 162(m) of the Internal Revenue Code, a “non-employee director” under Section 16 of the Exchange Act and “independent” as such term is defined for purposes of NYSE listing rules. The sections of the Donnelley Financial PIP relating to awards to non-employee directors may be administered by a separate committee of the Board (the “Director Award Committee”). The members of the Director Award Committee must also satisfy the standards described in the second sentence of this paragraph. The Director Award Committee has, with respect to awards to directors under the Donnelley Financial PIP, all of the authority, and is subject to the same limitations, as is described below with respect to the Plan Committee.

Subject to the express provisions of the Donnelley Financial PIP, the Plan Committee has the authority to select eligible officers and other employees of, and other persons who provide services to, Donnelley Financial and its affiliates for participation in the Donnelley Financial PIP and to determine all terms and conditions of each grant and award. All stock option awards, SARs, restricted stock awards and stock unit awards, other than awards that are subject to performance-based vesting conditions over a performance period of at least one year, shall have a minimum vesting period of at least three years from the date of grant (such vesting may, in the discretion of the Plan Committee, occur in full at the end of, or may occur in installments over, such three-year period as is specified in the Donnelley Financial PIP). The Plan Committee may provide for early vesting upon the death, permanent or total disability, retirement or termination of service of the award recipient, and vesting shall accelerate upon a Change of Control as is specified in the Donnelley Financial PIP. The Plan Committee also has the authority to waive the three-year minimum vesting period in the circumstances described in the Donnelley Financial PIP.

Each grant and award is evidenced by a written agreement containing such provisions not inconsistent with the Donnelley Financial PIP as the Plan Committee approves. The Plan Committee also has authority to establish rules and regulations for administering the Donnelley Financial PIP and to decide questions of interpretation of any provision of the Donnelley Financial PIP. The Plan Committee does not have authority to reprice any stock option or other award granted under the Donnelley Financial PIP, except in the case of adjustments described in the following paragraph. Except with respect to grants to (i) officers of Donnelley Financial who are subject to Section 16 of the Exchange Act, (ii) a person whose compensation is likely to be subject to the $1 million deduction limit under Section 162(m) of the Internal Revenue Code (described below under “—U.S. Federal Income Tax Consequences”) or (iii) persons who are not employees of Donnelley Financial, the Plan Committee may delegate some or all of its power and authority to administer the Donnelley Financial PIP to the chief executive officer or other executive officer of Donnelley Financial.

Available Shares

The number of shares of Donnelley Financial common stock that will be available under the Donnelley Financial PIP is 3,500,000. The available shares may be awarded to officers and other employees and non-employee directors of, and other persons who provide services to, Donnelley Financial and its affiliates, subject to adjustment in the event of a stock split, stock dividend, recapitalization, reorganization, merger or other similar event or change in capitalization. In general, shares subject to a grant or award under the Donnelley Financial PIP which are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of all or a portion of a grant or award or the settlement of the grant or award in cash would again be available for grant under the Donnelley Financial PIP. Shares tendered or withheld upon exercise of an option, vesting of restricted stock or stock units, settlement of an SAR or upon any other event to pay exercise price or tax withholding will not, however, be available for future issuance under the Donnelley Financial PIP. In addition, upon exercise of an SAR, the total number of shares remaining available for issuance under the Donnelley Financial PIP will be reduced by the gross number of shares for which the SAR is exercised.

The maximum number of shares of common stock with respect to which options and SARs or a combination thereof may be granted during any calendar year to any person is 1,500,000, subject to adjustment in the event of a stock split, stock dividend, recapitalization, reorganization, merger or other similar event or change in capitalization. With respect to performance awards that the Plan Committee desires to be eligible for deduction in excess of the $1,000,000 limit imposed by Section 162(m) of the Internal Revenue Code, (i) the maximum compensation payable pursuant to any such performance awards granted during any calendar year, to the extent payment thereunder is determined by reference to shares of Donnelley Financial common stock (or the fair market value thereof), cannot exceed 900,000 shares of Donnelley Financial common stock (or the fair market value thereof), subject to adjustment in the event of a stock split, stock dividend, recapitalization, reorganization, merger or other similar event or change in capitalization, and (ii) the maximum compensation payable pursuant to any such performance awards granted during any calendar year, to the extent payment is not determined by reference to shares of Donnelley Financial common stock, cannot exceed $9,000,000.

Termination and Amendment

The Donnelley Financial PIP will terminate on the date on which no shares remain available for grants or awards under the Donnelley Financial PIP, unless terminated earlier by the Donnelley Financial Board of Directors, provided that, assuming that the Donnelley Financial PIP itself has not previously terminated, the provision of the Donnelley Financial PIP relating to annual grants to non-employee directors will terminate on the date that is ten years from the date of stockholder approval of the Donnelley Financial PIP and termination will not affect the rights of any participant under any grants or awards made prior to termination. The Board of Directors may amend the Donnelley Financial PIP at any time except that no amendment may be made without stockholder approval if stockholder approval is required by applicable law, rule or regulation, including Section 162(m) of the Internal Revenue Code (described below), or such amendment would increase the number of shares of Donnelley Financial common stock available under the Donnelley Financial PIP or permit repricing of awards made under the Donnelley Financial PIP.

Stock Options and Stock Appreciation Rights

The period for the exercise of a non-qualified stock option (other than options granted to nonemployee directors) or an SAR and the option exercise price and base price of an SAR will be determined by the Plan Committee, provided that the option exercise price and the base price of an SAR will not be less than the fair market value of a share of Donnelley Financial common stock on the date of grant and provided further that the minimum vesting period for such awards must be at least three years. SARs may be granted in tandem with a related stock option, in which event the grantee may elect to exercise either the SAR or the option, but not both, or SARs may be granted independently of stock options. The exercise of an SAR entitles the holder to receive (subject to withholding taxes) shares of Donnelley Financial common stock, cash or both with a value equal to the excess of the fair market value of a stated number of shares of Donnelley Financial common stock over the SAR base price.

No stock option or SAR can be exercisable more than ten years after its date of grant, except that, if the recipient of the incentive stock option owns greater than 10 percent of the voting power of all shares of capital stock of Donnelley Financial, the option cannot be exercisable for more than five years after its date of grant. If the recipient of an incentive stock option does own greater than 10 percent of the voting power of all shares of capital stock of Donnelley Financial, the option exercise price will be not less than the price required by the Internal Revenue Code, currently 110% of fair market value on the date of grant.

Upon exercise, the option exercise price may be paid in cash, by the delivery of previously owned shares of Donnelley Financial common stock, by authorizing the company to withhold shares of stock that would otherwise be delivered having a fair market value equal to the aggregate exercise price or, to the extent expressly authorized by the Plan Committee, via a cashless exercise arrangement with the Company.

The Donnelley Financial PIP includes a provision allowing the Plan Committee to make awards to participants outside the United States on terms and conditions different from those specified in the Donnelley Financial PIP in order to accommodate any non-U.S. tax, legal or stock exchange requirements applicable to grants of awards to such participants.

Performance Awards and Fixed Awards

Under the Donnelley Financial PIP, bonus awards, whether performance awards or fixed awards, can be made in (i) cash, whether in an absolute amount or as a percentage of compensation, (ii) stock units, each of which is substantially the equivalent of a share of Donnelley Financial common stock but for the power to vote and, subject to the Plan Committee’s discretion, the entitlement to an amount equal to dividends or other distributions otherwise payable on a like number of shares of Donnelley Financial common stock, (iii) restricted shares of Donnelley Financial common stock issued to the participant that are forfeitable and have restrictions on transfer or (iv) any combination of the foregoing.

Performance awards can be made in terms of a stated potential maximum dollar amount, percentage of compensation or number of units or shares, with such actual amount, percentage or number to be determined by reference to the level of achievement of corporate, sector, business unit, division, individual or other performance goals over a performance period of not less than one nor more than ten years, as determined by the Plan Committee. The performance goals must be tied to one or more of the following: net sales; cost of sales; gross profit; earnings from operations; earnings before interest, taxes, depreciation and amortization; earnings before income taxes; earnings before interest and taxes; cash flow measures; return on equity; return on assets; return on net assets employed; return on capital; working capital; leverage ratio; stock price measures; enterprise value; safety measures; net income per common share (basic or diluted); EVA (economic value added); cost reduction goals or, in the case of awards not intended to be “qualified performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, any other similar criteria established by the Plan Committee. The Plan Committee may provide in any award agreement that the Plan Committee (i) will amend or adjust the performance goals or other terms or conditions of an outstanding award in recognition of unusual or nonrecurring events and (ii) has the right to reduce the amount payable pursuant to any performance award. Fixed awards are not contingent on the achievement of specific objectives, but are contingent on the participant’s continuing in the Company’s employ for a period specified in the award.

If shares of restricted stock are credited to a participant pursuant to a bonus award, the participant will have the right, unless and until such award is forfeited or unless otherwise determined by the Plan Committee at the time of grant, to vote the shares subject to such award and to receive dividends thereon from the date of grant and the right to participate in any capital adjustment applicable to all holders of Donnelley Financial common stock, provided that (i) a distribution with respect to shares of Donnelley Financial common stock and (ii) a regular cash dividend with respect to shares of common stock that are subject to performance-based vesting conditions, in each case, other than a regular quarterly cash dividend, must be deposited with the Company and will be subject to the same restrictions as the shares of Donnelley Financial common stock with respect to which such distribution was made. Upon termination of any applicable restriction period, including, if applicable, the satisfaction or achievement of required performance objectives, a certificate evidencing ownership of the shares of the common stock will be delivered to the holder of such award, subject to the Company’s right to require payment of any taxes.

If stock units are credited to a participant pursuant to a bonus award, then, subject to the Plan Committee’s discretion, amounts equal to dividends and other distributions otherwise payable on a like number of shares of Donnelley Financial common stock after the crediting of the units will be credited to an account for the participant and held until the award is forfeited or paid out. Interest may be credited on the account at a rate determined by the Plan Committee.

At the time of vesting of a bonus award, (i) the award, if in units, will be paid to the participant in shares of Donnelley Financial common stock equal to the number of units, in cash equal to the fair market value of such shares or in such combination thereof as the Plan Committee determines, (ii) the award, if a cash bonus award, will be paid to the participant in cash, in shares of Donnelley Financial common stock with a fair market value equal to the amount of such award or in such combination thereof as the Plan Committee determines and (iii) shares of restricted common stock issued pursuant to an award will be released from the restrictions.

Awards to Non-Employee Directors

On the date of the 2017 Annual Meeting, and on the date of each subsequent annual meeting prior to the termination of the section of the Donnelley Financial PIP providing for director awards, the Company will make an award under the Donnelley Financial PIP to each individual who is, immediately following such annual meeting, a non-employee director of Donnelley Financial. Any such awards granted to non-employee directors will be in the form of stock options, restricted stock, stock units or SARs. The form of such awards, and the number of shares subject to each award, will be determined by the Director Awards Committee in the exercise of its sole discretion.

In addition, each non-employee director of Donnelley Financial may from time to time elect, in accordance with procedures to be specified by the Director Awards Committee, to receive in lieu of (i) all or part of such director’s retainer or meeting fees or (ii) any annual phantom stock award granted to such non-employee director, an option to purchase shares of Donnelley Financial common stock, which option will have a value as of the date of grant of such option equal to the amount of such fees or such phantom stock award. An option granted to a non-employee director in lieu of fees or a phantom stock award will become exercisable in full on the first anniversary of the date of grant.

New Plan Benefits

The number of stock options and other forms of awards that will be granted under the Donnelley Financial PIP is not currently determinable.

U.S. Federal Income Tax Consequences

The following is a brief summary of some of the U.S. federal income tax consequences generally arising with respect to grants and awards under the Donnelley Financial PIP. This discussion does not address all aspects of the U.S. federal income tax consequences of participating in the Donnelley Financial PIP that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-U.S. tax consequences of participating in the Donnelley Financial PIP. This section is based on the Internal Revenue Code, its legislative history, existing and proposed regulations under the Internal Revenue Code and published rulings and court decisions, all as in effect as of the date of this document. These laws are subject to change, possibly on a retroactive basis. Each participant is advised to consult such participant’s own tax advisor concerning the application of the U.S. federal income tax laws to such participant’s particular situation, as well as the applicability and effect of any state, local or non-U.S. tax laws before taking any actions with respect to any of the following awards.

Stock Options

A participant will not recognize any income upon the grant of a non-qualified or incentive stock option. A participant will recognize compensation taxable as ordinary income upon exercise of a non-qualified stock option in an amount equal to the excess of the fair market value of the shares purchased on the date of exercise over their exercise price, and Donnelley Financial (or one of its subsidiaries) generally will be entitled to a corresponding deduction, except to the extent limited by Section 162(m) of the Internal Revenue Code. A participant will not recognize any income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of such shares will be treated as long-term capital gain or loss, and neither the Company nor its subsidiaries will be entitled to any deduction. If, however, such shares are disposed of within such one or two year periods, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of (A) the lesser of either (i) the amount realized upon such disposition or (ii) the fair market value of such shares on the date of exercise, over (B) the exercise price, and the Company or one of its subsidiaries will be entitled to a corresponding deduction. The participant will also be subject to capital gain tax on the excess, if any, of the amount realized on such disposition over the fair market value of the shares on the date of exercise.

SARs

A participant will not recognize any income upon the grant of SARs. A participant will recognize compensation taxable as ordinary income upon exercise of an SAR in an amount equal to the fair market value of any shares delivered and the amount of cash paid by Donnelley Financial upon such exercise, and the Company or one of its subsidiaries generally will be entitled to a corresponding deduction.

Restricted Stock

A participant will not recognize any income at the time of the grant of shares of restricted stock (unless the participant makes an election to be taxed at the time the restricted stock is granted), and neither Donnelley Financial nor its subsidiaries will be entitled to a tax deduction at such time. If the participant elects to be taxed at the time the restricted stock is granted, the participant will recognize compensation taxable as ordinary income at the time of the grant equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is made, a participant will recognize compensation taxable as ordinary income at the time the forfeiture conditions on the restricted stock lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. The Company or one of its subsidiaries generally will be entitled to a corresponding deduction at the time the ordinary income is recognized by a participant, except to the extent limited by Section 162(m) of the Internal Revenue Code. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the forfeiture conditions lapse will recognize compensation taxable as ordinary income, rather than dividend income, in an amount equal to the dividends paid, and the Company or one of its subsidiaries generally will be entitled to a corresponding deduction, except to the extent limited by Section 162(m) of the Internal Revenue Code.

Stock Units

A participant will not recognize any income at the time of the grant of stock units, and neither Donnelley Financial nor its subsidiaries will be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income at the time Donnelley Financial common stock is delivered under the stock units in an amount equal to the fair market value of such shares. The Company or one of its subsidiaries generally will be entitled to a corresponding deduction at the time the ordinary income is recognized by a participant, except to the extent the limit of Section 162(m) of the Internal Revenue Code applies. A participant will recognize compensation taxable as ordinary income when amounts equal to dividend equivalents and any other distributions attributable to stock units are paid, and the Company or one of its subsidiaries generally will be entitled to a corresponding deduction, except to the extent limited by Section 162(m) of the Internal Revenue Code.

Cash Bonus Awards

A participant will not recognize any income upon the grant of a bonus award payable in cash, and neither Donnelley Financial nor its subsidiaries will be entitled to a tax deduction at such time. At the time such award is paid, the participant will recognize compensation taxable as ordinary income in an amount equal to any cash paid by the Company, and the Company or one of its subsidiaries generally will be entitled to a corresponding deduction, except to the extent limited by Section 162(m) of the Internal Revenue Code.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally limits to $1 million the amount that a publicly held corporation can deduct each year for the compensation paid to each of the corporation’s chief executive officer and the corporation’s other three most highly compensated executive officers (other than the chief financial officer) as reported in the corporation’s proxy statement. However, “performance-based” compensation is not subject to the $1 million deduction limit. To qualify as performance-based compensation, the following requirements must be satisfied: (i) the compensation must be subject to achievement of performance goals established by a committee consisting solely of two or more “outside directors,” (ii) the material terms under which the compensation is to be paid, including the performance goals, are approved by a majority of the corporation’s shareholders and (iii) the committee certifies that the applicable performance goals were satisfied before payment of any performance-based compensation is made. It is intended that the Plan Committee will consist solely of “outside directors” as defined for purposes of Section 162(m) of the Internal Revenue Code. Donnelley Financial will not be subject to the Section 162(m) requirements during a one-year transition period following the calendar year of the spin-off. We intend to submit the Donnelley Financial PIP to shareholders prior to the expiration of such transition period.

Section 409A

Awards made under the Donnelley Financial PIP that are considered to include deferred compensation for purposes of Section 409A of the Internal Revenue Code must satisfy the requirements of Section 409A to avoid adverse tax consequences to recipients, which could include the inclusion of amounts not payable currently in income and interest and an additional tax on any amount included in income, subject to withholding by the Company. The Company intends to structure any awards under the Donnelley Financial PIP so that the requirements under Section 409A are either satisfied or are not applicable.

Director Compensation

Annual compensation for the Company’s non-employee directors following the Distribution will initially consist of cash and restricted stock unit awards. The annual retainer for non-employee directors will consist of $80,000 and RSUs, with a value at grant of $110,000, with the number of shares granted calculated pursuant to the terms of the Company’s incentive plan in effect on the date of grant. The chairman of the Board will receive an additional cash retainer of $50,000 and an additional annual RSU grant with a value of $50,000. The chairman of the Audit Committee and the chairman of the Compensation Committee will each receive an additional cash retainer of $20,000 and the chairman of the Corporate Responsibility & Governance Committee will receive an additional cash retainer of $15,000 in recognition of the responsibilities required in those roles.

The RSUs will be granted on the date of the Company’s Annual Meeting of Stockholders. Under the terms of the grant agreements, each RSU will vest and be payable in full in the form of Company common stock on the first anniversary of the grant date. The RSUs will also vest and be payable in full on the earlier of the date a director ceases to be a director of the Company and a change in control (as defined in the Company’s incentive plan). Dividend equivalents on the RSUs will be deferred and credited with interest quarterly (at the same rate as five year U.S. government bonds) and paid out in cash at the same time the corresponding portion of the RSU award becomes payable. RSU awards granted to directors on the RRD Board who become directors of Donnelley Financial will be adjusted and converted to RSUs of Donnelley Financial common stock. Such RSUs will be subject to the same terms and conditions (including with respect to vesting and deferral elections) immediately following the Distribution Date as applicable to the corresponding RRD award immediately prior to the Distribution Date.

The Company’s Corporate Responsibility & Governance Committee will periodically review directors’ compensation and recommend changes as appropriate. The Company’s directors will also be subject to stock ownership guidelines to be established following the Distribution.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship Between RRD and Us After the Separation

Following the Separation, we will be a public company and RRD will retain a 19.25% continuing common stock ownership interest in us. For purposes of governing the ongoing relationships between RRD and us after the Separation and to provide for an orderly transition, RRD and we will enter into the agreements described in this section prior to the Separation. All of the agreements summarized in this section will be filed with the SEC and on SEDAR prior to the Distribution as exhibits to the registration statement of which this Information Statement forms a part, and the following summaries of those agreements are qualified in their entirety by reference to the agreements that will be filed prior to the Distribution.

Relationship Between LSC and Us After the Separation

Following the Separation, we will no longer be affiliated with LSC. For purposes of governing the ongoing relationships between LSC and us after the Separation and to provide for an orderly transition, LSC and we will enter into the agreements described in this section prior to the Separation. All of the agreements summarized in this section will be filed with the SEC and on SEDAR prior to the Distribution as exhibits to the registration statement of which this Information Statement forms a part, and the following summaries of those agreements are qualified in their entirety by reference to the agreements that will be filed prior to the Distribution.

Internal Reorganization

The Internal Reorganization will be undertaken prior to the completion of the Separation in order to facilitate the Separation. The Internal Reorganization steps will result in Donnelley Financial owning the assets and liabilities relating to RRD’s current financial communications and data services business and LSC owning substantially all of the assets and liabilities of RRD’s current publishing and retail-centric print services and office products business. The Internal Reorganization will also result in RRD retaining the assets and liabilities associated with its customized multichannel communications management business. Some of the Internal Reorganization transactions have commenced and will continue until just prior to completion of the Separation.

Separation Transactions

Separation and Distribution Agreement

We will enter into the Separation and Distribution Agreement with RRD and LSC as part of a series of transactions following which we will own the subsidiaries, businesses and other assets of RRD that constitute our business.

•	Donnelley Financial is expected to consist of RRD’s current financial reporting unit of RRD’s Strategic Services segment.

•	LSC is expected to consist of:

•	substantially all of RRD’s current Publishing and Retail Services segment, as well as the office products reporting unit from RRD’s Variable Print segment;

•	certain publishing and e-book services currently within the digital and creative solutions reporting unit of RRD’s Strategic service segment;

•	substantially all of the operations currently within the Europe reporting unit of RRD’s International segment;

•	certain Mexican operations currently within the Latin America reporting unit of RRD’s International segment; and

•	the co-mail and related list services operations currently within the logistics reporting unit of RRD’s Strategic Services segment.

•	RRD is expected to consist of:

•	its current Variable Print segment except for the office products reporting unit that will become part of LSC Communications;

•	the logistics reporting unit within its current Strategic Services segment except for the operations that will become part of LSC Communications;

•	the sourcing and digital and creative solutions reporting units within its current Strategic Services segment except for the operations that will become part of LSC Communications; and

•	its current International segment except for substantially all of the Europe reporting unit and certain Mexican operations that will become part of LSC Communications.

The Separation and Distribution Agreement will set forth our agreements with RRD and LSC regarding the principal transactions necessary to separate us from RRD.

The Separation. The Separation and Distribution Agreement will provide for assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us, LSC and RRD as part of the Separation of RRD into three companies, and will describe when and how these transfers, assumptions and assignments will occur, although many of the transfers, assumptions and assignments will have already occurred as part of the Plan of Reorganization prior to the parties’ entering into the Separation and Distribution Agreement.

Certain Actions at or Prior to the Distributions. The Separation and Distribution Agreement will also provide for certain actions to occur at or prior to the Distribution and the distribution of LSC common stock. These actions include: (i) the filing of the Certificate of Incorporation and adoption of the By-laws for us and LSC, (ii) the appointment of directors to our Board and the board of directors of LSC, (iii) the resignation of employees serving as directors or officers of various entities, (iv) adjustment of cash balances to target levels, (v) the entry into ancillary agreements and (vi) the entry into commercial arrangements. In order to ensure that cash balance targets are achieved, the Separation and Distribution Agreement will also provide a mechanism for the adjustment of our cash balances after the Distribution to ensure the initial target levels have been achieved as of each applicable Distribution Date and also provide for a cash payment from RRD six months after each applicable Distribution Date.

The Distributions. The Separation and Distribution Agreement will also govern distribution of our common stock and Donnelley Financial common stock. RRD will cause the distribution of 80.75% of the outstanding shares of Donnelley Financial common stock on the Distribution Date, and RRD will cause the distribution of 80.75% of the outstanding shares of LSC common stock on the date of the distribution of LSC common stock. Each holder of RRD common stock will receive one share of our common stock for every eight shares of RRD’s common stock held on the record date. Stockholders that would be entitled to fractional shares will receive cash in lieu of fractional shares. The Separation and Distribution Agreement also conditions the Distribution on the satisfaction of certain conditions described under “The Separation and Distribution.” We currently expect the Distribution of our common stock and the distribution of LSC common stock to occur on the same date. However, the Distribution of our common stock is not conditioned upon the distribution of the LSC common stock, nor is the distribution of LSC common stock conditioned upon the distribution of our common stock.

Certain Covenants. The Separation and Distribution Agreement will also govern the solicitation or hiring of RRD, LSC or Donnelley Financial employees from each other, the use of corporate names and cooperation and assistance between the parties.

Employee Matters. The employee matters section of the Separation and Distribution Agreement will allocate liabilities and responsibilities relating to employee compensation and benefits plans and programs and other related matters in connection with the Separation. The section will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company, including the treatment of certain outstanding long-term incentive awards, existing deferred compensation obligations, pension and retirement plans and certain health, welfare and other benefits obligations. The Separation and Distribution Agreement also will provide that outstanding RRD share options, restricted stock unit, performance share unit and director stock unit awards will be adjusted equitably in connection with the Distribution. See “Executive Compensation—Compensation Discussion and Analysis—Treatment of RRD Equity Awards in Connection with the Distribution.”

Releases and Indemnification. Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge each other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred, or to have failed to occur or any conditions existing or alleged to have existed on or before the Separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Separation pursuant to the Separation and Distribution Agreement or any ancillary agreement or to ordinary course trade payables and receivables. In addition, the Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of RRD’s business and LSC’s business with RRD and LSC, respectively. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other parties, their respective affiliates and subsidiaries and each of their respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement; and any breach by such party of the Separation and Distribution Agreement.

Further Assurances. To the extent that the Internal Reorganization transactions contemplated by the Separation and Distribution Agreement and the Plan of Reorganization have not been consummated on or prior to the Distribution Date, the parties will agree to cooperate to effect such transactions as promptly as practicable. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

Legal Matters. Each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other parties for any liability arising out of or resulting from such assumed legal matters.

Dispute Resolution. In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the parties and such other representatives as the parties designate will negotiate to resolve any disputes among the parties. If the parties are unable to resolve the dispute in this manner within 45 days then, unless agreed otherwise by the parties, the parties will submit the dispute to mediation for an additional period of 30 days. If the parties are unable to resolve the dispute in this manner, the dispute will be resolved through binding arbitration. Except in the case of fraud or willful misconduct, the indemnity remedies provided in the Separation and Distribution Agreement shall be the exclusive remedy for any monetary damages, although the parties will be able to seek specific performance of the Separation and Distribution Agreement in a judicial proceeding.

Insurance. The Separation and Distribution Agreement will provide for the rights of the parties to report claims under existing insurance policies written by non-affiliates of RRD for occurrences prior to the Separation and set forth procedures for the administration of insured claims. In addition, the agreement will allocate among the parties the right to insurance policy proceeds based on reported claims and the obligations to incur deductibles under certain insurance policies. The Separation and Distribution Agreement also will provide that

RRD will obtain, either in its own name or on behalf of LSC and us, subject to the terms of the agreement, certain executive risk insurance policies, namely directors and officers, fiduciary, employment practices policies and professional liability policies, to apply against certain pre-Separation claims, if any.

Other Matters Governed by the Separation and Distribution Agreement. The Separation and Distribution Agreement also provides that RRD will have the sole and absolute discretion to determine whether to proceed with the Separation and the Distribution, including the form, structure and terms of any transactions to effect the Separation and the Distribution and the timing of and satisfaction of conditions to the completion of the Separation and the Distribution. The Separation and Distribution Agreement also provides for management of contingent assets and contingent liabilities.

Tax Disaffiliation Agreement

We will enter into a Tax Disaffiliation Agreement with RRD that will govern RRD’s and our respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. References in this summary description of the Tax Disaffiliation Agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

We and our eligible subsidiaries currently join with RRD in the filing of certain consolidated, combined, and unitary returns for federal, state, local, and other applicable tax purposes. However, for periods (or portions thereof) beginning after the Distribution, we generally will not join with RRD in the filing of any federal, state, local or other applicable consolidated, combined or unitary tax returns.

Under the Tax Disaffiliation Agreement, with certain exceptions, RRD generally will be responsible for all of our U.S. federal, state, local and other applicable income taxes, reflected on a consolidated, combined or unitary return that includes RRD or one of its subsidiaries (viewed after the Distribution Date). We will be generally responsible for all taxes that are attributable to us or one of our subsidiaries that are not referred to in the preceding sentence.

Finally, the Tax Disaffiliation Agreement will require that neither we nor any of our subsidiaries take any action that (or fail to take any action the omission of which) would be inconsistent with the Distribution qualifying as or that would preclude the Distribution from qualifying as a transaction that is generally tax-free to RRD and the holders of RRD common stock for U.S. federal income tax purposes.

Additionally, for the two-year period following the Distribution, we may not engage in certain activities that may jeopardize the tax-free treatment of the Distribution to RRD and its stockholders, unless we receive RRD’s consent or otherwise obtain a ruling from the IRS or a legal opinion, in either case reasonably satisfactory to the RRD Board, that the activity will not alter the tax-free status of the Distribution to RRD and its stockholders. Such restricted activities include:

•	taking any action that would result in our ceasing to be engaged in the active conduct of our business, with the result that we are not engaged in the active conduct of a trade or business within the meaning of certain provisions of the Code;

•	redeeming or otherwise repurchasing any of our outstanding stock, other than through certain stock purchases of widely held stock on the open market;

•	amending our Certificate of Incorporation (or other organizational documents) that would affect the relative voting rights of separate classes of our capital stock or would convert one class of our capital stock into another class of our capital stock;

•	liquidating or partially liquidating;

•

merging with any other corporation (other than in a transaction that does not affect the relative stockholding of our stockholders), selling or otherwise disposing of (other than in the ordinary course of business) our assets, or taking any other action or actions if such merger, sale, other disposition or other action or actions in the aggregate would have the effect that one or more persons acquire (or have the right to acquire), directly or indirectly, as part of a plan or series of related transactions, assets representing one-half or more our asset value; and

•	taking any other action or actions that in the aggregate would have the effect that one or more persons acquire (or have the right to acquire), directly or indirectly, as part of a plan or series of related transactions, capital stock of ours possessing (i) at least 50% of the total combined voting power of all classes of stock or equity interests of ours entitled to vote, or (ii) at least 50% of the total value of shares of all classes of stock or of the total value of all equity interests of ours, other than an acquisition of our shares in the Distribution solely by reason of holding RRD common stock (but not including such an acquisition if such RRD common stock, before such acquisition, was itself acquired as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares of our stock meeting the voting and value threshold tests listed previously in this bullet).

Moreover, we must indemnify RRD and its subsidiaries, officers and directors for any taxes of RRD arising from a final determination that the Distribution failed to be generally tax-free to RRD and the holders of RRD common stock for U.S. federal income tax purposes, if such taxes result from a violation of the restrictions set forth above.

Patent Assignment and License Agreement

We intend to enter into a Patent Assignment and License Agreement with RRD that will provide for ownership, licensing and other arrangements regarding the patents that we and RRD use in conducting our businesses.

This agreement will assign certain patents and patent applications to us. RRD will additionally grant a license to us to use certain patents in connection with our business. The licenses will generally be perpetual and royalty-free. In certain circumstances, we will have a limited right to grant non-exclusive sub-licenses or assign the agreement to certain third parties but otherwise the agreement will contain sub-licensing and assignment restrictions.

Trademark Assignment and License Agreement

We intend to enter into a Trademark Assignment and License Agreement with RRD that will provide for ownership, licensing and other arrangements regarding the trademarks that we and RRD use in conducting our businesses.

This agreement will assign certain trademarks and trademark applications to us. RRD will grant licenses to us to use certain trademarks in connection with our business, including licenses with respect to “Donnelley Financial” and “Donnelley Financial Solutions.” Some of the licenses (including those with respect to “Donnelley Financial” and “Donnelley Financial Solutions”) will be perpetual, and others will be for a limited duration to allow us to transition out of the use of the trademarks in a commercially reasonable manner, in each case subject to certain termination triggers. The licenses to the trademarks will generally be royalty-free, subject to an annual payment.

The agreement will include quality control provisions governing the trademarks that RRD licenses to us. In addition, the agreement will contain restrictions on us with respect to filing trademark applications that are identical or confusingly similar to any trademark owned by RRD.

In certain circumstances, we will have a limited right to grant non-exclusive sub-licenses or assign the agreement to certain third parties, but otherwise the agreement will contain sub-licensing and assignment restrictions.

Data Assignment and License Agreement

We intend to enter into a Data Assignment and License Agreement with RRD that will provide for ownership, licensing and other arrangements regarding the data that we and RRD use in conducting our businesses.

This agreement will assign to us sole ownership rights with respect to certain existing data, and joint ownership rights with respect to certain other existing data. We will grant licenses to RRD to use, for certain limited purposes, certain data rights that RRD assigns to us. The licenses will generally be perpetual and royalty-free. In certain circumstances, RRD will have a limited right to grant non-exclusive sub-licenses to certain third parties but otherwise the agreement will contain sub-licensing and assignment restrictions. We and RRD will also agree not to disclose confidential data to third parties except in specific circumstances.

Software, Copyright and Trade Secret Assignment and License Agreement

We intend to enter into a Software, Copyright and Trade Secret Assignment and License Agreement with RRD that will provide for licensing and other arrangements regarding the ownership of certain copyrights that we use in our business, the trade secrets that we and RRD use in conducting our businesses, and for ownership, licensing and other arrangements regarding certain software that we and RRD use in conducting our businesses.

This agreement will assign rights with respect to certain copyrights and software to us. We and RRD will grant licenses to one another to use certain software and trade secrets in connection with our respective businesses. The licenses will generally be perpetual and royalty-free. In certain circumstances, we and RRD will have a limited right to grant nonexclusive sub-licenses to certain third parties but otherwise the agreement will contain sublicensing and assignment restrictions. We and RRD will also agree not to disclose each other’s trade secrets to third parties except in specific circumstances.

Transition Services Agreements

In addition to the Separation and Distribution Agreement, we will enter into agreements relating to transition services with each of RRD and LSC under which, in exchange for the fees specified in such agreements, RRD will agree to provide certain services to us and we will agree to provide certain services to RRD and LSC, including, but not limited to, such areas as tax, information technology, treasury, internal audit, human resources, accounting, purchasing, communications, security and compensation and benefits. We, LSC and RRD, as parties receiving services under the agreements, will agree to indemnify the party providing services for losses (including reasonably foreseeable consequential damages, but excluding special, consequential, indirect, punitive damages, other than special, consequential, indirect, punitive damages awarded to any third party against an indemnified party) incurred by such party that arise out of or are otherwise in connection with the provision by such party of services under the agreement, except to the extent that such losses result from the providing party’s gross negligence, willful misconduct or bad faith. Similarly, each party providing services under the agreement will agree to indemnify the party receiving services for losses incurred by such party where such losses result from gross negligence, willful misconduct or bad faith of the party providing services. The terms for each transition service will be set forth in the applicable transition services agreement, but will not exceed 24 months from the date of the Separation.

Stockholder and Registration Rights Agreement

Prior to the Distribution, we and RRD will enter into a Stockholder and Registration Rights Agreement with respect to any of our common stock retained by RRD pursuant to which we will agree that, upon the request of RRD, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of the shares of our common stock retained by RRD after the Distribution. In addition, we expect that RRD will grant us a proxy to vote the shares of our common stock that RRD retains immediately after the Distribution in proportion to the votes cast by our other stockholders. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from RRD to a person other than RRD, and neither the voting agreement nor the proxy will limit or prohibit any such sale or transfer.

Other Arrangements and Agreements with RRD

We will also enter into a number of commercial and other arrangements with RRD and its subsidiaries. These will include, among other things, arrangements for the provision of services, including global outsourcing and logistics services, printing and binding, digital printing, composition and access to technology. The terms of such commercial arrangements will be 15-24 months, depending on the services. We and RRD will provide each other with standard commercial indemnification. We also expect that RRD will be a client of ours following the Separation and will utilize financial communication software and services we provide to all of our clients.

Other Arrangements and Agreements with LSC

We will also enter into a number of commercial and other arrangements with LSC and its subsidiaries. These will include agreements pursuant to which LSC will print and bind products for us. The terms of such arrangements will not exceed 15 months. We and LSC will provide each other with standard commercial indemnification. We also expect that LSC will be a client of ours following the Separation and will utilize financial communication software and services we provide to all of our clients.

Certain Relationships and Potential Conflicts of Interest

Related Party Transaction Approval Policy

The Company will have a written policy relating to approval or ratification of all transactions involving an amount in excess of $120,000 in which the Company is a participant and in which a related person has or will have a direct or indirect material interest, including without limitation any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships, subject to certain enumerated exclusions. Under the policy, such related person transactions must be approved or ratified by (i) the Corporate Responsibility and Governance Committee or (ii) if the Corporate Responsibility and Governance Committee determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board, such disinterested members of the Board by a majority vote. Related persons include any of our directors or certain executive officers, certain of our stockholders and their immediate family members.

In considering whether to approve or ratify any related person transaction, the Corporate Responsibility and Governance Committee or such disinterested directors, as applicable, may consider all factors that they deem relevant to the transaction, including, but not limited to, the size of the transaction and the amount payable to or receivable from a related person, the nature of the interest of the related person in the transaction, whether the transaction may involve a conflict of interest; and whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

To identify related person transactions, at least once a year all directors and executive officers of the Company are required to complete questionnaires seeking, among other things, disclosure with respect to such transactions of which such director or executive officer may be aware. In addition, each executive officer of the Company is required to advise the chairman of the Corporate Responsibility and Governance Committee of any related person transaction of which he or she becomes aware.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial Ownership Of Stock

This table shows the number and percentage of shares of our common stock that are expected to be owned of record and beneficially at the time of the Distribution by each director and executive officer of the Company. The table also shows the name, address and the number and percentage of shares owned by persons beneficially owning of record more than 5% of any class at the time of Distribution. All information in the table and related footnotes is based solely upon the Company’s review of SEC filings as of September 1, 2016 as to the ownership of RRD common stock and is presented as if the Distribution has occurred prior to the dates of ownership information used in the table. The number and percentage of shares presented in the table below is based upon 209,488,953 shares of RRD common stock outstanding as of such date.

Name	Shares(1)		Stock Options Exercisable on or Prior to 12/1/16	Total Shares(2)	% of Total Outstanding
R. R. Donnelley & Sons Company	6,242,511		0	6,242,511	19.25%
Daniel N. Leib	14,635		0	14,635	*
Thomas F. Juhase	5,127		0	5,127	*
David A. Gardella	1,025		0	1,025	*
Jennifer B. Reiners	735		0	735	*
Kami S. Turner	0		0	0	*
Richard L. Crandall	644	(3)	0	644	*
Luis A. Aguilar	0		0	0	*
Nanci E. Caldwell	27	(4)	0	27	*
Charles D. Drucker	0		0	0	*
Gary G. Greenfield	0		0	0	*
Lois M. Martin	0		0	0	*
Oliver R. Sockwell	3,758	(5)	0	3,758	*
All directors and executive officers as a group					0.08%
Blackrock, Inc. and certain subsidiaries	2,642,938	(6)	0	2,642,938	8.15%
Capital Research Global Investors	2,145,419	(7)		2,145,419	6.62%
Capital World Investors	1,668,175	(8)	0	1,668,175	5.14%
Epoch Investment Partners, Inc. and TD Asset Management Inc.	1,459,331	(9)	0	1,459,331	4.50%
The Vanguard Group, Inc.	1,861,354	(10)	0	1,861,354	5.74%

*	Less than one percent.
1.	Does not reflect phantom stock payable in cash that outside directors may elect to receive in lieu of deferred fees after the Distribution.
2.	Does not reflect the ownership in Donnelley Financial that will result from certain outside directors’ current ownership of RRD director restricted stock units that will convert into restricted stock units over shares of Donnelley Financial common stock, as the number of restricted stock units over shares of Donnelley Financial common stock will be determined after the Distribution pursuant to an equitable adjustment in the Separation and Distribution Agreement. For additional information, see “Executive Compensation—Compensation Discussion and Analysis—Treatment of RRD Equity Awards in Connection with the Distribution.”
3.

Includes 644 shares of common stock that are expected to be held directly. Mr. Crandall also holds director restricted stock units over shares of RRD common stock, which will convert into restricted stock units over shares of Donnelley Financial common stock. The number of restricted stock units over shares of Donnelley Financial common stock will be determined after the Distribution pursuant to an equitable adjustment in the Separation and Distribution Agreement. For additional information, see “Executive Compensation—

Compensation Discussion and Analysis—Treatment of RRD Equity Awards in Connection with the Distribution.”
4.	Includes 27 shares of common stock that are expected to be held directly but that are expected to be voted by an investment manager for which Ms. Caldwell has no voting control.
5.	Includes 3,758 shares of common stock that are expected to be held directly. Mr. Sockwell also holds director restricted stock units over shares of RRD common stock, which will convert into restricted stock units over shares of Donnelley Financial common stock. The number of restricted stock units over shares of Donnelley Financial common stock will be determined after the Distribution pursuant to an equitable adjustment in the Separation and Distribution Agreement. For additional information, see “Executive Compensation—Compensation Discussion and Analysis—Treatment of RRD Equity Awards in Connection with the Distribution.”
6.	Blackrock, Inc. (Blackrock) is an investment advisor with a principal business office at 55 East 52nd Street, New York, New York 10055. This amount reflects the total shares expected to be held by Blackrock clients. Blackrock is expected to have sole investment authority over all shares, sole voting authority over 2,556,085 shares and no voting authority over 86,853 shares.
7.	Capital Research Global Investors (Capital Research) is an investment advisor with a principal business office at 333 South Hope Street, Los Angeles, California 90071. This amount reflects the total shares expected to be held by Capital Research clients. Capital Research is expected to have sole investment authority over all shares and sole voting authority over all shares. Capital Research is a division of Capital Research and Management Company.
8.	Capital World Investors (Capital World) is an investment advisor with a principal business office at 333 South Hope Street, Los Angeles, California 90071. This amount reflects the total shares expected to be held by Capital World clients. Capital World is expected to have sole investment authority over all shares and sole voting authority over all shares. Capital World is a division of Capital Research and Management Company.
9.	Epoch Investment Partners, Inc. (Epoch), with a principal place of business at 399 Park Avenue, New York, New York 10022, and TD Asset Management Inc. (TDAM), with a principal place of business at Canada Trust Tower, BCE Place, 161 Bay Street, 35th Floor, Toronto, Ontario, M5J 2T2, are investment advisors and wholly-owned subsidiaries of TD Bank Financial Group. This amount reflects 1,383,761 total shares expected to be held by Epoch clients and 75,569 total shares expected to be held by TDAM clients. Each of Epoch and TDAM is expected to have sole investment authority over all shares held by its clients and sole voting authority over all shares held by its clients.
10.	The Vanguard Group, Inc. (Vanguard) is an investment advisor with a principal business office at 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. This amount reflects the total shares expected to be held by Vanguard clients. Vanguard is expected to have sole investment authority over 1,842,602 shares and shared investment authority over 18,752 shares, sole voting authority over 18,954 shares, shared voting authority over 1,375 shares and no voting authority over 1,841,025 shares.

SHARES ELIGIBLE FOR FUTURE SALE

Sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price for our common stock. Upon completion of the Distribution, we will have outstanding an aggregate of approximately 32,428,630 shares of our common stock based upon the shares of RRD common stock issued and outstanding on September 1, 2016, excluding treasury stock and assuming no exercise of outstanding options. All of the shares of our common stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act (which may include RRD depending on the percentage of shares of our common stock it may retain following the Distribution). Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration or in compliance with Rule 144 under the Securities Act which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our equity incentive plan.

Stockholder and Registration Rights Agreement

RRD will retain 19.25% of our common stock following the Distribution. Prior to the Separation and Distribution, we and RRD will enter into a Stockholder and Registration Rights Agreement pursuant to which we will agree that, upon the request of RRD, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of the shares of any of our common stock retained by RRD after the Distribution. In addition, RRD will grant us a proxy to vote the shares of our common stock that RRD retains immediately after the distribution in proportion to the votes cast by our other stockholders. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from RRD to a person other than RRD, and neither the voting agreement nor the proxy will limit or prohibit any such sale or transfer.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on NYSE during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain holding period requirements, manner of sale provisions and notice requirements and the availability of current public information about us.

Employee and Non-Employee Director Stock Awards

As described under “Executive Compensation—Compensation Discussion and Analysis—Treatment of RRD Equity Awards in Connection with the Distribution,” in connection with the Distribution, we will issue under our equity incentive plan options to purchase shares of our common stock in respect of previously granted awards to employees by RRD and restricted stock units over shares of our common stock in respect of previously granted awards to employees and RRD non-employee directors by RRD. The number of options and restricted stock units over shares of our common stock will be determined after the Distribution pursuant to an equitable adjustment in the Separation and Distribution Agreement. In addition, we anticipate making other equity based awards to our employees and non-employee directors in the future. We currently expect to file a registration statement under the Securities Act to register shares to be issued under our equity incentive plan, including the options and restricted stock units that were assumed in connection with the Distribution. Shares covered by such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

We are currently authorized to issue 100 shares of common stock. Prior to the Distribution we will amend and restate our Certificate of Incorporation to provide authorization for us to issue 66,000,000 shares of capital stock, of which 65,000,000 shares will be common stock, par value $0.01 per share and 1,000,000 shares will be preferred stock, par value $0.01 per share. Our Certificate of Incorporation will provide that our common stock and preferred stock will have the rights described below. Unless otherwise indicated, the description of our capital stock described in the section assumes our Certificate of Incorporation and By-laws are in effect.

Description of Common Stock

All shares of our common stock currently outstanding are fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class. Upon completion of the Distribution and adoption of our Certificate of Incorporation, we will be authorized to issue 65,000,000 shares of common stock.

Our common stock has the following rights and privileges:

Voting: Each holder of shares of common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. Except as otherwise required by law or as described below, holders of shares of common stock will vote together as a single class on all matters presented to the stockholders for their vote or approval, including the election of directors. There are no cumulative voting rights. Accordingly, the holders of a majority of the total shares of common stock voting for the election of directors can elect all the directors if they choose to do so, subject to the voting rights of holders of any preferred stock to elect directors. Our By-laws will provide that directors will be elected to the Board by a majority of the votes cast, except in contested elections, wherein directors will be elected to the Board by a plurality of the votes cast.

Dividends and distributions: The holders of shares of common stock have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our Board from legally available funds.

Liquidation, dissolution or winding-up: In the event of our liquidation, dissolution or winding-up, holders of the shares of common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of our preferred stock.

Restrictions on transfer: Neither our Certificate of Incorporation nor our By-laws contain any restrictions on the transfer of shares of common stock. In the case of any transfer of shares, there may be restrictions imposed by applicable securities laws.

Redemption, conversion or preemptive rights: Holders of shares of common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for our securities.

Other provisions: There are no redemption provisions or sinking fund provisions applicable to the common stock, nor is the common stock subject to calls or assessments by us.

Preferred Stock

Shares of preferred stock may be issued in one or more series at such time or times, and for such consideration or considerations, as the Board may determine. The Board is expressly authorized at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series with such designations, powers, preferences and rights and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board, and as are not stated and expressed in our Certificate of Incorporation or any amendment thereto including, but not limited to, determination of any of the following:

•	the distinctive serial designation of such series which shall distinguish it from other series;

•	the number of shares included in such series;

•	the dividend rate (or method of determining such rate) payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid and the date or dates upon which such dividends shall be payable;

•	whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series will be cumulative;

•	whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so the terms of such voting rights;

•	the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events;

•	the amount or amounts which shall be payable out of the assets of the corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up the corporation, and the relative rights of priority, if any, of payment of the shares of such series;

•	the obligation, if any, of the corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	whether the shares of such series shall be convertible into, or exchangeable for, at any time or times at the option of the holder or holders thereof or at the option of the corporation or upon the happening of a specified event or events, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the corporation, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto; and

•	any other powers, preferences and rights and qualifications, limitations and restrictions not inconsistent with the General Corporation Law of the State of Delaware.

Shares of preferred stock which have been issued and reacquired in any manner by the corporation (excluding, until the corporation elects to retire them, shares which are held as treasury shares but including shares redeemed, shares purchased and retired and shares which have been converted into shares of RRD common stock) shall have the status of authorized but unissued shares of preferred stock and may be reissued.

Nomination, Election and Term of Directors

Our Certificate of Incorporation will provide for a classified Board consisting of three classes of directors. Class I directors will serve until the first annual meeting of stockholders following the Separation and Distribution. The Class II and Class III directors will serve until the second and the third annual meeting of stockholders following the Distribution, respectively. Following the expiration of the initial terms of the Initial Directors, our stockholders will elect successor directors to one year terms. Our Certificate of Incorporation will provide that our Board will fully declassify upon the expiration of the terms of our Class III directors. Our By-laws will provide that directors will be elected to the Board by a majority of the votes cast, except in contested elections, wherein directors will be elected to the Board by a plurality of the votes cast.

It will be the policy of the Corporate Responsibility and Governance Committee to consider candidates for director recommended by stockholders. The committee will evaluate candidates recommended for director by stockholders in the same way that it will evaluate any other candidate. The committee will also consider candidates recommended by management and members of the Board.

In identifying and evaluating nominees for director, the committee will take into account the applicable requirements for directors under the listing rules of NYSE. In addition, the committee will consider other criteria as it deems appropriate and which may vary over time depending on the Board’s needs, including certain core competencies and other criteria such as the personal and professional qualities, experience and education of the nominees, as well as the mix of skills and experience on the Board prior to and after the addition of the nominees. Although not part of any formal policy, the goal of the committee will be a balanced and diverse Board, with members whose skills, viewpoint, background and experience complement each other and, together, contribute to the Board’s effectiveness as a whole.

The Corporate Responsibility and Governance Committee from time to time may engage third-party search firms to identify candidates for director, and may use search firms to do preliminary interviews and background and reference reviews of prospective candidates.

Advance Notification of Stockholder Nominations and Proposals

Our By-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board. In particular, stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our By-laws. To be timely, the notice must be received by our corporate secretary not less than 90 or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, unless the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, then notice shall be given by the later of the close of business 90 days prior to the meeting date or the tenth day following notice of the annual meeting (in each case, subject to extension in certain circumstances). Our initial annual meeting of stockholders is expected to be held on May 18, 2017 and for the initial annual meeting of stockholders notice must be received by our corporate secretary no earlier than January 18, 2017 and no later than February 17, 2017. We intend to announce the official date for the 2017 annual meeting of stockholders by the end of 2016 via press release or Form 8-K.

Limits on Written Consents

Our Certificate of Incorporation will provide that, except as otherwise provided as to any series of preferred stock in the terms of that series, no action of stockholders required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting of stockholders, without prior notice and without a vote, and the power of the stockholders to consent in writing to the taking of any action without a meeting is specifically denied.

Special Stockholder Meetings

Our By-laws will provide that stockholders holding at least 25% of our issued and outstanding common stock may call a special meeting of stockholders. Stockholders must notify our corporate secretary in writing prior to such special meeting of stockholders and the notice must contain the information specified in our By-laws.

Forum Selection

Our By-laws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or agent to us or our stockholders or debtholders, (iii) any action asserting a claim against us, or our officers, directors, employees or agents arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our By-laws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine or other “internal corporate claim” as defined in Section 115 of the Delaware General Corporation Law shall be a state court located within the State of Delaware (or if no state court has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice and consented to the foregoing forum selection provisions.

Anti-Takeover Effects of Certain Provisions

Some of the provisions of our Certificate of Incorporation and By-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, including our ability to issue preferred stock and the initial classification of our Board, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control in us to first negotiate with the Board. We believe that the benefits of increased protection will give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection will outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

Section 203 of the General Corporation Law of the State of Delaware prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the Company’s Board, (2) the interested stockholder acquired at least 85% of the aggregate voting power of the Company in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the Board and the affirmative vote of the holders of two-thirds of the aggregate voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply if, among other things, the Company’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. Our Certificate of Incorporation will not contain such an election.

Limitation on Personal Liability

Our Certificate of Incorporation will include provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (i) any breach of a director’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Our By-laws will provide for indemnification to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or, at the request of the Company, serves or served as a director or officer of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. Our By-laws will also provide that the Company must advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Unless the Board adopts a resolution authorizing such proceeding, or for counterclaims that respond to and negate a claim in a proceeding initiated by others, the Company is not obligated to provide any indemnification, payment or reimbursement of expenses to any person in connection with a proceeding initiated by such person or for proceedings to enforce the rights provided by the indemnification provisions of our By-laws. In addition, we intend to enter into indemnification agreements with each of our executive officers and directors pursuant to which we will agree to indemnify each such executive officer and director to the fullest extent permitted by the DGCL.

Transfer Agent

The transfer agent and registrar for the common stock is Computershare Trust Company N.A.

Listing

We intend to list our common stock on NYSE under the symbol “DFIN”.

INDEMNIFICATION

OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any current or former director, officer or employee or other individual against expenses, judgments, fines and amounts paid in settlement in connection with civil, criminal, administrative or investigative actions or proceedings, other than a derivative action by or in the right of the corporation, if the director, officer, employee or other individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s By-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our Certificate of Incorporation will include provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (i) any breach of a director’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Our By-laws will provide for indemnification to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or, at the request of the Company, serves or served as a director or officer of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. Our By-laws will also provide that the Company must advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Unless the Board adopts a resolution authorizing such proceeding, or for counterclaims that respond to and negate a claim in a proceeding initiated by others, the Company is not obligated to provide any indemnification, payment or reimbursement of expenses to any person in connection with a proceeding initiated by such person or for proceedings to enforce the rights provided by the indemnification provisions of our By-laws. In addition, we intend to enter into indemnification agreements with each of our executive officers and directors pursuant to which we will agree to indemnify each such executive officer and director to the fullest extent permitted by the DGCL.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement, of which this Information Statement forms a part, under the Exchange Act and the rules and regulations promulgated under the Exchange Act with respect to the shares of our common stock being distributed to RRD stockholders in the Distribution. This Information Statement does not contain all of the information set forth in the registration statement and its exhibits and schedules, to which reference is made hereby. Statements in this Information Statement as to the contents of any contract, agreement or other document are qualified in all respects by reference to such contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you should read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved. For further information with respect to us and our common stock, we refer you to the registration statement, of which this Information Statement forms a part, including the exhibits and the schedules filed as a part of it.

We intend to furnish the holders of our common stock with annual reports and proxy statements containing financial statements audited by an independent public accounting firm and file with the SEC quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law.

The registration statement, of which this Information Statement forms a part, and its exhibits and schedules, and other documents which we file with the SEC can be inspected and copied at, and copies can be obtained from, the SEC’s public reference room. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s web site at http://www.sec.gov. You can also obtain reports, proxy statements and other information about us at our web site at www.dfsco.com.

Information that we file with the SEC after the date of this Information Statement may supersede the information in this Information Statement. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above.

No person is authorized to give any information or to make any representations other than those contained in this Information Statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this Information Statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

INDEX TO COMBINED FINANCIAL STATEMENTS

Audited Combined Financial Statements

Unaudited Condensed Combined Financial Statements

To the Board of Directors and Shareholders of

R. R. Donnelley & Sons Company

Chicago, Illinois

We have audited the accompanying combined balance sheets of the Donnelley Financial Solutions operations (the “Company” or “Donnelley Financial Solutions”) of R. R. Donnelley and Sons Company as of December 31, 2015 and 2014, and the related combined statements of operations, comprehensive income, parent company equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Donnelley Financial Solutions as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the accompanying combined financial statements have been derived from the consolidated financial statements and accounting records of R. R. Donnelley & Sons Company. The combined financial statements include the allocation of certain assets, liabilities, expenses and income that have historically been held at the R. R. Donnelley & Sons Company corporate level but which are specifically identifiable or attributable to the Company. The combined financial statements also include expense allocations for certain corporate functions historically provided by R. R. Donnelley & Sons Company. These costs and allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate unaffiliated entity apart from R. R. Donnelley & Sons Company.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 31, 2016

Donnelley Financial Solutions

Combined Statements of Operations

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

	Year Ended December 31,
	2015	2014	2013
Services net sales	$628.6	$638.2	$615.6
Products net sales	420.9	441.9	469.8

Net sales	1,049.5	1,080.1	1,085.4
Services cost of sales (exclusive of depreciation and amortization)	291.9	301.2	315.6
Services cost of sales with RRD affiliates (exclusive of depreciation and amortization)	40.4	39.3	36.6
Products cost of sales (exclusive of depreciation and amortization)	230.9	236.3	242.1
Products cost of sales with RRD affiliates (exclusive of depreciation and amortization)	68.3	76.5	90.5

Cost of sales	631.5	653.3	684.8
Selling, general and administrative expenses (exclusive of depreciation and amortization)	199.2	290.5	189.7
Restructuring, impairment and other charges—net	4.4	4.8	13.0
Depreciation and amortization	41.7	40.7	37.1

Income from operations	172.7	90.8	160.8
Interest expense—net	1.1	1.5	2.2
Investment and other income—net	(0.1)	(3.1)	(0.3)

Earnings before income taxes	171.7	92.4	158.9
Income tax expense	67.4	35.0	62.6

Net earnings	$104.3	$57.4	$96.3

See accompanying Notes to the Combined Financial Statements.

Donnelley Financial Solutions

Combined Statements of Comprehensive Income

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

	Year Ended December 31,
	2015	2014	2013
Net earnings	$104.3	$57.4	$96.3
Other comprehensive income (loss), net of tax
Translation adjustments	(7.5)	(2.9)	(3.9)
Adjustments for net pension and other post-retirement benefits plan cost	27.5	(169.9)	23.4

Other comprehensive income (loss)	20.0	(172.8)	19.5

Comprehensive income (loss)	$124.3	$(115.4)	$115.8

See accompanying Notes to the Combined Financial Statements.

Donnelley Financial Solutions

Combined Balance Sheets

As of December 31, 2015 and 2014

(in millions)

	December 31,
	2015	2014
ASSETS
Cash and cash equivalents	$15.1	$28.6
Receivables, less allowances for doubtful accounts of $4.6 in 2015 (2014—$3.9)	146.2	138.4
Inventories	22.2	22.5
Prepaid expenses and other current assets	7.3	13.6

Total current assets	190.8	203.1

Property, plant and equipment—net	33.0	36.5
Goodwill	446.8	448.8
Other intangible assets—net	69.3	86.1
Software—net	43.4	36.6
Deferred income taxes	10.6	169.0
Other noncurrent assets	23.7	14.1

Total assets	$817.6	$994.2

LIABILITIES
Accounts payable	$39.5	$34.5
Accrued liabilities	75.4	73.8
Short-term debt	8.8	32.9

Total current liabilities	123.7	141.2

Note payable with an RRD affiliate	29.2	44.0
Deferred compensation liabilities	28.5	31.2
Pension liabilities	—	411.2
Other noncurrent liabilities	12.7	15.1

Total liabilities	194.1	642.7

Commitments and Contingencies (Note 11)
EQUITY
Accumulated other comprehensive loss	(16.0)	(673.7)
Net parent company investment	639.5	1,025.2

Total equity	623.5	351.5

Total liabilities and equity	$817.6	$994.2

See accompanying Notes to the Combined Financial Statements.

Donnelley Financial Solutions

Combined Statements of Cash Flows

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

	Year Ended December 31,
	2015	2014	2013
OPERATING ACTIVITIES
Net earnings	$104.3	$57.4	$96.3
Adjustments to reconcile net earnings to net cash provided by operating activities:
Impairment charges	—	1.7	5.7
Depreciation and amortization	41.7	40.7	37.1
Provision for doubtful accounts receivable	0.5	1.4	2.7
Share-based compensation	1.6	2.1	2.1
Deferred income taxes	10.2	(12.9)	(5.7)
Changes in uncertain tax positions	0.3	(0.3)	(0.6)
Gain on investments and other assets—net	—	(9.0)	—
Loss on pension settlement	—	95.7	—
Other	0.2	0.7	—
Changes in operating assets and liabilities—net of acquisitions:
Accounts receivable—net	(10.2)	3.9	5.4
Inventories	0.2	0.9	(0.6)
Prepaid expenses and other current assets	0.9	(1.1)	0.8
Accounts payable	5.1	(6.0)	4.1
Income taxes payable and receivable	(0.7)	1.5	2.3
Accrued liabilities and other	(33.2)	(51.4)	(10.3)

Net cash provided by operating activities	120.9	125.3	139.3

INVESTING ACTIVITIES
Capital expenditures	(27.1)	(28.8)	(19.6)
Acquisition of business, net of cash acquired	—	(6.0)	—
Proceeds from sales of other assets	—	5.3	6.9
Transfers from restricted cash	—	—	1.6
Purchase of equity investment	(10.0)	—	—

Net cash used in investing activities	(37.1)	(29.5)	(11.1)

FINANCING ACTIVITIES
Net change in short-term debt	(24.0)	(12.8)	(4.9)
Payments on note payable with an RRD affiliate	(14.8)	(14.7)	(14.4)
Net transfers to Parent and affiliates	(56.0)	(62.9)	(112.4)

Net cash used in financing activities	(94.8)	(90.4)	(131.7)

Effect of exchange rate on cash and cash equivalents	(2.5)	2.0	(2.5)
Net (decrease) increase in cash and cash equivalents	(13.5)	7.4	(6.0)
Cash and cash equivalents at beginning of year	28.6	21.2	27.2

Cash and cash equivalents at end of period	$15.1	$28.6	$21.2

See accompanying Notes to the Combined Financial Statements.

Donnelley Financial Solutions

Combined Statements of Parent Company Equity

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

	Net Parent Company Investment	Accumulated Other Comprehensive Loss	Total Equity
Balance at January 1, 2013	$603.6	$(27.1)	$576.5
Net earnings	96.3	—	96.3
Transfers to parent company, net	(120.8)	—	(120.8)
Transfer of pension plan from parent company, net	446.4	(493.3)	(46.9)
Other comprehensive (loss) income	—	19.5	19.5

Balance at December 31, 2013	1,025.5	(500.9)	524.6
Net earnings	57.4	—	57.4
Transfers to parent company, net	(57.7)	—	(57.7)
Other comprehensive (loss) income	—	(172.8)	(172.8)

Balance at December 31, 2014	1,025.2	(673.7)	351.5
Net earnings	104.3	—	104.3
Transfers to parent company, net	(53.2)	—	(53.2)
Transfer of pension plan to parent company, net	(436.8)	637.7	200.9
Other comprehensive (loss) income	—	20.0	20.0

Balance at December 31, 2015	$639.5	$(16.0)	$623.5

See accompanying Notes to the Combined Financial Statements.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

Note 1. Overview and Basis of Presentation

Description of Business and Separation

Donnelley Financial Solutions (“Donnelley Financial,” “the Company” and “we”) is a financial communications services company that supports global capital markets compliance and transaction needs for its corporate clients and their advisors (such as law firms and investment bankers) and global investment markets compliance and analytics needs for mutual fund companies, variable annuity providers and broker/dealers. Donnelley Financial provides content management, multi-channel content distribution, data management and analytics services, collaborative workflow and business reporting tools, and translations and other language services in support of clients’ communications requirements.

On August 4, 2015, R. R. Donnelley & Sons Company (“RRD” or the “Parent”) announced that its Board of Directors intends to create three independent public companies: (i) the Company, which will be a financial communications and data services company, (ii) LSC Communications, Inc., which will be a publishing and retail-centric print services and office product company (“LSC Communications”), and (iii) a global, customized multichannel communications management company, which will be the business of RRD after the Separation. The transactions are expected to take the form of a tax-free distribution to RRD shareholders of at least 80% of the shares of common stock in the Company and LSC Communications. The transactions are subject to customary conditions, including obtaining rulings from the Internal Revenue Service and/or tax opinions, execution of inter-company agreements and final approval by RRD’s Board of Directors. RRD expects to complete the transactions in October 2016, but there can be no assurance that the transactions will be completed on the anticipated timeline, or at all, or that the terms of the transaction will not change.

Structure of Transaction

Donnelley Financial was incorporated on February 22, 2016 as a wholly-owned subsidiary of RRD. Prior to the distribution of at least 80% of Donnelley Financial’s outstanding shares of common stock to holders of RRD’s common stock, which we refer to as the Distribution, following a series of internal restructuring transactions Donnelley Financial will own the subsidiaries, businesses and other assets owned by RRD, directly or indirectly, that are described in this Information Statement.

Basis of Presentation

The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from RRD’s consolidated financial statements and accounting records. The combined financial statements include the financial position, results of operations, and cash flows in conformity with GAAP.

The combined financial statements include the allocation of certain assets and liabilities that have historically been held at the RRD corporate level but which are specifically identifiable or attributable to the Company. Cash and cash equivalents held by RRD were not allocated to Donnelley Financial unless they were held in a legal entity that will be transferred to Donnelley Financial. All intercompany transactions and accounts have been eliminated. All intracompany transactions between RRD and Donnelley Financial are considered to be effectively settled in the combined financial statements at the time the transaction is recorded, with the exception of a note payable with an RRD affiliate. The total net effect of the settlement of these intracompany transactions is reflected in the combined statements of cash flows as a financing activity, and in the combined balance sheets as net parent investment. Net parent company investment is primarily impacted by contributions from RRD which are the result of treasury activities and net funding provided by or distributed to RRD.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

The combined financial statements include certain expenses of RRD which were allocated to Donnelley Financial for certain functions, including general corporate expenses related to information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These expenses have been allocated to Donnelley Financial on the basis of direct usage, when available, with the remainder allocated on the pro rata basis of revenue, employee headcount, or other measures. Management considers the expense allocation methodology and results to be reasonable for all periods presented. However these allocations may not be indicative of the actual expenses that Donnelley Financial would have incurred as an independent public company or the costs it may incur in the future.

The income tax amounts in these combined financial statements have been calculated based on a separate income tax return methodology and presented as if the Company’s operations were separate taxpayers in the applicable jurisdictions.

RRD maintains various benefit and share-based compensation plans at a corporate level. Donnelley Financial employees participate in those programs and a portion of the cost of those plans is included in Donnelley Financial’s combined financial statements. However, Donnelley Financial’s combined balance sheets do not include any equity related to share-based compensation plans or any net benefit plan obligations unless Donnelley Financial is the sole sponsor of the plan. See Note 12, Retirement Plans, and Note 15, Stock and Incentive Programs for Employees, for a further description of the accounting for benefit and share-based compensation plans.

Donnelley Financial generates a portion of net revenue from sales to RRD’s subsidiaries. Additionally, Donnelley Financial utilizes RRD for freight and logistics, production of certain printed products and outsourced services business functions. Included in the combined financial statements were net revenues from intercompany sales of $7.8 million, $8.0 million and $8.9 million and cost of sales to RRD’s subsidiaries of $108.7 million, $115.8 million and $127.1 million for the years ended December 31, 2015, 2014 and 2013, respectively. Intercompany receivables and payables with RRD are reflected within net parent company investment in the accompanying combined financial statements.

Note 2. Significant Accounting Policies

Use of Estimates—The preparation of combined financial statements, in conformity with GAAP, requires the extensive use of management’s estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Estimates are used when accounting for items and matters including, but not limited to, allowance for uncollectible accounts receivable, inventory obsolescence, asset valuations and useful lives, taxes, restructuring and other provisions and contingencies.

Foreign Operations—Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates. Income and expense items are translated at the average rates during the respective periods. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of other comprehensive income (loss) while transaction gains and losses are recorded in net earnings. Deferred taxes are not provided on cumulative foreign currency translation adjustments when the Company expects foreign earnings to be permanently reinvested.

Fair Value Measurements—Certain assets and liabilities are required to be recorded at fair value on a recurring basis. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

orderly transaction between market participants. The Company records the fair value of its pension plan assets and other postretirement plan assets on a recurring basis. Assets measured at fair value on a nonrecurring basis include long-lived assets held and used, long-lived assets held for sale, goodwill and other intangible assets. The fair value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values. The three-tier value hierarchy, which prioritizes valuation methodologies based on the reliability of the inputs, is:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants.

Revenue Recognition—The Company files highly-customized materials, such as regulatory S-filings and IPOs with the SEC on behalf of its customers, and performs XBRL and related services. Revenue is recognized for these services upon completion of the service performed or following final delivery of the related printed product. The Company also provides virtual data room services and other content management services, for which revenue is recognized as the service is performed. The Company recognizes revenue for the majority of its products upon the transfer of title and risk of ownership, which is generally upon shipment to the customer. Because substantially all of the Company’s products are customized, product returns are not significant; however, the Company accrues for the estimated amount of customer credits at the time of sale.

The Company records deferred revenue in situations where amounts are invoiced but the revenue recognition criteria outlined above are not met. Such revenue is recognized when all criteria are subsequently met.

Certain revenues earned by the Company require judgment to determine if revenue should be recorded gross, as a principal, or net of related costs, as an agent. Billings for shipping and handling costs as well as certain postage costs, and out-of-pocket expenses are recorded gross. The Company’s printing operations process paper that may be supplied directly by customers or may be purchased by the Company and sold to customers. No revenue is recognized for customer-supplied paper, but revenues for Company-supplied paper are recognized on a gross basis.

Cash and cash equivalents—The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Short-term securities consist of investment grade instruments of governments, financial institutions and corporations.

Receivables—Receivables are stated net of allowances for doubtful accounts and primarily include trade receivables, notes receivable and miscellaneous receivables from suppliers. No single customer comprised more than 10% of the Company’s net sales in 2015, 2014 or 2013. Specific customer provisions are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. In addition, provisions are made at differing rates, based upon the age of the receivable and the Company’s historical collection experience. See Note 6, Accounts Receivable, for details of activity affecting the allowance for doubtful accounts receivable.

Inventories—Inventories include material, labor and factory overhead and are stated at the lower of cost or market and net of excess and obsolescence reserves for raw materials and finished goods. Provisions for excess

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

and obsolete inventories are made at differing rates, utilizing historical data and current economic trends, based upon the age and type of the inventory. Specific excess and obsolescence provisions are also made when a review of specific balances indicates that the inventories will not be utilized in production or sold. Inventory is valued using the First-In, First-Out (FIFO) or specific identification methods.

Long-Lived Assets—The Company assesses potential impairments to its long-lived assets if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets are reviewed annually for impairment or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Long-lived assets, other than goodwill, are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell.

Property, plant and equipment—Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives. Useful lives range from 15 to 40 years for buildings, the lesser of 7 years or the lease term for leasehold improvements and from 3 to 15 years for machinery and equipment. Maintenance and repair costs are charged to expense as incurred. Major overhauls that extend the useful lives of existing assets are capitalized. When properties are retired or disposed, the costs and accumulated depreciation are eliminated and the resulting profit or loss is recognized in the results of operations.

Goodwill—Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit. The Company’s goodwill balances for certain reporting units were reallocated from RRD’s historical reporting units based on the relative fair values of the businesses.

Goodwill is reviewed for impairment annually as of October 31 or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying value.

For certain reporting units, the Company may perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In performing this qualitative analysis, the Company considers various factors, including the excess of prior year estimates of fair value compared to carrying value, the effect of market or industry changes and the reporting units’ actual results compared to projected results. Based on this qualitative analysis, if management determines that it is more likely than not that the fair value of the reporting unit is greater than its carrying value, no further impairment testing is performed.

For the remaining reporting units, the Company compares each reporting unit’s fair value, estimated based on comparable company market valuations and expected future discounted cash flows to be generated by the reporting unit, to its carrying value. If the carrying value exceeds the reporting unit’s fair value, the Company performs an additional fair value measurement calculation to determine the impairment loss, which is charged to operations in the period identified.

The Company also performs an interim review for indicators of impairment at each quarter-end to assess whether an interim impairment review is required for any reporting unit. In the Company’s annual review at October 31, 2015, and its interim review for indicators of impairment as of December 31, 2015, management concluded that there were no indicators that the fair value of any of the reporting units with goodwill was more likely than not below its carrying value.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

Amortization—Certain costs to acquire and develop internal-use computer software are capitalized and amortized over their estimated useful life using the straight-line method, up to a maximum of five years. Amortization expense, primarily related to internally-developed software and excluding amortization expense related to other intangible assets, was $17.2 million, $14.6 million and $12.0 million for the years ended December 31, 2015, 2014 and 2013, respectively. Other intangible assets are recognized separately from goodwill and are amortized over their estimated useful lives. See Note 5, Goodwill and Other Intangible Assets, for further discussion of other intangible assets and the related amortization expense.

Share-Based Compensation—RRD maintains an incentive share-based compensation program for the benefit of its officers, directors, and certain employees, including certain Donnelley Financial employees. Share-based compensation expense has been allocated to the company based on the awards and terms previously granted to the Company’s employees as well as an allocation of compensation expense to RRD’s corporate and shared functional employees. See Note 15, Stock and Incentive Programs for Employees, for further discussion.

Pension and Other Postretirement Benefits Plans—Donnelley Financial employees participate in various pension and other postretirement healthcare plans sponsored by RRD. In Donnelley Financial’s statements of operations, these plans are accounted for as multiemployer benefit plans and, except as described in Note 12, Retirement Plans, no net liabilities have been reflected in Donnelley Financial’s combined balance sheets as there were no unfunded contributions due at the end of the year of any reporting period. Donnelley Financial’s statements of operations include expense allocations for these benefits. These expenses were funded through intercompany transactions with RRD which are reflected within net parent company investment. At the separation date, Donnelley Financial expects to record net benefit plan obligations transferred from RRD.

Effective December 31, 2013, RR Donnelley merged its primary qualified defined benefit pension plan with a separate defined benefit pension plan sponsored by Donnelley Financial. As a result of this merger, Donnelley Financial became the plan sponsor and primary legal obligor of this combined plan. The Company’s combined balance sheets reflect the net obligations of the combined plan as of December 31, 2014 and 2013. During 2015, the sponsorship of this combined plan was transferred to RR Donnelley, which became the primary legal obligor. Accordingly, the obligations of this combined plan are not reflected in the combined balance sheet of Donnelley Financial as of December 31, 2015.

Donnelley Financial engages outside actuaries to assist in the determination of the obligations and costs under these plans. The Company records annual income and expense amounts relating to its pension and other postretirement benefits plans based on calculations which include various actuarial assumptions including discount rates, expected long-term rates of return, turnover rates, health care cost trend rates and compensation increases. The Company reviews its actuarial assumptions on an annual basis as of December 31 (or more frequently if a significant event requiring remeasurement occurs) and modifies the assumptions based on current rates and trends when it is appropriate to do so. The effects of modifications are recognized immediately on the combined balance sheets, but are generally amortized into operating earnings over future periods, with the deferred amount recorded in accumulated other comprehensive income (loss).

Taxes on Income—In the Company’s combined financial statements, income tax expense and deferred tax balances have been calculated on a separate income tax return basis although the Company’s operations have historically been included in the tax returns filed by the respective RRD entities of which the Company’s business was a part. In the future, as a standalone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in historical periods.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. The Company maintains valuation allowances unless it is more likely than not that the deferred tax asset will be realized.

The Company maintains an income taxes payable or receivable account in each jurisdiction and, with the exception of certain entities outside the U.S. that will transfer to the Company at Separation, the Company is deemed to settle current tax balances with the RRD tax paying entities in the respective jurisdictions. These settlements are reflected as changes in net parent company investment in the combined balance sheets. The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense.

The Company is regularly audited by foreign and domestic tax authorities. These audits occasionally result in proposed assessments where the ultimate resolution might result in the Company owing additional taxes, including in some cases, penalties and interest. The Company recognizes a tax position in its financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. This recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Although management believes that its estimates are reasonable, the final outcome of uncertain tax positions may be materially different from that which is reflected in the Company’s financial statements. The Company adjusts such reserves upon changes in circumstances that would cause a change to the estimate of the ultimate liability, upon effective settlement or upon the expiration of the statute of limitations, in the period in which such event occurs. See Note 13, Income Taxes, for further discussion.

Comprehensive Income (Loss)—Comprehensive income (loss) for the Company consists of net earnings, unrecognized actuarial gains and losses and foreign currency translation adjustments. See Note 14, Comprehensive Income, for further discussion.

Note 3. Business Combinations

2014 Acquisition

On March 10, 2014, the Company acquired the assets of MultiCorpora R&D Inc. and MultiCorpora International Inc. (together “MultiCorpora”) for approximately $6.0 million. MultiCorpora is an international provider of translation technology solutions. The acquisition of MultiCorpora expanded the capabilities of the Company’s language solutions offering which supports clients’ multi-lingual communications. MultiCorpora’s operations are included in the International segment.

The MultiCorpora acquisition was recorded by allocating the cost of the acquisition to the assets acquired, including other intangible assets, based on their estimated fair values at the applicable acquisition date. The Company recorded intangible assets of $0.9 million and acquired software of $1.1 million. The excess of the cost of the MultiCorpora acquisition over the net amounts assigned to the fair value of the assets acquired was recorded as goodwill. Goodwill of $3.5 million resulted from this acquisition which is primarily attributable to the synergies expected to arise as a result of the acquisition.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

Note 4. Restructuring, Impairment and Other Charges

Restructuring, Impairment and Other Charges recognized in Results of Operations

2015	Employee Terminations	Other Restructuring Charges	Total Restructuring Charges	Other Charges	Total
U.S.	$1.4	$1.9	$3.3	$0.2	$3.5
International	0.9	—	0.9	—	0.9

Total	$2.3	$1.9	$4.2	$0.2	$4.4

Restructuring Charges

For the year ended December 31, 2015, the Company recorded net restructuring charges of $2.3 million for employee termination costs for 64 employees, all of whom were terminated as of December 31, 2015. These charges primarily related to the reorganization of certain administrative functions. Additionally, the Company incurred lease termination and other restructuring charges of $1.9 million for the year ended December 31, 2015.

2014	Employee Terminations	Other Restructuring Charges	Total Restructuring Charges	Impairment	Other Charges	Total
U.S.	$0.1	$2.1	$2.2	$—	$0.3	$2.5
International	0.6	—	0.6	1.7	—	2.3

Total	$0.7	$2.1	$2.8	$1.7	$0.3	$4.8

Restructuring and Impairment Charges

For the year ended December 31, 2014, the Company recorded net restructuring charges of $0.7 million for employee termination costs for 9 employees, all of whom were terminated as of December 31, 2015. These charges primarily related to the integration of MultiCorpora and the reorganization of certain operations. Additionally, the Company incurred lease termination and other restructuring charges of $2.1 million for the year ended December 31, 2014.

During the fourth quarter of 2014, the Company recorded non-cash impairment charges of $1.7 million related to the impairment of an acquired customer relationship intangible asset in the International segment. The impairment of the customer relationship intangible asset resulted from a decline in Latin America’s expected future capital markets transactions revenue. The impairment of the customer relationship asset was determined using Level 3 inputs and estimated based on cash flow analysis, which included management’s assumptions related to future revenues and profitability. See Note 9, Fair Value Measurement, for further discussion of these Level 3 inputs.

2013	Employee Terminations	Other Restructuring Charges	Total Restructuring Charges	Impairment	Other Charges	Total
U.S.	$1.3	$1.9	$3.2	$5.7	$3.4	$12.3
International	0.6	0.1	0.7	—	—	0.7

Total	$1.9	$2.0	$3.9	$5.7	$3.4	$13.0

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

Restructuring and Impairment Charges

For the year ended December 31, 2013, the Company recorded net restructuring charges of $1.9 million for employee termination costs for 37 employees, all of whom were terminated as of December 31, 2015. These charges primarily related to the reorganization of certain administrative functions. Additionally, the Company incurred lease termination and other restructuring charges of $2.0 million for the year ended December 31, 2013.

During the fourth quarter of 2013, the Company recorded non-cash impairment charges of $3.3 million related to the impairment of an acquired customer relationship intangible asset in the U.S. segment. The impairment of the customer relationship intangible asset resulted from a decline in XBRL compliance services volume. The impairment of the customer relationship asset was determined using Level 3 inputs and estimated based on cash flow analysis, which included management’s assumptions related to future revenues and profitability. For the year ended December 31, 2013, the Company also recorded non-cash impairment charges of $2.4 million primarily related to buildings and machinery and equipment associated with facility closings. The fair values of the buildings and machinery and equipment were determined to be Level 3 under the fair value hierarchy and were estimated based on discussions with real estate brokers, review of comparable properties, if available, discussions with machinery and equipment brokers, dealer quotes and internal expertise related to the current marketplace conditions. See Note 9, Fair Value Measurement, for further discussion of these Level 3 inputs.

Other Charges

For the year ended December 31, 2013, the Company recorded charges of $3.4 million as a result of its decision to withdraw from further participation in the multi-employer pension plans. These charges for multi-employer pension plan withdrawal obligations, unrelated to facility closures, represent the Company’s best estimate of the expected settlement of these withdrawal liabilities. The liabilities for these withdrawal obligations of $3.1 million were included in other noncurrent liabilities as of December 31, 2013.

The Company’s withdrawal liabilities could be affected by the financial stability of other employers participating in the plans and any decisions by those employers to withdraw from the plans in the future. While it is not possible to quantify the potential impact of future events or circumstances, reductions in other employers’ participation in multi-employer pension plans, including certain plans from which the Company has previously withdrawn, could have a material impact on the Company’s previously estimated withdrawal liabilities, combined results of operations, financial position or cash flows.

Restructuring Reserve

The restructuring reserve as of December 31, 2015 and 2014, and changes during the year ended December 31, 2015, were as follows:

	December 31, 2014	Restructuring Charges	Foreign Exchange and Other	Cash Paid	December 31, 2015
Employee terminations	$0.1	$2.3	$—	$(1.5)	$0.9
Lease terminations and other	6.1	1.9	(0.2)	(2.9)	4.9

Total	$6.2	$4.2	$(0.2)	$(4.4)	$5.8

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

The current portion of restructuring reserves of $3.6 million at December 31, 2015 was included in accrued liabilities, while the long-term portion of $2.2 million, primarily related to lease termination costs, was included in other noncurrent liabilities at December 31, 2015.

The restructuring liabilities classified as “lease terminations and other” consisted of lease terminations, other facility closing costs and contract termination costs. Payments on certain of the lease obligations are scheduled to continue until 2026. Market conditions and the Company’s ability to sublease these properties could affect the ultimate charges related to the lease obligations. Any potential recoveries or additional charges could affect amounts reported in the Company’s financial statements.

The restructuring reserve as of December 31, 2014 and 2013, and changes during the year ended December 31, 2014, were as follows:

	December 31, 2013	Restructuring Charges	Foreign Exchange and Other	Cash Paid	December 31, 2014
Employee terminations	$1.8	$0.7	$—	$(2.4)	$0.1
Lease terminations and other	8.4	2.1	(0.2)	(4.2)	6.1

Total	$10.2	$2.8	$(0.2)	$(6.6)	$6.2

The current portion of restructuring reserves of $3.1 million at December 31, 2014 was included in accrued liabilities, while the long-term portion of $3.1 million, primarily related to lease termination costs, was included in other noncurrent liabilities at December 31, 2014.

Note 5. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2014 were as follows:

	U.S.	International	Total
Net book value as of January 1, 2014	$429.2	$17.3	$446.5
Acquisitions	—	3.5	3.5
Foreign exchange and other adjustments	—	(1.2)	(1.2)

Net book value as of December 31, 2014	429.2	19.6	448.8
Foreign exchange and other adjustments	—	(2.0)	(2.0)

Net book value as of December 31, 2015	$429.2	$17.6	$446.8

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

The components of intangible assets at December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$140.2	$(71.8)	$68.4	$142.6	$(58.5)	$84.1
Trade names	6.3	(5.5)	0.8	6.3	(4.6)	1.7
Trademarks, licenses and agreements	6.2	(6.1)	0.1	6.2	(5.9)	0.3

Total intangible assets	$152.7	$(83.4)	$69.3	$155.1	$(69.0)	$86.1

In the fourth quarter of 2014, the Company recorded non-cash impairment charges of $1.7 million related to the impairment of an acquired customer relationship intangible asset in the International segment. See Note 4, Restructuring, Impairment and Other Charges, for further discussion regarding this impairment charge.

Amortization expense for other intangible assets was $15.4 million, $16.6 million and $19.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The following table outlines the estimated future amortization expense related to other intangible assets as of December 31, 2015.

Amount
2016	$14.4
2017	14.4
2018	13.8
2019	13.8
2020	12.5
2021 and thereafter	0.4

Total	$69.3

Note 6. Accounts Receivable

Transactions affecting the allowances for doubtful accounts receivable balance during the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Balance, beginning of year	$3.9	$4.9	$9.1
Provisions charged to expense	0.5	1.4	2.7
Write-offs and other	0.2	(2.4)	(6.9)

Balance, end of year	$4.6	$3.9	$4.9

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

Note 7. Inventories

The components of the Company’s inventories, net of excess and obsolescence reserves for raw materials and finished goods, at December 31, 2015 and 2014 were as follows:

	2015	2014
Raw materials and manufacturing supplies	$8.0	$7.2
Work in process	9.6	12.0
Finished goods	4.6	3.3

Total	$22.2	$22.5

Note 8. Property, Plant and Equipment

The components of the Company’s property, plant and equipment at December 31, 2015 and 2014 were as follows:

	2015	2014
Land	$10.0	$10.0
Buildings	44.7	45.4
Machinery and equipment	121.4	121.7

	176.1	177.1
Accumulated depreciation	(143.1)	(140.6)

Total	$33.0	$36.5

For the years ended December 31, 2015, 2014 and 2013, depreciation expense was $9.1 million, $9.5 million and $5.8 million, respectively.

Note 9. Fair Value Measurement

Certain assets and liabilities are required to be recorded at fair value on a recurring basis. The Company’s assets and liabilities required to be adjusted to fair value on a recurring basis are pension benefit plan assets. See Note 12, Retirement Plans, for the fair value of the Company’s pension benefit plan assets as of December 31, 2014 and 2013.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record certain assets and liabilities at fair value on a nonrecurring basis, generally as a result of acquisitions or the remeasurement of assets resulting in impairment charges. See Note 3, Business Combinations, for further discussion on the fair value of assets and liabilities associated with acquisitions.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

There were no impairments for the year ended December 31, 2015. The fair value as of the measurement date, net book value as of the end of the year and related impairment charge for assets measured at fair value on a nonrecurring basis subsequent to initial recognition during the years ended December 31, 2014 and 2013 were as follows:

	Year Ended December 31, 2014		As of December 31, 2014
	Impairment Charge	Fair Value Measurement (Level 3)	Net Book Value
Other intangible assets	$1.7	$—	$—

	Year Ended December 31, 2013		As of December 31, 2013
	Impairment Charge	Fair Value Measurement (Level 3)	Net Book Value
Long-lived assets held for sale or disposal	$2.4	$2.4	$2.2
Other intangible assets	3.3	—	—

Total	$5.7	$2.4	$2.2

During the year ended December 31, 2014, the Company recorded impairment charges of $1.7 million related to the impairment of an acquired customer relationship intangible asset in the International reporting unit. After recording the impairment charges, remaining customer relationship assets in the International reporting unit were $16.5 million as of December 31, 2014. See Note 4, Restructuring, Impairment and Other Charges, for further discussion regarding these impairment charges.

During the year ended December 31, 2013, Company recorded impairment charges of $3.3 million related to the impairment of an acquired customer relationship intangible asset in the Capital Markets reporting unit. After recording the impairment charges, remaining customer relationship intangible assets in the Capital Markets reporting unit were $2.2 million as of December 31, 2013. See Note 4, Restructuring, Impairment and Other Charges, for further discussion regarding these impairment charges.

RRD’s accounting and finance management determines the valuation policies and procedures for Level 3 fair value measurements and is responsible for the development and determination of unobservable inputs.

The fair values of the long-lived assets held for sale or disposal were determined using Level 3 inputs and were estimated based on discussions with real estate brokers, review of comparable properties, if available, discussions with machinery and equipment brokers, dealer quotes and internal expertise related to the current marketplace conditions. Unobservable inputs obtained from third parties are adjusted as necessary for the condition and attributes of the specific asset.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

The following table presents the fair value, valuation techniques and related unobservable inputs for these Level 3 measurements for the years ended December 31, 2014 and 2013.

	Fair Value	Valuation Technique	Unobservable Input	Range
2014
Customer relationships	$—	Excess earnings	Attrition rate	12.0%
2013
Customer relationships	$—	With and without method	Discount rate	16.0%

Note 10. Accrued Liabilities

The components of the Company’s accrued liabilities at December 31, 2015 and 2014 were as follows:

	2015	2014
Employee-related liabilities	$40.6	$39.8
Customer-related liabilities	19.0	18.6
Accrued fixed assets	4.1	1.7
Restructuring liabilities	3.6	3.1
Other	8.1	10.6

Total accrued liabilities	$75.4	$73.8

Employee-related liabilities consist primarily of sales commission, payroll, incentive compensation and employee benefit accruals. Customer-related liabilities consist primarily of deferred revenue and progress billings and volume discount accruals. Other accrued liabilities include miscellaneous operating accruals and income and other tax liabilities.

Note 11. Commitments and Contingencies

As of December 31, 2015, the Company had commitments of approximately $3.2 million for the purchase of property, plant and equipment related to incomplete projects. In addition, as of December 31, 2015, the Company had commitments of approximately $1.1 million for outsourced services, professional, maintenance and other services. The Company also has contractual commitments of $0.9 million for severance payments related to employee restructuring activities.

Future minimum rental commitments under operating leases are as follows:

Year Ended December 31	Amount
2016	$24.3
2017	18.4
2018	10.8
2019	8.8
2020	7.3
2021 and thereafter	29.6

$99.2

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

The Company has operating lease commitments, including those for vacated facilities, totaling $99.2 million extending through various periods to 2026. Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating approximately $31.5 million. The Company remains secondarily liable under these leases in the event that the sub-lessee defaults under the sublease terms. The Company does not believe that material payments will be required as a result of the secondary liability provisions of the primary lease agreements.

Rent expense for facilities in use and equipment was $22.2 million, $22.5 million and $23.1 million for the years ended December 31, 2015, 2014 and 2013, respectively. Rent expense for vacated facilities was recognized as restructuring, impairment and other charges. See Note 4, Restructuring, Impairment and Other Charges, for further details.

Litigation

From time to time, the Company’s customers and others file voluntary petitions for reorganization under United States bankruptcy laws. In such cases, certain pre-petition payments received by the Company from these parties could be considered preference items and subject to return. In addition, the Company may be party to certain litigation arising in the ordinary course of business. Management believes that the final resolution of these preference items and litigation will not have a material effect on the Company’s combined results of operations, financial position or cash flows.

Note 12. Retirement Plans

Donnelley Financial’s Participation in RRD’s Pension and Postretirement Benefit Plans

RRD provides pension and other postretirement healthcare benefits to certain RRD current and former employees. In Donnelley Financial’s combined financial statements, these plans are accounted for as multiemployer benefit plans, and as such, these liabilities are not reflected in Donnelley Financial’s combined balance sheets. At the separation date, Donnelley Financial expects to record net benefit plan obligations transferred from RRD related to these plans.

Donnelley Financial’s combined statements of operations include expense allocations for these benefits. These allocations were funded through intercompany transactions with RRD which are reflected within net parent company investment in Donnelley Financial.

Total RRD pension and postretirement benefit plan net income allocated to Donnelley Financial, related to pension cost and postretirement benefits, was $3.7 million in 2015, $4.3 million in 2014 and $2.2 million in 2013. Included in these allocations is an allocation for other postretirement benefit plans for $1.9 million in 2015, $1.8 million in 2014 and $1.1 million in 2013. These allocations are reflected in the Company’s cost of sales and selling, general and administrative expenses.

Donnelley Financial’s Pension Plans

RRD maintains a defined benefit plan (the “plan”) for certain current and former U.S. employees of RRD. Effective December 31, 2013, RRD merged the plan into a separate defined benefit pension plan for Donnelley Financial to create a combined defined benefit pension plan (the “combined plan”). As a result of this merger, Donnelley Financial became the plan sponsor and legal obligor of the combined plan, which includes a

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

significant amount of obligations to both current and former employees of RRD that are not employees of Donnelley Financial. The Company’s combined financial statements reflect the net obligations of the combined plan as a result of the Company being the legal obligor as of and for the periods ending December 31, 2014 and 2013. During 2015, the sponsorship of the combined plan was transferred to RRD, which became the legal obligor of the combined plan. Accordingly, the obligations of the combined plan are not reflected in the combined balance sheet of Donnelley Financial as of December 31, 2015. As of the separation date, Donnelley Financial expects to record a portion of the net benefit plan obligations related to the combined plan and transferred from RRD. The Company’s primary defined benefit plans are frozen. No new employees will be permitted to enter the Company’s frozen plans and participants will earn no additional benefits. Benefits are generally based upon years of service and compensation. These defined benefit retirement income plans are funded in conformity with the applicable government regulations. The Company funds at least the minimum amount required for all funded plans using actuarial cost methods and assumptions acceptable under government regulations.

The annual income and expense amounts relating to the pension plan are based on calculations which include various actuarial assumptions including, mortality expectations, discount rates and expected long-term rates of return. The Company reviews its actuarial assumptions on an annual basis as of December 31 (or more frequently if a significant event requiring remeasurement occurs) and modifies the assumptions based on current rates and trends when it is appropriate to do so. The effects of modifications are recognized immediately on the combined balance sheets, but are amortized into operating earnings over future periods, with the deferred amount recorded in accumulated other comprehensive income (loss). Total pension (income) /expense was ($27.0) million, $62.1 million and ($0.7) million in 2015, 2014 and 2013, respectively, of which ($25.2) million, ($31.0) million and $0.4 million was allocated in the same three years to RRD and RRD related parties.

In June 2014, RRD communicated to certain former employees the option to receive a lump-sum pension payment or annuity computed in accordance with statutory requirements, with payments beginning in the fourth quarter of 2014. Payments to eligible participants who elected to receive a lump-sum pension payment or annuity were funded from existing pension plan assets and constituted a complete settlement of the Company’s pension liabilities with respect to these participants. The Company’s pension assets and liabilities were remeasured as of the payout dates. The discount rates and actuarial assumptions used to calculate the payouts were determined in accordance with federal regulations. As of the remeasurement dates, the reductions in the reported pension obligations for these participants was $404.0 million, compared to payout amounts of approximately $317.7 million. The Company recorded non-cash settlement charges of $95.7 million included in selling, general and administrative expenses in the fourth quarter of 2014 in connection with the settlement payments. These charges resulted from the recognition in earnings of a portion of the losses recorded in accumulated other comprehensive loss based on the proportion of the obligation settled.

During the year ended December 31, 2014, the Company adopted the Society of Actuaries RP-2014 mortality tables which were used in the calculation of the Company’s U.S. pension obligations. The new mortality tables increased the expected life of plan participants, extending the length of time that payments may be required and increasing the plans’ total expected benefit payments. The updated mortality assumptions increased the benefit obligations of the combined pension plans by approximately $274.0 million as of December 31, 2014.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

The pension plan obligations are calculated using generally accepted actuarial methods and are measured as of December 31. Actuarial gains and losses for frozen plans are amortized using the corridor method over the average remaining expected life of active plan participants.

	Pension Benefits
	2015	2014	2013
Service cost	$—	$0.1	$—
Interest cost	147.3	161.7	7.5
Expected return on plan assets	(210.7)	(224.5)	(9.3)
Amortization of actuarial loss	36.4	29.1	0.4
Settlements	—	95.7	0.7

Net periodic benefit (income) expense	$(27.0)	$62.1	$(0.7)

Income (expense) allocated to RRD affiliates	25.2	31.0	(0.4)

Net periodic benefit (income) expense, net of allocation	$(1.8)	$93.1	$(1.1)

Weighted average assumption used to calculate net periodic benefit expense:
Discount rate	4.2%	5.0%	4.2%
Expected return on plan assets	7.5%	7.8%	8.0%

The components of the net periodic benefit (income) expense and total (income) expense were as follows:

Reconciliation of funded status

	Pension Benefits
	2015	2014
Benefit obligation at beginning of year	$3,631.1	$3,360.3
Service cost	—	0.1
Interest cost	147.3	161.7
Actuarial (gain) loss	(254.0)	567.1
Plan transfer	(3,363.2)	—
Curtailments and settlements	—	(317.7)
Benefits paid	(158.0)	(140.4)

Benefit obligation at end of year	$3.2	$3,631.1

Fair value of plan assets at beginning of year	$3,219.9	$3,281.5
Actual return on assets	(33.8)	382.1
Settlements	—	(317.7)
Employer contributions	—	14.4
Plan transfer	(3,028.1)	—
Benefits paid	(158.0)	(140.4)

Fair value of plan assets at end of year	$—	$3,219.9

Funded status at end of year	$(3.2)	$(411.2)

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

The accumulated benefit obligation for all defined benefits pension plans was $3.2 million and $3,631.1 million at December 31, 2015 and 2014, respectively.

	Pension Benefits
	2015	2014
Prepaid pension cost (included in other noncurrent assets)	$0.1	$—
Accrued benefit cost (included in accrued liabilities)	(3.3)	—
Pension liabilities	—	(411.2)

Net liabilities recognized in the Combined Balance Sheets	$(3.2)	$(411.2)

The amounts included in accumulated other comprehensive income (loss) in the Combined Balance Sheets excluding tax effects, that have not been recognized as components of net periodic cost at December 31, 2015 and 2014 were as follows:

	Pension Benefits
	2015	2014
Accumulated other comprehensive income (loss)
Net actuarial gain (loss)	$0.1	$(1,115.6)

Total	$0.1	$(1,115.6)

The pre-tax amounts recognized in other comprehensive income (loss) in 2015 as components of net periodic costs were as follows:

Pension Benefits
Amortization of:
Net actuarial loss	$36.4
Amounts arising during the period:
Net actuarial gain	9.5

Total	$45.9

Actuarial gains and losses in excess of 10.0% of the greater of the projected benefit obligation or the market-related value of plan assets were recognized as a component of net periodic benefit costs over the average remaining service period of a plan’s active employees. As a result of the plan freezes, the actuarial gains and losses are recognized as a component of net periodic benefit costs over the average remaining life of a plan’s active employees. Unrecognized prior service costs or credits are also recognized as a component of net periodic benefit cost over the average remaining service period of a plan’s active employees.

The weighted average assumptions used to determine the benefit obligation at the measurement date were as follows:

	Pension Benefits
	2015	2014
Discount rate	0.7%	4.1%

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

The following table provides a summary of under-funded or unfunded pension benefit plans with projected benefit obligations in excess of plan assets as of December 31, 2015 and 2014:

	Pension Benefits
	2015	2014
Projected benefit obligation	$3.2	$3,631.1
Fair value of plan assets	—	3,219.9

The following table provides a summary of pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2015 and 2014:

	Pension Benefits
	2015	2014
Accumulated benefit obligation	$3.2	$3,631.1
Fair value of plan assets	—	3,219.9

Benefit payments are expected to be paid as follows:

Pension Benefits
2016	$1.1
2017	1.1
2018	1.0

Plan Assets

The Company’s U.S. pension plans are frozen and the Company has transitioned to a risk management approach for its U.S. pension plan assets. The overall investment objective of this approach is to further reduce the risk of significant decreases in the plan’s funded status by allocating a larger portion of the plan’s assets to investments expected to hedge the impact of interest rate risks on the plan’s obligation. Over time, the target asset allocation percentage for the pension plan is expected to decrease for equity and other “return seeking” investments and increase for fixed income and other “hedging” investments. The assumed long-term rate of return for plan assets, which is determined annually, is likely to decrease as the asset allocation shifts over time. The expected long-term rate of return for plan assets is based upon many factors including asset allocations, historical asset returns, current and expected future market conditions, risk and active management premiums. The target asset allocation percentage as of December 31, 2014, for the primary U.S. pension plan was approximately 60.0% for return seeking investments and approximately 40.0% for hedging investments.

The Company segregated its plan assets by the following major categories and levels for determining their fair value as of 2014:

Cash and cash equivalents—Carrying value approximates fair value. As such, these assets were classified as Level 1. The Company also invests in certain short-term investments which are valued using the amortized cost method. As such, these assets were classified as Level 2.

Equity—The values of individual equity securities were based on quoted prices in active markets. As such, these assets are classified as Level 1. Additionally, the Company invests in certain equity funds that are

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

valued at calculated net asset value per share (“NAV”), but are not quoted on active markets. As such, these assets were classified as Level 2. Additionally, this category includes underlying securities in trust owned life insurance policies which are invested in certain equity securities. These investments are not quoted on active markets; therefore, they are classified as Level 2.

Fixed income—Fixed income securities are typically priced based on a valuation model rather than a last trade basis and are not exchange-traded. These valuation models involve utilizing dealer quotes, analyzing market information, estimating prepayment speeds and evaluating underlying collateral. Accordingly, the Company classified these fixed income securities as Level 2. Fixed income securities also include investments in various asset-backed securities that are part of a government sponsored program. The prices of these asset-backed securities were obtained by independent third parties using multi-dimensional, collateral specific prepayments tables. Inputs include monthly payment information and collateral performance. As the values of these assets was determined based on models incorporating observable inputs, these assets were classified as Level 2. The Company also invests in certain fixed income funds that were priced on active markets and were classified as Level 1. Additionally, this category includes underlying securities in trust owned life insurance policies which are invested in certain fixed income securities. These investments are not quoted on active markets; therefore, they are classified as Level 2.

Derivatives and other—This category includes assets and liabilities that are futures or swaps traded on a primary exchange and are priced by multiple providers. Accordingly, the Company classified these assets and liabilities as Level 1. This category also includes various other assets in which carrying value approximates fair value. Additionally, this category includes investments in commodity and structured credit funds that are not quoted on active markets; therefore, they are classified as Level 2.

Real estate—The fair market value of real estate investment trusts is based on observable inputs for similar assets in active markets, for instance, appraisals and market comparables. Accordingly, the real estate investments were categorized as Level 2.

Private equity—Includes the Company’s interest in various private equity funds that are valued by the investment manager on a periodic basis with models that use market, income and cost valuation methods. The valuation inputs are not highly observable, and these interests are not actively traded on an open market. Accordingly, this interest was categorized as Level 3.

For Level 2 and Level 3 plan assets, management reviews significant investments on a quarterly basis including investigation of unusual fluctuations in price or returns and obtaining an understanding of the pricing methodology to assess the reliability of third-party pricing estimates.

The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Company believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts. The Company invests in various assets in which valuation is determined by NAV. The Company believes that the NAV is representative of fair value at the reporting date, as there are no significant restrictions on redemption of these investments or other reasons to indicate that the investment would be redeemed at an amount different than the NAV.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

The pension plan sponsor changed in the fourth quarter of 2015, thus the Company no longer records plan assets on the combined balance sheets. The fair values of the Company’s pension plan assets at December 31, 2014, by asset category were as follows:

	December 31, 2014
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$57.7	$35.4	$22.3	$—
Equity	1,534.4	890.8	643.6	—
Fixed income	1,457.9	—	1,457.9	—
Derivatives and other	1.0	0.8	0.2	—
Real estate	121.6	—	121.6	—
Private equity	47.3	—	—	47.3

Total	$3,219.9	$927.0	$2,245.6	$47.3

The following table provides a summary of changes in the fair value of the Company’s Level 3 assets:

Private Equity
Balance at January 1, 2014	$43.4
Unrealized gains—net	13.6
Purchases, sales and settlements	(9.7)

Balance at December 31, 2014	$47.3

Unrealized gains—net	11.9
Purchases, sales and settlements	(14.1)
Plan transfer	(45.1)

Balance at December 31, 2015	$—

Employer 401(k) Savings Plan—For the benefit of most of its U.S. employees, RRD maintains a defined contribution retirement savings plan (401(k)) that is intended to be qualified under Section 401(a) of the Internal Revenue Code. Under this plan, employees may contribute a percentage of eligible compensation on both a before-tax and after-tax basis. RRD may provide a 401(k) discretionary match to participants, but did not in 2015, 2014 or 2013.

Multi-Employer Pension Plans—The Company no longer participates in any active defined benefit multi-employer pension plans. For the year ended December 31, 2013, the Company recorded charges of $3.4 million related to its complete withdrawal from one multi-employer pension plan. During the years ended December 31, 2015 and 2014, the Company incurred additional charges of $0.2 million and $0.3 million, respectively, related to the same withdrawal. These charges were recorded as restructuring, impairment and other charges and represent the Company’s best estimate of the expected settlement of these withdrawal liabilities. See Note 4, Restructuring, Impairment and Other Charges, to the combined financial statements for further details of charges related to complete multi-employer pension plan withdrawal liabilities recognized in the combined statements of operations.

During the years ended December 31, 2015, 2014 and 2013, the Company did not make any regular contributions to this multi-employer pension plan.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

Note 13. Income Taxes

In the Company’s combined financial statements, income tax expense and deferred tax balances have been calculated on a separate tax return basis although the Company’s operations, in certain circumstances, have historically been included in the tax returns filed by the respective RRD entities of which the Company’s business was a part. In the future, as a stand-alone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in the historical periods.

The Company maintains an income taxes payable or receivable account in each jurisdiction and with the exception of certain entities outside the U.S. that will transfer to the Company at Separation, the Company is deemed to settle current tax balances with the RRD tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in net parent company investment in the combined balance sheets.

For the three years ended December 31, 2015, 2014 and 2013, the Company’s uncertain tax liabilities were not material to the combined financial statements.

Income taxes have been based on the following components of earnings from operations before income taxes for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
U.S.	$156.1	$74.9	$146.0
Foreign	15.6	17.5	12.9

Total	$171.7	$92.4	$158.9

The components of income tax expense (benefit) from operations for the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Current:
U.S. Federal	$41.3	$34.2	$49.4
U.S. State and Local	12.1	10.5	14.5
Foreign	3.8	3.2	4.4

Current income tax expense	57.2	47.9	68.3

Deferred:
U.S. Federal	8.1	(10.6)	(4.1)
U.S. State and Local	2.2	(3.0)	(1.4)
Foreign	(0.1)	0.7	(0.2)

Deferred income tax expense (benefit)	10.2	(12.9)	(5.7)

Total	$67.4	$35.0	$62.6

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

The following table outlines the reconciliation of differences between the Federal statutory tax rate and the Company’s effective income tax rate:

	2015	2014	2013
Federal statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of U.S. federal income tax benefit	5.4	5.5	5.5
Foreign tax rate differential	(1.0)	(3.0)	(0.7)
Domestic manufacturing deduction	(0.9)	(1.3)	(1.3)
Adjustment of uncertain tax positions and interest	0.1	(0.1)	(0.3)
Change in valuation allowances	—	0.1	1.3
Other	0.7	1.7	(0.1)

Effective income tax rate	39.3%	37.9%	39.4%

Deferred income taxes

The significant deferred tax assets and liabilities at December 31, 2015 and 2014 were as follows:

	2015	2014
Deferred tax assets:
Accrued liabilities	$21.4	$21.6
Net operating losses and other tax carryforwards	19.4	22.3
Pension and other postretirement benefit plans liabilities	2.3	166.8
Other	1.7	1.3

Total deferred tax assets	44.8	212.0
Valuation allowances	(4.9)	(5.3)

Total deferred tax assets	$39.9	$206.7

Deferred tax liabilities:
Other intangible assets	$(23.2)	$(26.8)
Accelerated depreciation	(5.1)	(5.9)
Other	(2.0)	(2.1)

Total deferred tax liabilities	(30.3)	(34.8)

Net deferred tax assets	$9.6	$171.9

In the fourth quarter of 2015, the Company adopted Accounting Standards Update No. 2015-17 “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”), which requires all deferred tax liabilities and assets to be classified as noncurrent on the balance sheet. The Company adopted the standard prospectively. Therefore, deferred tax balances above are classified as noncurrent in the combined balance sheet as of December 31, 2015, and deferred tax amounts are classified as current or noncurrent in accordance with the asset or liability to which they relate in the combined balance sheet as of December 31, 2014.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

Transactions affecting the valuation allowances on deferred tax assets during the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Balance, beginning of year	$5.3	$5.6	$5.0
Current year expense—net	—	0.1	2.0
Write-offs	—	—	(1.3)
Foreign exchange and other	(0.4)	(0.4)	(0.1)

Balance, end of year	$4.9	$5.3	$5.6

As of December 31, 2015, the Company had domestic and foreign net operating loss deferred tax assets and other tax carryforwards of approximately $16.4 million and $3.0 million ($18.6 million and $3.7 million, respectively, at December 31, 2014), of which $4.0 million expires between 2016 and 2025. Limitations on the utilization of these tax assets may apply. The Company has provided valuation allowances to reduce the carrying value of certain deferred tax assets, as management has concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be fully realized.

Deferred income taxes are not provided on the excess of the investment value for financial reporting over the tax basis of investments in foreign subsidiaries because such excess is considered to be permanently reinvested in those operations. Undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested outside of the U.S. were approximately $77.9 million as of December 31, 2015. Upon repatriation of these earnings to the U.S. in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign taxes. The tax cost would depend on income tax laws and circumstances at the time of distribution.

Cash payments for income taxes for certain foreign jurisdictions were $1.9 million, $1.5 million and $0.5 million in 2015, 2014 and 2013, respectively. In certain jurisdictions, such as the United States, the Company is deemed to settle current tax balances with RRD within net parent investment. Total amounts settled with RRD were $55.1 million, $46.7 million, and $69.6 million for 2015, 2014, and 2013, respectively. Cash refunds for income taxes were $0.1 million and $1.2 million in 2015 and 2013, respectively. There were no refunds for income taxes in 2014.

Note 14. Comprehensive Income

The components of other comprehensive income (loss) and income tax expense allocated to each component for the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015			2014			2013
	Before Tax Amount	Income Tax Expense	Net of Tax Amount	Before Tax Amount	Income Tax Expense	Net of Tax Amount	Before Tax Amount	Income Tax Expense	Net of Tax Amount
Translation adjustments	$(7.5)	$—	$(7.5)	$(2.9)	$—	$(2.9)	$(3.9)	$—	$(3.9)
Adjustment for net periodic pension plan cost	45.9	18.4	27.5	(284.5)	(114.6)	(169.9)	39.3	15.9	23.4

Other comprehensive income (loss)	$38.4	$18.4	$20.0	$(287.4)	$(114.6)	$(172.8)	$35.4	$15.9	$19.5

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

The following table summarizes changes in accumulated other comprehensive loss by component for the years ended December 31, 2015, 2014 and 2013:

	Pension Plan Cost	Translation Adjustments	Total
Balance at January 1, 2013	$(25.4)	$(1.7)	$(27.1)
Transfer of pension plan from parent company, net	(493.3)	—	(493.3)
Other comprehensive loss before reclassifications	23.4	(3.9)	19.5

Net change in accumulated other comprehensive loss	(469.9)	(3.9)	(473.8)

Balance at December 31, 2013	$(495.3)	$(5.6)	$(500.9)

Other comprehensive loss before reclassifications	(244.5)	(2.9)	(247.4)
Amounts reclassified from accumulated other comprehensive loss	74.6	—	74.6

Net change in accumulated other comprehensive loss	(169.9)	(2.9)	(172.8)

Balance at December 31, 2014	$(665.2)	$(8.5)	$(673.7)

Other comprehensive income (loss) before reclassifications	5.7	(7.5)	(1.8)
Amounts reclassified from accumulated other comprehensive loss	21.8	—	21.8
Transfer of pension plan to parent company, net	637.7	—	637.7

Net change in accumulated other comprehensive loss	665.2	(7.5)	657.7

Balance at December 31, 2015	$—	$(16.0)	$(16.0)

Reclassifications from accumulated other comprehensive loss for the year ended December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013	Classification in the Combined Statements of Operations
Amortization of pension plan cost:
Net actuarial loss	$36.4	$29.1	$—	(a)
Settlements	—	95.7	—	(a)

Reclassifications before tax	36.4	124.8	—
Income tax expense	14.6	50.2	—

Reclassifications, net of tax	$21.8	$74.6	$—

(a)	These accumulated other comprehensive income components are included in the calculation of net periodic pension (income) expense, a component of which was allocated to Donnelley Financial, and recognized in cost of sales and selling, general and administrative expenses in the Combined Statements of Operations (see Note 12, Retirement Plans).

Note 15. Stock and Incentive Programs for Employees

RRD maintains an incentive stock program for the benefit of its officers, directors and certain employees, including certain Donnelley Financial employees. The following disclosures represent the portion of RRD’s program in which Donnelley Financial’s employees participate. RRD’s share-based compensation programs in which Donnelley Financial employees participated included non-qualified stock options and restricted stock units (“RSUs”).

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

Share-based compensation expense includes expense attributable to the Company based on the award terms previously granted to the Company’s employees and an allocation of RRD’s corporate and shared functional employees. As the share-based compensation plans are RRD’s plans, the amounts have been recognized through net parent company investment on the combined balance sheets. Total compensation expense related to all share based compensation plans was $1.6 million, $2.1 million and $2.1 million for the years ended December 31, 2015, 2014 and 2013, respectively.

General Terms of Awards

Under various incentive plans, RRD has granted certain employees non-qualified stock options and RSUs. The Human Resources Committee of RRD’s Board of Directors has discretion to establish the terms and conditions for grants, including the number of shares, vesting and required service or other performance criteria. Donnelley Financial’s employees participate in RRD’s 2012 Performance Incentive Plan (the “2012 PIP”). The maximum term of any award under the 2012 PIP and previous plans is ten years.

For all of RRD’s stock options outstanding at December 31, 2015, the exercise price of the stock option equals the fair market value of RRD’s common stock on the option grant date. Options generally vest over four years or less from the date of grant, upon retirement or upon a change in control of RRD. Compensation expense related to stock options for the years ended December 31, 2015, 2014 and 2013 was immaterial.

The rights granted to the recipient of RSU awards generally accrue ratably over the restriction or vesting period, which is generally four years. RRD has also granted RSU awards which cliff vest three years from the grant date. RSU awards are subject to forfeiture upon termination of employment prior to vesting, subject in some cases to early vesting upon specified events, including death or permanent disability of the grantee, termination of the grantee’s employment under certain circumstances or a change in control of RRD. The Company records compensation expense of RSU awards based on the fair market value of the awards at the date of grant ratably over the period during which the restrictions lapse. Dividends are not paid on RSUs.

RSUs

Nonvested RSU awards for the Company’s employees as of December 31, 2015 and 2014, and changes during the year ended December 31, 2015 were as follows:

	Shares (thousands)	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2014	85	$12.55
Granted	14	16.73
Vested	(39)	13.12

Nonvested at December 31, 2015	60	13.13

Compensation expense related to RSUs was $0.8 million, $1.5 million and $1.5 million for the years ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, there was $0.2 million of unrecognized share-based compensation expense related to less than 0.1 million restricted stock unit awards, with a weighted-average grant date fair value of $15.46, that are expected to vest over a weighted-average period of 1.4 years. The fair value of these awards was determined based on the Company’s stock price on the grant date reduced by the present value of expected dividends through the vesting period.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

Other Incentive Stock Programs

RRD maintains other incentive stock programs for the benefits of its officers, directors and certain employees that do not include Donnelley Financial employees. Allocated compensation expense related to these other stock programs was $0.7 million, $0.5 million and $0.5 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Note 16. Segment Information

The Company’s segments are summarized below:

United States

The United States segment services capital market and investment market clients in the United States by delivering products and services to help create, manage and deliver accurate and timely financial communications to investors and regulators. The Company also provides virtual data rooms to facilitate the deal management requirements of capital markets and mergers and acquisitions transactions, and provides data and analytics services that help professionals uncover intelligence from disclosure contained within public filings made with the SEC. The United States segment also includes language solutions capabilities, through which the Company can translate documents and create content in up to 140 different languages for its clients. The United States segment accounted for 85.8% of the Company’s combined net sales in 2015.

International

The International segment includes the Company’s operations in Asia, Europe, Latin America and Canada, and is primarily focused on international capital markets clients. The international business is primarily focused on working with international capital markets clients on capital markets offerings and regulatory compliance related activities into or within the United States. In addition, the international segment provides language translation services. The International segment accounted for 14.2% of the Company’s combined net sales in 2015.

Corporate

Corporate consists of unallocated selling, general and administrative activities and associated expenses including, in part, executive, legal, finance, communications, certain facility costs and inventory provisions. In addition, certain costs and earnings of employee benefit plans, such as pension and other postretirement benefit plan expense (income) and allocated costs for share-based compensation, are included in Corporate and not allocated to the operating segments.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

Information by Segment

The Company has disclosed income (loss) from operations as the primary measure of segment earnings (loss). This is the measure of profitability used by the Company’s chief operating decision-maker and is most consistent with the presentation of profitability reported within the combined financial statements.

	Total Sales	Intersegment Sales	Net Sales	Income (loss) from Operations	Assets of Operations	Depreciation and Amortization	Capital Expenditures
Year ended December 31, 2015
U.S.	$912.0	$(11.2)	$900.8	$160.3	$664.0	$37.0	$25.9
International	151.1	(2.4)	148.7	15.3	86.8	4.4	1.2

Total operating segments	1,063.1	(13.6)	1,049.5	175.6	750.8	41.4	27.1

Corporate	—	—	—	(2.9)	66.8	0.3	—

Total operations	$1,063.1	$(13.6)	$1,049.5	$172.7	$817.6	$41.7	$27.1

	Total Sales	Intersegment Sales	Net Sales	Income (loss) from Operations	Assets of Operations	Depreciation and Amortization	Capital Expenditures
Year ended December 31, 2014
U.S.	$926.0	$(9.7)	$916.3	$175.7	$655.7	$35.4	$20.3
International	166.9	(3.1)	163.8	17.2	113.1	4.6	1.5

Total operating segments	1,092.9	(12.8)	1,080.1	192.9	768.8	40.0	21.8

Corporate	—	—	—	(102.1)	225.4	0.7	7.0

Total operations	$1,092.9	$(12.8)	$1,080.1	$90.8	$994.2	$40.7	$28.8

	Total Sales	Intersegment Sales	Net Sales	Income (loss) from Operations	Assets of Operations	Depreciation and Amortization	Capital Expenditures
Year ended December 31, 2013
U.S.	$948.9	$(11.7)	$937.2	$158.5	$680.4	$31.6	$15.3
International	151.6	(3.4)	148.2	12.8	106.1	4.0	1.3

Total operating segments	1,100.5	(15.1)	1,085.4	171.3	786.5	35.6	16.6

Corporate	—	—	—	(10.5)	94.0	1.5	3.0

Total operations	$1,100.5	$(15.1)	$1,085.4	$160.8	$880.5	$37.1	$19.6

Corporate assets primarily consisted of the following items at December 31, 2015, 2014 and 2013:

	2015	2014	2013
Software, net	$42.4	$34.6	$28.4
Current and deferred income tax assets, net of valuation allowances	10.4	173.3	45.1
Property, plant and equipment, net	7.2	9.1	9.5

Restructuring, impairment and other charges by segment for 2015, 2014 and 2013 are described in Note 4, Restructuring, Impairment and Other Charges.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

Note 17. Products and Services

The following table summarizes net sales for services and products for the years ended December 31, 2015, 2014 and 2013.

	2015 Net Sales	2014 Net Sales	2013 Net Sales
Capital Markets	$431.0	$442.3	$437.9
Investment Markets	139.1	140.7	132.2
Language Solutions and other	58.5	55.2	45.5

Total services	628.6	638.2	615.6

Investment Markets	$204.0	$211.2	$219.2
Capital Markets	193.9	203.7	224.7
Language Solutions and other	23.0	27.0	25.9

Total products	420.9	441.9	469.8

Total net sales	$1,049.5	$1,080.1	$1,085.4

Note 18. Related Parties

The Company has not historically operated as a standalone business and has various relationships with RRD whereby RRD provides services to the Company.

Allocations from RRD

RRD provides Donnelley Financial with certain services, which include, but are not limited to information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. The financial information in these combined financial statements does not necessarily include all the expenses that would have been incurred had Donnelley Financial been a separate, standalone entity. RRD charges Donnelley Financial for these services based on direct usage. When specific identification is not practicable, the pro rata basis of revenue or employee headcount, or some other measure is used. These allocations were reflected as follows in the combined financial statements:

	2015	2014	2013
Costs of goods sold allocation	$38.5	$41.0	$45.5
Selling, general and administrative allocation	168.3	158.6	159.4
Depreciation and amortization	21.4	18.4	11.2

Total allocations from RRD	$228.2	$218.0	$216.1

Management considers the expense methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that the Company would have incurred as an independent public company or the costs it may incur in the future.

Related Party Revenues

Donnelley Financial generates a portion of net revenue from sales to RRD’s subsidiaries. Net revenues from intercompany sales of $7.8 million, $8.0 million and $8.9 million for the years ended December 31, 2015, 2014 and 2013, respectively, were included in the combined statement of operations.

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

Related Party Purchases

Donnelley Financial utilizes RRD for freight and logistics and services as well as certain production of printed products. Costs of goods sold of $68.3 million, $76.5 million and $90.5 million for the years ended December 31, 2015, 2014 and 2013, respectively, were included in the combined statement of operations for these purchases.

Donnelley Financial also utilizes RRD’s business process outsourcing business for certain composition, XBRL and other functions. Costs of goods sold of $40.4 million, $39.3 million and $36.6 million for the years ended December 31, 2015, 2014 and 2013, were included in the combined statement of operations for these purchases.

Intercompany payables with RRD and affiliates for these purchases are reflected within net parent company investment in the combined financial statements.

Share-Based Compensation

As discussed in Note 15, Stock and Incentive Programs for Employees, certain Donnelley Financial employees participate in RRD’s share-based compensation plans, the costs of which have been allocated to Donnelley Financial and recorded in cost of sales and selling, general and administrative expenses in the combined statements of operation. Share-based compensation costs allocated to the Company were $1.6 million, $2.1 million and $2.1 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Retirement Plans

As discussed in Note 12, Retirement Plans, Donnelley Financial employees participate in pension and other post retirement plans sponsored by RRD. These costs are reflected in the Company’s cost of sales and selling, general and administrative expenses in the combined statements of operations. These costs were funded through intercompany transactions with RRD which are reflected within the net parent company investment.

Cash

RRD uses a centralized approach to cash management and financing of operations. The majority of the Company’s foreign subsidiaries are party to RRD’s international cash pooling arrangements to maximize the availability of cash for general operating and investing purposes. As part of RRD’s centralized cash management process, cash balances are swept regularly from the Company’s accounts. Cash transfers to and from RRD’s cash concentration accounts and the resulting balances at the end of each reporting period are reflected in net parent company investment in the combined balance sheets.

Debt

RRD’s third party debt and related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of the debt and the borrowings were not directly related to the Company’s business. An intercompany note payable with RRD is presented in the accompanying combined balance sheets.

Note 19. New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02 “Leases (Topic 842) Section A—Leases: Amendments to the FASB Accounting Standards

Donnelley Financial Solutions

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014 and 2013

(in millions)

Codification” (“ASU 2016-02”), which requires lessees to put most leases on the balance sheet but recognize expense on the income statement in a manner similar to current accounting. For lessors, ASU 2016-02 also modifies the classification criteria and the accounting for sales-type and direct financing leases. The standard requires a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements and is effective in the first quarter of 2019. Early adoption of ASU 2016-02 is permitted; however the Company plans to adopt the standard in the first quarter of 2019. The Company is evaluating the impact of ASU 2016-02.

In November 2015, the FASB issued ASU 2015-17 which requires all deferred tax liabilities and assets to be classified as noncurrent on the balance sheet. The Company adopted the standard prospectively in the fourth quarter of 2015 and prior periods were not retrospectively adjusted. The adoption of ASU 2015-17 resulted in the reclassification of $7.9 million of current deferred tax assets to noncurrent on the combined balance sheet as of December 31, 2015.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which outlines a single comprehensive model for entities to use in accounting for revenue using a five-step process that supersedes virtually all existing revenue guidance. ASU 2014-09 also requires additional quantitative and qualitative disclosures. In August 2015, the FASB issued Accounting Standards Update No. 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date of ASU 2014-09 to January 1, 2018. Early adoption of ASU 2014-09 is permitted in the first quarter of 2017; however the Company plans to adopt the standard in the first quarter of 2018. The standard allows the option of either a full retrospective adoption, meaning the standard is applied to all periods presented, or a modified retrospective adoption, meaning the standard is applied only to the most current period. The Company is evaluating the impact of the provisions of ASU 2014-09 and currently anticipates applying the modified retrospective approach when adopting the standard.

The following standards were effective for and adopted by the Company in 2015. The adoption of these standards did not have a material impact on the Company’s combined financial position, results of operations or cash flows:

•	Accounting Standards Update No. 2015-10 “Technical Corrections and Improvements: Amendments to the FASB Accounting Standards Codification”

•	Accounting Standards Update No. 2015-08 “Business Combinations (Topic 805): Pushdown Accounting—Amendments to SEC Paragraphs Pursuant to Staff Accounting Bulletin No. 115”

•	Accounting Standards Update No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”

Note 20. Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2015 for recognition of disclosure through March 31, 2016, the date the combined financial statements were available to be issued, and have determined that there are no such events that require disclosure.

Donnelley Financial Solutions

Condensed Combined Statements of Operations

For the Three and Six Months Ended June 30, 2016 and 2015

(in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Services net sales	$174.9	$184.1	$314.7	$337.8
Products net sales	123.1	124.8	223.4	241.5

Total net sales	298.0	308.9	538.1	579.3
Services cost of sales (exclusive of depreciation and amortization)	78.5	77.4	150.4	151.3
Services cost of sales with RRD affiliates (exclusive of depreciation and amortization)	9.5	10.7	20.7	22.2
Products cost of sales (exclusive of depreciation and amortization)	62.9	64.9	117.9	126.6
Products cost of sales with RRD affiliates (exclusive of depreciation and amortization)	16.7	21.5	37.1	45.5

Total cost of sales	167.6	174.5	326.1	345.6
Selling, general and administrative expenses (exclusive of depreciation and amortization)	59.3	55.7	108.3	103.7
Restructuring, impairment and other charges-net	1.3	1.4	1.9	1.9
Depreciation and amortization	10.8	10.7	20.3	21.7

Income from operations	59.0	66.6	81.5	106.4
Interest expense-net	0.1	0.3	0.4	0.6

Earnings before income taxes	58.9	66.3	81.1	105.8
Income tax expense	22.6	25.8	31.4	41.5

Net earnings	$36.3	$40.5	$49.7	$64.3

See Notes to Condensed Combined Financial Statements

Donnelley Financial Solutions

Condensed Combined Statements of Comprehensive Income

For the Three and Six Months Ended June 30, 2016 and 2015

(in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net earnings	$36.3	$40.5	$49.7	$64.3
Other comprehensive (loss) income, net of tax:
Translation adjustments	1.0	0.7	4.0	(2.7)
Adjustment for net periodic pension plan cost	—	5.5	(0.2)	10.8

Other comprehensive income	1.0	6.2	3.8	8.1

Comprehensive income	$37.3	$46.7	$53.5	$72.4

See Notes to Condensed Combined Financial Statements

Donnelley Financial Solutions

Condensed Combined Balance Sheets

As of June 30, 2016 and 2015

(in millions)

	June 30, 2016	December 31, 2015
ASSETS
Cash and cash equivalents	$33.9	$15.1
Receivables, less allowances for doubtful accounts of $5.2 in 2016 (2015—$4.6)	241.4	146.2
Inventories	23.4	22.2
Prepaid expenses and other current assets	13.4	7.3

Total current assets	312.1	190.8

Property, plant and equipment-net	32.6	33.0
Goodwill	447.1	446.8
Other intangible assets-net	62.1	69.3
Software-net	43.2	43.4
Deferred income taxes	11.4	10.6
Other noncurrent assets	27.1	23.7

Total assets	$935.6	$817.6

LIABILITIES
Accounts payable	$45.4	$39.5
Accrued liabilities	72.8	75.4
Short-term debt	—	8.8

Total current liabilities	118.2	123.7

Note payable with an RRD affiliate	29.6	29.2
Deferred compensation liabilities	28.0	28.5
Other noncurrent liabilities	11.7	12.7

Total liabilities	187.5	194.1

Commitments and Contingencies (Note 9)
EQUITY
Accumulated other comprehensive loss	(12.2)	(16.0)
Net parent company investment	760.3	639.5

Total equity	748.1	623.5

Total liabilities and equity	$935.6	$817.6

See Notes to Condensed Combined Financial Statements

Donnelley Financial Solutions

Condensed Combined Statements of Cash Flows

For the Six Months Ended June 30, 2016 and 2015

(in millions)

	Six Months Ended June 30,
	2016	2015
OPERATING ACTIVITIES
Net earnings	$49.7	$64.3
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	20.3	21.7
Provision for doubtful accounts receivable	1.4	0.2
Share-based compensation	1.0	1.0
Deferred income taxes	(0.7)	4.9
Loss on investments and other assets—net	0.1	—
Changes in operating assets and liabilities—net of acquisitions:
Accounts receivable—net	(96.9)	(75.5)
Inventories	(1.1)	(1.8)
Prepaid expenses and other current assets	(6.5)	0.5
Accounts payable	4.2	(0.9)
Income taxes payable and receivable	(0.4)	0.4
Accrued liabilities and other	(4.7)	(22.1)

Net cash used in operating activities	(33.6)	(7.3)

INVESTING ACTIVITIES
Capital expenditures	(12.3)	(10.8)
Other investing activities	(1.6)	—

Net cash used in investing activities	(13.9)	(10.8)

FINANCING ACTIVITIES
Net change in short-term debt	(8.8)	(3.4)
Other financing activities	0.4	0.6
Net transfers from Parent and affiliates	69.5	10.3

Net cash provided by financing activities	61.1	7.5

Effect of exchange rate on cash and cash equivalents	5.2	(1.5)
Net increase (decrease) in cash and cash equivalents	18.8	(12.1)
Cash and cash equivalents at beginning of year	15.1	28.6

Cash and cash equivalents at end of period	$33.9	$16.5

See Notes to Condensed Combined Financial Statements

Donnelley Financial Solutions

Notes to Condensed Combined Financial Statements

For the Three and Six Months Ended June 30, 2016 and 2015

(in millions)

Note 1. Overview and Basis of Presentation

Description of Business and Separation

Donnelley Financial Solutions (“Donnelley Financial,” “the Company” and “we”) is a financial communications services company that supports global capital markets compliance and transaction needs for its corporate clients and their advisors (such as law firms and investment bankers) and global investment markets compliance and analytics needs for mutual fund companies, variable annuity providers and broker/dealers. Donnelley Financial provides content management, multi-channel content distribution, data management and analytics services, collaborative workflow and business reporting tools, and translations and other language services in support of clients’ communications requirements.

On August 4, 2015, R. R. Donnelley & Sons Company (“RRD” or the “Parent”) announced that its Board of Directors intends to create three independent public companies: (i) the Company, which will be a financial communications and data services company, (ii) LSC Communications, Inc., which will be a publishing and retail-centric print services and office product company (“LSC Communications”), and (iii) a global, customized multichannel communications management company, which will be the business of RRD after the Separation. The transactions are expected to take the form of a tax-free distribution to RRD shareholders of at least 80% of the shares of common stock in the Company and LSC Communications. The transactions are subject to customary conditions, including obtaining rulings from the Internal Revenue Service (which the Company has received) and/or tax opinions, execution of inter-company agreements and final approval by RRD’s Board of Directors. RRD expects to complete the transactions in October 2016, but there can be no assurance that the transactions will be completed on the anticipated timeline, or at all, or that the terms of the transaction will not change.

Structure of Transaction

Donnelley Financial was incorporated on February 22, 2016 as a wholly-owned subsidiary of RRD. Prior to the distribution of at least 80% of Donnelley Financial’s outstanding shares of common stock to holders of RRD’s common stock, which we refer to as the Distribution, Donnelley Financial will acquire the subsidiaries, businesses and other assets owned by RRD, directly or indirectly, that are described in this information statement.

Basis of Presentation

The financial data presented herein is unaudited and should be read in conjunction with the combined financials statements and accompanying notes as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014, and 2013 included elsewhere in this information statement. In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Results of interim periods should not be considered indicative of the results of the full year.

The accompanying condensed combined financial statements have been prepared on a stand-alone basis and are derived from RRD’s consolidated financial statements and accounting records. The condensed combined financial statements include the financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States (“GAAP”).

The condensed combined financial statements include the allocation of certain assets and liabilities that have historically been held at the RRD corporate level but which are specifically identifiable or attributable to the

Donnelley Financial Solutions

Notes to Condensed Combined Financial Statements

For the Three and Six Months Ended June 30, 2016 and 2015

(in millions)

Company. Cash and cash equivalents held by RRD were not allocated to Donnelley Financial unless they were held in a legal entity that will be transferred to Donnelley Financial. All intercompany transactions and accounts have been eliminated. All intracompany transactions between RRD and Donnelley Financial are considered to be effectively settled in the condensed combined financial statements at the time the transaction is recorded, with the exception of a note payable with an RRD affiliate. The total net effect of the settlement of these intracompany transactions is reflected in the condensed combined statements of cash flows as a financing activity and in the condensed combined balance sheets as net parent company investment. Net parent company investment is primarily impacted by contributions from RRD which are the result of treasury activities and net funding provided by or distributed to RRD.

The condensed combined financial statements include certain expenses of RRD which were allocated to Donnelley Financial for certain functions, including general corporate expenses related to information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These expenses have been allocated to the Company on the basis of direct usage, when available, with the remainder allocated on the pro rata basis of revenue, employee headcount, or other measures. We consider the expense methodology and results to be reasonable for all periods presented. However these allocations may not be indicative of the actual expenses that we would have incurred as an independent public company or the costs we may incur in the future.

The income tax amounts in these condensed combined financial statements have been calculated based on a separate income tax return methodology and presented as if the Company’s operations were separate taxpayers in the respective jurisdictions.

RRD maintains various benefit and share-based compensation plans at a corporate level. Donnelley Financial employees participate in those programs and a portion of the cost of those plans is included in Donnelley Financial’s condensed combined financial statements. However, Donnelley Financial’s condensed combined balance sheets do not include any equity related to share-based compensation plans or any net benefit plan obligations unless Donnelley Financial is the sole sponsor of the plan.

Donnelley Financial generates a portion of net revenue from sales to RRD’s subsidiaries. Additionally, Donnelley Financial utilizes RRD for freight and logistics, production of certain printed products and outsourced business services functions. Included in the condensed combined financial statements are net revenues from intercompany sales of $1.1 million and $2.0 million and cost of sales to RRD and affiliates of $26.2 million and $32.2 million for the three months ended June 30, 2016 and June 30, 2015, respectively. Additionally, included in the condensed combined financial statements are net revenues from intercompany sales of $2.5 million and $3.9 million and cost of sales to RRD and its affiliates of $57.8 million and $67.7 million for the six months ended June 30, 2016 and June 30, 2015, respectively. Intercompany receivables and payables with RRD are reflected within net parent company investment in the accompanying condensed combined financial statements. See Note 10, Related Parties, to the condensed combined financial statements for a further description of related party transactions.

Donnelley Financial Solutions

Notes to Condensed Combined Financial Statements

For the Three and Six Months Ended June 30, 2016 and 2015

(in millions)

Note 2. Inventories

The components of the Company’s inventories, net of excess and obsolescence reserves for raw materials and finished goods, at June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016	December 31, 2015
Raw materials and manufacturing supplies	$8.0	$8.0
Work in process	10.2	9.6
Finished goods	5.2	4.6

Total	$23.4	$22.2

Note 3. Property, Plant and Equipment

The components of the Company’s property, plant and equipment at June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016	December 31, 2015
Land	$10.0	$10.0
Buildings	44.5	44.7
Machinery and equipment	102.1	121.4

	156.6	176.1
Less: Accumulated depreciation	(124.0)	(143.1)

Total	$32.6	$33.0

Depreciation expense was $2.8 million and $2.2 million for the three months ended June 30, 2016 and 2015, respectively, and $4.7 million and $4.9 million for the six months ended June 30, 2016 and 2015, respectively.

Note 4. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by segment for the six months ended June 30, 2016 were as follows:

	US	International	Total
Net book value as of December 31, 2015	$429.2	$17.6	$446.8
Foreign exchange and other adjustments	—	0.3	0.3

Net book value as of June 30, 2016	$429.2	$17.9	$447.1

Donnelley Financial Solutions

Notes to Condensed Combined Financial Statements

For the Three and Six Months Ended June 30, 2016 and 2015

(in millions)

The components of other intangible assets at June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016			December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$140.2	$(79.0)	$61.2	$140.2	$(71.8)	$68.4
Trade names	6.3	(5.5)	0.8	6.3	(5.5)	0.8
Trademarks, licenses and agreements	3.2	(3.1)	0.1	6.2	(6.1)	0.1

Total other intangible assets	$149.7	$(87.6)	$62.1	$152.7	$(83.4)	$69.3

Amortization expense for other intangible assets was $3.6 million and $3.9 million for the three months ended June 30, 2016 and 2015, respectively, and $7.2 million and $7.8 million for the six months ended June 30, 2016 and 2015, respectively.

The following table outlines the estimated annual amortization expense related to other intangible assets as of June 30, 2016:

For the year ending December 31,	Amount
2016	$14.4
2017	14.4
2018	13.8
2019	13.8
2020	12.5
2021 and thereafter	0.4

Total	$69.3

Note 5. Retirement Plans

The components of the estimated net pension plan income for the three and six months ended June 30, 2016 and 2015 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Pension expense (income) loss
Interest cost	$—	$36.8	$—	$73.6
Expected return on assets	—	(52.6)	—	(105.3)
Amortization, net	—	9.2	(0.2)	18.2

Net pension income	$—	$(6.6)	$(0.2)	$(13.5)

Income allocated to RRD affiliates	—	6.0	—	12.3

Net periodic benefit (income), net of allocation	$—	$(0.6)	$(0.2)	$(1.2)

Donnelley Financial Solutions

Notes to Condensed Combined Financial Statements

For the Three and Six Months Ended June 30, 2016 and 2015

(in millions)

Note 6. Equity

The Company’s equity as of December 31, 2015 and June 30, 2016, and changes during the six months ended June 30, 2016, were as follows:

	Net Parent Company Investment	Accumulated Other Comprehensive Loss	Total Equity
Balance at December 31, 2015	$639.5	$(16.0)	$623.5
Net earnings	49.7	—	49.7
Transfers from parent company, net	71.1	—	71.1
Other comprehensive income	—	3.8	3.8

Balance at June 30, 2016	$760.3	$(12.2)	$748.1

The Company’s equity as of December 31, 2014 and June 30, 2015, and changes during the six months ended June 30, 2015, were as follows:

	Net Parent Company Investment	Accumulated Other Comprehensive Loss	Total Equity
Balance at December 31, 2014	$1,025.2	$(673.7)	$351.5
Net earnings	64.3	—	64.3
Transfers from parent company, net	13.4	—	13.4
Other comprehensive income	—	8.1	8.1

Balance at June 30, 2015	$1,102.9	$(665.6)	$437.3

Note 7. Comprehensive Income

The components of other comprehensive (loss) income and income tax expense allocated to each component for the three and six months ended June 30, 2016 and 2015 were as follows:

	Three Months Ended June 30, 2016			Six Months Ended June 30, 2016
	Before Tax Amount	Income Tax Expense	Net of Tax Amount	Before Tax Amount	Income Tax Expense	Net of Tax Amount
Translation adjustments	$1.0	$—	$1.0	$4.0	$—	$4.0
Adjustment for net periodic pension plan cost	—	—	—	(0.2)	—	(0.2)

Other comprehensive income	$1.0	$—	$1.0	$3.8	$—	$3.8

Donnelley Financial Solutions

Notes to Condensed Combined Financial Statements

For the Three and Six Months Ended June 30, 2016 and 2015

(in millions)

	Three Months Ended June 30, 2015			Six Months Ended June 30, 2015
	Before Tax Amount	Income Tax Expense	Net of Tax Amount	Before Tax Amount	Income Tax Expense	Net of Tax Amount
Translation adjustments	$0.7	$—	$0.7	$(2.7)	$—	$(2.7)
Adjustment for net periodic pension plan cost	9.2	3.7	5.5	18.2	7.4	10.8

Other comprehensive income	$9.9	$3.7	$6.2	$15.5	$7.4	$8.1

Accumulated other comprehensive loss by component as of December 31, 2015 and June 30, 2016, and changes during the six months ended June 30, 2016, were as follows:

	Pension Plan Cost	Translation Adjustments	Total
Balance at December 31, 2015	$—	$(16.0)	$(16.0)
Other comprehensive income before reclassifications	—	4.0	4.0
Amounts reclassified from accumulated other comprehensive loss	(0.2)	—	(0.2)

Net change in accumulated other comprehensive loss	(0.2)	4.0	3.8

Balance at June 30, 2016	$(0.2)	$(12.0)	$(12.2)

Accumulated other comprehensive (loss) income by component as of December 31, 2014 and June 30, 2015, and changes during the six months ended June 30, 2015, were as follows:

	Pension Plan Cost	Translation Adjustments	Total
Balance at December 31, 2014	$(665.2)	$(8.5)	$(673.7)
Other comprehensive loss before reclassifications	—	(2.7)	(2.7)
Amounts reclassified from accumulated other comprehensive (loss) income	10.8	—	10.8

Net change in accumulated other comprehensive (loss) income	10.8	(2.7)	8.1

Balance at June 30, 2015	$(654.4)	$(11.2)	$(665.6)

Reclassifications from accumulated other comprehensive (loss) income for the three and six months ended June 30, 2016 and 2015 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,		Classification in the Condensed Combined Statements of Operations
	2016	2015	2016	2015
Amortization of pension plan cost:
Net actuarial (loss) income	$—	$9.2	$(0.2)	$18.2	(a)
Settlements	—	—	—	—	(a)

Reclassifications before tax	—	9.2	(0.2)	18.2
Income tax expense	—	3.7	—	7.4

Reclassifications, net of tax	$—	$5.5	$(0.2)	$10.8

Donnelley Financial Solutions

Notes to Condensed Combined Financial Statements

For the Three and Six Months Ended June 30, 2016 and 2015

(in millions)

(a)	These accumulated other comprehensive (loss) income components are included in the calculation of net periodic pension (income) expense, a component of which was allocated to Donnelley Financial, and recognized in cost of sales and selling, general and administrative expenses in the Condensed Combined Statements of Operations (see Note 5, Retirement Plans).

Note 8. Segment Information

The Company’s segments are summarized below:

United States

The United States segment serves capital market and investment market clients in the United States by delivering products and services to help create, manage, and deliver, accurate and timely financial communications to investors and regulators. The Company also provides virtual data rooms to facilitate the deal management requirements of capital markets and mergers and acquisitions transactions, and provides data and analytics services that help professionals uncover intelligence from disclosures contained within public filings made with the SEC. The United States segment also includes language solutions capabilities, through which the Company can translate documents and create content in up to 140 different languages for its clients.

International

The International segment includes the Company’s operations in Asia, Europe, Latin America, Australia and Canada. The international business is primarily focused on working with international capital markets clients on capital markets offerings and regulatory compliance related activities into or within the United States. In addition, the international segment provides language translation services.

Corporate

Corporate consists of unallocated selling, general and administrative activities and associated expenses including, in part, executive, legal, finance, communications and certain facility costs. In addition, certain costs and earnings of employee benefit plans, such as pension and other postretirement benefit plan expense (income) and allocated costs for share-based compensation, are included in Corporate and not allocated to the operating segments.

Information by Segment

The Company has disclosed income (loss) from operations as the primary measure of segment earnings (loss). This is the measure of profitability used by the Company’s chief operating decision-maker and is most consistent with the presentation of profitability reported within the condensed combined financial statements.

	Total Sales	Intersegment Sales	Net Sales	Income (Loss) from Operations	Depreciation and Amortization	Capital Expenditures
Three Months Ended June 30, 2016
U.S.	$263.2	$(1.2)	$262.0	$59.3	$9.4	$2.9
International	38.0	(2.0)	36.0	3.1	1.0	0.9

Total operating segments	301.2	(3.2)	298.0	62.4	10.4	3.8
Corporate	—	—	—	(3.4)	0.4	—

Total operations	$301.2	$(3.2)	$298.0	$59.0	$10.8	$3.8

Donnelley Financial Solutions

Notes to Condensed Combined Financial Statements

For the Three and Six Months Ended June 30, 2016 and 2015

(in millions)

	Total Sales	Intersegment Sales	Net Sales	Income (Loss) from Operations	Depreciation and Amortization	Capital Expenditures
Three Months Ended June 30, 2015
U.S.	$269.0	$(3.0)	$266.0	$62.0	$9.5	$5.3
International	43.5	(0.6)	42.9	6.5	1.1	—

Total operating segments	312.5	(3.6)	308.9	68.5	10.6	5.3
Corporate	—	—	—	(1.9)	0.1	—

Total operations	$312.5	$(3.6)	$308.9	$66.6	$10.7	$5.3

	Total Sales	Intersegment Sales	Net Sales	Income (Loss) from Operations	Assets of Operations	Depreciation and Amortization	Capital Expenditures
Six Months Ended June 30, 2016
U.S.	$472.8	$(2.7)	$470.1	$81.3	$742.7	$17.7	$8.9
International	70.7	(2.7)	68.0	6.1	115.0	2.1	1.2

Total operating segments	543.5	(5.4)	538.1	87.4	857.7	19.8	10.1
Corporate	—	—	—	(5.9)	77.9	0.5	2.2

Total operations	$543.5	$(5.4)	$538.1	$81.5	$935.6	$20.3	$12.3

	Total Sales	Intersegment Sales	Net Sales	Income (Loss) from Operations	Assets of Operations	Depreciation and Amortization	Capital Expenditures
Six Months Ended June 30, 2015
U.S.	$505.5	$(4.9)	$500.6	$100.4	$719.8	$19.3	$10.4
International	79.9	(1.2)	78.7	9.8	104.3	2.2	0.4

Total operating segments	585.4	(6.1)	579.3	110.2	824.1	21.5	10.8
Corporate	—	—	—	(3.8)	211.5	0.2	—

Total operations	$585.4	$(6.1)	$579.3	$106.4	$1,035.6	$21.7	$10.8

Note 9. Commitments and Contingencies

Litigation

From time to time, the Company’s customers and others file voluntary petitions for reorganization under United States bankruptcy laws. In such cases, certain pre-petition payments received by the Company from these parties could be considered preference items and subject to return. In addition, the Company may be party to certain litigation arising in the ordinary course of business. Management believes that the final resolution of these preference items and litigation will not have a material effect on the Company’s consolidated results of operations, financial position or cash flows.

Donnelley Financial Solutions

Notes to Condensed Combined Financial Statements

For the Three and Six Months Ended June 30, 2016 and 2015

(in millions)

Note 10. Related Parties

Allocations from RRD

RRD provides Donnelley Financial with certain services, which include, but are not limited to information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. The financial information in these combined financial statements does not necessarily include all the expenses that would have been incurred had Donnelley Financial been a separate, standalone entity. RRD charges Donnelley Financial for these services based on direct usage. When specific identification is not practicable, the pro rata basis of revenue or employee headcount, or some other measure is used. These allocations were reflected as follows in the condensed combined financial statements:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Costs of goods sold allocation	$9.4	$9.8	$19.7	$19.7
Selling, general and administrative allocation	51.8	48.4	91.1	88.0
Depreciation and amortization	5.1	5.7	9.9	11.5

Total allocations from RRD	$66.3	$63.9	$120.7	$119.2

The Company considers the expense methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that the Company would have incurred as an independent public company or the costs it may incur in the future.

Related Party Revenues

Donnelley Financial generates a portion of its net revenue from sales to RRD’s subsidiaries. Net revenues from intercompany sales of $1.1 million and $2.0 million for three months ended June 30, 2016 and 2015, respectively, and $2.5 million and $3.9 million for the periods ending June 30, 2016 and 2015, respectively, were included in the condensed combined statement of operations.

Related Party Purchases

Donnelley Financial utilizes RRD for freight and logistics and services as well as certain production of printed products. Cost of sales of $16.7 million and $21.5 million for the three months ended June 30, 2016 and 2015, respectively, and $37.1 million and $45.5 million for the six months ended June 30, 2016 and 2015 respectively, were included in the condensed combined statements of operations for these purchases.

Donnelley Financial also utilizes RRD’s business process outsourcing business for certain composition, XBRL and other functions. Cost of sales of $9.5 million and $10.7 million for the three months ended June 30, 2016 and 2015, respectively, and $20.7 million and $22.2 million for the six months ended June 30, 2016 and 2015 were included in the condensed combined statements of operations for these purchases.

Intercompany payables with RRD and affiliates for these purchases are reflected within net parent company investment in the condensed combined financial statements.

Share-Based Compensation

Certain Donnelley Financial employees participate in RRD’s share-based compensation plans, the costs of which have been allocated to Donnelley Financial and recorded in cost of sales and selling, general and

Donnelley Financial Solutions

Notes to Condensed Combined Financial Statements

For the Three and Six Months Ended June 30, 2016 and 2015

(in millions)

administrative expenses in the condensed combined statements of operations. Share-based compensation costs allocated to the Company were $0.7 million and $0.6 million for the three months ended June 30, 2016 and 2015, respectively, and $1.0 million for both the six months ended June 30, 2016 and 2015.

Retirement Plans

Donnelley Financial employees participate in pension and other postretirement plans sponsored by RRD. These costs are reflected in the Company’s cost of sales and selling, general and administrative expenses in the condensed combined statements of operations. These costs were funded through intercompany transactions with RRD which are reflected within the net parent company investment.

Cash and Cash Equivalents

RRD uses a centralized approach to cash management and financing of operations. The majority of the Company’s foreign subsidiaries are party to RRD’s international cash pooling arrangements to maximize the availability of cash for general operating and investing purposes. As part of RRD’s centralized cash management process, cash balances are swept regularly from the Company’s accounts. Cash transfers to and from RRD’s cash concentration accounts and the resulting balances at the end of each reporting period are reflected in net parent company investment in the condensed combined balance sheets.

Debt

RRD’s third party debt and related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of the debt and the borrowings were not directly related to the Company’s business. An intercompany note payable with RRD is presented in the accompanying condensed combined balance sheets.

Note 11. New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02 “Leases (Topic 842)” (“ASU 2016-02”), which requires lessees to put most leases on the balance sheet but recognize expense on the income statement in a manner similar to current accounting. For lessors, ASU 2016-02 also modifies the classification criteria and the accounting for sales-type and direct financing leases. The standard requires a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements and is effective in the first quarter of 2019. Early adoption of ASU 2016-02 is permitted; however the Company plans to adopt the standard in the first quarter of 2019. The Company is evaluating the impact of ASU 2016-02.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which outlines a single comprehensive model for entities to use in accounting for revenue using a five-step process that supersedes virtually all existing revenue guidance. ASU 2014-09 also requires additional quantitative and qualitative disclosures. In August 2015, the FASB issued Accounting Standards Update No. 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date of ASU 2014-09 to January 1, 2018. Early adoption of ASU 2014-09 is permitted in the first quarter of 2017. However, the Company plans to adopt the standard in the first quarter of 2018. The standard allows the option of either a full retrospective adoption, meaning the standard is applied to all periods presented, or a modified retrospective adoption, meaning the

Donnelley Financial Solutions

Notes to Condensed Combined Financial Statements

For the Three and Six Months Ended June 30, 2016 and 2015

(in millions)

standard is applied only to the most current period. The Company is evaluating the impact of the provisions of ASU 2014-09 and currently anticipates applying the modified retrospective approach when adopting the standard.

The following standards were effective for and adopted by the Company in 2016. The adoption of these standards did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows:

•	Accounting Standards Update No. 2015-16 “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments”

•	Accounting Standards Update No. 2015-07 “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”

•	Accounting Standards Update No. 2015-04 “Compensation—Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets”

•	Accounting Standards Update No. 2015-02 “Consolidation (Topic 810): Amendments to the Consolidation Analysis”

•	Accounting Standards Update No. 2015-01 “Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”

Note 12. Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of June 30, 2016 for recognition of disclosure through September 2, 2016, the date the condensed combined financial statements were available to be issued, and have determined that there are no such events that require disclosure.